Form 20-F
period 2022-12-31
Jayud Global Logistics Ltd
filed 2023-05-15
CIK 1938186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:__________

For the transition period from________to_________

Commission file number: 333-269871

Jayud Global Logistics Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4th Floor, Building 4, Shatoujiao Free Trade Zone

Shenyan Road, Yantian District

Shenzhen, China

(86) 0755-25595406

(Address of principal executive offices)

Lin Bao, chief financial officer

Telephone: +86 0755-25595406

Email address: lin.bao@jayud.com

4th Floor, Building 4, Shatoujiao Free Trade Zone

Shenyan Road, Yantian District

Shenzhen, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.0001 per share	JYD	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, there were 13,590,400 Class A ordinary shares and 6,409,600 Class B ordinary shares, par value US$0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“CAGR” refers to compound average growth rate;

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share after the Forward Share Split;

●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share after the Forward Share Split;

●	“EIT” refers to enterprise income tax;

●	“Forward Share Split” refers to a 1 to 1.25 forward share split of our ordinary shares under Cayman Islands law implemented on March 16, 2023;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares of par value US$0.0001 per share;

●	“R&D” refers to research and development;

●	“Reverse Share Split” refers to a 1 for 1.25 reverse share split of our ordinary shares under Cayman Islands law implemented on February 16, 2023;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” and “our” refer to Jayud Global Logistics Limited, a Cayman Islands company and its subsidiaries.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the integrated logistics industry in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our bases of customers;

●	our plans to invest in our products and services;

●	competition in our industries; and

●	developments in government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements. You should read these statements in conjunction with the risks disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Risks Related to Doing Business in China

Jayud Global Logistics Limited is not a Chinese operating company, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries based in mainland China.

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in mainland China and the complex and evolving mainland China laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security, which may impact our ability to conduct certain businesses, accept foreign investments, or continue to list on a United States exchange. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.

Permissions Required from the PRC Authorities for Our Operations

We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2022, as advised by our PRC counsel, PacGate Law Group, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations, and any requirement of approvals or permits in connection with our future offering of securities could cause our operations and financial conditions to be materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless.”

On November 14, 2021, the Cyberspace Administration of China, or the CAC, issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On December 28, 2021, the CAC, together with other relevant administrative departments, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2022, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review in relation to our initial public offering. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and the related guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and regulates both direct and indirect overseas offering and listing of securities by PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The CSRC provided further notice related to the Overseas Listing Trial Measures that companies that have acquired approval from overseas authority or overseas stock exchanges for indirect overseas offering and listing before March 31, 2023 and have completed overseas offering and listing before September 30, 2023, are not required to perform filling procedure. As advised by our PRC counsel, we are not required to make filing with the CSRC in connection with our initial public offering and listing on the Nasdaq Capital Market in April 2023. In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to our initial public offering and listing overseas. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — Regulations — Regulations Relating to Overseas Listings and M&A Rules.”

We cannot assure you that we can complete the filing procedures, obtain the approvals or complete other compliance procedures in a timely manner, or at all, or that any completion of filing or approval or other compliance procedures would not be rescinded. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our Class A ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. Pursuant to the HFCA Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor prior to December 8, 2022, Friedman LLP, or Friedman, and current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Both Friedman and Marcum Asia have been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our Class A ordinary shares may significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022, and selected consolidated cash flows data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes in conjunction with “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Revenues	290,332,933	545,593,497	651,991,593	93,615,081
Cost of revenues	(269,306,314)	(511,092,522)	(614,605,479)	(88,247,061)
Gross profit	21,026,619	34,500,975	37,386,114	5,368,020
Operating expenses:
Selling expenses	(6,272,901)	(8,956,522)	(16,032,550)	(2,302,006)
General and administrative expenses	(7,043,391)	(11,275,729)	(18,555,039)	(2,664,193)
Research and development expenses	(1,376,644)	(1,460,960)	(2,096,317)	(300,996)
Total operating expenses	(14,692,936)	(21,693,211)	(36,683,906)	(5,267,195)
Operating profit	6,333,683	12,807,764	702,208	100,825
Other income/(expenses):
Other expense, net	(87,504)	(11,599)	(205,903)	(29,564)
Foreign exchange gain (loss), net	(912,988)	489,268	4,407,133	632,791
Financial expenses, net	(651,134)	(1,358,586)	(943,324)	(135,446)
Total other income/(expenses), net	(1,651,626)	(880,917)	3,257,906	467,781
Income before income tax expense	4,682,057	11,926,847	3,960,114	568,606
Income tax expenses	(1,634,929)	(1,703,179)	(2,582,217)	(370,763)
Net income	3,047,128	10,223,668	1,377,897	197,843
Foreign currency translation adjustment, net of tax	11,615	10,158	(200,146)	(28,738)
Total comprehensive income	3,058,743	10,233,826	1,177,751	169,105

The following table presents our selected consolidated balance sheets data as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash	40,266,725	27,939,170	4,011,597
Accounts receivable, net	87,545,391	30,913,334	4,438,637
Prepaid expenses and other current assets, net	28,551,387	12,210,990	1,753,294
Operating right-of-use assets, net	6,463,320	31,403,688	4,509,044
Total assets	170,842,238	125,422,314	18,008,544
Short-term borrowings	10,900,000	14,800,000	2,125,032
Accounts payable - third parties	41,901,620	18,147,774	2,605,717
Accounts payable - related parties	60,978,653	7,425,184	1,066,132
Total liabilities	154,071,959	94,524,726	13,572,168
Total shareholder’s equity	16,770,279	30,897,587	4,436,376

The following table presents our selected consolidated cash flows data for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Summary Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	15,319,723	4,239,582	(15,231,895)	(2,187,042)
Net cash used in investing activities	(155,102)	(634,871)	(5,728,754)	(822,556)
Net cash provided by financing activities	3,787,938	12,946,160	9,334,311	1,340,250
Effect of foreign exchange rate changes	11,615	10,158	(200,146)	(28,738)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	18,964,174	16,561,029	(11,826,484)	(1,698,086)
Cash and cash equivalents and restricted cash at beginning of year	4,741,522	23,705,696	40,266,725	5,781,628
Cash and cash equivalents and restricted cash at end of year	23,705,696	40,266,725	28,440,241	4,083,542

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for supply chain solutions and logistics services, in China and globally.

●	Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

●	We face intense competition which could adversely affect our results of operations and market share.

●	We face risks associated with the items we deliver and the contents of shipments and inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

●	We may be exposed to credit risks in relation to defaults from customers.

●	Our historical results of operations and financial performance are not indicative of future performance.

●	If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

●	Our strategies and expansion plans may require a significant amount of capital, and the actual capital requirements may be different from what we anticipate. We may seek equity or debt financing to finance all or a portion of such capital expenditures. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects will not be materially adversely affected.

●	Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demand will cause our future financial results to suffer.

●	We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

●	We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

●	We rely on service providers, such as air, ocean and ground freight carriers, and if they become financially unstable or have reduced capacity to provide services because of COVID-19, it may adversely impact our business and operating results.

●	Our business may be affected by fluctuations in China’s road transportation market.

●	Any disruption to the operation of the warehousing and logistics facilities operated by us or other third-party transportation companies and couriers that facilitate our logistics services, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to utilize our container depots and warehouses effectively, our business and results of operations may be adversely affected.

●	We may be unable to obtain adequate amount of cargo space to meet our customers’ needs.

●	We use third parties in some aspects of our operations and failure to maintain positive relationships with them could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to manage the expansion of our logistics infrastructure successfully, our business prospects and results of operations may be materially and adversely affected.

●	We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	If our customers reduce their expenditure on third-party supply chain solutions and logistics services or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

●	If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

Risks Related to Doing Business in China

●	Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government exerts substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

●	We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

Risks Related to the Class A Ordinary Shares

●	The trading price of our Class A ordinary shares has been and will likely continue to be volatile, which could result in substantial losses to investors.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

●	Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

●	Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our Class A ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

Risks Related to Our Business and Industry

Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for supply chain solutions and logistics services, in China and globally.

We generate a significant portion of volume of orders by serving merchants that may conduct business on various e-commerce platforms, which rely on our supply chain solutions and logistics services to fulfill orders placed by consumers on such platforms. As such, our business and growth are highly dependent on the viability and prospects of international commerce, as well as the domestic and international e-commerce industry. Any uncertainties relating to the growth, profitability and regulatory regime of international commerce and/or the e-commerce industry could have a significant impact on us. The development of international commerce and/or the e-commerce industry is affected by a number of factors, most of which are beyond our control. These factors include but not limited to:

●	the consumption power and disposable income of consumers, as well as changes in demographics and consumer tastes and preferences;

●	the potential impact of the COVID-19 and other pandemics on our business operations and the economy in China and elsewhere in the world generally;

●	the growth of broadband and mobile Internet penetration and usage;

●	the availability, reliability and security of e-commerce platforms;

●	the selection, price and popularity of products offered on e-commerce platforms;

●	the emergence of alternative channels or business models that better suit the needs of consumers;

●	the development of logistics, payment and other ancillary services associated with international commerce and/or e-commerce; and

●	changes in laws and regulations, as well as government policies that govern international commerce and/or the e-commerce industry

International commerce and the e-commerce industry are highly sensitive to the changes of macroeconomic conditions, and people’s e-commerce spending tends to decline during recessionary periods. Many factors beyond our control, including economic recessions, downturns in business cycles, inflation and deflation, fluctuation of currency exchange rate, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates, can adversely affect international commerce, consumer confidence and spending behavior on e-commerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in domestic and international politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending behavior, which could in turn negatively impact our growth and profitability.

Further, the supply chain solution industry has historically experienced cyclical fluctuations in operational and financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in China or globally, reduced overall demand for supply chain services will likely result in decreased demand for our supply chain solutions and logistics services and exert downward pressures on our rates and margins. As we provide a significant portion of our supply chain solutions and logistics services for the international commerce and the e-commerce industry, if the online and offline retail channel integration trend or any other trend required for the development of international commerce and the e-commerce industry does not develop as we expect, our business prospect may be adversely affected. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiencies.

In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. For example, the trade dispute between the PRC and the United States and the increase in tariffs that the two states imposed on each other’s imports have contributed to increased market volatility, weakened business and consumer confidence, and diminished expectations for economic growth around the world. The adverse impact on sellers, cross-border e-commerce, logistics companies and overseas warehouses were most prominent in the trade war if products sold belonged to the tariff lines, further leading to massive growth in tax costs. Any trade barriers, legal measures and exchange rate fluctuations may severely affect cross-border business activities or integrated supply chain solution providers that are highly sensitive to price changes. In such deteriorated economic environment, some of our customers may face difficulties in paying us, and some may go out of business. These customers may not complete their payments as quickly as they did in the past, if at all, which may have adverse impact on our working capital. We may not be able to promptly adjust our expenses in response to changing market demands and it may be more difficult to match our staffing levels to our business needs.

Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

We are an end-to-end supply chain solution provider, and a substantial portion of our business operations is freight forwarding, particularly international freight forwarding. Our freight forwarding operations may be affected by trade restrictions implemented by countries or territories in which our customers are located or in which our customers’ products are manufactured or sold. For example, we are subject to risks relating to changes in trade policies, tariff regulations, embargoes or other trade restrictions adverse to our customers’ business. Actions by governments which result in restrictions on movement of cargo or otherwise could also impede our ability to carry out freight forwarding operations. In addition, international trade and political issues, tensions, conflicts and wars may cause delays and interruptions to cross-border transportation and result in limitations on our insurance coverage. If we are unable to transport cargo to and from countries with trade restrictions in a timely manner or at all, we may face risks related to contract violations and our business, financial condition and results of operations could be materially and adversely affected.

We face intense competition which could adversely affect our results of operations and market share.

The industries we operate in are highly competitive and fragmented. Our extensive supply chain solutions and logistics services encompass a wide range of services, including freight forwarding services, supply chain management and other value-added services. As a result, we may compete with a broad range of companies, such as integrated supply chain solution and service providers, and express and freight delivery service providers. Specifically, there are multiple existing market players that offer integrated supply chain solutions and logistics services, and there may be new entrants emerging in each of the markets we operate in, which compete to attract, engage and retain consumers and merchants. These companies may have greater financial, technological, research and development, marketing, distribution, and other resources than we do. They may also have longer operating histories, a larger customer base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than we do and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or plan to operate.

Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our operations and business prospect. We cannot assure you that we will be able to continuously distinguish our services from those of our competitors, preserve and improve our relationships with various participants in the supply chain solution industry, or increase or even maintain our existing market share. We may experience the loss of market share, and our financial condition and results of operations may deteriorate if we fail to compete effectively.

In addition, many operators in the supply chain solution industry have consolidated in recent years to create larger enterprises with greater bargaining power, which created greater competitive pressures on us. If this consolidation trend continues, this industry will be more competitive. New partnerships and strategic alliances in the supply chain solution industry also can alter market dynamics and adversely impact our businesses and competitive positioning. If we cannot equip ourselves with necessary resources and skills, we may lose our market share as competition increases. In addition, our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. If we are unable to anticipate or react to these competitive challenges, our competitive position could be undermined, and we could experience a decline in growth which may adversely affect our business, financial condition and results of operations. Further, certain large retailers or e-commerce platforms may establish or further develop their own logistics networks leveraging on their established warehousing and delivery capacities in selected areas in order to gain control of the consumer touchpoint and to create synergies with their businesses. They may also compete with us for qualified delivery personnel and warehouse staff with competitive remuneration. Any of the above could adversely affect our results of operations and market share.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

We handle a large volume of parcels, cargo and freights across our logistics network, and face challenges with respect to the protection and examination of these parcels. Parcels in our network may be delayed, stolen, damaged or lost during delivery for various reasons, and we may be perceived or found liable for such incidents. In addition, we may fail to screen parcels and detect unsafe, prohibited or restricted items. Unsafe items, such as flammables and explosives, toxic or corrosive items and radioactive materials, may damage other parcels in our network, harm the personnel and facilities of us, or even injure the recipients. Furthermore, if we fail to prevent prohibited or restricted items from entering into our network and if we participate in the transportation and delivery of such items unknowingly, we may be subject to administrative or even criminal penalties, and if any personal injury or property damage is concurrently caused, we may also be liable for civil compensation.

The delivery of parcels also involves inherent risks. We constantly have a large number of vehicles and personnel in transportation, and are therefore subject to risks associated with transportation safety. The insurance maintained by us may not fully cover the liabilities caused by transportation related injuries or losses. From time to time, the vehicles and personnel of our third-party business partners may be involved in transportation and vehicle accidents, and the parcels carried by them may be lost or damaged. In addition, frictions or disputes may occasionally arise from the direct interactions between the pickup and delivery personnel with parcel senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any of injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Any uninsured or underinsured loss could negatively influence our business and financial condition. Governmental authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be insecure or unsafe by our customers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

We may be exposed to credit risks in relation to defaults from customers.

Our exposure to credit risk may be influenced mainly by the individual characteristics of each customer as well as the industry or country in which the customers operate, and may be concentrated on few number of customers. Although we will monitor our exposure to credit risk on an ongoing basis and make periodic judgment on impairment of overdue receivables based on the likelihood of collectability, we cannot assure you that all of our customers are creditworthy and reputable and will not default on payments in the future. If we encounter significant delays or defaults in payment by our customers or are otherwise unable to recover our accounts receivables, our cash flow, liquidity and financial condition may be materially and adversely affected.

Our historical results of operations and financial performance are not indicative of future performance.

We generated revenues of RMB290.3 million, RMB545.6 million and RMB652.0 million (US$93.6 million) and gross profits of RMB21.0 million, RMB34.5 million and RMB37.4 million (US$5.4 million) in 2020, 2021 and 2022, respectively. Although our business has grown rapidly, our historical results of operations and financial performance may not be indicative of our future performance. In addition, we cannot assure you that we can continue to operate under our existing business models successfully. As the market and our business evolve, we may modify our operations, data and technology, sales and marketing, solutions and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We expect our expenses to continue to increase in the future as we expand our business. Our expenses may grow faster than our revenue, and our expenses may be greater than we expected. We cannot assure you that we will be able to achieve similar results or grow at the same speed as we did in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as a company in its ramp-up stage of development and operating in emerging and dynamic industries, including, among other factors, our ability to attract and retain customers; our ability to create value for participants in our ecosystem and increase monetization; our ability to navigate in the evolving regulatory environment; our ability to provide high-quality and satisfactory services; our ability to build up our reputation and promote our brand; and our ability to anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully collect payment from our customers of the amounts they owe us for our services. As of December 31, 2022, we had accounts receivable recorded at RMB32.1 million (US$4.6 million), of which RMB1.2 million (US$0.2 million) was allowanced, accounting for approximately 3.7% of our total accounts receivable. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from our anticipation and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

Our strategies and expansion plans may require a significant amount of capital, and the actual capital requirements may be different from what we anticipate. We may seek equity or debt financing to finance all or a portion of such capital expenditures. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects will not be materially adversely affected.

In order to carry out our business strategies as well as market and network expansion plans, we may require significant capital to, among other things, rent, purchase and maintain our logistics equipment and infrastructure, including but not limited to warehouses, fleet vehicles, equipment and other fixed assets. We expect that our level of capital expenditures will be significantly affected by customer demand for our services as well as the prevailing prices of the certain equipment and infrastructure. The fact that we have a limited operating history means we have limited historical data on the demand for our services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate.

We may seek equity or debt financing to finance all or some of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable to us, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our strategies and expansion plans is subject to a number of factors, including general market conditions and investor acceptance of our business plans. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, either of which could mean that we would be forced to curtail or discontinue our operations. In addition, our future capital needs could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders.

Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demand will cause our future financial results to suffer.

We are making significant investments and other decisions in connection with our long-term business strategy including our ability to expand the breadth and depth of our solutions and services and further invest in supply chain technologies. Such initiatives and enhancements may require us to make significant capital expenditures. Additionally, in developing our business strategy, we make certain assumptions including, but not limited to, those related to customer demand and preferences, competition landscape and the economy in China and globally. However, the actual market, economic and other conditions may be different from our assumptions. As the technology, customer behavior and market conditions continue to evolve, it is important that we maintain the relevance of our brand and service offerings to our customers. If we are not able to successfully implement our business strategies and effectively respond to changes in market dynamics, our future financial results will suffer. We have also incurred, and may continue to incur, increased operating expenses in connection with certain changes to our business strategies.

In addition, we make planning and spending decisions, including capacity expansion, procurement commitments, personnel needs and other resource requirements based on our estimate of customer demand. In particular, we may potentially experience capacity and resource shortages in fulfilling customer orders during peak season of e-commerce consumption or following special promotional campaigns on any e-commerce platforms. Failure to meet customer demand in a timely fashion or at all will adversely affect our competitive position, financial condition and results of operations.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Since inception, we have obtained credit facilities from commercial banks to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new supply chain solutions and logistics services, expanding our logistics infrastructure, and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the indebtedness may divert a substantial portion of cash flow to repay principal and service interest, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to fulfill our obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

We may evaluate and consider strategic investments and acquisitions or enter into strategic alliances to develop new services or solutions and enhance our competitive position. Investments or acquisitions involve numerous risks, including potential failure to achieve the expected benefits of the integration or acquisition; difficulties in, and the cost of, integrating operations, technologies, services and personnel; potential write-offs of acquired assets or investments; and downward effect on our operating results. These transactions will also divert the management’s time and resources from our normal course of operations, and we may have to incur unexpected liabilities or expenses. Further, since our inception, we had entered into strategic alliances with air freight carriers and ocean freight carriers, thus boosting and stabilizing our service capabilities. We may also in the future enter into strategic alliances with various third parties. Strategic alliances with third parties could subject us to a number of risks, including risks associated with potential leakage of proprietary information, non-performance by the counterparty and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business.

In addition, if we do not successfully execute or effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic investment or acquisition decisions and to realize the benefits we expect when we make those investments or acquisitions. While we expect our past and future acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we envisage, if at all, or that we can continue to support the value we allocate to these acquired businesses, including their goodwill or other intangible assets.

We rely on service providers, such as air, ocean and ground freight carriers, and if they become financially unstable or have reduced capacity to provide services because of pandemics, such as COVID-19, it may adversely impact our business and operating results.

We depend on services by air, ocean and overland freight carriers. The quality and profitability of our services depend upon the effective selection and oversight of our service providers. Pandemics, such as COVID-19 have ever placed significant stress on our air, ocean and freight ground carriers, which may continue to result in reduced carrier capacity or availability, pricing volatility or more limited carrier transportation schedules which could adversely impact our operations and financial results. During the pandemic, air carriers have been particularly affected having to cancel flights due to travel restrictions resulting in dramatic drops in revenues, historical losses and liquidity challenges. Uncertainty over recovery of demand for passenger air travel, in particular business travel, to pre-pandemic levels means air carriers’ operations and financial stability may be adversely affected long term.

Our business may be affected by fluctuations in China’s road transportation market.

We are sensitive to changes in overall economic conditions that impact cargo volumes and truck capacity. China’s road transportation market historically has experienced cyclical fluctuations due to economic slowdowns, downturns in business cycles of shippers, volatility in energy price, pandemic and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, including the following that may have a material and adverse impact on our operating results and cause us not to achieve growth or profitability:

●	a reduction in overall cargo volumes reduces our revenue and opportunities for growth; in addition, a decline in the volume of cargo shipped due to a downturn in shippers’ business cycles or other factors generally results in decreases in order pricing, as truckers compete for shipping orders to maintain truck productivity, which will affect our monetization opportunities;

●	a number of truckers may go out of business and we may be unable to have sufficient truckers to meet shippers’ demand when the market recovers; and

●	We may not be able to appropriately adjust our expenses to changing platform activities. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing platform activities. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in platform activities;

Any disruption to the operation of the warehousing and logistics facilities operated by us or other third-party transportation companies and couriers that facilitate our logistics services, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2022, we had two self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate gross floor area, or GFA, of approximately 14,564 sq. m. As of the same date, we had the rights to use two third-party warehouses located in Yiwu of Zhejiang province and Hong Kong, with an aggregate GFA of approximately 8,531 sq.m. In May 2022, we, through Shenzhen Jayud Logistics Technology Co., Ltd., entered into an agreement to obtain the right to use a brand new warehouse (“Dachan Bay Warehouse”) that was located close to Dachan Bay Terminals, Shenzhen Baoan International Airport and National Highway G4 which connects Beijing, Hong Kong and Macao, with an aggregate GFA of approximately 11,000 sq.m. Later in August, Shenzhen Jayud Logistics Technology Co., Ltd. assigned all its rights and obligations under such agreement to Shenzhen Jayud Yuncang Technology Co., Ltd., one of our subsidiaries in China, by entering into a supplementary agreement. Dachan Bay Warehouse further enhances our capabilities to cover logistics services in the Southeast Asian market. See “Item 4. Information on the Company—B. Business Overview—Freight Forwarding Services—Warehousing Services.” Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollutions, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could destroy any inventory located in these facilities and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur.

If we are unable to utilize our container depots and warehouses effectively, our business and results of operations may be adversely affected.

As part of our end-to-end supply chain solution, we offer depot and warehousing services to our customers. Our continued growth depends in part on our ability to open and profitably operate our container depots and warehouses. The actual opening timing of new warehouses and its associated contribution to our growth are subject to a number of risks and uncertainties, including but not limited to our ability to: (i) obtain adequate funding for development; (ii) accurately estimate the customer demand in new warehouses; (iii) successfully promote our new warehouses; and (iv) hire and retain skilled management and employees, especially qualified warehouse managers through our training and promotion, on commercially reasonable terms. Adverse changes in the economic conditions and any material decline in demand of our container depots and warehouse may lead to excess capacity. If we are unable to utilize excess warehouse capacity on hand, we may incur losses which could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain adequate amount of cargo space to meet our customers’ needs.

We typically obtained cargo space from carriers through arrangements under block space agreements and spot agreements. Pursuant to the block space agreements, we may procure cargo space on specified routes for an agreed freight carriage capacity that the shipping carriers provide and we agree to obtain during the term of the contract. If we wish to obtain more cargo space than the allocated under the block space agreements, such additional cargo space will be subject to the latest market price, and there is no guarantee that we will be able to obtain such additional cargo space at all. Further, since cargo space offered by our suppliers is on a first-come-first-served basis with no formal agreement for guaranteed supply of cargo space from our suppliers other than those under block space agreements, there is no assurance that we will be able to source cargo space within our customers’ expected timeframe cost-effectively. We cannot guarantee that this will not happen in the future and if we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demand, in particular during peak seasons, our reputation within the industry could be damaged.

We use third parties in some aspects of our operations and failure to maintain positive relationships with them could have a material adverse effect on our business, financial condition and results of operations.

We engage independent third parties to supplement some aspects of our operations and form our integrated logistic service offerings, such as freight transportation and last-mile delivery. We also depend on third parties to provide transportation services, including fleet and drivers, warehousing equipment, replacement parts, packaging and certain other materials. Our equipment and transportation service supplier bases are not concentrated and their performance will impact our overall service quality. In addition, the market for third-party transportation services is fragmented with a large number of service providers, and it can be difficult to find reliable partners whose performance and reliability meet our standards at the scale our operations require. Decreased availability or increased costs of key logistics and supply chain services, such as warehousing equipment and materials, could impact our cost of operations, our profitability, as well as our cash flows. In addition, we may also be exposed to legal risks and subject to certain liabilities, including administrative fines, if those third parties fail to obtain all necessary licenses and permits as required.

In addition, we are dependent in part on third party business partners to report certain events to us, such as delivery information and cargo claims. This partial reliance on third parties could cause delays in reporting certain events, impacting our ability to recognize revenue and claims in a timely manner. In addition, we cannot assure you that we will be able to obtain access to preferred third-party service providers at attractive rates or that these providers will have adequate capacity available to meet the needs of our customers.

We believe that we have good relationships with our third-party business partners and are generally able to obtain favorable pricing and other terms from such parties. If we fail to maintain these relationships with our third-party business partners, or if our third-party business partners are unable to provide the services we need or undergo financial hardship, we could experience difficulty in obtaining the services needed. Subsequently, our business and operations could be materially and adversely affected. In addition, our inability to maintain positive relationships with these third-party service providers could significantly limit our ability to serve our customers on competitive terms. If we are unable to secure sufficient equipment or other transportation or delivery services to meet our commitments to our customers or provide our services on competitive terms, our customers could shift their business to our competitors or other third-party service providers, temporarily or permanently, and our operating results could be materially and adversely affected. Our ability to secure sufficient equipment or other transportation or delivery services to meet our commitments to customers or provide our services on competitive terms is subject to inherent risks, many of which are beyond our control, including:

●	equipment shortages, particularly among contracted truckload carriers and railroads;

●	interruptions or stoppages in transportation services as a result of labor disputes, strikes, network congestion, weather-related issues, wars, or acts of terrorism;

●	changes in regulations that have adverse impact on transportation;

●	increases in operating expenses for carriers, such as fuel costs, insurance premiums and licensing expenses, that result in a reduction in available carriers; and

●	changes in transportation rates.

If we are unable to manage the expansion of our logistics infrastructure successfully, our business prospects and results of operations may be materially and adversely affected.

As of December 31, 2022, we had two self-operated warehouses located in Shenzhen City of Guangdong province, respectively, with an aggregate GFA of approximately 14,564 sq.m. In addition, as of the same date, we had the rights to use two third-party warehouses located in Yiwu City of Zhejiang province and Hong Kong, with an aggregate GFA of approximately 8,531 sq.m. In May 2022, we, through Shenzhen Jayud Logistics Technology Co., Ltd., entered into an agreement to obtain the right to use a brand new warehouse (“Dachan Bay Warehouse”) that was located close to Dachan Bay Terminals, Shenzhen Baoan International Airport and National Highway G4 which connects Beijing, Hong Kong and Macao, with an aggregate GFA of approximately 11,000 sq.m. Later in August, Shenzhen Jayud Logistics Technology Co., Ltd. assigned all its rights and obligations under such agreement to Shenzhen Jayud Yuncang Technology Co., Ltd., one of our subsidiaries in China, by entering into a supplementary agreement. As of December 31, 2022, we had an operation team of over 49 personnel who are responsible for delivery, warehouse operations as well as other functions such as customer services. We plan to establish larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our logistics workflow and processes. We also plan to establish more warehouses in additional counties and districts to further enhance our service capacity and distribution network. As we continue to add logistics and warehouse capability, our logistics network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to set up warehouses or lease suitable facilities on commercially acceptable terms or at all. Moreover, the order volume in those less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our logistics infrastructure. In addition, the expansion of our logistics infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our logistics infrastructure successfully, it may not give us the competitive advantage that we expect if improved logistics services become widely available at reasonable prices to our existing and potential customers, such as large retailers, in China.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Certain of our businesses depend significantly on a limited number of key customers. For the years ended December 31, 2020, 2021 and 2022, revenues generated from our five largest customers in terms of contract amount accounted for approximately 59.9%, 35.8%, and 46.1%, respectively. Most of our contracts with these key customers are generally renewed year-by-year. No other client accounted for more than 10.0% of revenues. Due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these key customers, our revenue, financial condition and results of operations will be negatively impacted. In addition, we cannot assure that any of our customers in the future will not cease purchasing services or products from us in favor of services or products from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our revenue, profitability, and results of operations.

If our customers reduce their expenditure on third-party supply chain solutions and logistics services or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

Our growth strategy is partially based on the assumption that the trend toward outsourcing of supply chain services will continue. Third-party service providers like us are generally able to provide such services more efficiently than otherwise could be provided “in-house,” primarily as a result of our expertise, technology and lower and more flexible employee cost structure. However, many factors could cause a reversal in the trend. For example, our customers may see risks in relying on third-party service providers, or they may begin to define these activities as within their own core competencies and decide to perform supply chain operations themselves. If our customers are able to improve the cost structure of their in-house supply chain activities, including in particular their labor-related costs, we may not be able to provide our customers with an attractive alternative for their supply chain needs. If our customers in-source significant aspects of their supply chain operations, or if potential new customers decide to continue to perform their own supply chain activities, our business, results of operations and financial condition may be materially adversely affected.

If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

The success of our business depends in part on our ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing additional solutions and services. For the years ended December 31, 2020, 2021 and 2022, we were successful in increasing our cooperation with existing customers and retaining new customers, and the total number of customers increased from 535 in 2020 to 1,299 in 2021 and further to 1879 in 2022. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level.

In addition, if the customers do not perceive our solutions and services to be timely and reliable, we may not be able to attract and retain customers and increase their use of our solutions and services. If we fail to cost-effectively retain customers and increase their use of our solutions and services, our business and results of operations could be adversely and materially affected.

Further, while we currently believe we can achieve profitability and grow cash flows organically through further penetration of existing customers and by expanding our customer base, we may not be able to effectively and successfully implement such strategies and realize our stated goals. Our goals may be negatively affected by a failure to further penetrate our existing customer base, expand our service offerings, pursue new customer opportunities, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of our service offerings.

Overall tightening of the labor market, increases in labor costs or any labor unrest may affect our business as we operate in a labor-intensive industry.

Our business requires a considerable number of personnel. For the years ended December 31, 2020, 2021, and 2022, our labor costs comprised 5.3%, 3.5%, and 3.6% of our total operating expenses and cost of revenue for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

Our results of operations are subject to seasonal fluctuations.

We experience seasonality in our business, mainly correlating to the seasonality patterns associated with the e-commerce and logistics and supply chain industries both in China and in other countries. We typically experience a seasonal surge in volume of orders during the second and fourth quarters of each year when major online retail and e-commerce platforms launch special promotional campaigns, for example, June 18 Anniversary Sale in China and the Black Friday Sale in the United States each year. We may experience capacity and resource shortages in fulfilling orders during the period of such seasonal surge in our business. On the contrary, activity levels across our business lines are typically lower around Chinese national holidays, including Chinese New Year in the first quarter of each year, primarily due to weaker consumer spending, lower user activity levels and decreased availability of delivery personnel and warehouse staff during these holiday seasons.

Our financial condition and results of operations for future periods may continue to fluctuate, and the trading price of our Class A ordinary shares, may fluctuate from time to time, due to seasonality.

Fluctuations in the price or availability of fuel, may adversely affect our results of operations.

We offer transportation services as part of our supply chain solutions and logistics services, for which we use heavy-duty trucks as the major transportation instrument. Therefore, truck fuel costs and tolls account for a portion of our cost. We, or our third-party business partners, must purchase large quantities of fuel to meet the demand of our vehicles, and the price and availability of fuel is subject to political, economic, and market factors that are outside of our control and can be highly volatile. In the event of significant fuel prices rise, our related costs may arise and our gross profits may decrease if we are unable to adopt any effective cost control-measures or pass on the incremental costs to our customers in the form of service surcharges.

Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations, and any requirement of approvals or permits in connection with our future offering of securities could cause our operations and financial conditions to be materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless.

Our business is subject to certain regulations, and we are required to hold or complete a number of licenses, permits and filings in connection with our business operation, including, but not limited to, Road Transportation Operation Permit, Filings of International Freight Forwarding Agencies, Fillings of Non-Vessel Operating Common Carrier and Fillings of Customs Declaration Entities. Failure to satisfy these requirements may result in penalties to rectify, fines, or suspension of business for remediation. We hold and complete all material licenses, permits and filings for our current operations and will apply for certain permits and filings with the government authorities if needed in the future. Please see “Item 4. Information on the Company—B. Business Overview—Licenses, Permits and Approvals” for more details of licenses and permits we have obtained and filings we have made. However, we cannot assure you that we can complete such filings in a timely manner, or at all, due to complex procedural requirements and the expansion of our business.

We, as an end-to-end supply chain solution provider, conduct a substantial portion of our business operations of freight forwarding, particularly international freight forwarding. According to the Administrative Provisions on International Freight Forwarders and the implementation rules thereof as well as the Tentative Measures on Putting on Record of International Freight Forwarding Agencies, all international freight forwarding agencies and their branches shall be filed with the Ministry of Commerce (“MOC”) or the governmental authorities authorized by MOC. Entities engaging in international freight forwarding operations who do not complete or maintain the filing will be subject to penalties as determined by competent authorities and any illegal operational activities will be banned. In addition, we, as an end-to-end supply chain solution provider, also provide our service as a non-vessel operating common carrier (“NVOCC”). Under the Regulations on International Maritime Transport and its implementation rules, all NVOCC shall complete bill of lading filing formalities with the department responsible for transportation under the State Council. Entities conducting business as an NVOCC in violation of such filing requirements may be ordered to suspend business and the illegal gains may be confiscated. If the illegal gains are less than RMB100,000, a fine of between two to five times of their illegal gains may be imposed. Where there are no illegal gains or the illegal gains are less than RMB100,000, a fine ranging from RMB50,000 to RMB200,000 may be imposed.

Meanwhile, we also conduct international trading business and provide agent services related to export and import business, including application for duty-refund and customs brokerage services. According to the Customs Law of the People’s Republic of China and the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities, enterprises conducting customs declaration business shall file a record with the Customs in accordance with laws. Implementing Regulations of the Customs of the People’s Republic of China on Administrative Penalties provides that, in case anyone undertakes customs declaration business without completing filing with the Customs, including the fillings of customs declaration entities, it shall be prohibited from conducting relevant business activities, the illegal gains shall be confiscated, and a fine of less than RMB100,000 may be imposed. Before December 30, 2022, the then-effective Foreign Trade Law and the Measures for the Record-Filing and Registration of Foreign Trade Business Operators require a foreign trade business operator who engages in the import or export of goods or technologies to go through the record registration formalities with the MOC or its entrusted agency. In case a foreign trade business operator fails to complete the said record registration formalities, the Customs shall not process the formalities for import or export declaration and release. On December 30, 2022, the Foreign Trade Law of the PRC was amended, and foreign trade operators were no longer required to go through the record registration formalities.

We are also engaged in the business of road transportation in support of and concurrently with our main business mentioned above. Road Transport Regulation of the PRC requires that entities apply for engaging in the freight transport business operations shall apply for a road transport business operation permit, and further sets out that entities engaging in the road transport business operations without possessing a road transport business operation permit will be subject to an order to stop business operation and confiscation of any illegal gains, and shall be fined two to ten times of the amount of the illegal gains, and, if it has not obtained any illegal gains or the amount of illegal gains is less than RMB20,000, a fine ranging from RMB30,000 to RMB100,000 shall be imposed.

The information contained in the licenses, permits, records or filings that we possessed may not be updated in a timely manner due to changes in any registered information of the applicable PRC subsidiaries, such as their domicile address, registered capital and type of entity, and we will apply for these changes of registration as required. However, we cannot guarantee that we will complete such change of registration in time or at all and any failure to complete the change of registration in a timely manner may result in fines and penalties.

New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have or provide additional requirements on the operation of our business. If we do not receive, complete or maintain necessary approvals or filings, or we inadvertently conclude that such approvals or filings are not required, or there is a change in the applicable laws, regulations, or interpretations such that we need to make filings or obtain approvals in the future, we may be subject to (i) investigations by competent regulatory authorities, (ii) fines or penalties, (iii) orders to suspend our operations and to rectify any non-compliance, or (iv) prohibitions from engaging in relevant businesses and even securities offerings. These risks could result in material adverse changes in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing status from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of any PRC regulatory authority is required, we may face sanctions by such regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for the previous offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

The PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless” on page 22 and “The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” on page 24.

The COVID-19 pandemic has, and will likely continue to, negatively impact the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The global spread of COVID-19 and the efforts to control it have slowed global economic activity and disrupted, and reduced the efficiency of, normal business activities in much of the world. The pandemic has resulted in authorities around the world implementing numerous unprecedented measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. These measures have impacted and will likely continue to impact our workforce and operations, and those of our customers and suppliers.

In particular, we have experienced some disruption to our supply chain during the Chinese government mandated lockdown. For instance, from April to May 2022, Shanghai was shut down and all the businesses in Shanghai were closed due to the COVID-19 Omicron variant. While all our major suppliers were fully operational as of December 31, 2022, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver packages to our customers.

In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19. If a significant number of our employees, or employees and third parties performing key functions, including our chief executive officer and members of our board of directors, become ill, our business may be further adversely impacted.

In the longer-term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. Although China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. Future lockdowns or other restrictive measures that may be imposed, especially those imposed in major cities where we have a significant presence, may have a material impact on our services and our customers, which may, in turn negatively impact our results of operations.

The Russia-Ukrainian War has, and will likely continue to, negatively impact the global economy and disrupt international trade and oil price, which may have an adverse effect on our results of operations.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the energy markets and the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to obtain oil and other energy resources, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel as of March 18, 2022. The consequent rise of fuel prices may increase our costs and reduce our profits. See “—Fluctuations in the price or availability of fuel, may adversely affect our results of operations” for more details. In addition, the China-Europe Railway Express, which we originally relied on as a major means of overland transportation between China and Europe, was at risk because most of its routes pass through Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the logistics market and the world economy. While we do not have any Ukrainian or Russian crew, our shipping routes currently do not cross the Black Sea and we otherwise conduct zero operations in Russia and Ukraine, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

Any failure to maintain the satisfactory performance of our technology systems and resulting interruptions in the availability of our websites, applications, or services could adversely affect our business, results of operations and prospects.

The satisfactory performance, reliability and availability of our technology platform are critical to our success. We have developed a technology platform that enables us to deliver supply chain solutions and logistics services with simplicity, convenience, speed and reliability. These integrated systems support the smooth performance of certain key functions of our business. However, our technology platform or infrastructure may not function properly at all times. We may be unable to monitor and ensure high-quality maintenance and upgrade of our technology platform and infrastructure, and our customers may experience service outages and delays in accessing and using our platforms as we seek to source additional capacity. In addition, we may experience surges in online traffic and orders associated with promotional activities as we scale, which can put additional demand on our platform at specific times. Any disruption to our technology platform and causing interruptions to our website, applications, platform or services could adversely affect our business and results of operations.

Our technology systems may also experience telecommunications failures, computer viruses, failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, user errors, or other attempts to harm our technology systems, which may result in the unavailability or slowdown of our technology platform or certain functions, delays or errors in transaction processing, loss of data, inability to accept and fulfill orders, reduced gross merchandise volume and the attractiveness of our technology platform. Further, hackers, acting individually or in coordinated groups, may also launch distributed denial of service attacks or other coordinated attacks that may cause service outages or other interruptions in our business. Any of such occurrences could cause severe disruption to our daily operations. If we cannot successfully execute system maintenance and repair, our business and results of operations could be adversely affected and we could be subject to liability claims.

If we fail to keep up with the technological developments and implementation of advanced technologies, our business, results of operations and prospects may be materially and adversely affected.

We apply technology to serve our clients more efficiently and bring them better user experience. Our success will in part depends on our ability to keep up with the changes in technology and the continued successful implementation of advanced technology, including 5G, cloud computing, distributed architecture and big data analytics. If we fail to adapt our platform and services to changes in technological development in an effective and timely manner, our business operations may suffer. Changes in technologies may require substantial expenditures in research and development as well as in modification of our services. Technical hurdles in implementing technological advances may result in our services becoming less attractive to clients, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete arrangements with our employees and others, to protect our proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We cannot assure you that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our solutions or services, the solutions or services provided by third-party merchants on our marketplace, or other aspects of our business. There could also be existing patents of which we are not aware that our solutions or services may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspects of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in China, the United States or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question. Finally, we use open source software in connection with our solutions and services. Companies that incorporate open source software into their solutions and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses may require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Our business depends on the continued efforts of our senior management, particularly Mr. Geng. If Mr. Geng, or one or more other of our key executives and employees, were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continuing services of our senior management, particularly Mr. Geng, our chairman and chief executive officer, and our other executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our key executives of our subsidiaries in China, there is no assurance that any member of our management team will not join our competitors or form a competing business. Moreover, it is possible that our key employees, upon their departure, will join our competitors or start their own competing businesses, and may solicit certain of our current customers, which may adversely affect our business, financial results and daily operations. If any dispute arises between us and our current or former officers, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Any damage to the reputation and recognition of our brand names, including negative publicity against us, our solutions and services, operations and our directors, senior management and business partners may materially and adversely affect our business operations and prospects.

We believe our brand image and corporate reputation will play an increasingly important role in enhancing our competitiveness and maintaining business growth. Many factors, some of which are beyond our control, may negatively impact our brand image and corporate reputation if not properly managed. These factors include our ability to provide superior solutions and services to our customers, successfully conduct marketing and promotional activities, manage relationship with and among our customers and business partners, and manage complaints and events of negative publicity, maintain positive perception of our Company, our peers and logistics industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including customer satisfaction, rate of complaint or rate of accident, could subject us to damages such as loss of important customers. Any negative publicity against us, our solutions and services, operations, directors, senior management, employees, business partners or our peers could adversely affect customer perception of our brand, cause damages to our corporate reputation and result in decreased demand for our solutions and services. If we are unable to promote our brand image and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We have also entered into joint ventures and/or other business partnerships with government agencies and state-owned or affiliated entities. These interactions subject us to an increased level of compliance- related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because our founder, Chairman and chief executive officer, Mr. Xiaogang Geng, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We are subject to changing laws, rules and regulations in the U.S. regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risks associated with non-compliance.

We are subject to rules and regulations by various governing bodies and self-regulatory organizations, including, for example, the SEC and The Nasdaq Stock Market, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2022, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and establishing of an audit committee. In addition, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; and (3) enhance risk assessment procedures and system controls. For details, see “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A ordinary shares may not be able to remain listed on the Nasdaq Capital Market.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes- Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We have obtained or caused relevant counterparties to obtain insurance to cover certain potential risks and liabilities. We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Additionally, we provide group accident insurance for all delivery personnel we employed and some drivers we cooperated with. Further, we have purchased compulsory motor vehicle liability insurance, as well as commercial insurance for self-operated vehicles. In addition, we also purchase logistics liability insurance, property insurance covering warehouses and parcels, and some other liability insurance as needed. However, we do not maintain product liability insurance or key-man insurance. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Natural disasters, epidemics, acts of war, terrorist attacks and other events could materially and adversely affect our business.

Natural disasters (such as typhoons, flooding and earthquakes), epidemics, acts of war, terrorist attacks and other events, many of which are beyond our control, may lead to global or regional economic instability, which may in turn materially and adversely affect our business, financial condition and results of operations. An outbreak or epidemic, such as those of the severe acute respiratory syndrome (“SARS”), the H1N1 and H5N1, and the COVID-19 viruses, could cause general consumption or the demand for specific products to decline, which could result in reduced demand for our services. Such an outbreak or epidemic may also cause significant interruption to our operations as health or governmental authorities may impose quarantine and inspection measures on our contract carriers or restrict the flow of cargo to and from areas affected by the epidemic. In addition, airplanes, shipping vessels and other transportation vehicles can be targets of terrorist attacks, which could lead to, among other things, increased insurance and security costs. Political tensions or conflicts and acts of war, such as the conflicts in Ukraine, or the potential for war could also cause damage and disruption to our business, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business in China. We may also be subject to potential liability in connection with pending or threatened legal proceedings arising from breach of contract claims, anti-competition claims and other matters. These proceedings, investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including data protection and privacy laws, trucker or consumer protection laws, labor and employment laws, anti-monopoly or competition laws, transportation laws, advertising laws, intellectual property laws, securities laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive and time-consuming. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Risks Related to Doing Business in China

Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

Substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on a specific industry including our operating companies in China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

Our operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. As a significant part of our business is conducted in China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, rules and regulations in China can change quickly with little advance notice. The interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws and regulations involve uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company like us, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material sanctions or penalties on us. See “—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations, and any requirement of approvals or permits in connection with our future offering of securities could cause our operations and financial conditions to be materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless” for more details. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate or predict the outcome of administrative and court proceedings and the level of legal protection available to you and us than in more developed legal systems.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, and, if any, the potential impact such modified or new laws and regulations will have on companies like us and our securities.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even if such permission is obtained, whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our shares to significantly decline or be worthless. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time as the government deems appropriate to further regulatory, political and societal goals. For instance, the Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership, which could materially and adversely impact the results of our operations and future prospects.

Our ability to operate in the PRC may be further harmed by changes in its laws and regulations. The central or local governments of the PRC may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, results of operations and the value of our Class A ordinary shares.

Our business is also subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in further material changes in our operations and adversely impact the value of our securities.

The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor prior to December 8, 2022, Friedman LLP, or Friedman, and current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Both Friedman and Marcum Asia have been inspected by the PCAOB on a regular basis, with the last inspection in 2020. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. If our Class A ordinary shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

Approved by the State Council, CSRC released new regulations for the filing-based administration of overseas securities offering and listing by domestic companies on February 17, 2023. The regulations became effective on March 31, 2023, which include the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies or the Trial Measures, and 5 supporting guidelines. The Trial Measures stipulates that both direct and indirect overseas offering and listing activities are subject to regulation. Specifically, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Any overseas offering and listing made by an issuer that meets both the following conditions will be determined as indirect: (i) 50% or more of the operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operation and management are mostly PRC citizens or domiciled in the PRC. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. According to the Trial Measures and the Officials from Relevant Department of CSRC Answered Reporter Question Regarding the Trial Measures, the existing domestic companies that have acquired approval from overseas regulatory authorities or overseas stock exchanges for indirect overseas offering and listing before the effective date of the Trial Measures, or March 31, 2023 and have completed overseas offering and listing before September 30, 2023, shall not be required to perform filling procedures for the completed overseas issuance and listing. However, from the effective date of the Trial Measures, any of our subsequent securities offering in the same overseas market shall be subject to the filing with the CSRC within 3 working days after the offering is completed, and any of our subsequent securities offering and listing in other overseas markets in future shall be subject to the filing with the CSRC within 3 working days after the relevant application is submitted overseas.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provisions, which took effect on March 31, 2023 concurrently with the Trial Measures. The Provisions, in replacement of the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Issuance and Listing of Securities which took effect on October 20, 2009, expand its application to cover indirect overseas offering and listing of domestic companies by adding the same confidentiality obligations to such domestic companies in the course of their indirect overseas issuance and listing. According to the Provisions, a domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant entities or individuals including securities firms, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Further, a domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant entities or individuals including securities firms, securities service providers, and overseas regulators, other documents and materials that, if divulged, will cause an adverse impact on national security or the public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. We do not believe we will be required to obtain the aforementioned approval or go through such filings procedures as we do not possess nor will we disclose or provide documents and materials that contain state secrets or government work secrets or other documents and materials that, if divulged, will cause an adverse impact on national security or the public interest as mentioned above. However, given the recent promulgation of the Provisions, the opinions remain unclear on how they will be interpreted and implemented by the relevant PRC governmental authorities. After the Provisions took effect on March 31, 2023, if the domestic companies fail to comply with the requirements under the Provisions in the course of their indirect overseas issuance and listing, such domestic companies may be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

If it is determined that any approval, filing or other administrative procedure from other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. Any such failure would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose restrictions and penalties on the operations in China, significantly limit or completely hinder our ability to launch any new offering of our securities, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from future capital raising activities into China, or take other actions that could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our ordinary shares. Furthermore, the PRC government authorities may further strengthen oversight and control over listings and offerings that are conducted overseas. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

On December 27, 2021, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review, are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our future offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our future offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. The integrity and protection of our customers, employees and company data is critical to our business. Our customers, end users and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (“CAC”), MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures (2020), which became effective in June 2020. Pursuant to the Cybersecurity Review Measures (2020), operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterate that data processors that process the personal information of more than one million users and intend to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change.

On December 28, 2021, the CAC issued the Cybersecurity Review Measures (2021), which replaced the Cybersecurity Review Measures (2020) and took into effect on February 15, 2022. The Cybersecurity Review Measures (2021) required that, in addition to “operator of critical information infrastructure,” any “operator of internet platform” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the Cybersecurity Review Measures (2021), operators of internet platforms holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. Given the recency of the issuance of the Cybersecurity Review Measures (2021), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. We do not know what regulations will be adopted or how such regulations will affect we and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

We are not subject to the cybersecurity review by the CAC, given that: (i) we do not possess a large amount of personal information in our business operations and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures (2021). If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We mainly interact with corporate clients and has limited direct interactions with individual customers, which means our potential access or exposure to customers’ personal identifiable information is limited. However, in the event we inadvertently access or become exposed to end-users’ personal identifiable information, through our corporate clients’ end-user-facing applications which access or store end users’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

As of the date of this annual report, our three Hong Kong subsidiaries have not collected, stored, or managed any personal information in Hong Kong. Therefore, we concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection, or cybersecurity to be applied to our Hong Kong subsidiaries or that the oversight of the Cyberspace Administration of China will be extended to its operations outside of mainland China. In Hong Kong, the Personal Data (Privacy) Ordinance (Cap. 486 of Hong Kong), or the PDPO, applies to data users, that control the collection, holding, processing or use of personal data in Hong Kong. Our Hong Kong subsidiaries are subject to the general requirements under PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands. However, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our management members reside within China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or our management named in the annual report inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the United States or has substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Measures, or the Article 26, which was issued by the CSRC on February 17, 2023 and came into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Article 11, which was jointly issued by the CSRC, the Ministry of Finance, the State Secrecy Administration and the State Archives Bureau on February 24, 2023 and came into effect on March 31, 2023, specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. While detailed interpretation of or implementation rules under Article 177, the Article 26 and the Article 11 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

The Securities and Futures Commission of Hong Kong (“SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (“MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (“SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by the U.S. regulators.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, which was issued by the State Administration of Taxation on April 22, 2009 and further amended on December 29, 2017, or Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, subject to any reduction set forth in applicable tax treaties. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country or area of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We may face uncertainties regarding the reporting on and consequences of private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors in the future. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and was most-recently amended on June 15, 2018. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We face uncertainties on the reporting and consequences of potential future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Bulletin 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Bulletin 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided various tax incentives to our PRC subsidiaries, primarily in the form of reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a small low-profit enterprise can be reduced to a preferential rate of 20% on 12.5% of its taxable income with respect to the portion of the annual taxable income that does not exceed RMB1 million during certain periods. In addition, certain of our PRC subsidiaries enjoy preferential tax treatment. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries in China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by our PRC subsidiaries in China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees. With respect to the underpaid or unpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

The PRC Labor Contract Law, which was enacted in 2008 and amended in 2012, introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign a non-fixed term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have non-fixed term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

These laws and regulations designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and was recently amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain approval of the Ministry of Commerce for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

In July 2014, the State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the PRC laws and regulations otherwise. We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with the National Development and Reform Commission, or NDRC, prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, nonsensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve nonsensitive countries and regions and nonsensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, and Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by the SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with a local SAFE branch or its authorized banks.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject our plan participants for us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who may be granted options will be subject to these regulations when our company grants options after it became an overseas-listed company. Failure to complete SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options and/or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options and/or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

We may rely on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC and Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC and Hong Kong subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC and Hong Kong subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise, according to the PRC companies law, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Class A ordinary shares.

Under the Enterprise Income Tax Law and its implementation rules, PRC withholding tax at a rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China if the income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our Class A ordinary shares, or the gains realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Class A ordinary shares or on dividends paid to our non-resident investors, the value of your investment in our Class A ordinary shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on the dividend is reduced to 5%, provided that certain other conditions and requirements are satisfied at the discretion of the PRC tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, issued in 2009 by the State Administration of Taxation, if the PRC tax authorities determine, in their discretion, that a company benefits from the reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial performance.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds from our subsequent offerings to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our subsequent offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our subsequent offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. From time to time, we are exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate.

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our income effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

If the chops of our PRC subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

We may be subject to penalties for failure to register our lease with the PRC real estate administration department.

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract and to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000. Our PRC subsidiaries only registered three of their leases with the real estate administration department. With respect to the unregistered lease, we may be required to complete such registration or subject to fines, which may materially affect our financial position or operation.

Risks Related to the Class A Ordinary Shares

The trading price of our Class A ordinary shares has been and will likely continue to be volatile, which could result in substantial losses to investors.

As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

Moreover, the volatility and fluctuation of the trading price of our Class A ordinary shares may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our income, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A ordinary shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Our Class B ordinary shares have ten (10) votes per share, and our Class A ordinary shares have one (1) vote per share. As of the date of this annual report, our issued and outstanding share capital consists of 14,942,623 Class A ordinary shares and 6,409,600 Class B ordinary shares. Our founder and chief executive officer, Mr. Xiaogang Geng is the only shareholder who owns all our issued and outstanding 6,409,600 Class B ordinary shares and beneficially owns more than 50% of our total voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” and “—Risks Related to Our Business and Industry—We are a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.” As a result of the dual-class share structure and the concentration of voting power, Mr. Xiaogang Geng, individually or together, may be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our memorandum and articles of association and any merger or other major corporate transactions that require shareholder approval, or may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may, by changing the directors of the Company, have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holder of Class B ordinary shares may result in those shares converting into Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. However, as long as at least approximately 1,941,112 Class B ordinary shares remain outstanding, and without giving effect to any future issuances, the holder of our Class B ordinary shares will hold a majority of the outstanding voting power and will continue to control the outcome of matters submitted to shareholders approval, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Our amended and restated articles of association generally do not prohibit us from issuing additional Class B ordinary shares, and any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.

The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on companies with dual-class or multi-class share structures in their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A ordinary shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares, the market price for our Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares to decline.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares. In addition, if we issue additional ordinary shares, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Class A ordinary shares.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation, such as our company, will generally be classified as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets.

Based upon our current and projected income and assets and the market price of our Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations”) holds our Class A ordinary shares, the PFIC tax rules discussed under “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations—PFIC Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes a “mark-to-market” election, will apply in future years even if we cease to be a PFIC.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our Class A ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. However, the enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our amended and restated memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, and potentially others in a his or her preferred judicial forum, and this limitation may discourage such lawsuits.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we plan to rely on home country practice with respect to corporate governance matters, and our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries and regions other than the United States, including China and Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and primarily conduct our operations in China through our PRC subsidiaries. We commenced our commercial operations in September 2009 through Shenzhen Jiayuda Trading Co., Ltd. In July 2015, Shenzhen Jayud Logistics Technology Co., Ltd. (previously under the name of “Shenzhen Xinyuxiang Supply Chain Co., Ltd.”) was established to optimize our resource allocation to further expand our business. On June 10, 2022, we incorporated Jayud Global Logistics Limited under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. In June 2022, we established Jayud Global Logistics (Hong Kong) Limited, our wholly owned Hong Kong subsidiary.

In April 2023, we completed our initial public offering and listed our Class A ordinary shares on the Nasdaq Capital Market under the symbol “JYD.” We raised approximately US$4.86 million in net proceeds from the issuance of new shares from the initial public offering and partial exercise of over-allotment option after deducting underwriting discounts, commissions and expenses.

Our principal executive offices are located at 4th Floor, Building 4, Shatoujiao Free Trade Zone, Yantian District, Shenzhen, the People’s Republic of China. Our telephone number at this address is +86 0755-25595406. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website http://www.jayud.com/. The information contained on our website is not a part of this annual report.

B.	Business Overview

Overview

We are one of the leading Shenzhen-based end-to-end supply chain solution providers in China, with a focus on providing cross-border logistics services. According to the Frost & Sullivan Report, in 2021, we ranked fifth in terms of the revenues generated from providing end-to-end cross-border supply chain solution among all end-to-end supply chain solution providers based in Shenzhen. Headquartered in Shenzhen, a key component of the Greater Bay Area in China, we benefit from the unique geographical advantages of providing high degree of support for ocean, air and overland logistics. A well-connected transportation network enables us to significantly increase efficiency and reduce transportation costs. As one of the most open and dynamic regions in China, Shenzhen is home to renowned enterprises and the gathering place of cross-border e-commerce market players, which provides us with a large customer base and enables us to develop long-term in-depth relationships with our customers. In addition, the sustained and steady growth of local economy and supportive government policies have backed up our development and brought us great convenience in daily operations.

For the years ended December 31, 2020, 2021 and 2022, our total revenue amounted to RMB290.3 million, RMB545.6 million and RMB652.0 million (US$93.6 million), respectively, representing a year-over-year increase of 87.9% and 19.5%. For the years ended December 31, 2020, 2021 and 2022, our gross profit amounted to RMB21.0 million, RMB34.5 million and RMB37.4 million (US$5.4 million), respectively, representing a year-over-year increase of 64.1% and 8.4%, respectively.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

Freight Forwarding Services

Our freight forwarding services primarily comprise (i) integrated cross-border logistics services, and (ii) fragmented logistics services. For the years ended December 31, 2020, 2021 and 2022, revenues from our freight forwarding services amounted to RMB243.6 million, RMB488.0 million, and RMB577.6 million (US$82.9 million), respectively, representing a year-over-year increase of 100.3% and 18.3%, respectively.

Integrated Cross-border Logistics Services

Our integrated cross-border logistics services primarily consist of (i) contract logistics services, where we provide our enterprise customers with customized integrated logistics services covering the entire delivery process from order origination to the final point of sale or delivery, representing a customized and seamless combination of order processing, warehousing management, transportation and delivery, and other value-added services; and (ii) basic logistics services, where our customers may choose from various modularized integrated logistics service offerings that are designed based on our in-depth understanding of the demands of various industries, such as cross-border e-commerce, chemical industry, and the retail sector. Leveraging our integrated service capabilities and our self-developed logistic IT systems, we aspire to manage our distribution network seamlessly, allowing our customers to outsource to us their supply chain process.

Our integrated cross-border logistics services primarily involve order processing, warehousing management, cross-border transportation and delivery (which could involve air freight, ocean freight and/or overland freight), and other value-added services. Unlike traditional logistics services providers who typically only provide fragmented logistics services, leaving the burden of coordination to the customers, we, as an integrated logistics services provider, efficiently coordinate with ocean, air and overland carriers. We also engage in the operation of depots and warehouses, customs clearance and ground express transportation services (either by our own fleet or third-party trucking service providers), thus reducing lead time and hassle while improving fulfillment efficiency.

The flow chart below sets forth an illustration of our integrated cross-border logistics service process:

Contract Logistics Services

We customize our integrated logistics solutions for our major customers, seamlessly covering their entire supply chain process from order origination to the final point of sale or delivery. For instance, we provide one of our key customers, a leading technology company headquartered in Dongguan, with an end-to-end one-stop integrated logistics services solution, including custom brokerage, warehousing, logistics and all other links in the integrated cross-border logistics service process. We opened exclusive air routes for this customer, namely China to Southeast Asia and China to India. Over the years, our self-developed IT systems are gradually connecting with this customer’s internal IT systems in order to realize more efficient logistics management.

Customers of our contract logistics services are primarily reputable companies such as, among others, a leading China-based lithium-ion battery manufacturer for electric vehicles, a leading China-based designer and manufacturer of consumer electronics, and a leading China-based personal computer company.

Depending on the types of services involved in the supply chain process, we generally charge our customers of contract logistics services the following: (i) basic service fees, which typically include freight charges, custom brokerage fees, and pickup fees; and (ii) additional service fees, which, depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing fees.

For the fiscal years ended December 31, 2020, 2021, and 2022, revenues from our contract logistics segment amounted to RMB191.9 million, RMB255.8 million and RMB321.2 million (US$46.1 million), respectively, representing a year-over-year increase of 33.3% and 25.6%.

Basic Logistics Services

We developed various modularized integrated logistics service offerings based on our in-depth understanding of the demands of a variety of industries, such as cross-border e-commerce, chemical industry, and the retail sector. Principal customers of our basic logistics services, such as owners of e-commerce stores and other small-and-medium-sized enterprises (or the “SMEs”), may easily choose the service module(s) that accommodate their needs. We generally charge our customers of basic logistics services the following: (i) basic service fees, which typically include freight charges, custom brokerage fees, and pickup fees; and (ii) additional service fees, which, depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing fees. For the fiscal years ended December 31, 2020, 2021, and 2022, revenues from our basic logistics segment amounted to RMB18.9 million, RMB134.4 million and RMB123.1 million (US$17.7 million), respectively, representing a year-on-year increase of 609.5% and decrease of 8.4%.

Fragmented Logistics Services

We may also be engaged by our customers to provide one or more types of logistics services that only consist part of the entire cross-border cargo delivery process. Such fragmented logistics services primarily include one or a combination of the following: (i) air freight forwarding; (ii) ocean freight forwarding; (iii) overland freight services; (iv) warehousing; and (v) other fragmented logistics services, such as port and depot services, non-time-definite delivery and coordination services. For the fiscal years ended December 31, 2020, 2021, and 2022, revenues from our fragmented logistics services amounted to RMB32.8 million, RMB97.8 million, and RMB133.2 million (US$19.1 million), respectively, representing a year-on-year increase of 198.1% and 36.2%.

Air Freight Forwarding Services

Operating as an air freight consolidator, we provide both time-saving and cost-effective air freight options to our customers. We purchase cargo space from airlines based on volumes and resell that cargo space to our customers at a lower price than what they could obtain through negotiations with airlines for their scatter shipment needs. We have established strategic cooperation relationships with domestic and international airlines, allowing our distribution network to efficiently connect major transportation hubs in China, the Southeast Asia and the U.S. Customers may also order trucking services to facilitate shipments and/or customs clearance services.

Our air freight forwarding services generally fall into the following three categories: (i) export air freight forwarding; (ii) import air freight forwarding; and (iii) domestic air freight forwarding. We offer deferred, express and charter services, which permit our customers to choose from a menu of different priority options that secure at different price levels, greater assurance of timely delivery. Customers may also request other logistics services ancillary to air freight forwarding, such as (i) port and depot services, where cargos and containers are loaded, uploaded or stored in preparation for delivery, (ii) warehousing and trucking services to facilitate shipments, and (iii) export or import customs clearance services in relation to cross-border air freight forwarding.

Customers of our air freight forwarding services primarily include companies in the electronics and new energy industries, as well as other logistics service providers. The majority of shipments originate in Hong Kong, Shenzhen and Guangzhou of Guangdong province, as well as Shanghai.

We endeavor to ensure air freight shipping capacity is secured and planned in advance to meet our customers’ requirements. The capacity is then made available to our customers at competitive pricing and with the added security of availability, particularly during peak air freight shipping periods. Our volumes enable us to enter significant contracts with airlines to lock in capacity at prices that enable us to secure and retain customers.

Depending on the types of services involved in the process, we generally charge our air freight forwarding customers the following: (i) basic service fees, which typically include, among other things, freight charges, and pick-up fees; and (ii) additional service fees, which, depending on the instructions from our customers, may include custom clearance fees, insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing service fees.

Ocean Freight Forwarding Services

Operating as an ocean freight forwarder, we engage in: (i) ocean freight consolidation, where we consolidate shipments at the origin or deconsolidate freight at the destination, which enables our customers to receive the economics of a consolidated container rate rather than a higher rate for less than full container load, or LCL; and (ii) direct ocean forwarding, where we arrange for ocean freight for customers on a LCL basis. We provide both export and import ocean freight forwarding services. Customers may also request other logistics services ancillary to ocean freight forwarding, such as (i) port and depot services, where cargos and containers are loaded, uploaded or stored in preparation for delivery, (ii) warehousing and trucking services to facilitate shipments, and (iii) export or import customs clearance services in relation to direct ocean freight forwarding.

Customers of our ocean freight forwarding services primarily include manufacturers, companies that engages in international commerce, as well as other logistics service providers. The majority of shipments originate in Shenzhen of Guangdong province, Ningbo of Zhejiang province and Shanghai.

We endeavor to ensure that our ocean freight shipping capacity is secured and planned in advance to meet our customers’ requirements. Ocean freight capacities fluctuated since the COVID-19 outbreak. As such, in an effort to lock in capacity at prices that enable us to secure and retain customers, we have entered significant contracts with major container shipping companies.

Depending on the types of services involved in the process, we generally charge our ocean freight forwarding customers the following: (i) freight charges and our forwarding commissions; and (ii) additional service fees, which, depending on the instructions from our customers, may include custom clearance fees, insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing fees.

Overland Freight Services

Our overland freight services primarily include (i) first-mile pickup, (ii) last-mile delivery, and (iii) other overland freight forwarding services, such as rail freight and intermediate transportations with intermediate stops at Hong Kong.

Customers of our overland freight services primarily include manufacturers, companies that engages in international commerce, as well as other logistics service providers. The majority of freights originate in Shenzhen of Guangdong province.

We endeavor to ensure that our overland freight services capacity is secured and planned in advance to meet our customers’ requirements. To that end, we maintained a fleet of two self-owned trucks as of December 31, 2022 and have developed sound business relationships with third-party trucking service providers. Furthermore, we have also chartered rail transport to secure stable overland freight service capabilities.

Depending on the types of services involved in the process, we generally charge our customers of overland freight services the following: (i) freight charges and/or our forwarding commissions; and (ii) additional service fees, which depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing service fees.

Warehousing Services

Our customers may use our warehouses as an intermediate stop for an average period of up to three days, and may store goods or inventory in our warehouses for a period ranging from three days to months. As of December 31, 2022, we had two self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 14,564 sq. m. As of the same date, we had the rights to use two third-party warehouses located in Yiwu of Zhejiang province and Hong Kong, with an aggregate GFA of approximately 8,531 sq.m. In May 2022, we, through Shenzhen Jayud Logistics Technology Co., Ltd., entered into an agreement to obtain the right to use Dachan Bay Warehouse that was located close to Dachan Bay Terminals, Shenzhen Baoan International Airport and National Highway G4 which connects Beijing, Hong Kong and Macao, with an aggregate GFA of approximately 11,000 sq.m. Later in August, Shenzhen Jayud Logistics Technology Co., Ltd. assigned all its rights and obligations under such agreement to Shenzhen Jayud Yuncang Technology Co., Ltd., one of our subsidiaries in China, by entering into a supplementary agreement. Besides, we also provide customers with: (i) labeling services, where we print thermal labels and paste them on the packages as per the customers’ requests; (ii) packaging services, where, in the event of the damaged packaging, we may replace the damaged packaging as per the customers’ requests; and (iii) after-sales reverse logistics services, where we provide replacement and return warehousing to support returns management and other aftersales activities, such as product inspection, refurbishment or disposal.

We charge our customers warehousing fees primarily consist of our rental rate for the relevant warehouse, first-mile pickup and/or last-mile delivery fees, and fees for other warehousing services, as applicable.

Other Fragmented Logistics Services

In addition to the foregoing, we also provide the following logistics services on a fragmented basis as per our customers’ needs: (i) port and depot services, where we help to load, upload, store and/or transport containers and cargos; (ii) non-time-definite delivery services, where we provide last-mile delivery for cross-border e-commerce businesses; and (iii) coordination services, where we connect cross-border supply chain solution providers, shippers and consignees to improve logistics efficiency.

Supply Chain Management

Our supply chain management business primarily consists of two sub-segments, namely, (i) international trading, where we engage in international trading directly, with our customers being the purchasers or sellers, and (ii) agent services, where we are engaged by customers as their international trade agent, for the purpose of further streamlining the customers’ supply chain process. We believe our supply chain management business allows us to enhance the overall customer experience and to create vast cross-selling opportunities to drive customer retention, thus further differentiating us from our competitors.

International Trading

We also engage in international trading directly through the wholesaling of certain goods with our customers. Unlike our freight forwarding services, our international trading business requires us to bear both inventory risks and credit risks.

Agent Services

We may be engaged by our customers to act as their international trade agent, managing their cross-border supply chains by assisting our customers, pursuant to the agreements between our customers and designated third-parties, either (i) to procure certain goods from the designated third-party, or (ii) to sell and deliver certain goods to the designated third-party. Similar to our integrated cross-border logistics services, our agent services also involve a seamless combination of order processing, warehousing management, transportation and delivery, and other value-added services. The major difference from integrated cross-border logistics services is that we carry out a substantial portion of the supply chain process in our own name, and consequently we may have to bear credit risks involved in the supply chain process.

Other Value-Added Services

We endeavor to differentiate our service offerings by, among other things, developing other value-added services. Our value-added services primarily include (i) custom brokerage; and (ii) intelligent logistic IT systems, which we develop and customize for our customers.

Custom Brokerage

We were recognized as an Advanced Certified Enterprise with a China AEO (that is, Authorized Economic Operator) Certificate issued by the China Customs in 2021. The China AEO Certificate allows us to perform custom brokerage more efficiently, thus ensuring timely delivery. Our services help importers and exporters to clear cargos primarily with the China Customs, including documentation collection, valuation review, product classification, electronic submission to customs and the collection and payment of duties, tariffs and fees. Our custom brokerage fees primarily represent costs incurred plus our commissions.

Intelligent Logistics IT Systems

We have developed proprietary IT systems that can be categorized into the following types: (i) the Warehouse Management System, which allows a high degree of customization and can be integrated with our customers’ enterprise resource planning, or ERP, system to provide end-to-end supply chain visibility; (ii) the Order Management System, which provides end-to-end supply chain visualization; (iii) the Transportation Management System, which is an online platform designed to enhance visibility, accessibility and connectivity by enabling prompt information flow between our customers and their supply chains; and (iv) the Booking Management System, which allows our staff and customers to review the details of cargo booking and handling information in real-time. Each of our proprietary IT systems can integrate with our ERP system. We sell and license our proprietary IT systems as per our customers’ requests.

We also develop customized proprietary IT systems depending on our major customers’ supply chain management needs. For instance, we developed a logistics control system for Lenovo, the Lenovo Service Control Tower, or the Spider, which expected to contribute to Lenovo’s supply chain strategy to establish a world-class intelligent global logistics network. The Spider enables end-to-end logistics online management and helps to realize visualization and cost management. By accumulating logistics big data, the Spider supports the optimization of logistics network and logistics intelligence improvement.

Our Global Network

Headquartered in Shenzhen, Guangdong province, we focus on China as our primary market and expect to expand our business globally. Shenzhen is of great significance in the history of China’s opening-up. Located in this strategic city, we have enjoyed the benefits of its rapid development over the three decades and will continue to take advantage of its growth. The advantages of being headquartered in Shenzhen include: (i) strategic geographical location; (ii) large customer base; and (iii) sustained and steady growth of the local economy as well as supportive government policies.

We have established a global operation nexus to support our business. We own logistic facilities strategically located throughout major transportation hubs in China and globally. As of December 31, 2022, we had established a presence in 11 provinces (including provincial municipalities) in mainland China, such as Shenzhen of Guangdong province, Nanjing of Jiangsu province, Ningbo and Yiwu of Zhejiang province, Qingdao of Shandong province, Beijing, Shanghai, Tianjin, as well as some major global transportation hubs such as Hong Kong.

Our global freight network covers various major trade lanes across the world, including Asia-North America, Asia-Europe and Intra-Asia trade lines. As of December 31, 2022, our footprints spread across six continents and over 16 countries, such as Thailand, Singapore, India, Philippine, the United Kingdom, and the United States.

Competition

The end-to-end cross-border supply chain solution market in China is highly fragmented. As a result, although we believe that we have established strong competitive advantage over existing and potential competitors lies in customized logistics services, omnibearing supply chain solution services, eminent customer relationships, and the master of digitalization and informatization of logistics services, we may face competition from other companies with end-to-end cross-border service capabilities.

Sales and Marketing

We are engaged by our customers through tendering processes and direct engagements. For the years ended December 31, 2020, 2021, and 2022, revenues generated through tendering processes amounted to approximately RMB59.3 million, RMB51.0 million, and RMB21.0 million (US$3.2 million), respectively, accounting for approximately 20.4%, 9.4%, and 3.2%, respectively, of the total revenues for the same periods.

We acquire new customers primarily through our sales and marketing personnel, who, through their experience and good rapport with clients, play an instrumental role in creating and expanding the work platform for us. As of December 31, 2022, we had sales and marketing teams in China of 42 employees. We also acquire new customers through marketing activities such as online promotions, participation in trade fairs and functions, as well as forming strategic alliances with government bodies and other businesses such as major e-commerce platforms. Our new customers may also be referrals from our existing customers, which we believe reflects our existing customers’ recognition of our quality of services.

We focus on attracting financially stable customers who ideally share traffic flows that complement our existing routes. By maintaining an even flow of freight traffic, we improve our utilization rate by minimizing the movement of empty idle equipment.

Quality Control

We believe that our ability to maintain the quality of our services is critical to our growth. In October 2022, four of our PRC subsidiaries obtained the certificates of management certification issued by a recognized third-party organization in China, certifying that their quality management systems in certain areas are in conformity with GB/T 19001-2016 / ISO 9001:2015. ISO 9001 Quality Management System is known as the most mature quality framework being used worldwide. The certified areas include development of logistics information system software, domestic and international freight forwarding, customs agent, warehousing services, cargo transportation management services, international cargo transportation agent, and cargo declaration agent services. Our quality assurance measures include the following:

●	Internal quality control regulations and policies. We have formulated relevant quality control and management measures for different business segments, requiring our employees to follow standard procedures and comply with safety management requirements. Appropriate punishments will be imposed on employees who conduct business in violation of such quality control and management measures. With the development of our business, we will keep pace with leading companies in the supply chain solution market and update such regulations and policies from time to time.

●	Quality assurance training courses for employees. Our employees are responsible for daily business operations, and we require them to attend quality assurance training courses. These courses introduce our latest quality control system and give employees a better understanding of proper business processes. Presenters also answer questions and address issues that employees may encounter in implementing relevant internal regulations and policies. Through employees’ feedback from these courses, we could also optimize our internal quality control measures.

●	Regular management meetings. Our management and other staff hold regular weekly or monthly meetings to discuss topics relating to quality control. During the meetings, our management may review internal regulations and policies, propose new quality control measures, randomly inquire to check facilities’ conditions, go through key customers’ feedback, and deliberate reports on quality control updates presented by each department.

●	Regular facilities inspection. To ensure employee and operators’ safety, we have implemented a regular facilities maintenance regime. All facilities, such as trucks and equipment in warehouses, are subject to regular inspection to avoid any potential hazards and to minimize accidents. Moreover, we have implemented a GPS system on our vehicles that enables us to accurately track their departure and arrival times, and detect any malpractice in the course of services.

●	Quality assurance requirements to suppliers and partners. We have set up a quality policy for our suppliers and partners to assure the quality of services or products from them. We generally make clear stipulations on quality management in the agreements with our suppliers and partners. In the course of doing business, we also explicitly pass on our quality control principles to third parties, in order to expect them to operate with high faith and in a responsible manner. If any suppliers or partners fail to meet our quality control standards, we will seek remedies, require them to make a correction, or terminate the cooperation.

●	Customer feedbacks and process improvement. Our sales and marketing team and customer service team work closely with our customers throughout each job engagement. We constantly seek feedback from our customers on possible areas of improvement and often make changes to our internal processes in order to deliver higher quality services to our customers.

Seasonality

Historically, our own operating results as well as the industry as a whole have been subject to seasonal demand. As our manufacturer customers generally experience higher demands from July to December (until the Spring Festival) and lower demands after the Spring Festival, typically the third quarter and the fourth quarter are the strongest, with the second quarter being the weakest. However, there are no guarantees that these trends will continue or that the COVID-19 pandemic will not cause any other business disruptions. Specifically, our operations in Hong Kong were negatively affected by the COVID-19 pandemic during the first half of 2022, which we believe may impact our results of operations for the same period. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces.

Technology, Research and Development

We have a dedicated research and development team responsible for the design and development of our products. As of December 31, 2022, our research and development team consisted of 20 employees. As of December 31, 2022, the management of our research and development team had experience in the IT industry for more than six years.

For the years ended December 31, 2020, 2021, and 2022, our research and development expenses amounted to RMB1.4 million, RMB1.5 million, and RMB2.1 million (US$0.3 million), respectively. Such amounts were primarily expenses in relation to our proprietary IT systems, all of which are internally designed and developed to support efficient operational management and to better serve our customers’ supply chain needs. Each of our proprietary IT systems can integrate with our enterprise resource planning, or ERP, system, providing seamless services while allowing us to achieve better efficiency. Our major types of proprietary IT systems include:

●	The Warehouse Management System allows a high degree of customization and can be integrated with our customers’ enterprise resource planning systems to provide end-to-end supply chain visibility.

●	The Order Management System provides end-to-end supply chain visualization.

●	The Transportation Management System is an online platform designed to enhance visibility, accessibility and connectivity by enabling prompt information flow between our customers and their supply chains.

●	The Booking Management System allows our staff and customers to review the details of cargo booking and handling information in real-time.

As a part of our value-added services, we from time to time sell and license our proprietary intelligent logistics IT systems as per our major customers’ requests. We also develop customized proprietary IT systems depending on our major customers’ supply chain needs.

Intellectual Property

We seek to protect our intellectual properties through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2022, we have registered 51 registered copyrights, three registered domain names, and four registered trademarks, including “佳裕达”, “JAYUD GROUP” and “Joyed”.

We intend to protect our intellectual properties vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “Item 3. Key Information — D. Risk Factors —Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We currently do not have any business liability or disruption insurance.

Our insurance coverage complies with the requirements of PRC laws, except underpaid or unpaid employee benefits. For the related risk factor, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties” for more details. We believe that such coverage is in line with industry norms in the PRC and is adequate and sufficient for our current operations.

Regulations

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in March 2022, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in September 2022, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

Under the Road Freight Provisions, anyone engaging in the business of operating road freight transportation or stations (sites) must obtain a road transportation operation permit from the local county-level competent authority for transportation, and each vehicle used for road freight transportation must have a road transportation certificate from the same authority. The incorporation of a subsidiary of a road freight transportation operator that intends to engage in road transportation business is subject to the same approval procedure. If a road freight transportation operator intends to establish a branch, it should file with the local competent authority for transportation where the branch is to be established.

Although the road transportation operation permits have no limitation with respect to geographical scope, several provincial governments in China, including Shanghai and Beijing, promulgated local rules on administration of road transportation, stipulating that permitted operators of road freight transportation registered in other provinces should also make filing with the local road transportation administrative bureau where it carries out its business.

Regulations Relating to Cargo Vehicles

Pursuant to the Administrative Provisions Concerning the Running of Cargo Vehicles with Out-of-Gauge Goods promulgated by the Ministry of Transport, which took effect on September 21, 2016 and most recently amended in August 2021, cargo vehicles running on public roads shall not carry cargo weighing more than the limits prescribed by this regulation and their dimensions shall not exceed those as set forth in the same regulation. Vehicle operators who violate this regulation may be subject to a fine of up to RMB30,000 for each violation. In the event of repeated violations, the regulatory authority may suspend the operating license of the vehicle operator and/or revoke the business operation registration of the relevant vehicle.

Regulations Relating to International Freight Forwarding Agencies

According to the Administrative Provisions on International Freight Forwarders (promulgated in 1995), its detailed rules for implementing (promulgated in 2004) and the Tentative Measures on Putting on Record of International Freight Forwarding Agencies (promulgated in 2005 and revised in 2016), all international freight forwarding agencies and their branches registered with state industrial and commercial administration in accordance with laws should be filed with the Ministry of Commerce (“MOC”) or the governmental authorities authorized by MOC. The minimum amount of registered capital should be RMB5 million for an international freight forwarder by sea, RMB3 million for an international freight forwarder by air and RMB2 million for an international freight forwarder by land or for an entity operating international express delivery services. Additionally, an international freight forwarder must, when applying for setting up its branches, increase its registered capital (or the excess amount over its minimum registered capital) by RMB500,000. An international freight forwarding agency may accept a commission to operate part or all of the following businesses, including (i) to book ship’s holds and warehouses, (ii) to supervise the loading and unloading of freight and the assembling and dismantling of containers, (iii) multi-forms of international transportation, (iv) international express deliveries excluding private letters, (v) to submit customs declarations and undergo customs quarantine and insurance inspections, (vi) to prepare the related bills and certificates, pay transport charges, settle accounts and miscellaneous fees, and (vii) any other businesses of an international freight forwarder. An international freight forwarding agency should conduct its business within its ratified scope. To engage in the above-mentioned businesses, an international freight forwarding agency must register with relevant competent authorities as required by the related laws and administrative rules and regulations. International freight forwarding agencies can also be mutually entrusted to conduct business as stipulated in these regulations. On January 16, 2013, MOC issued the Guiding Opinions on Accelerating the Healthy Development of International Freight Forwarding and Logistics Industry, which further provides that MOC entrusts the China International Freight Forwarders Association (“CIFA”) to oversee the filing of international freight forwarding enterprises. Accordingly, an international freight forwarding enterprise may complete filings with the CIFA or its branch.

Regulations Relating to Non-Vessel Operating Common Carrier

Pursuant to the Regulations on International Maritime Transport promulgated by the State Council on December 11, 2001 and most recently amended on March 2, 2019 and Implementing Rules for the Regulations on International Maritime Transport promulgated by the Ministry of Transport on January 20, 2003 and most recently amended on November 28, 2019, Non-vessel operating common carriers (“NVOCC”) shall mean carriers that undertake to carry cargo of consignors, issue their own bills of lading or other transport documents, collect freight from the consignors, complete international maritime transport through international shipping operators, and bear carrier liability in the international maritime transport activities undertaken by them. The NVOCC performs the following activities relating to the entrusted cargo and carried out for the purpose of accomplishing such activities, including (1) conclusion of an international cargo transport contract in the capacity of a carrier with a consignor; (2) receipt and delivery of cargo in the capacity of a carrier; (3) issue of bills of lading or other transport documents; (4) collection of transport fees and other remuneration for services rendered; (5) booking of cabin or shipping space and cargo handling with international shipping operators or other transport operators; (6) payment of freight or other transport fees; (7) container de-consolidation and assembly business activities; and (8) other related business activities.

According to the Regulations on International Maritime Transport and its implementation rules, all NVOCC shall complete bill of lading registration formalities with the department responsible for transportation under the State Council, and pay the security deposit. Applicants for registration of bill of lading by a NVOCC shall submit an application for registration of bill of lading to the Ministry of Transport together with the relevant materials. The Ministry of Transport shall, within 15 working days from receipt of complete application documents, examine the application materials. Bill of lading registration shall be granted and a non-vessel carrier business operation qualification registration certificate shall be issued to successful applicants. NVOCC using two or more types of bills of lading shall complete registration for each type of bill of lading. Where there is a change to a registered bill of lading of a NVOCC, a sample format of the new bill of lading shall be filed with the Ministry of Transport for record at least 15 days in advance of the use of new bill of lading.

On February 27, 2019, the State Council issued the Decision to Cancel and Delegate to Lower-level Authorities a Group of Administrative Licensing Items, deciding to cancel 25 administrative licensing items, including the registration application procedures of NVOCC business, change to the filing procedures, and the NVOCC security deposit requirements.

Regulations Relating to Customs Declaration

Pursuant to the Customs Law of the PRC promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on January 22, 1987, most recently amended on April 29, 2021, the consignor or consignee of the goods exported or imported as well as a customs declaration enterprise must register themselves for declaration activities at customs in accordance with the law. Anyone who is not registered at the customs shall not conduct declaration activities. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others or conduct customs declaration activities beyond their business scope. Pursuant to the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs (the “GAC”) on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods as well as customs declaration enterprise shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

On April 16, 2018, the GAC circulated the Announcement on Matters relating to the Consolidation of Enterprises’ Qualifications for Customs Declaration and Declaration for Inspection and Quarantine (“Announcement 28”), the record-filing for declaration agencies for inspection and quarantine and the registration for customs declaration enterprises will be consolidated into the registration for customs declaration enterprises. From April 20, 2018, an enterprise will simultaneously become qualified for the customs declaration and the declaration for inspection and quarantine, once it has registered itself or filed a record with the customs and the customs will approve and issue the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity and the Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine affixed with its special seal for registration and record-filing to the registered or recorded enterprise simultaneously.

On October 26, 2018, the GAC circulated the Announcement on Matters Related to Promoting the Integration of Customs Inspection and Optimizing the Registration of Customs Declaration, according to which, from October 29, 2018, the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity issued by the customs to the customs declaration enterprise that has completed the registration automatically reflects the two qualifications for customs declaration and the declaration for inspection and quarantine. The original “Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine” and “Registration Form for Entry-Exit Inspection and Quarantine Reporters” will no longer be issued. Any enterprises engaged in the business of making customs declarations and making the declaration for inspection and quarantine as an agent should obtain relevant certificate and make filings for customs declaration persons as prescribed by the foresaid regulations.

Regulations Relating to Import and Export Of Goods

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 30, 2022 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and became effective on January 1, 2002, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

Before December 30, 2022, according to the then-effective Foreign Trade Law, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by MOC on June 25, 2004, and most recently amended on May 10, 2021, foreign trade operators which engage in the import and export of goods shall go through the record-filing and registration with MOC or an authority authorized by MOC, unless laws, administrative regulations and rules of MOC provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs authority shall refuse to handle the declaration and clearance formalities of their imports and exports. On December 30, 2022, the Foreign Trade Law of the PRC was amended, and foreign trade operators were no longer required to go through the record registration formalities.

According to the Customs Law of the PRC, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. The Regulations on Import and Export Duties, promulgated by the State Council on November 23, 2003 and most recently amended on March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

According to the Import and Export Commodity Inspection Law promulgated by SCNPC on February 21, 1989 and most recently amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Regulations Relating to Intellectual Property

China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.

Copyright

On September 7, 1990, SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, effective on June 1, 1991 and amended on October 27, 2001, February 26, 2010, and November 11, 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Center of China.

Under the Regulations on the Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including that if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnect links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of such infringement.

In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on December 20, 2001 and amended on January 8, 2011 and January 30, 2013, respectively, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, the Trademark Office of the State Administration for Market Regulation (“SAMR”) is responsible for the registration and administration of trademarks in China. SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002 and January 9, 2010, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years, and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, the Ministry of Industry and Information Technology (“MIIT”) promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN”. The CNNIC issued the Measures for the Resolution of Country Code Top-Level Domain Name Disputes on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, file a suit to the People’s Court, or initiate an arbitration procedure.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments, and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special-purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. Under the supervision of SAFE, the qualified banks may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Further, according to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which allows non-investment foreign-invested enterprises to make domestic equity investment with their capital funds in accordance with the law under the premise that such investment does not violate the existing special administrative measures (Negative List) for foreign investment and the project invested in China is authentic and compliant. Pursuant to SAFE Circular 28, upon receiving the payment of consideration from a foreign investor for the equity transfer under foreign direct investment, the domestic transferor, with relevant registration certificates, can process the formalities for account opening, fund receipt, and foreign exchange settlement and use directly at the bank. The foreign investor’s deposit remitted from overseas or transferred from domestic accounts can be directly used for its lawful domestic capital contribution as well as domestic and overseas payment after the transaction is concluded.

On April 10, 2020, SAFE issued the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, or SAFE Circular 8, pursuant to which, eligible enterprises are allowed to use the income under capital account, from such sources as capital funds, foreign debt and overseas listing, for domestic payment without having to provide supporting authentication materials to the banks for every transaction in advance, but the use of funds shall be true and compliant as well as conform to the existing administration regulations regarding use of income under capital account. The concerned bank shall conduct spot checking in accordance with the relevant requirements.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75, the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities to seek offshore financing or make an offshore investment, using legitimate onshore or offshore assets or interests. An “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, establishing foreign-invested enterprises to obtain ownership, control rights, and management rights. SAFE Circular 37 provides that, before contributing to an SPV, PRC residents or entities must complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Enterprises

On December 26, 2017, the National Development Reform Committee (“NDRC”) promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, nonsensitive overseas investment projects are subject to record-filing requirements with the local branch of NDRC. On September 6, 2014, MOC promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve nonsensitive countries and regions and nonsensitive industries are subject to record-filing requirements with a local branch of MOC. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, and Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with a local SAFE branch or its authorized banks.

Regulations Relating to Dividend Distributions

Under our current corporate structure, we may rely on dividend payments from our PRC subsidiaries, to fund any cash and financing requirements we may have. The principal regulations governing the distribution of dividends of foreign-invested enterprises include Foreign Investment Law of the People’s Republic of China and the Company Law of the People’s Republic of China. Under these laws, wholly foreign-owned enterprises in China may freely make remittance inward and outward in RMB or foreign exchange of capital contribution, profits, capital yield, income from asset disposal, intellectual property licensing fees, indemnity obtained according to law or income from compensation and liquidation.

According to the PRC Company Law and Foreign Investment Law, each of our PRC subsidiaries is required to draw 10% of its after-tax profits each year, if any, to fund certain statutory reserve fund, which may stop drawing its after-tax profits if the aggregate balance of the statutory reserve fund has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. The PRC subsidiaries may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to optional reserve funds. After making up the losses and allocating reserve funds, the remaining after-tax profits of our PRC subsidiaries may be distributed to the shareholders.

Regulations Relating to Funds Transfer to PRC Subsidiaries

We are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries through loans or capital contributions, subject to satisfaction of applicable government registration, approval and filing requirements.

In the event of subsequent changes in the registered capital of our PRC subsidiary which is a foreign-invested enterprise, or FIE, such as increase in its registered capital, the FIE shall complete registration change formalities with competent administrations for market regulation in accordance with relevant regulations, and registration change formalities shall also be completed with the competent administration of foreign exchange according to the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors. In addition, pursuant to Circular 16, FIEs shall use their registered capital pursuant to the principle of authenticity and self-use within their business scope.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance (“MOF”) and SAFE in January 2003 and effective as of March 1, 2003, any loans provided by us to our PRC subsidiaries in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign-invested enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign-invested enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the People’s Bank of China (“PBOC”) issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing (the “No.9 Notice”), which improved the policy framework of the cross-border financing. The No.9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of crossborder financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. Currently, the implementation of the foregoing methodologies for foreign-invested enterprises in cross-border financing have not been formally determined by PBOC and SAFE.

Moreover, as the debtors of cross-border financing, our PRC subsidiaries are also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality according to the Notice of State Administration of Foreign Exchange on Promulgation of the administrative Measures on Registration of Foreign Debt which was promulgated by SAFE in April 2013 and revised in May 2015.

Pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (“Circular 56”), which came into force on February 10, 2023 and replaced the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises promulgated on September 14, 2015, before the issuance of foreign loans, enterprises shall first apply to and obtain from NDRC the Certificate of Examination and registration of Foreign Debts Borrowed by Enterprises and shall report the information on the issuance to NDRC within ten business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of more than one year which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including senior bonds, perpetual bonds, capital bonds, medium-term notes, convertible bonds, exchangeable bonds, finance leases, and so forth. In February 2023, NDRC circulated the Guide to the Registration of Foreign Debt Issued by Enterprises on its official website, according to which, domestic companies (and their controlled overseas companies or branches) who borrowed from foreign companies (including overseas shareholders) a loan for more than one year need to apply to NDRC. However, NDRC has not issued any other further explanation for the implementation of Circular 56.

Regulations Relating to Overseas Listings and M&A Rules

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following the submission of initial public offering or listing applications. The companies that have already been listed on overseas stock exchanges or have obtained approvals from overseas supervision administrations or stock exchanges for their offerings and listings prior to the effective date of the Trial Measures and will complete their overseas offerings and listings prior to September 30, 2023, are not required to make immediate filings for their listings yet need to make filings for subsequent offerings in accordance with the Trial Measures. The companies that have already submitted applications for initial public offerings to overseas supervision administrations prior to the effective date of the Trial Measures but have not yet obtained approval from overseas supervision administrations or stock exchanges for the offering and listing prior to the effective date of the Trial Measures may arrange for the filing within a reasonable time period and should complete the filing procedures before such companies’ overseas issuances and listings.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to our listing. As the Trial Measures were newly published and there exists uncertainty with respect to the filing requirements and their implementation, if we are required to submit to the CSRC and complete the filing procedure of our overseas public offering and listing, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Trial Measures may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Provisions, which took effect on March 31, 2023 concurrently with the Trial Measures. The Provisions, in replacement of the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Issuance and Listing of Securities which took effect on October 20, 2009, expand its application to cover indirect overseas offering and listing of domestic companies by adding the same confidentiality obligations to such domestic companies in the course of their indirect overseas issuance and listing. According to the Provisions, a domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant entities or individuals including securities firms, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Further, a domestic company that plans to, either directly or through its overseas-listed entity, publicly disclose or provide to relevant entities or individuals including securities firms, securities service providers, and overseas regulators, other documents and materials that, if divulged, will cause an adverse impact on national security or the public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. We do not believe we will be required to obtain the aforementioned approval or go through such filings procedures as we do not possess nor will we disclose or provide documents and materials that contain state secrets or government work secrets or other documents and materials that, if divulged, will cause an adverse impact on national security or the public interest as mentioned above. However, given the recent promulgation of the Provisions, the opinions remain unclear on how they will be interpreted and implemented by the relevant PRC governmental authorities. After the Provisions took effect on March 31, 2023, if the domestic companies fail to comply with the requirements under the Provisions in the course of their indirect overseas issuance and listing, such domestic companies may be held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

On August 8, 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to MOC for approval. The M&A Rules also require that an overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such overseas SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC.

Our PRC legal counsel, PacGate Law Group, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules, and our PRC legal counsel cannot exclude the possibility that the CSRC or other relevant government authorities might, from time to time, further clarify or interpret the M&A Rules in writing or orally and require their approvals to be obtained for our subsequent offering. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A ordinary shares, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for the subsequent offerings, we may be unable to obtain a waiver of such approval requirements.

The M&A Rules and other regulations and rules concerning mergers and acquisitions also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.

In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the General Office of the State Council on February 3, 2011, and which became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by MOC on August 25, 2011, and which became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOC, and the regulations prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.

Regulations Related to Foreign Investment

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment. “Pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments. “Negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields, and regions in which foreign investors are encouraged and guided to invest.

Investment activities in the PRC by foreign investors were principally governed by the catalog for the Guidance of Foreign Investment Industries, or the catalog, which was promulgated and is amended from time to time by MOC and NDRC. Industries listed in the catalog were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog were generally deemed as constituting a fourth “permitted” category. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the catalog of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, NDRC and MOC issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition) (the “Negative List 2021”), which came into effect on January 1, 2022. The Negative List 2021 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2021 is treated equally with domestic investment and the relevant provisions of the Opinions of the State Council on Implementing Negative List System for Market Access promulgated by the State Council on October 2, 2015 and effective as of December 1, 2015 shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2021, PRC entities which engage in any field forbidden by the Negative List 2021 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ratio shall be in compliance with PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation (“SAMR”) or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by MOC and SAMR, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, MOC shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting reports including initial reports, change reports, deregistration reports and annual reports.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. Since January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or structure according to applicable laws and go through the applicable registrations, the relevant administration for market regulation shall not handle other registrations for changes and shall publicize the relevant circumstances. However, after the organizational forms or structures have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process matters such as equity interest transfer, income distribution, or surplus assets as agreed in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited, etc.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. In the event that an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees although the PRC laws required such contributions to be made for all employees based on the actual employee salaries up to a maximum amount specified by the local government. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.”

Regulations Relating to Work Safety

Pursuant to the Work Safety Law of the PRC promulgated by SCNPC in June 2002 and was recently amended in June 2021, transportation entities shall establish a work safety management office or be staffed with full-time work safety management personnel. In March 2015, the Ministry of Transport issued the Notice on Implementing the Work Safe Law, pursuant to which, the relevant enterprise shall establish and improve safety production responsibility system covering all aspects of production and operation, clear standards and responsibility to the post, solidly promote the standardization of production safety and strengthen safety production management.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019 and the Administrative Measures on Leasing of Commodity Housing which was promulgated by Ministry of Housing and Urban-Rural Development on December 1, 2010 and took effect on February 1, 2011, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department, and failure to comply with the registration requirement may result in a fine ranging from RMB1,000 to RMB10,000.

Regulations Relating to Taxation

Income Tax

According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007, became effective as from January 1, 2008, and amended on February 24, 2017, and December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered as a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises without any branches in the PRC pay an enterprise income tax in connection with their income originating from the PRC at the tax rate of 10%.

On February 3, 2015, the PRC State Administration of Taxation, or the SAT, issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or SAT Circular 698, issued by SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by SAT on March 28, 2011 and clarifies certain provisions in SAT Circular 698. SAT Bulletin 7 provides comprehensive guidelines relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets (including assets of organizations and premises in PRC, immovable property in the PRC, equity investments in PRC resident enterprises), or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Bulletin 7 allows the Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% rate of PRC enterprise income tax on the non-resident enterprise. SAT Bulletin 7 lists several factors to be considered by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, regardless of these factors, the overall arrangements in relation to an indirect transfer satisfying all the following criteria will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the scope of the safe harbors under SAT Bulletin 7 will not be subject to PRC tax under SAT Bulletin 7. The safe harbors include qualified group restructurings, public market trades, and exemptions under tax treaties or arrangements.

On October 17, 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which took effect on December 1, 2017 and was most-recently amended on June 15, 2018. According to SAT Bulletin 37, the balance after deducting the equity net value from the equity transfer income shall be the taxable income amount for equity transfer income. Equity transfer income shall mean the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value shall mean the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is reduction or appreciation of value during the equity holding period, and the gains or losses may be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. When an enterprise computes equity transfer income, it shall not deduct the amount in the shareholders’ retained earnings such as undistributed profits etc., of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.

Under SAT Bulletin 7 and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by SCNPC on September 4, 1992 and newly amended on April 24, 2015 (the “Tax Collection Law”), in the case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor shall act as withholding agents. According to SAT Circular 7, where the transferee fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. SAT Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of ranging from 50% to 300% of the unpaid tax on them. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Bulletin 7.

Withholding Tax on Dividend Distribution

The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of non-PRC resident enterprises which have no establishment or place of business in the PRC, or if established, the relevant dividends or other China-sourced income are in fact not associated with such establishment or place of business in the PRC. However, the Implementing Rules of the EIT Law which reduced the rate from 20% to 10%, became effective from January 1, 2008. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, for example, pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove their status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On October 14, 2019, the State Administration of Taxation issued the Notice on the Administrative Measures for Non-resident Enterprises to Enjoy Contractual Benefits, or the Circular 35, which was implemented from January 1, 2020. According to Circular 35, non-resident enterprises may enjoy the benefits by way of “self-judgment, declaration and enjoyment, and retention of relevant information for future reference”. If a non-resident enterprise judges that it meets the conditions for enjoying the contractual benefits, it may enjoy the contractual benefits at the time of tax declaration or through the withholding agent. At the same time, it shall collect and retain relevant information for reference in accordance with Circular 35, and accept the follow-up management of the tax authorities.

Value-Added Tax

Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the State Council on December 13, 1993, and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which MOF promulgated on December 25, 1993, and amended on December 15, 2008, and October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or import of goods within the territory of the PRC shall pay value-added tax or the VAT. Unless provided otherwise, the rate of VAT is 17% on sales and 6% on the services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or the Circular 32, according to which (i) for VAT taxable sales acts or import of goods originally subject to VAT rates of 17% and 11% respectively, such tax rates shall be adjusted to 16% and 10%, respectively; (ii) for purchase of agricultural products originally subject to tax rate of 11%, such tax rate shall be adjusted to 10%; (iii) for purchase of agricultural products for the purpose of production and sales or consigned processing of goods subject to tax rate of 16%, such tax shall be calculated at the tax rate of 12%; (iv) for exported goods originally subject to tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for exported goods and cross-border taxable acts originally subject to tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018 and shall supersede existing provisions which are inconsistent with Circular 32.

Since January 1, 2012, MOF and SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by MOF and SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016, became effective on May 1, 2016 and amended on July 11, 2017, sets out that VAT in lieu of business tax be collected in all regions and industries.

On March 20, 2019, MOF, SAT and GAC jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019 and provides that (i) with respect to VAT taxable sales acts or import of goods originally subject to VAT rates of 16% and 10% respectively, such tax rates shall be adjusted to 13% and 9%, respectively; (ii) with respect to purchase of agricultural products originally subject to tax rate of 10%, such tax rate shall be adjusted to 9%; (iii) with respect to purchase of agricultural products for the purpose of production or consigned processing of goods subject to tax rate of 13%, such tax shall be calculated at the tax rate of 10%; (iv) with respect to export of goods and services originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to export of goods and cross-border taxable acts originally subject to tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.

Urban Maintenance and Construction Tax

Pursuant to the Urban Maintenance and Construction Tax Law of the PRC as promulgated in August 2020, any taxpayer, whether an entity or individual, of consumption tax or value-added tax shall be required to pay urban maintenance and construction tax based on the total amount of consumption tax or value-added tax paid by such taxpayer. The tax rate shall be 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county or a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town.

Education Surcharge

Pursuant to the Provisional Provisions on Imposition of Education Surcharge as amended in January 2011, a taxpayer, whether an entity or individual, of consumption tax or value-added tax shall pay an education surcharge at a rate of 3% on the total amount of consumption tax or value-added tax paid by such entity, unless such obliged taxpayer is instead required to pay a rural area education surcharge as stipulated under the Notice of the State Council on Raising Funds for Schools in Rural Areas that promulgated by State Council in December 1984.

Tax Collection and Payment

The Tax Collection Law prescribes a regulatory framework of tax collection and payment in the PRC and the Implementation Regulations for the Tax Collection Law as amended in February 2016 has made further provisions on the basis of the Tax Collection Law. Pursuant to the Tax Collection Law, a taxpayer or withholding agent shall pay or deliver tax payments in compliance within the time limit specified by laws or administrative regulations, or as determined by taxation authorities in accordance with laws or administrative regulations. Where a taxpayer or a withholding agent fails to pay or underpays the amount of tax that should be paid or remitted within the specified time, the tax authorities shall order the taxpayer or withholding agent to pay or remit the tax within the specified time limit, and impose a penalty for late payment on a daily basis at the rate of 0.05% of the amount of tax in arrears from the date the tax payment is defaulted. If the taxpayer or withholding agent still fails to do so on the expiration of the time limit, the tax authorities may recover such unpaid taxes by adopting compulsory enforcement measures, and impose a fine of not less than 50% but not more than five times the amount of tax the taxpayer or withholding agent fails to pay or underpays or fails to remit. As prescribed by the Tax Collection Law, such compulsory enforcement measures adopted by the tax authorities may include (i) to notify in writing the bank or any other financial institution with which the taxpayer, withholding agent or tax payment guarantor has opened an account to withhold and remit the taxes from its deposits; (ii) to attach, seal up or, in accordance with law, auction or dispose of the commodities, goods or other property of the taxpayer, withholding agent or tax payment guarantor, valued equivalent to the taxes payable, and to use the proceeds therefrom to offset the taxes payable. Furthermore, the taxation authorities shall also announce the tax payments defaulted by taxpayers regularly.

Regulations Relating to Anti-Monopoly Enforcement

The PRC Anti-Monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, SAMR was formed as a new governmental agency to take over, among other things, the Anti-Monopoly enforcement functions from the relevant departments under MOC, NDRC and the pre-existing State Administration for Industry and Commerce, respectively. Since its inception, SAMR has continued to strengthen Anti-Monopoly enforcement. In December 2018, SAMR issued the Notice on Anti-Monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct Anti-Monopoly enforcement within their respective jurisdictions. In September 2020, SAMR issued Anti-Monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-Monopoly Law, operators to establish Anti-Monopoly compliance management systems to prevent Anti-Monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-Monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. On June 24, 2022, the SCNPC passed the Amendments to Anti-Monopoly Law (the “Amendments to the AML”) which came into effect on August 1, 2022. The Amendments to the AML set out new substantive rules including safe harbor for monopoly agreements, introduced “stop-the-clock” mechanism and enhanced personal liability and monetary penalties for substantive violations.

As the Amendments to the AML are newly published, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects and future acquisition of any PRC subsidiaries. We cannot assure you that our business operations will comply with such regulations and authorities’ requirements in all respects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations upon our future acquisition of PRC subsidiaries.

Regulations Relating to Information Protection on Networks

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, MIIT issued the Provisions on the Protection of Personal Information of Telecommunication and Internet User, which was effective as of September 1, 2013. The requirements under this order are stricter and wider compared to the above decision issued by SCNPC. According to the provisions, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and provide services for the users to de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The provisions state, in broad terms, that violators may face warnings, fines, public exposure and, criminal liability whereas the case constitutes a crime.

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On June 10, 2021, SCNPC promulgated the PRC Data Security Law, which has been taken effect on September 1, 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, SCNPC promulgated the PRC Personal Information Protection Law, or the PIPL, which has taken effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. Article 38 of the PIPL provides that where a personal information processor needs to provide personal information outside the territory of the PRC due to business or other needs, it shall meet any of the following conditions: (i) it shall pass the security evaluation organized by the CAC; (ii) it shall have been certified by a specialized agency for protection of personal information in accordance with the provisions of the CAC; (iii) it shall enter into a contract with the overseas recipient under the standard contract formulated by the CAC, specifying the rights and obligations of both parties; and (iv) it shall meet other conditions prescribed by laws, administrative regulations or the CAC. The CAC published Notice of the Cyberspace Administration of China on Seeking Public Comments on the Provisions on Standard Contracts for Cross-border Transfers of Personal Information (Exposure Draft) on June 30, 2022, providing requirements and guidelines for personal information processor to enter into a contract regarding providing personal information abroad. On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, along with the standard form of contract for outbound transfer of personal information, which will become effective on June 1, 2023. Such Measures provide for strict requirements on the conclusion of contracts for outbound transfer of personal information based on the standard form and require the filing of such contracts with cyberspace administration at the provincial level within ten business days following its effectiveness.

On December 28, 2021, the CAC published the Cybersecurity Review Measures (2021), which came into effect on February 15, 2022 and has replaced the current Cybersecurity Review Measures (2020). The Cybersecurity Review Measures provides that the operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. In addition, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Cybersecurity Review Measures (2021), an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Cybersecurity Review Measures (2021), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.

On July 7, 2022, the CAC passed the Security Assessment Measures for Outbound Data Transfers which came into effect on September 1, 2022. The Security Assessment Measures provide circumstances in which a data processor is required to declare security assessment for its outbound data transfer to the CAC through the provincial cyberspace administration, and specified requirement for self-assessment and the administrative procedure for declaration of security assessment with cyberspace department at the provincial level. Given the recency of the issuance of the Security Assessment Measures, substantial uncertainties exist with respect to their implementation after their effectiveness.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report.

Europa Investment Holding Limited
Cassini Investment Holding Limited
Tucana Investment Holding Limited
Other Shareholders (1)
30.0%
8.1%
16.9%
45%
Jayud Global Logistics Limited (Cayman Islands)
100.0%
100.0%
Jayud Global Logistics (HongKong) Limited (HongKong)
Joyed Logistics Services Inc. (U.S.)
100.0%
Sky Pacific Logistics HK Company Limited (HongKong)
HongKong Jayud International Logistics Company Limited (HongKong)
Equity interest
100.0%
Offshore
Onshore
67.0%
Shenzhen Jayud Logistics Technology Co., Ltd.
100.0%
100.0%
100.0%
100.0%
100.0%
100.0%
100.0%
100.0%
100.0%
51.0%
52.0%
Shenzhen Jiayuda Global Supply Chain Co., Ltd.
Shenzhen Jiayuda International Logistics Co., Ltd.
Shenzhen Jiayuda Trading Co., Ltd.
Xuchang Jayud Supply Chain Management Co., Ltd.
Shenzhen Jiayuda Customs Declaration Co., Ltd.
Shenzhen Jiayuda E-Commerce Technology Co., Ltd.
Nanjing Jiayuda Logistics Co., Ltd.
Shaanxi Jiayuda Supply Chain Management Co., Ltd.
Shenzhen Xinyuxiang Import & Export Co., Ltd.
Cargo Link Company Limited
Shenzhen Jayud Yuncang Technology Co., Ltd.

Note:	the English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

(1)	No single shareholder among “other shareholders” beneficially owns more than 5% of our ordinary shares.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, China. As of December 31, 2022, the approximate gross floor area of our leased properties was 5,214 sq.m. in aggregate and we did not have self-held properties. We lease our premises from unrelated third parties under operating lease agreements. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

We are one of the leading Shenzhen-based end-to-end supply chain solution providers in China, with a focus on providing cross-border logistics services. According to the Frost & Sullivan Report, in 2021, we ranked fifth in terms of the revenues generated from providing end-to-end cross-border supply chain solutions among all end-to-end supply chain solution providers based in Shenzhen, China. Headquartered in Shenzhen, a key component of the Greater Bay Area in China, we benefit from the unique geographical advantages of providing high degree of support for ocean, air and overland logistics. A well-connected transportation network enables us to significantly increase efficiency and reduce transportation costs. As one of the most open and dynamic regions in China, Shenzhen is home to renowned enterprises and the gathering place of cross-border e-commerce market players, which provides us with a large customer base and enables us to develop long-term in-depth relationships with our customers. In addition, the sustained and steady growth of local economy and supportive government policies have backed up our development and brought us great convenience in daily operations.

We experienced a rapid growth in 2020 and 2021 as well as in 2022. For the years ended December 31, 2020, 2021 and 2022, our total revenue amounted to RMB290.3 million, RMB545.6 million and RMB652.0 million (US$93.6 million), respectively, representing a year-over-year increase of 87.9% and 19.5%. For the years ended December 31, 2020, 2021 and 2022, our gross profit amounted to RMB21.0 million, RMB34.5 million and RMB37.4 million (US$5.4 million), respectively, representing a year-over-year increase of 64.1% and 8.4%.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

Key Factors that Affect Operating Results

Changes in the global and local economic conditions

Our financial performance, particularly our ability to drive growth, depends upon the demand for our services, which is closely linked to the global and local economies, and is sensitive to the level of expenditure by business entities’ on our services. While the logistics industry in China has been benefiting from the remarkable growth of the Chinese economy in recent years, issues and conditions with global reach, such as the COVID-19 outbreak, trade wars and occasional regional armed conflicts, have negatively affected the global economy and had a chain reaction in the global logistics industry. Despite the substantial improvements in social and economic conditions in China since the outbreak of COVID-19 in early 2020, there remain uncertainties regarding the overall economic conditions and demand for our services worldwide. Other macro-economic factors beyond our control may also affect our results of operations. For example, any prolonged recurrence of other contagious diseases, social instability or significant natural disasters may have a negative impact on the demand for our services.

Our ability to maintain our major customers

For the years ended December 31, 2020, 2021 and 2022, approximately 59.9%, 35.8% and 45.5% of our total revenues, respectively, were generated by our five largest customers. While certain service contracts contain options of renewal, there is no assurance that our major customers will continue their business relationships with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to enter into new service contracts with our customers upon expiry of the current contracts, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Our ability to obtain new customers and to increase our revenue per customer

The number of our customers were 535, 1299 and 1879 as of December 31, 2020, 2021 and 2022, respectively, representing a year-over-year 142.8% and 44.6% increase. In addition, average revenue per customer were RMB542.7 thousand, RMB420 thousand and RMB347 thousand (US$50 thousand) per customer for the year ended December 31, 2020, 2021 and 2022, respectively. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

Our ability to pursue strategic opportunities for growth

Although the end-to-end cross-border supply chain solution market in China is highly fragmented, top companies in this market in China hold stronger comprehensive service capabilities and bargaining power. In the future, it is expected that more competitors will enter this market. Therefore, we intend to continue to pursue strategic investments in selective businesses in the logistics industry that will enhance our service capabilities.

We believe that a solid investment strategy in warehouses and licenses for e-commerce exports may be critical for us to accelerate our growth and strengthen our competitive position in the future. Our ability to identify and execute strategic investments will likely have an effect on our operating results over time.

Regulatory Environment

Our ability to anticipate and respond to potential changes in government policies and regulations will have a significant impact on our business operations in such countries and our overall results of operations. In recent years, the PRC government has issued many supportive policies to encourage the development of the logistic industry. Encouraged by those policies, the logistic industry in China is expected to become more standardized and modernized. The integrated cross-border logistics service market, as a sub-segment of the logistic industry, is likely to evolve along with the development of the logistic industry.

Impact of Global Inflationary Pressures

We primarily face two types of inflationary pressures: one is inflation-related economic slowdown, and the other is a rise in fuel prices as a result of inflation. Our business is less affected by the first type of inflationary pressure since substantially all of our business operations are in China, where inflation has been stable over the past three years. In 2020, 2021 and 2022, the inflation rate in China was 2.5%, 0.9% and 2.0%, respectively. However, due to global inflation and also triggered by the tensions between Russia and Ukraine in 2022, the prices of fossil fuel have surged and affected the freight forwarding services section which still relies heavily on fossil fuels to power transportation. With higher fuel prices, costs of freight forwarding services will increase and the demand for cross-border logistics services will be adversely affected. But we expect the pressure of high fuel prices to be limited, as we plan to expand warehouse management services to diversify our service lines to mitigate the impact.

Impact of Supply Chain Disruptions

The outbreak of COVID-19 since the beginning of March 2020 caused widespread shutdown and weakened the financial conditions of our upstream suppliers and downstream customers, which resulted in some disruptions to our business operations. However, as supply chain disruptions in North America and Europe have stimulated global demand for Chinese exports, we, on the other hand, have gained more opportunities to provide cross- border logistics services. Based on the current situation in China, we do not expect a material impact on our results of operations and financial performance to be caused by COVID-19 in the future. The tensions between Russia and Ukraine in 2022 also gave rise to supply chain disruptions in Europe. Our revenue generated from Europe, primarily from freight forwarding services and supply chain management in aggregate, accounted RMB18.6 million, or 3.4% of total revenue, for the year ended December 31, 2021, and RMB42.5 million (US$6.3 million), or 6.5% of total revenue, for the year ended December 31, 2022. We will continuously pay close attention to the supply chain disruptions caused by COVID-19 pandemic and the tensions in Ukraine, conduct a further assessment, and take measures to minimize the impact. Except for the impact of COVID-19 pandemic and the tensions in Ukraine, there are no other supply chain disruptions affecting our business.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) revenues from our freight forwarding services, which primarily comprise service fees typically ascertained based on the number of packages, weight, measurement, destination port, types of freight and other special demands; (ii) revenues from our supply chain management, which primarily comprise product revenues and commissions relates to cross-border supply chains; and (iii) revenues from our other valued-added services, which primarily comprise custom brokerage, and intelligent logistic IT systems.

A breakdown of our revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	243,607	83.9%	488,036	89.5%	577,567	82,929	88.6%
Integrated cross-border logistics services	210,795	72.6%	390,229	71.5%	444,336	63,799	68.2%
Fragmented logistics services	32,812	11.3%	97,807	17.9%	133,231	19,130	20.4%
Supply chain management	43,967	15.1%	53,532	9.8%	69,023	9,911	10.6%
International trading in relation to supply chain management	41,986	14.5%	52,975	9.7%	68,879	9,890	10.6%
Agent services	1,981	0.7%	557	0.1%	144	21	0.0%
Other value-added services	2,759	1.0%	4,025	0.7%	5,401	775	0.8%
Total revenues	290,333	100.0%	545,593	100.0%	651,991	93,615	100.0%

Cost of Revenues

Cost of revenues represents costs and expenses incurred in order to generate revenue. Our cost of revenues primarily consists of (i) cost of freight charges, (ii) cost of goods, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnities paid to carriers. Cost of freight charges consists of (i) air freight/ ocean freight/land freight charges, (ii) delivery fees, (iii) warehouse leasing costs, and (iv) other service fees.

A breakdown of our cost of revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	226,154	84.0%	456,262	89.2%	542,610	77,910	88.3%
Integrated cross-border logistics services	195,000	72.4%	364,104	71.2%	410,926	59,002	66.9%
Fragmented logistics services	31,154	11.6%	92,158	18.0%	131,684	18,908	21.4%
Supply chain management	41,263	15.3%	51,929	10.2%	68,536	9,841	11.1%
International trading in relation to supply chain management	41,263	15.3%	51,929	10.2%	68,536	9,841	11.1%
Agent services	-	-	-	-	-	-	-
Other value-added services	1,889	0.7%	2,902	0.6%	3,459	496	0.6%
Total cost of revenues	269,306	100.0%	511,093	100.0%	614,605	88,247	100.0%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by service line for the years indicated is set forth below:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Freight forwarding
Gross profit	17,453	31,774	34,957	5,019
Gross margin	7.2%	6.5%	6.1%	6.1%
Supply chain management
Gross profit	2,704	1,603	486	70
Gross margin	6.2%	3.0%	0.7%	0.7%
Other value-added services
Gross profit	870	1,123	1,943	279
Gross margin	31.5%	27.9%	36.0%	36.0%
Total
Gross profit	21,027	34,500	37,386	5,368
Gross margin	7.2%	6.3%	5.8%	5.8%

Operating expenses

Operating expenses include selling expenses, general and administrative expenses, and research and development expenses. General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses. Our selling expenses mainly consist of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Research and development expenses mainly consist of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities in logistics related software development.

We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	7,043	47.9%	11,276	52.0%	18,555	2,664	50.6%
Selling expenses	6,273	42.7%	8,956	41.3%	16,033	2,302	43.7%
Research and development expenses	1,377	9.4%	1,461	6.7%	2,096	301	5.7%
Total operating expenses	14,693	100.0%	21,693	100.0%	36,684	5,267	100.0%

RESULTS OF OPERATIONS

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	290,333	545,593	651,991	93,615
Cost of revenues	(269,306)	(511,093)	(614,605)	(88,247)
Gross profit	21,027	34,500	37,386	5,368
Operating expenses:
General and administrative expenses	(7,043)	(11,276)	(18,555)	(2,664)
Selling expenses	(6,273)	(8,956)	(16,033)	(2,302)
Research and development expenses	(1,377)	(1,461)	(2,096)	(301)
Total operating expenses	(14,693)	(21,693)	(36,684)	(5,267)
Operating profit	6,334	12,807	702	101
Other income/(expenses):
Other expense, net	(88)	(12)	(206)	(30)
Foreign exchange gain (loss), net	(913)	489	4,407	633
Financial expenses, net	(651)	(1,358)	(943)	(135)
Total other income/(expenses), net	(1,652)	(881)	3,258	468
Income before income tax expense	4,682	11,927	3,960	569
Income tax expenses	(1,635)	(1,703)	(2,582)	(371)
Net income	3,047	10,224	1,378	198

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Total revenues increased by approximately RMB106.4 million, or 19.5%, from approximately RMB545.6 million for the year ended December 31, 2021 to approximately RMB652.0 million (US$93.6 million) for the year ended December 31, 2022, primarily attributable to a growth of our freight forwarding services and stable development of our supply chain management and other value-added services.

Revenues from our freight forwarding services increased by RMB89.6 million, or 18.3%, from RMB488.0 million for the year ended December 31, 2021 to RMB577.6 million (US$82.9 million) for the year ended December 31, 2022. The increase was mainly due to the development of new routes of chartered airline freight services, which accounted for 18.9% of total revenue. This new chartered airline freight services operated three times a week and through the same route for one single client from integrated cross-border logistics services. In addition, the number of customers increased by 44.6% from 1,299 customers for the year ended December 31, 2021 to 1,879 customers for the year ended December 31, 2022 with our efforts in customer acquisition. Our customer acquisition costs increased by 88.7% from RMB7.2 million for the year ended December 31, 2021 to RMB13.5 million (US$1.9 million) for the year ended December 31, 2022. Among the new customers acquired for the year ended December 31, 2022, 56.2% of them are relevant to e-commerce related logistics services. Customers from e-commerce businesses are relatively small-scale companies compared to traditional freight forwarding customers, resulting in higher transaction volume but lower transaction amount. Therefore, with the increase in e-commerce related logistics services, our number of customers increased rapidly in 2022, but the percentage of revenue generated from e-commerce related logistics services decreased from 24.6% for the year ended December 31, 2021 to 18.9% for the year ended December 31, 2022. However, larger customer base will provide us more development opportunities in the future.

Revenues from our supply chain management increased by RMB15.5 million, or 28.9%, from RMB53.5 million for the year ended December 31, 2021 to RMB69.0 million (US$9.9 million) for the year ended December 31, 2022. The increase was primarily attributable to the business growth of international trading, which was resulted from the growing logistic network enabling us to serve a wider range of customers in different geographic areas.

Revenues from our other value-added services increased by RMB1.4 million, or 34.2%, from RMB4.0 million for the year ended December 31, 2021 to RMB5.4 million (US$0.8 million) for the year ended December 31, 2022. The increase was primarily attributable to an increase of revenue generated from customs brokerage services as we acquired the certificate of Authorized Economic Operator (“AEO”) allowing us to benefit from special expedited customs treatment, which significantly facilitated the shipment of our goods in various markets so as to attract more customers.

Cost of Revenues

Our cost of revenues increased by 20.3% from RMB511.1 million for the year ended December 31, 2021 to RMB614.6 million (US$88.2 million) for the year ended December 31, 2022.

Our cost of revenues for freight forwarding services increased by approximately RMB86.3 million, or 18.9%, from approximately RMB456.3 million for the year ended December 31, 2021 to approximately RMB542.6 million (US$77.9 million) for the year ended December 31, 2022. The increase was primarily attributable to the increase of the freight charges. Cost of freight charges, representing the main source of our cost of revenue, increased by RMB179.5 million, or 52.4%, from approximately RMB342.9 million for the year ended December 31, 2021 to approximately RMB522.5 million (US$75.0 million) for the year ended December 31, 2022. The main components of freight charges were the freight and the delivery fees paid to third-party carriers. The soaring in freight charges was primarily due to the increase in fuel price for the year ended December 31, 2022, which was consistent with the increase in the average oil price disclosed by the Organization of Petroleum Exporting Countries, from US$69.9 per barrel for the year ended December 31, 2021 to US$94.53 per barrel for the year ended December 31, 2022. In addition, as a result of the rising fuel oil price, despite we canceled some flights due to cost control concerns, we still incurred indemnity costs paid to carriers. Last but not least, under the COVID-19 pandemic in 2022, in order to comply with the epidemic prevention requirements of the government such as Shenzhen, Shanghai and Hong Kong, we had to bear extra costs for longer delivery routes and sterilization for goods.

Our cost of revenues for supply chain management increased by approximately RMB16.6 million, or 32.0%, from approximately RMB51.9 million for the year ended December 31, 2021 to approximately RMB68.5 million (US$9.8 million) for the year ended December 31, 2022. The increase synchronized with the business growth of international trading.

Our cost of revenues for other value-added services increased by approximately RMB0.6 million, or 19.2%, from approximately RMB2.9 million for the year ended December 31, 2021 to approximately RMB3.5 million (US$0.5 million) for the year ended December 31, 2022. The increase was primarily attributable to more investment in rendering research IT services.

Gross Profit

Our gross profit increased by RMB2.9 million, or 8.4%, from RMB34.5 million for the year ended December 31, 2021 to RMB37.4 million (US$5.4 million) for the year ended December 31, 2022. The increase was primarily attributable to the business growth of freight forwarding services. For the years ended December 31, 2021 and 2022, our overall gross profit margin was 6.3% and 5.8%, respectively.

Gross profit margin of freight forwarding services decreased from 6.5% for the year ended December 31, 2021 to 6.1% for the year ended December 31, 2022 mainly due to (i) additional costs for longer routes, costs associated with sterilization and inspection of goods caused by the COVID-19; and (ii) increasing costs of fuel oil price and indemnities paid to carriers as a result of flight cancellation. We were seeking to expand our freight forwarding services by continuously developing new routes and attracting new customers in order to create economies of scale and thereby increased gross profit.

Gross profit margin of our supply chain management decreased from 3.0% for the year ended December 31, 2021 to 0.7% for the year ended December 31, 2022, resulting from our decrease in international trading due to the decrease of import business.

Gross profit margin of our other value-added services increased from 27.9% for the year ended December 31, 2021 to 36.0% for the year ended December 31, 2022 mainly due to the fact that we were able to undertake orders for customs brokerage with higher margin after we acquired the AEO certificate.

Operating Expenses

Our operating expenses increased from RMB21.7 million for the year ended December 31, 2021 to RMB36.7 million (US$5.3 million) for the year ended December 31, 2022, representing a year-over-year increase of 69.1%. This increase was primarily attributable to the increases in our general and administrative expenses, selling expenses and, to a lesser extent, our research and development expenses. We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and becoming a public listed company.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses increased by 64.6% from RMB11.3 million for the year ended December 31, 2021 to RMB18.6 million (US$2.7 million) for the year ended December 31, 2022, which was primarily attributable to (i) an increase of RMB3.3 million in professional expenses for consulting and auditing services; (ii) an increase of RMB1.8 million in leasing expenses to satisfy the need for offices and warehouses; (iii) an increase of RMB2.3 million in staff costs due to an increase of employee headcounts resulting from our business growth and establishment of three new branch offices of Shenzhen Jiayuda International Logistics Co., Ltd. in Guangzhou, Qingdao and Ningbo and our new subsidiaries Cargo Link Company Limited and Shenzhen Jayud Yuncang Technology Co., Ltd. and (iv) an occurrence of RMB0.5 million bad debt allowances.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses increased by 79.0% from RMB9.0 million for the year ended December 31, 2021 to RMB16.0 million (US$2.3 million) for the year ended December 31, 2022, which was primarily attributable to (i) an increase of RMB6.4 million of customer acquisition costs, including RMB4.0 million in employee payroll and commission resulting from our business growth and establishment of three branch offices of Shenzhen Jiayuda International Logistics Co., Ltd. in Guangzhou, Qingdao and Ningbo, and our new subsidiaries Cargo Link Company Limited and Shenzhen Jayud Yuncang Technology Co., Ltd. and RMB2.4 million business promotion and entertainment expenses for market expansion; (ii) an increase of RMB1.1 million for new office space.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses increased slightly by 43.5% from RMB1.5 million for the year ended December 31, 2021 to RMB2.1 million (US$0.3 million) for the year ended December 31, 2022. Our research project was mainly due to more investment for maintenance and inspection of equipment for research activities, and offset by reduce of staff of research and development department.

Other expenses, net

Other expenses, net consisted of financial expenses, non-operating income, and non-operating expenses. We had other expenses, net of RMB0.9 million for the year ended December 31, 2021, while had other income, net of RMB3.3 million (U$0.5 million) for the year ended December 31, 2022.

Other expenses, net increased by 1675.2% from RMB0.01 million for the year ended December 31, 2021 to RMB0.2 million (US$0.03 million) for the year ended December 31, 2022, which was due to an increase of penalties along with the early termination of office rental agreements due to change of office locations.

Foreign exchange gain, net increased by 800.8% from RMB0.5 million for the year ended December 31, 2021 to RMB4.4 million (US$0.6 million) for the year ended December 31, 2022, which was primarily attributable to the significant fluctuation of the exchange rate between the dates of record and the dates of settlement.

Financial expenses, net decreased by 30.6% from RMB1.4 million to RMB0.9 million (US$0.1 million), which was consistent with the change of the balance bank borrowings and loans.

Income taxes

Our income tax expense increased by RMB0.9 million, or 51.6%, from RMB1.7 million for the year ended December 31, 2021 to RMB2.6 million (US$0.4 million) for the year ended December 31, 2022. This increase was primarily due to our effective income tax rate for the year ended December 31, 2022 was approximate 65.2% as compared to 14.3% in 2021 historically.

Net income

As a result of the foregoing, our net income decreased by RMB8.8 million, or 86.5%, from RMB10.2 million for the year ended December 31, 2021 to RMB1.4 million (US$0.2 million) for the year ended December 31, 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Total revenues increased by approximately RMB255.3 million, or 87.9%, from approximately RMB290.3 million for the year ended December 31, 2020 to approximately RMB545.6 million (US$85.6 million) for the year ended December 31, 2021, primarily attributable to a huge growth of our freight forwarding services and stable development of our supply chain management and other value-added services.

Revenues from our freight forwarding services increased by RMB244.4 million, or 100.3%, from RMB243.6 million for the year ended December 31, 2020 to RMB488.0 million (US$76.5 million) for the year ended December 31, 2021. The increase was mainly due to the 142.8% increase in customers from 535 customers in 2020 to 1,299 customers in 2021, which is consistent with the 125.93% increase in our customer acquisition costs from RMB3.2 million for the year ended December 31, 2020 to RMB7.2 million (US$1.1 million) for the year ended December 31, 2021. The soaring customer acquisition costs in 2021 was mainly for the development of e-commerce related logistics services, as we established a new subsidiary (Shenzhen Jiayuda E-Commerce Technology Co., Ltd.) and three branch offices (Nanjing Jiayuda Logistics Co., Ltd. - Xiamen branch office and Danyang branch office, and Shenzhen Jiayuda International Logistics Co., Ltd. - Jiangmen Branch which was deregistered in February 2023) in 2021. Among the new customers acquired in 2021, 65.5% of them are relevant to e-commerce related logistics services.

With the expansion of our e-commerce related logistics services in 2021, the percentage of revenue generated from e-commerce related logistics services increased from 6.5% in 2020 to 24.6% in 2021. Customers from e-commerce businesses are relatively small-scale companies compared to traditional freight forwarding customers, resulting in higher transaction volume but lower transaction amount. Therefore, with the increase in e-commerce related logistics services, our number of customers increased rapidly in 2021, but our average revenue per customer decreased from RMB543 in 2020 to RMB420 in 2021.

As compared to 2020, the economy gradually recovered from the COVID-19 pandemic and the demand for domestic and cross boarder logistic services increased. Under the favorable environment, we established four new branch offices to complete our transportation coverage in Guangdong province, Fujian province and Jiangsu province in China. For the year ended December 31, 2021, our new branch offices in Guangdong province, Jiangsu province and Fujian province contributed RMB79.8 million (US$12.5 million), RMB2.4 million (US$0.4 million), and RMB1.4 million (US$0.2 million), representing 14.6%, 0.4% and 0.3% of the total revenue, respectively. All of the new branch offices are focused on e-commerce related logistics services, therefore, revenue generated from these new branch offices consists of relatively lower price but high transaction volumes. In addition, we chartered more airplanes and airlines to strengthen our transportation capacity and optimize transportation efficiency, which enables us to complete the domestic and global logistic network, providing our customers with more route choices and greater efficiency. Meanwhile, we continuously seek to expand our customer base and achieve a higher customer retention in 2022.

Revenues from our supply chain management increased by RMB9.6 million, or 21.8%, from RMB44.0 million for the year ended December 31, 2020 to RMB53.5 million (US$8.4 million) for the year ended December 31, 2021. The increase was primarily attributable to the business growth of international trading, which was resulted from (i) the increasing demand of commercial products under the gradual recovery of COVID-19 pandemic; (ii) the growing logistics network enabled us to serve a wider range of customers in different geographic areas.

Revenues from our other value-added services increased by RMB1.3 million, or 45.9%, from RMB2.8 million for the year ended December 31, 2020 to RMB4.0 million (US$0.6 million) for the year ended December 31, 2021. The increase was primarily attributable to an increase of revenue generated from selling intelligent logistic IT system and rendering IT services, as we offered an upgrade system with more functions.

Cost of Revenues

Our cost of revenues increased by 89.8% from RMB269.3 million for the year ended December 31, 2020 to RMB511.1 million (US$80.2 million) for the year ended December 31, 2021.

Our cost of revenues for freight forwarding services increased by approximately RMB230.1 million, or 101.7%, from approximately RMB226.2 million for the year ended December 31, 2020 to approximately RMB456.3 million (US$71.6 million) for the year ended December 31, 2021. The increase was primarily attributable to the increase of the freight charges. Cost of freight charges increased by RMB208.8 million, or 155.6%, from approximately RMB134.2 million for the year ended December 31, 2020 to approximately RMB342.9 million (US$53.8 million) for the year ended December 31, 2021. The main components of freight charges were the freight and the delivery fees paid to third-party carriers. The total amount of the freight and the delivery fees was RMB112.5 million in 2020 and RMB324.0 million (US$50.8 million) in 2021, accounting for 83.9% of total freight charges in 2020 and 94.5% in 2021. The soaring in freight charges was primarily due to the increase in fuel price in 2021, which was consistent with the 70.5% increase in the average oil price disclosed by the Organization of Petroleum Exporting Countries, from US$41.0 per barrel in 2020 to US$69.9 per barrel in 2021. Cost of warehouse management increased by RMB0.7 million, or 21.5%, from RMB3.4 million for the year ended December 31, 2020, to RMB4.1 million (US$0.6 million) for the year ended December 31, 2021. Warehouse management was the facilitating activities to our freight forwarding services for the years ended December 31, 2020 and 2021, which mainly included rental fees, labor costs for warehouse staff and depreciation and amortization expenses for warehouse equipment and software.

Our cost of revenues for supply chain management increased by approximately RMB10.6 million, or 25.8%, from approximately RMB41.3 million for the year ended December 31, 2020 to approximately RMB51.9 million (US$8.1 million) for the year ended December 31, 2021. The increase synchronized with the business growth of international trading. Our cost of revenues for other value-added services increased approximately RMB1.0 million, or 53.6%, from approximately RMB1.9 million for the year ended December 31, 2020 to approximately RMB2.9 million (US$0.5 million) for the year ended December 31, 2021. The increase was primarily attributable to more investment in rendering research IT services.

Gross Profit

Our gross profit increased by RMB13.5 million, or 64.1%, from RMB21.0 million for the year ended December 31, 2020 to RMB34.5 million (US$5.4 million) for the year ended December 31, 2021. The increase was primarily attributable to the business growth of freight forwarding services. For the years ended December 31, 2020 and 2021, our overall gross profit margin was 7.2% and 6.3%, respectively.

Gross profit margin of freight forwarding services decreased from 7.2% for the year ended December 31, 2020 to 6.5% for the year ended December 31, 2021 mainly due to (i) a lower price of our chartered airlines freight services provided in order to attract more customers as to increase the utilization; (ii) the increasing ocean freight charges due to the soaring demand caused by the COVID-19. Overall, although the gross profit margin slightly decreased, we were able to expand our freight forwarding services by continuously developing new routes and attracting new customers, resulting in an increase of gross profit.

Gross profit margin of our supply chain management decreased from 6.2% for the year ended December 31, 2020 to 3.0% for the year ended December 31, 2021, resulting from the slow growth in international trading and the decrease in agent services due to the decrease of import business.

Gross profit margin of our other value-added services decreased from 31.5% for the year ended December 31, 2020 to 27.9% for the year ended December 31, 2021 mainly due to the increasing employee welfare costs, in order to improve our efficiency of providing customs brokerage services, which was offset by increasing demands for software development system we offered.

Operating Expenses

Our operating expenses increased from RMB14.7 million for the year ended December 31, 2020 to RMB21.7 million (US$3.4 million) for the year ended December 31, 2021, representing a year-over-year increase of 47.6%. This increase was primarily attributable to the increases in our general and administrative expenses, selling expenses and, to a lesser extent, our research and development expenses. We anticipate that our operating expenses will continue to increase as we hire additional personnel and incur additional costs in connection with the expansion of our business operations and the anticipation of becoming a public listed company.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses increased by 60.1% from RMB7.0 million for the year ended December 31, 2020 to RMB11.3 million (US$1.8 million) for the year ended December 31, 2021, which was primarily attributable to (i) an increase of RMB2.1 million in staff cost due to an increase of employee headcounts resulting from our business growth and establishment of a new subsidiary (Shenzhen Jiayuda E- Commerce Technology Co., Ltd.) and three branch offices (Nanjing Jiayuda Logistics Co., Ltd. - Xiamen branch office and Danyang branch office, and Shenzhen Jiayuda International Logistics Co., Ltd. - Jiangmen Branch which was deregistered in February 2023); (ii) an increase of RMB0.6 million in entertainment expense for business developments; (iii) an increase of RMB0.5 million in leasing expense to satisfy the need for office and warehousing.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses increased by 42.8% from RMB6.3 million for the year ended December 31, 2020 to RMB9.0 million (US$1.4 million) for the year ended December 31, 2021, which was primarily attributable to an increase of RMB2.2 million in employee payroll and commission resulting from our business growth and establishment of a new subsidiary (Shenzhen Jiayuda E-Commerce Technology Co., Ltd.) and three branch offices (Nanjing Jiayuda Logistics Co., Ltd. - Xiamen branch office and Danyang branch office, and Shenzhen Jiayuda International Logistics Co., Ltd. - Jiangmen Branch which was deregistered in February 2023). However, selling expenses as a percentage of revenues declined from 2.2% in 2020 to 1.6% in 2021, consistent with the slight decrease in customer acquisition costs per customer from RMB5,935 in 2020 to RMB5,523 in 2021. As analyzed under “—Revenues,” the soaring customer acquisition costs in 2021 were mainly due to the development of e- commerce related logistics services, and among the new customers acquired in 2021, 65.5% of customers were for e-commerce related logistics services. Due to the nature of new customers in e-commerce and the travel restrictions caused by COVID-19, the frequency of business travel was decreased, and we switched to online communication when we approached new customers in 2021. Instead of visiting customers in person and attending exhibitions, we set up online chatting groups through instant messaging software and post our promotions or advertisements through online communities.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses increased slightly by 6.1% from RMB1.4 million for the year ended December 31, 2020 to RMB1.5 million (US$0.2 million) for the year ended December 31, 2021. Our research project was mainly related to the logistics-related software development and our continuous improvement of the functions and efficiency of our software.

Other expenses, net

Total other expenses, net decreased by 46.7% from RMB1.7 million for the year ended December 31, 2020 to RMB0.9 million for the year ended December 31, 2021. Other expenses, net consisted of financial expenses, non-operating income, and non-operating expenses.

Financial expenses, net decreased by 44.4% from RMB1.6 million for the year ended December 31, 2020 to RMB0.9 million (US$0.1 million) for the year ended December 2021, which was primarily attributable to (i) an increase of RMB1.4 million in foreign exchange gain and was offset by (ii) an increase of RMB0.5 million in interest expenses as a result of the increased short-term borrowings balances.

Income taxes

Our income tax expense increased by RMB0.1 million, or 4.2%, from RMB1.6 million for the year ended December 31, 2020 to RMB1.7 million (US$0.3 million) for the year ended December 31, 2021. This increase was primarily attributable to the growth of net income for the year ended December 31, 2021 and was offset by the utilization of tax credit accumulated from net operating losses in previous years.

Net income

As a result of the foregoing, our net income increased by RMB7.2 million, or 235.5%, from RMB3.0 million for the year ended December 31, 2020 to RMB10.2 million (US$1.6 million) for the year ended December 31, 2021.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	15,320	4,240	(15,232)	(2,187)
Net cash used in investing activities	(155)	(635)	(5,729)	(823)
Net cash provided by financing activities	3,788	12,946	9,334	1,340
Effect of foreign exchange rate changes	11	10	(200)	(28)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	18,964	16,561	(11,827)	(1,698)
Cash and cash equivalents and restricted cash at beginning of year	4,742	23,706	40,267	5,782
Cash and cash equivalents and restricted cash at end of year	23,706	40,267	28,440	4,084

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financing and capital contributions from our existing shareholders.

As of December 31, 2022, we had cash of RMB28.4 million (US$4.1 million) and working capital of approximately RMB0.4 million (US$0.1 million).

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Hong Kong. However, as of the date hereof, these restrictions have no impact on the ability of these PRC entities to transfer funds to us as we do not anticipate declaring or paying any dividends in the foreseeable future, as we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions have no impact on the ability for us to meet our cash obligations.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company, based on its discretionary application, is either the difference between the amount of total investment and the amount of registered capital or 2.5 times of the amount of the net assets of such foreign- invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from the outside of China is (i) approximately RMB52.5 million (US$8.2 million) as of December 31, 2022 under the total investment minus registered capital approach as foreign-invested companies; or (ii) approximately RMB139.9 million (US$20.1 million) as of December 31, 2022 under the net asset approach.

We are able to use all of the net proceeds from our initial public offering for investment in our PRC operations by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distributions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Funds Transfer to PRC Subsidiaries.” We expect approximately 20% of the net proceeds from our initial public offering to be used to fund operations of our offshore subsidiaries and 80% of the net proceeds to be used to fund operations of our subsidiaries in the PRC in the form of RMB. Therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Operating activities

For the year ended December 31, 2022, our net cash used in operating activities was RMB15.2 million (US$2.2 million), which was primarily attributable to (i) a decrease of RMB53.6 million (US$7.7 million) in accounts payable to related parties and RMB23.8 million (US$3.4 million) in accounts payable to third parties as we made payments to Cargo Link Logistics HK Company Ltd. and our suppliers for freight services and other services; and (ii) a decrease of operating lease liabilities of RMB10.8 million (US$1.5 million) and accrued expenses and other current liabilities of RMB3.0 million (US$0.4 million) for payments of advances to employees, for daily operational expenses and transportation deposits; and was offset by (i) a decrease of accounts receivable of RMB55.9 million (US$8.0 million) for collection; and (iii) a decrease of prepaid expenses and other current assets, net of RMB10.1 million (US$1.4 million) associated with receipts of goods and service that reduced advances to supplies.

For the year ended December 31, 2021, our net cash provided by operating activities was RMB4.2 million, which was primarily attributable to (i) net income of RMB10.2 million; (ii) an increase of RMB39.4 million in accounts payable to related parties as we purchased more freight services from Cargo Link Logistics HK Company Ltd. and Winpass Logistics (HK) Co. Limited; (iii) an increase of accounts payable of RMB22.1 million and contract liabilities of RMB5.9 million; (iv) an increase of accrued expenses and other current liabilities of RMB2.9 million for transportation deposits and advances to employees; and (v) a decrease of accounts receivable from related parties of RMB2.8 million for collection; and was offset by (i) an increase of accounts receivable of RMB53.6 million and contract assets of RMB2.6 million as we achieved business growth and more sales; (ii) an increase of prepaid expenses and other current assets, net of RMB21.8 million as we made prepaid service fees for chartered airlines and advance payments for goods for international trading; (iii) a decrease of tax payable of RMB0.8 million for payments of taxation; and (iv) a decrease of others payable to shareholders of RMB0.7 million for payments of reimbursement.

For the year ended December 31, 2020, our net cash provided by operating activities was RMB15.3 million, which was primarily attributable to (i) net income of RMB3.0 million; (ii) an increase of accounts payable to related parties of RMB6.2 million for purchase of freight services with Cargo Link Logistics HK Company Ltd.; (iii) a decrease of accounts receivable of RMB5.0 million for collection due to higher account receivable turnover as a result of better management; (iv) an increase of contract liabilities of RMB1.8 million and accounts payable of RMB0.6 million for purchase of logistic services; and (v) an increase of tax payable of RMB1.6 million resulting from more profit achieved and was offset by (i) an increase of prepaid expenses and other current asset of RMB2.6 million for more tax refund and deposits receivables; and (ii) an increase of accounts receivable from related parties of RMB0.7 million for logistic services provided.

The average receivable balance decreased by 2.1% from 2021 to 2022, and revenue increased by 19.5% from 2021 to 2022, resulting in the average days sales in receivables decreased from 41 days in 2021 to 33 days in 2022. The decrease was mainly due to the credit term from the new route of chartered airline freight services which accounted for 18.9% of total revenue for the year ended December 31, 2022, which required the full payment in advance. The average payable balance decreased by 6.5%, from 2021 to 2022, and revenue increased by 19.5% from 2021 to 2022, resulting in the average days sales in payable decreased from 45 days in 2021 to 35 days in 2022. The decrease was also attributing to the requirement to pay airline carriers in advance in performing chartered airlines freight services.

The average receivable balance increased by 65.4%, from 2020 to 2021, and revenue increased by 87.9% from 2020 to 2021, resulting in the average days sales in receivables decreased from 46 days in 2020 to 41 days in 2021. Specifically, the average days sales in receivables from e-commerce related logistics services dropped from 46 days in 2020 to 10 days in 2021. This is mainly due to the development of e-commerce related logistics services, accounting for 24.6% of total revenue in 2021 and 6.5% of total revenue in 2020, respectively, the customers of which have shortened payment terms. The average days sales in payables remained relatively stable, from 47 days in 2020 to 48 days in 2021, as the increase of 90.0% in average payable balance from 2020 to 2021 was comparable to the increase of 87.9% in revenue.

We identified several material changes of assets and liabilities as below:

As of December 31, 2022 Compared to December 31, 2021

Accounts receivable, net decreased by RMB56.6 million, or 64.7%, from RMB87.5 million as of December 31, 2021 to RMB30.9 million (US$4.4 million) as of December 31, 2022, which was mainly due to the sharp decrease of our revenues from freight forwarding services, affected by the closing of customs clearance between Mainland China and Hong Kong during March to August 2022 that reduced sales orders from overseas, and the sharp decrease of Chinese export container freight index especially since October 2022. Compared with the average Chinese export container freight index of US$3,449 in the first quarter of 2022, it significantly decreased to US$1,664 in the fourth quarter of 2022.

Prepaid expenses and other current assets, net decreased by RMB16.3 million, or 57.2%, from RMB28.6 million as of December 31, 2021 to RMB12.2 million (US$1.8 million) as of December 31, 2022, which was mainly due to (i) a decrease of RMB18.4 million of the advance payment to our suppliers of charter airlines freight services; and (ii) a decrease of RMB6.0 million of tax refund receivable from local tax authorities and was offset by an increase of RMB4.3 million of current deposits receivable for the logistics services provided.

Operating right-of-use assets increased by RMB24.9 million, or 385.9%, from RMB6.5 million as of December 31, 2021 to RMB31.4 million (US$4.5 million) as of December 31, 2022, which was mainly due to our four newly invested subsidiaries or branches to explore different geographic markets in 2022.

Accounts payable to third parties decreased by RMB23.8 million, or 56.7%, from RMB41.9 million as of December 31, 2021 to RMB18.1 million (US$2.6 million) as of December 31, 2022. This decrease was consistent with the decrease of freight forwarding services we performed during November and December 2022, compared to November and December 2021.

Accounts payable to related parties decreased by RMB53.6 million, or 87.8%, from RMB61.0 million as of December 31, 2021 to RMB7.4 million (US$1.1 million) as of December 31, 2022. The decrease was mainly due to the reduced freight forwarding services near the end of 2022 and the settlement of accounts payable.

As of December 31, 2021 Compared to December 31, 2020

Accounts receivable, net increased by RMB53.1 million, or 154.5%, from RMB34.4 million as of December 31, 2020 to RMB87.5 million (US$13.7 million) as of December 31, 2021, which was mainly due to the sharp increase of our revenues from freight forwarding services, especially during November and December 2021. Compared with the same period of 2020, the revenue from freight forwarding services for November and December 2021 increased by RMB154.3 million, or 461.9%. The credit terms of our accounts receivable were generally between 30 to 60 days for the fiscals years of 2020 and 2021.

Prepaid expenses and other current assets, net increased by RMB21.8 million, or 320.2%, from RMB6.8 million as of December 31, 2020 to RMB28.6 million (US$4.5 million) as of December 31, 2021, which was mainly due to (i) an increase of RMB18.5 million (US$2.9 million) of the advance payment to our suppliers of charter airlines freight services; and (ii) an increase of RMB1.4 million (US$0.2 million) of tax refund receivable from local tax authorities.

Accounts payable increased by RMB22.1 million, or 111.4%, from RMB19.8 million as of December 31, 2020 to RMB41.9 million (US$6.6 million) as of December 31, 2021. This increase was consistent with the increase of freight forwarding services we performed during November and December 2021.

Accounts payable to related parties increased by RMB39.4 million, or 183.1%, from RMB21.5 million as of December 31, 2020 to RMB61.0 million (US$9.6 million) as of December 31, 2021. The increase was mainly due to the increase in accounts payable to Cargo Link Logistics HK Company Limited (“Cargo Link”), which was increased from RMB21.2 million as of December 31, 2020 to RMB60.8 million (US$9.5 million) as of December 31, 2021. Cargo Link was one of our suppliers which mainly engaged in air freight forwarding services. This increase in accounts payable to Cargo Link was consistent with the increase of freight forwarding services we performed during November and December 2021.

Investing activities

For the year ended December 31, 2022, our net cash used in investing activities was RMB5.7 million (US$0.8 million), which was primarily attributable to the prepayment of acquisition deposit of RMB3.6 million (US$0.5 million) for acquiring a business and for the purchase of property and equipment of RMB2.2 million (US$0.3 million). The RMB2.2 million capital expenditure was mainly invested in electronic equipment and machinery used in our four newly invested subsidiaries and branches to explore different geographic markets in 2022.

For the year ended December 31, 2021, our net cash used in investing activities was RMB0.6 million, which was primarily attributable to the purchase of property, equipment and software. Among the RMB0.6 million capital expenditure, RMB0.2 million was invested in logistics-related software, in order to improve efficiency and effectiveness in daily operations. The rest of RMB0.4 million was invested in electronic equipment and machinery.

For the years ended December 31, 2020, our net cash used in investing activities was RMB0.2 million, which was primarily attributable to the purchase of property, equipment and software.

Financing activities

For the year ended December 31, 2022, our net cash provided by financing activities was RMB9.3 million (US$1.3 million), which was primarily due to (i) proceeds from shareholders’ contribution of RMB24.7 million (US$3.5 million); (ii) proceeds from bank short-term borrowings of RMB18.0 million (US$2.6 million) and from bank long-term borrowings of RMB5.0 million (US$0.7 million); (iii) proceeds from loans provided by shareholders for RMB6.3 million (US$0.9 million); (iv) proceeds from loans provided by third parties of RMB5.6 million (US$0.8 million); (v) proceeds from a loan provided by a related party of RMB0.5 million (US$0.1 million); (vi) an increase of other payables to related parties of RMB0.6 million (US$0.1 million) for constructive disbursement; and (vii) proceeds from capital injection from noncontrolling shareholders of RMB0.2 million (US$0.03 million) and was offset by (i) repayments of bank short-term borrowings of RMB14.1 million (US$2.0 million) and of bank long-term borrowings of RMB4.5 million (US$0.6 million); (ii) repayments of loans to third parties of RMB10.4 million (US$1.5 million); (iii) repayments of loans to shareholders of RMB8.9 million (US$1.3 million); (iv) payments for dividend distribution of RMB6.2 million (US$0.9 million); (v) payments for deferred offering costs of RMB5.4 million (US$0.8 million); and (vi) repayments of loans to related parties of RMB2.1 million (US$0.3 million).

For the year ended December 31, 2021, our net cash provided by financing activities was RMB12.9 million, which was primarily attributable to (i) proceeds from short-term borrowings of RMB18.0 million for our business growth and expansion; (ii) proceeds of loans provided by shareholders of RMB6.2 million; (iii) proceeds of loans provided by third parties of RMB4.8 million; (iv) proceeds from a long-term borrowing of RMB5.0 million; (v) proceeds of a short-term loan provided by a related party of RMB2.1 million; and (vi) capital contribution by a shareholder of RMB0.4 million, and was offset by (i) repayments of short-term borrowings of RMB14.8 million and a long-term borrowing of RMB0.6 million; (ii) repayments of loans to shareholders of RMB3.7 million; (iv) repayments for settling the constructive disbursement paid by related parties on behalf of Jayud of RMB1.8 million; (v) repayments of loans to third parties of RMB1.4 million; (vi) payments for deferred offering costs of RMB0.9 million; and (vii) repayment of a loan to a related party of RMB0.5 million.

For the year ended December 31, 2020, our net cash provided by financing activities was RMB3.8 million, which was primarily attributable to (i) proceeds from short-term borrowings of RMB10.7 million; (ii) proceeds from loans provided by third parties of RMB7.6 million; (iii) expenses paid by related parties on behalf of Jayud of RMB3.0 million; and (iv) proceeds from a loan provided by a related party of RMB1.4 million; and was offset by (i) repayments of short-term borrowings of RMB10.0 million; (ii) repayments of loans to third parties of RMB6.2 million; (iii) repayment of a loan to a related party of RMB1.4 million; and (iv) payment of dividend distribution to a shareholder of RMB1.4 million.

Capital Expenditures

We made capital expenditures of RMB0.2 million, RMB0.6 million and RMB2.2 million (US$0.3 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Our capital expenditures consisted primarily of expenditures related to the expansion of our new branch offices and logistics equipment. We plan to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB	RMB	RMB	RMB
Operating lease payment	32,957,093	19,078,380	12,474,763	1,403,950
Bank borrowings	19,800,000	15,400,000	4,400,000	-
Total	52,757,093	34,478,380	16,874,763	1,403,950

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Holding Company Structure

Jayud Global Logistics Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in China and Hong Kong. As a result, Jayud Global Logistics Limited’s ability to pay dividends depends upon dividends paid by our PRC and Hong Kong subsidiaries. If our existing PRC and Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate retained earnings as determined under PRC accounting standards as of December 31, 2022. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2022, our reserve fund did not reach 50% of the registered capital of our subsidiaries.

As of December 31, 2021 and 2022, our PRC subsidiaries had RMB22.6 million and RMB63.4 million (US$9.1 million) of restricted net asset, respectively.

On February 8, 2022 and February 28, 2022, Shenzhen Jiayuda E-Commerce Technology Co., Ltd and Shenzhen Jiayuda Global Supply Chain Co., Ltd. declared RMB2.4 million cash dividend and RMB7.4 million cash dividend respectively, to its then shareholders and its holding company, Shenzhen Jayud Logistics Technology Co., Ltd. On March 15, 2022, Shenzhen Jayud Logistics Technology Co., Ltd declared RMB9.0 million of dividend to its then shareholders. Out of the total dividend declared, RMB6.8 million (US$1.0 million) was inter-group dividend, and RMB11.9 (US$1.7 million) was to individual shareholders. Historically, Shenzhen Jayud Logistics Technology Co., Ltd. has also received equity financing from its then shareholders to fund business operations of our PRC subsidiaries. For the years ended December 31, 2021 and 2022, two of our Hong Kong subsidiaries, Sky Pacific Logistics HK Company Limited (“Sky Pacific”) and HongKong Jayud International Logistics Company Limited (“HK Jayud International”), transferred cash proceeds of RMB0.9 million and nil to our PRC subsidiaries for the settlement of intercompany transactions for our PRC subsidiaries. For the years ended December 31, 2021 and 2022, we transferred cash proceeds of RMB7.3 million and RMB1.0 million (US$0.1 million) to Sky Pacific and HK Jayud International for the settlement of intercompany transactions. In the future, most cash proceeds raised from overseas financing activities, including our initial public offering, may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries that receive such cash proceeds then will transfer funds to their respective subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds are received by Jayud Global Logistics Limited, our holding company, at the closing of our initial public offering, subject to the cash demand of our PRC and Hong Kong subsidiaries, the funds can be transferred to our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to Jayud Global Logistics (Hong Kong) Limited in accordance with the laws and regulations of the PRC, and then Jayud Global Logistics (Hong Kong) Limited will transfer the dividends up to Jayud Global Logistics Limited, and the dividends will be distributed from Jayud Global Logistics Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China and Hong Kong. In utilizing the proceeds from our initial public offering, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information — D. Risk Factors —Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this annual report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. We currently do not have any cash management policy that dictates the transfer of cash between our subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Foreign Exchange” for details of such procedures.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. In addition, dividend payments are not subject to withholding taxes in the Cayman Islands.

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. We are not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Under the Enterprise Income Tax Laws of the PRC, or the EIT Laws, domestic enterprises and Foreign Investment Enterprises, or the FIEs, are usually subject to a unified 25% enterprise income tax rate, while preferential tax rates, tax holidays and tax exemption may be granted on case-by-case basis.

In January 2019, the State Administration of Taxation announced that from January 1, 2019 to December 31, 2021, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of their taxable income amount for the proportion of taxable income not exceeding RMB1 million; and a 20% corporate income tax on 50% of their taxable income amount of more than RMB1 million but not exceeding RMB3 million. The State Administration of Taxation further announced that from January 1, 2022 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology, Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to revenue recognition, allowance for doubtful accounts, useful lives and impairment of long-lived assets, discount rate used in operating lease right-of-use assets, deferred income taxes, uncertain tax position and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

We believe the following critical accounting policies involve a higher degree of judgment and complexity than our other accounting policies. Therefore, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days. Provision for doubtful accounts is recognized when reasonable and supportable forecasts affect the expected collectability. We review the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. We consider many factors in assessing the collectability such as the age of the amounts due, consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. We established standards and policies for reviewing major account exposures and concentrations of risk.

Revenue Recognition

Type A: Freight forwarding services

Substantially all of our revenues are from contracts associated with freight forwarding services domestically and internationally. Additionally, we provide supply chain management to customers, by exploiting its advantages in global supply chain services.

 We consider the principal for transactions that it is in control of establishing the transaction price, and it is responsible for managing all aspects of the shipments process and taking the risk of loss for delivery. Therefore, such revenues are reported on a gross basis.

For certain contracts, we consider the agent for transactions that it cooperates with third-party carriers to arrange freight services. Third-party carriers signed the contracts with customers and were in control of establishing the transaction price, and were responsible for fulfilling the promise to provide freight services. Therefore, such revenues are reported on a net basis.

We further divide this type of revenue into two sub-categories, “Integrated cross-border logistics” and “Fragmented logistics”. These two sub-categories are consistent regarding revenue recognition analysis, but with different quotation process. For “Integrated cross-border logistics” services, transaction prices remained unchanged for similar orders during a specific period of time, usually six to twelve months depending on different route. While for “Fragmented logistics” services, transaction prices are assessed and quoted based on each specific order, which could be varied among similar orders during a specific period of time.

The payment term is within 60 days after completion of freight forwarding services.

Type B: Supply chain management

We also engage in supply chain management, which includes international trading and agent services. We provide international trading, which sells electronic products through both export and import, by exploiting its advantages in global supply chain services and networks. We fulfill our performance obligation by transferring products to the designated location. In accordance with our customary business practices, the delivery term is “Free on board” (“FOB”). Therefore, once the products are loaded on the board, the control of products has transferred. This type of revenue is recognized based on the product value specified in the contract at a point in time when the control of products has transferred. We consider itself the principal because it is in control of establishing the transaction price and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

In addition to international trading, we also provide agent services relates to export/import procedures, for example, application for duty-refund, customs brokerage services and so on. We fulfill our performance obligation by arranging export/import business for the customer, including but not limited to signing contracts with end customers on behalf of the customer and preparing customs brokerage and duty refund. This type of revenue is recognized over time based on the extent of progress towards completion of the agent services. We consider itself the agent because we are not primarily responsible for fulfilling the promise to provide the specified goods, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of international trading and agent services.

Type C: Other value-added services

We also provide customs brokerage services, and logistics-related software development services.

Customs brokerage services under Type C represents independent revenue stream, different from being one of the facilitating services of the freight forwarding services under Type A, nor the facilitating services of the agent services under Type B under which those services are bundled as one performance obligation. We fulfill our performance obligation by providing customs brokerage services only. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized over service period, usually within one day.

We also generate revenues from logistics-related software development services. We identify two performance obligations within the contract: the software development services and the maintenance services. The transaction price is allocated based on the stand-alone selling price for each type of service. We recognize software development services revenue over time in proportionate to the relative labor hours over the total budgeted hours of the project. We also promise to provide one-year maintenance service after the abovementioned software has been launched. We recognize maintenance services revenue over the service period of one year.

Contract assets and liabilities

In-transit freight with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Contract liabilities represents the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Our contract liabilities mainly consist of advance product payments from customers of international trading. We expect to recognize this balance as revenue over the next 12 months.

Contract costs

Contract costs consists of incremental costs of obtaining a contract with customers, for example, sales commissions. We elect to use the practical expedient, allowing to recognize the incremental costs of obtaining a contract as a cost or an expense when incurred if the amortization period, usually the contractual period, would have been one year or less.

Income taxes

We account for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely- than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. We  believe there were no uncertain tax positions as of December 31, 2020, 2021 and 2022, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining provision for income taxes. We did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021 and 2022.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xiaogang Geng	49	Founder, Chairman, Director and Chief Executive Officer
Dun Zhao	40	Director and Chief Marketing Officer
Feiyong Li	40	Independent Director
Steven Gu	44	Independent Director
Jian Wang	44	Independent Director
Lin Bao	49	Chief Financial Officer
Jianhong Huang	39	Chief Operating Officer

Mr. Xiaogang Geng has been our director since June 2022. He is also our chairman of the board of directors and chief executive officer. Mr. Geng is the founder of Jayud brand and has over 20 years of experience in logistics industry. Mr. Geng has also been serving as the executive director and general manager of Shaanxi Jiayuda Supply Chain Management Co., Ltd. since 2018, the supervisor of Shenzhen Jiayuda Trading Co., Ltd. since 2016, the executive director and general manager of Shenzhen Jayud Logistics Technology Co., Ltd. since 2015, the executive director and general manager of Shenzhen Jiayuda Customs Declaration Co., Ltd. since 2015, the executive director and general manager of Shenzhen Jiayuda Global Supply Chain Co., Ltd. since 2014, and the executive director and general manager of Shenzhen Jiayuda International Logistics Co., Ltd. since 2011. Mr. Geng previously served as the manager of custom affairs department of Yigao Semiconductor Equipments (Shenzhen) Co., Ltd. from 2003 to 2006 and as custom broker of Kras Semiconductor Assembly Equipment (Shenzhen) Co. Ltd. from 2000 to 2003. In 2016, Mr. Geng received an Executive M.B.A. Degree from HSBC Business School of Peking University in China. Mr. Geng has also been actively involved in charitable activities with a focus on public health and education. We believe that Mr. Geng is qualified to serve as our director based on his experience as our founder and in the supply chain industry.

Mr. Dun Zhao has served as our director and chief marketing officer since March 31, 2023. Mr. Zhao has been the overseas operations director of Shenzhen Jayud Logistics Technology Co., Ltd. since June 2021. He has extensive overseas living and working experience, and the passion for the global logistics industry. From 2014 to 2020, Mr. Zhao served as the deputy manager at a parking automation company, where he primarily managed his family businesses and ventures ranging from industrial manufacturing to real estate development. From 2008 to 2014, Mr. Zhao served as the marketing analyst at Blue Ocean Trading Corporation, a wholesale distributor of human hair products in Atlanta, and also invested in the beauty supply retailing business. During his studies in the U.K. from 2002 to 2007, Mr. Zhao was already assisting with his family business in the U.K., the U.S., Nigeria and Kenya from 2006 to 2007. He worked as a part-time marketing consultant of Comedic LLC, a human hair products distributor in London. Mr. Zhao received a Bachelor’s Degree in International Trade and English in 2005 and a Master’s degree in Marketing from University of Portsmouth in 2007. He finished Executive M.B.A. courses at HSBC Business School of Peking University in China from 2016 to 2018. We believe that Mr. Zhao is qualified to serve as our director based on his international vision, experience in marketing and extensive knowledge on the supply chain industry.

Mr. Feiyong Li has served as an independent director since March 31, 2023. Mr. Li has over ten years of experience in investment and financing projects in the securities market. Mr. Li has been serving as the investment manager at Koala Securities Limited since 2019. Mr. Li previously served as the general manager of Zen Corporate Consulting Limited from 2012 to 2021, where he focused on providing public relations processing services, listing consulting services, and corporate investment and financing services. From 2013 to 2020, Mr. Li also served as the chief investment officer of CNI Securities Group Limited, where he was responsible for project investment and financing. From 2009 to 2011, Mr. Li consecutively served as the investment consultant of Kingston Securities Limited and Guoyuan Securities Brokerage (Hong Kong) Limited. In 2021, Mr. Li received the Advanced Diploma in Business Studies from Windsor Management College in Singapore. He has been a licensed individual at Hong Kong Securities and Futures Commission since 2009. We believe that Mr. Li is qualified to serve as our director based on his experience in investment and financing.

Mr. Steven Gu has served as an independent director since March 31, 2023. Mr. Gu is both a licensed Certified Public Accountant, or CPA, in the state of Georgia and a New York registered attorney with more than 15 years of experience in tax and accounting. Mr. Gu has worked with businesses from startups to established middle-market corporations and Fortune 500 companies and he is currently a member of Georgia Asian Pacific American Bar Association, and Georgia Society of CPAs. He served as council member for Metro Atlanta Chamber of Commerce, and Technology Association of Georgia. From 2020 to 2022, Mr. Gu served as fractional chief financial officer for multiple companies including software-as-a-service technology and e-commerce sectors, where he navigated tax laws and accounting rules and coordinated with entrepreneurs. From 2015 to 2018, Mr. Gu worked in several local accounting firms before he started his own CPA practice. Mr. Gu previously worked in the M&A Tax Department at KPMG USA LLP from 2006 to 2014, where he worked on numerous deals including sell-side and buy-side M&A, leveraged buyouts, bankruptcy works, carve-out and IPOs. Mr. Gu received a Bachelor’s Degree in Law from China Southwestern University of Finance and Economics in 1999, a Master’s Degree in Professional Accountancy from West Texas A&M University in 2004 and a Master’s Degree in Tax Law from University of Florida in 2006. We believe that Mr. Gu is qualified to serve as our director based on his extensive accounting experience and tax law background.

Mr. Jian Wang has served as an independent director since March 31, 2023. Mr. Wang has been the executive director of China South City Group Huacaitong Digital Technology (Shenzhen) Co., Ltd. since 2021. Mr. Wang has over 20 years of working experience in the logistics industry and is proficient in the application of logistics technologies. He is familiar with business operation of inventory management, logistics management, warehousing management, and supply chain finance. Mr. Wang has expertise in cross-border e-commerce logistics, settlement and finance. Mr. Wang previously served as the vice president of eBao Network Technology Co., Ltd. from 2019 to 2022 and the vice general manager of the south China region at Cainiao Network Technology Co., Ltd. from 2017 to 2019. From 2001 and 2017, Mr. Wang served as the deputy head of the General Office, the head of the Regulations Division and the head of the reform office at Shenzhen Customs District. He received a Bachelor’s Degree in Economics from University of International Business and Economics in 2001 and an MBA Degree from University of Science and Technology of China in 2009. We believe that Mr. Wang is qualified to serve as our director based on his operational experience in the supply chain industry and his expertise in logistics technologies.

Ms. Lin Bao has served as our chief financial officer since October 2022. Ms. Bao has over 15 years of experience in accounting and auditing. Ms. Bao has been serving as the independent director of Cetus Capital Acquisition Corp. since January 31, 2023, and served as a chief financial officer of Eagsen, Inc. from 2020 to 2022. Before Eagsen, Inc. was set up, Ms. Bao served as a chief financial officer of Shanghai Eagsen Intelligent Co., Ltd. from 2019 to 2020. From 2018 to 2019, she served as a chief financial officer of Jufeel International Group. From 2015 to 2018, Ms. Bao worked as an independent consultant to provide accounting advisory services for China-based companies. She also served as a chief financial officer of Balintimes Online Media Ltd. from 2014 to 2015 in China. From 2011 to 2014, she served as the VP Finance of Cathay Forest Products Corp. During the three years from 2008 to 2011, Ms. Bao served as the corporate controller of Arehada Mining Ltd. and from 2008 to 2010, she concurrently served as the corporate controller of Changfeng Energy Inc. From 2005 to 2008, she worked as a senior auditor in Ernst & Young LLP in Toronto, Canada. From 1994 to 2000, Ms. Bao served as the account manager of China Tuhsu Sunry Development Co. Ltd. She received a Bachelor’s Degree in Accountancy from Concordia University in Montreal, Canada in 2004 and she graduated with a Bachelor’s Degree in Japanese from Beijing Second Foreign Language University in 1994. Ms. Bao is a CPA in the United States, a Canadian Chartered Professional Accountant and a CPA in Hong Kong.

Ms. Jianhong Huang has served as our chief operating officer since March 31, 2023. Ms. Huang is well experienced in the global logistics service industry and has accumulated extensive on-site knowledge from her work experience. She has been serving as the vice general manager of Shenzhen Jayud Logistics Technology Co., Ltd. since April 2015. She previously served as the manager of Shenzhen Qinhui Logistics Co., Ltd. from 2005 to 2008 and the operation supervisor of Dongguan Yihui Logistics Corporation from 2003 to 2005. Ms. Huang worked as a manager assistant in a toy manufacturer from 2002 to 2003. She graduated from Jiangxi Shangrao Education College with a major in computer application in 2001.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately RMB1.6 million (US$0.2 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Steven Gu, Mr. Feiyong Li, and Mr. Jian Wang, and is chaired by Mr. Steven Gu. Mr. Steven Gu, Mr. Feiyong Li, and Mr. Jian Wang satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Steven Gu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Feiyong Li, Mr. Steven Gu and Mr. Jian Wang, and is chaired by Mr. Jian Wang. Mr. Feiyong Li, Mr. Steven Gu and Mr. Jian Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Feiyong Li, Mr. Steven Gu, and Mr. Jian Wang, and is chaired by Mr. Feiyong Li. Mr. Feiyong Li, Mr. Steven Gu, and Mr. Jian Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Directors and officers generally owe fiduciary duties to our company, and not to our company’s individual shareholders. Our shareholders may not have a direct cause of action against our directors. Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director needs not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

By the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, our board of directors has the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Our directors are not subject to a term of office and will hold their offices until such time as their earlier death, resignation or removal. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us.

Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.

D.	Employees

As of December 31, 2022, we had 182 full time employees, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Function	As of December 31, 2022
	Number	% of Total Employees
Management	6	3.3%
Supply chain service department	12	6.6%
E-commerce service department	14	7.7%
Key account service department	15	8.2%
Operational department	49	26.9%
IT department	20	11.0%
Human resources department	6	3.3%
Financial department	18	9.9%
Sales and marketing department	42	23.1%

Total	182	100.0%

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment and confidentiality agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for 12 months after the termination of the employment, provided that we pay compensation equal to half a month’s salary.

We maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our current directors and executive officers; and

●	each person known to us to own beneficially 5% or more of our shares.

The calculations in the table below are based on 21,352,223 ordinary shares outstanding as of the date of this annual report, comprising of (i) 14,942,623 Class A ordinary shares, and (ii) 6,409,600 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

Directors and Executive Officers:*	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares) (1)	Percentage of total voting power (1) (2)

Xiaogang Geng(3)	—	6,409,600	30.0%	81.1%
Feiyong Li	—	—	—	—
Steven Gu	—	—	—	—
Jian Wang	—	—	—	—
Lin Bao	—	—	—	—
Dun Zhao(4)	500,000	—	2.3%	0.6%
Jianhong Huang(5)	3,600,000	—	16.9%	4.6%
All directors and executive officers as a group	4,100,000	6,409,600	49.2%	86.3%
Principal Shareholders:
Europa Investment Holding Limited(3)	—	6,409,600	30.0%	81.1%
Cassini Investment Holding Limited(6)	1,720,000	—	8.1%	2.2%
Tucana Investment Holding Limited(5)	3,600,000	—	16.9%	4.6%
Fornax Investment Holding Limited(7)	1,000,000	—	4.7%	1.3%

Notes:

*	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Based on 14,942,623 Class A ordinary shares and 6,409,600 Class B ordinary shares issued and outstanding as of the date of this annual report.

(2)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten (10) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Represents 6,409,600 Class B ordinary shares held of record by Europa Investment Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiaogang Geng. The registered address of Europa Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 500,000 Class A ordinary shares held of record by James Webb Holding Limited, a British Virgin Islands company wholly owned by Mr. Dun Zhao. The registered address of James Webb Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents 3,600,000 Class A ordinary shares held of record by Tucana Investment Holding Limited, a British Virgin Islands company wholly owned by Ms. Jianhong Huang. The registered address of Tucana Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)	Represents 1,720,000 Class A ordinary shares held of record by Cassini Investment Holding Limited, a British Virgin Islands company wholly owned by Ms. Xiaohua Jia, spouse of Mr. Xiaogang Geng. The registered address of Cassini Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)	Represents 1,000,000 Class A ordinary shares held of record by Fornax Investment Holding Limited, a British Virgin Islands company wholly owned by Mr. Yu Yi. The registered address of Fornax Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten (10) votes per share. We issued Class A ordinary shares in our initial public offering.

As of the date of this annual report, 800,000 of our issued and outstanding Class A ordinary shares were held by record holders in the United States, representing 3.7% of our total outstanding ordinary shares on an as-converted basis. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our knowledge, except as disclosed elsewhere in this annual report, we are not directly or indirectly owned or controlled by another corporation, any foreign government or any other natural or legal person, severally or jointly.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Purchases and/or provision of logistics services and products. For the years ended December 31, 2020, 2021 and 2022, we purchased logistics services, products and equipment amounting to RMB159.3 million, RMB193.0 million and RMB123.3 million (US$17.7 million), respectively, from certain related parties. For the years ended December 31, 2020, 2021 and 2022, we provided logistics services amounting to RMB28.6 million, RMB14.1 million and RMB2.5 million (US$0.4 million), respectively, to certain related parties.

Loans from certain directors, executive officers and principal shareholders. For the years ended December 31, 2020, 2021 and 2022, we borrowed loans amounting to nil, RMB6.2 million and RMB6.3 million (US$0.9 million), respectively, from certain of our directors, executive officers and principal shareholders. As of December 31, 2022, we had repaid all of such outstanding loans.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Other than disclosed in this annual report, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

As of December 31, 2022 and 2021, the balance of dividend payable was approximately RMB6.9 million (US$1.0 million) and RMB1.2 million respectively. In February 2022 and March 2022, our subsidiaries declared cash dividends in the amount of approximately RMB11.9 million (US$1.7 million). As of the date of this annual report, we have paid cash dividends of approximately RMB7.5 million (US$1.1 million) in total. We have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, under PRC laws and regulations, we are permitted to use the net proceeds of our initial public offering to provide funding to our PRC Subsidiaries only through loans or capital contributions. Subject to satisfaction of necessary registrations with government authorities and required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC Subsidiaries. We cannot assure you that we will be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they become due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.	Offering and Listing Details

See “—Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A ordinary shares have been listed on the Nasdaq Capital Market since April 21, 2023 under the symbol “JYD.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

Ordinary Shares

General. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Transfer Agent and Registrar. The transfer agent and registrar for our ordinary shares is Transhare Corporation.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our amended and restated articles of association.

Conversion. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary share into Class A ordinary share. In no event shall Class A ordinary share be convertible into Class B ordinary share. Any conversion of Class B ordinary shares into Class A ordinary shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class B ordinary share as a Class A ordinary share.

Voting Rights. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one (1) vote, and each Class B ordinary share shall be entitled to ten (10) votes, on all matters subject to a vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

A quorum required for a meeting of shareholders consists of at least one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third (1/3) of the votes attaching to all issued and outstanding shares of our company. An annual general meeting may (but shall not be obliged to) be held in each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than one-third (1/3) of our voting share capital. Advance notice of at least seven (7) calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds (2/3) of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any unissued shares.

Transfer of Shares. Subject to the restrictions of our amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing and in the usual or ordinary form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one Class of Shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three (3) calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) calendar days in any year as our board of directors may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. All or any of the special rights attached to any shares may, subject to the provisions of the Companies Act, be varied either with the written consent of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of an amount smaller than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Subject to the Companies Act and our amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, a statement of the shares held by each member, of the amount paid or agreed to be considered as paid, on the shares of each member, and of whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. We will perform the procedure necessary to immediately update the register of members to record and give effect to any issuance of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is modeled after companies law statutes of England and Wales but does not follow recent United Kingdom statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director needs not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles allow our shareholders holding in the aggregate not less than one-third of the aggregate number of votes attaching to all issued and outstanding shares of our company to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our articles do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an exempted Cayman company, we are not obliged by the Company Law to call shareholders’ annual general meetings. Our articles of association provides that we may (but shall not be obliged to) in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by an ordinary resolution.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our memorandum and articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they become due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts in the ordinary course of our business.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our special Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of PacGate Law Group, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

 PRC Taxation

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, in 2011, the SAT issued SAT Bulletin 45 (revised in 2018) to provide more guidance on the implementation of SAT Circular 82. In 2014, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises on the Basis of Their Actual Management Bodies that provides more guidance on the implementation of Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC tax resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in the Class A ordinary shares.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Jayud Global Logistics (Hong Kong) Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A ordinary shares by U.S. Holders (as defined below) that will hold our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), or holders that acquire ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in Class A ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Class A ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the Class A ordinary shares.

We are a corporation organized under the laws of the Cayman Islands. As such, we believe that we are properly classified as a non-U.S. corporation for U.S. federal income tax purposes. Under certain provisions of the Code and U.S. Treasury regulations, however, if pursuant to a plan (or a series of related transactions), a non-U.S. corporation (such as our company) acquires substantially all of the properties constituting a trade or business of a U.S. corporation or partnership, and after the acquisition 80% or more of the stock (by vote or value) of the non-U.S. corporation (excluding stock issued in a public offering related to the acquisition) is owned by former stockholder or partners of the U.S. corporation or partnership by reason of their holding stock or a capital or profits interest in the U.S. corporation or partnership, the non-U.S. corporation will be considered a U.S. corporation for U.S. federal income tax purposes. You are urged to consult your tax advisor concerning the income tax consequences of purchasing, holding or disposing of Class A ordinary shares if we were to be treated as a U.S. corporation for U.S. federal income tax purposes. The remainder of this discussion assumes that our company is treated as a non-U.S. corporation for U.S. Federal income tax purposes.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares, as described under “Taxation—People’s Republic of China Taxation”. If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A ordinary shares may be subject to tax in the PRC, as described under “Taxation—People’s Republic of China Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our taxable year ending December 31, 2023. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our taxable year ending December 31, 2023 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the Class A ordinary shares will be listed on the Nasdaq, which is a qualified exchange for these purposes. If the Class A ordinary shares are regularly traded, and the Class A ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A ordinary shares, if such Class A ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A ordinary shares and proceeds from the sale, exchange or redemption of Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our ordinary shares and warrants, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-269871) with the SEC to register the issuance and sale of our Class A ordinary shares in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31.

All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The revenue and expenses of our entities in the mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. In addition, the value of your investment in our Class A ordinary shares will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A ordinary shares will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China, as well as exchange between Renminbi and foreign currencies, require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of mainland China, controls the conversion of Renminbi into other currencies.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We incurred and recognized foreign currency exchange loss of RMB912,988, foreign currency exchange gain of RMB489,268, foreign currency exchange gain of RMB4,407,133 (US$632,791) in 2020, 2021, and 2022, respectively, as a result of changes in the exchange rate. We incurred and recognized foreign currency exchange loss of approximately RMB0.9 million, foreign currency exchange gain of approximately RMB0.5 million, foreign currency exchange gain of approximately RMB4.4 million (US$0.6 million) in 2020, 2021, and 2022, respectively, as a result of changes in the exchange rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Information pertaining to representative’s warrants is set forth in the Registration Statement under the section titled “Underwriting – Representative’s Warrants” which is incorporated herein by reference.

C.	Other Securities

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number No. 333-269871) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,352,223 Class A ordinary shares (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 102,223 Class A ordinary shares), at an initial offering price of US$4.00 per Class A ordinary share. Our initial public offering was completed in April 2023. The Benchmark Company, LLC acted as the representative of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on March 31, 2023. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$2.0 million, which included US$0.5 million in underwriting discounts and commissions for the initial public offering and approximately US$1.5 million in other costs and expenses for our initial public offering. We raised approximately US$3.4 million in net proceeds from the issuance of new shares from the initial public offering and partial exercise of over-allotment option. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We still intend to use the proceeds from our initial public offering as disclosed in the F-1 Registration Statement.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective due to three material weaknesses in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements, as of December 31, 2021 and 2022, and for the years ended December 31, 2020, 2021 and 2022, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; and (g) password management.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to (i) recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) establishing of an audit committee. In addition, we are in the process of (i) setting up formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; (3) enhance risk assessment procedures and system controls. See “Item 3. Key Information—D. Risk Factors – Risks Related to Our Business and Industry – If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than the remediation of material weaknesses as described above, there has been no change in our internal controls over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steven Gu, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website at https://ir.jayud.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accountant firm, since December 8, 2022, and Friedman LLP, our independent registered public accountant firm before December 8, 2022, for the periods indicated.

	For the years ended December 31,
	2020	2021	2022
(in thousands)	RMB	RMB	RMB	US$
Audit fees(1)	-	-	3,103.4	445.6

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In connection with our prior initial public offering, we engaged Friedman LLP (“Friedman”) on January 3, 2022, to audit our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021. Effective September 1, 2022, Friedman merged with Marcum LLP. On December 8, 2022, the audit committee of our board of directors approved the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as our independent registered public accounting firm.

Friedman’s reports on our financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Furthermore, during the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through December 8, 2022, in connection with Friedman’s audits on our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021, there were (i) no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such years, and (ii) no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Prior to the engagement of Marcum Asia, neither the Company nor anyone acting on the Company’s behalf consulted Marcum Asia with respect to any of the matters or reportable events set forth in Item 304(a)(1)(v) of Regulation S-K.

We provided Friedman with a copy of the above statements and requested that Friedman furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Friedman’s letter, dated May 15, 2023, to the SEC, regarding the disclosures herein under the heading “Change in Registrant’s Certifying Accountant” is filed as Exhibit 16.1 to this annual report.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. We have not relied on any home country practice exemption as of the date of this annual report. However, we may choose to follow certain home country practices in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Class A Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jayud Global Logistics Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Form F-1 filed on March 21, 2023 (File No. 333-269871))
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on March 16, 2023 (File No. 333-269871))
2.3*	Description of Securities
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Harney Westwood & Riegels
15.2*	Consent of PacGate Law Group
16.1*	Letter from Friedman LLP to the U.S. Securities and Exchange Commission dated May 15, 2023
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

Date: May 15, 2023

JAYUD GLOBAL LOGISTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jayud Global Logistics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jayud Global Logistics Limited and its Subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

May 15, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Jayud Global Logistics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jayud Global Logistics Limited and subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We served as the Company’s auditor during 2022. New York, New York

September 21, 2022

JAYUD GLOBAL LOGISTICS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2022
	RMB	RMB	US$
Assets
Current assets
Cash	40,266,725	27,939,170	4,011,597
Accounts receivable, net	87,545,391	30,913,334	4,438,637
Accounts receivable - a related party	26,154	1,676,016	240,648
Contract assets	3,203,033	4,460,046	640,388
Prepaid expenses and other current assets, net	28,551,387	12,210,990	1,753,294
Prepaid expenses - a related party	1,674,157	-	-
Total current assets	161,266,847	77,199,556	11,084,564

Non-current assets
Property and equipment, net	1,153,975	2,613,264	375,221
Intangible asset, net	920,908	757,959	108,830
Operating right-of-use assets, net	6,463,320	31,403,688	4,509,044
Deferred offering costs	898,870	6,326,130	908,326
Deferred tax assets	138,318	21,563	3,096
Refundable deposits	-	3,002,260	431,074
Prepayment for acquisition	-	3,596,823	516,444
Restricted cash	-	501,071	71,945
Total non-current assets	9,575,391	48,222,758	6,923,980

TOTAL ASSETS	170,842,238	125,422,314	18,008,544

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10,900,000	14,800,000	2,125,032
Current maturities of long-term borrowing	600,000	600,000	86,150
Loans payable - third parties	4,800,000	-	-
Loans payable - related parties	1,612,000	-	-
Loans payable - shareholders	2,560,000	-	-
Accounts payable - third parties	41,901,620	18,147,774	2,605,717
Accounts payable - related parties	60,978,653	7,425,184	1,066,132
Contract liabilities	7,851,588	1,989,310	285,632
Accrued expenses and other current liabilities	7,239,053	4,217,732	605,596
Other payables - related parties	1,881,145	2,477,658	355,750
Other payables - shareholders	1,314,602	6,980,836	1,002,331
Taxes payable	2,345,914	2,130,433	305,894
Operating lease liabilities - current	3,698,233	18,079,265	2,595,880
Total current liabilities	147,682,808	76,848,192	11,034,114

Non-current liabilities
Long-term borrowing	3,850,000	4,400,000	631,766
Operating lease liabilities – non-current	2,539,151	13,276,535	1,906,288
Total non-current liabilities	6,389,151	17,676,535	2,538,054

Total liabilities	154,071,959	94,524,727	13,572,168

Commitments and contingencies
Shareholders’ Equity
Class A Ordinary shares (par value of US$0.0001 per share;480,000,000 Class A ordinary shares authorized and 10,790,400 and 13,590,400 Class A ordinary shares issued and outstanding as of December 31, 2021, 2022, respectively.)*	6,880	8,830	1,268
Class B Ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2021 and 2022, respectively.)*	4,087	4,087	587
Additional paid in capital	13,190,206	72,691,813	10,437,328
Subscription receivable	-	(34,823,000)	(5,000,000)
Statutory reserves	2,447,862	4,651,141	667,826
Retained earnings (Accumulated deficit)	1,219,888	(9,025,668)	(1,295,935)
Accumulated other comprehensive income (loss)	18,600	(181,546)	(26,068)
Total Jayud Global Logistics Limited shareholders’ equity	16,887,523	33,325,657	4,785,006
Non-controlling interests	(117,244)	(2,428,070)	(348,630)
Total shareholders’ equity	16,770,279	30,897,587	4,436,376

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	170,842,238	125,422,314	18,008,544

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements

JAYUD GLOBAL LOGISTICS LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues	261,745,451	531,451,949	649,450,107	93,250,166
Revenues - related parties	28,587,482	14,141,548	2,541,486	364,915
Total Revenues	290,332,933	545,593,497	651,991,593	93,615,081

Cost of revenues	(110,032,969)	(318,046,475)	(491,762,767)	(70,608,903)
Cost of revenues - related parties	(159,273,345)	(193,046,047)	(122,842,712)	(17,638,158)
Total Cost of revenues	(269,306,314)	(511,092,522)	(614,605,479)	(88,247,061)

Gross profit	21,026,619	34,500,975	37,386,114	5,368,020

Operating expenses
Selling expenses	(6,272,901)	(8,956,522)	(16,032,550)	(2,302,006)
General and administrative expenses	(7,043,391)	(11,275,729)	(18,555,039)	(2,664,193)
Research and development expenses	(1,376,644)	(1,460,960)	(2,096,317)	(300,996)
Total operating expenses	(14,692,936)	(21,693,211)	(36,683,906)	(5,267,195)
Operating profit	6,333,683	12,807,764	702,208	100,825

Other income (expenses)
Other expenses, net	(87,504)	(11,599)	(205,903)	(29,564)
Foreign exchange gain (loss) , net	(912,988)	489,268	4,407,133	632,791
Financial expenses, net	(651,134)	(1,358,586)	(943,324)	(135,446)
Total other income (expenses), net	(1,651,626)	(880,917)	3,257,906	467,781

Income before income tax expense	4,682,057	11,926,847	3,960,114	568,606
Income tax expenses	(1,634,929)	(1,703,179)	(2,582,217)	(370,763)
Net income	3,047,128	10,223,668	1,377,897	197,843
Less: Net loss attributable to non-controlling interests	(15,309)	(81,640)	(2,510,826)	(360,513)
Net income attributable to the Jayud Global Logistics Limited’s ordinary shareholders	3,062,437	10,305,308	3,888,723	558,356

Net income	3,047,128	10,223,668	1,377,897	197,843
Foreign currency translation adjustment, net of tax	11,615	10,158	(200,146)	(28,738)
Total comprehensive income	3,058,743	10,233,826	1,177,751	169,105
Less: total comprehensive loss attributable to non-controlling interest	(15,309)	(81,640)	(2,510,826)	(360,513)
Total comprehensive income attributable to Jayud Global Logistics Limited’s ordinary shareholders	3,074,052	10,315,466	3,688,577	529,618

Net income per share
Basic and diluted	0.18	0.60	0.22	0.03
Weighted average shares
Basic and diluted	17,200,000	17,200,000	18,071,233	18,071,233

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders’	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	10,790,400	6,880	6,409,600	4,087	12,831,938	-	645,259	(9,145,254)	(3,173)	4,339,737	(62,027)	4,277,710
Provision for statutory reserve	-	-	-	-	-	-	823,564	(823,564)	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	3,062,437	-	3,062,437	(15,309)	3,047,128
Dividend distribution	-	-	-	-	-	-	-	(1,200,000)	-	(1,200,000)	-	(1,200,000)
Foreign currency translation	-	-	-	-	-	-	-	-	11,615	11,615	-	11,615
Balance as of December 31, 2020	10,790,400	6,880	6,409,600	4,087	12,831,938	-	1,468,823	(8,106,381)	8,442	6,213,789	(77,336)	6,136,453
Provision for statutory reserve	-	-	-	-	-	-	979,039	(979,039)	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	10,305,308	-	10,305,308	(81,640)	10,223,668
Capital injection	-	-	-	-	400,000	-	-	-	-	400,000	-	400,000
Acquisition of non-controlling interest	-	-	-	-	(41,732)	-	-	-	-	(41,732)	41,732	-
Foreign currency translation	-	-	-	-	-	-	-	-	10,158	10,158	-	10,158
Balance as of December 31, 2021	10,790,400	6,880	6,409,600	4,087	13,190,206	-	2,447,862	1,219,888	18,600	16,887,523	(117,244)	16,770,279
Provision for statutory reserve	-	-	-	-	-	-	2,203,279	(2,203,279)	-	-	-	-
Net income (loss)	-	-	-	-	-	-		3,888,723	-	3,888,723	(2,510,826)	1,377,897
Issuance of new shares to third party investors	2,000,000	1,393	-	-	34,821,607	(34,823,000)	-	-	-	-	-	-
Issuance of new shares to service providers	800,000	557	-	-	-	-	-	-	-	557	-	557
Capital injection	-	-	-	-	24,680,000		-	-	-	24,680,000	-	24,680,000
Capital injection by non-controlling interest	-	-	-	-	-	-	-	-	-	-	200,000	200,000
Dividend distribution	-	-	-	-	-	-	-	(11,931,000)	-	(11,931,000)	-	(11,931,000)
Foreign currency translation	-	-	-	-	-	-	-	-	(200,146)	(200,146)		(200,146)
Balance as of December 31, 2022	13,590,400	8,830	6,409,600	4,087	72,691,813	(34,823,000)	4,651,141	(9,025,668)	(181,546)	33,325,657	(2,428,070)	30,897,587
Balance as of December 31, 2022 (US$)	13,590,400	1,268	6,409,600	587	10,437,328	(5,000,000)	667,826	(1,295,935)	(26,068)	4,785,006	(348,630)	4,436,376

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,047,128	10,223,668	1,377,897	197,843
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubtful accounts	216,405	442,543	938,209	134,710
Depreciation and amortization	878,988	688,866	848,664	121,854
Amortization of operating lease right-of-use asset	3,205,424	3,498,048	10,933,292	1,569,838
Losses from disposal of property and equipment	10,392	52,663	(13,076)	(1,876)
Deferred tax (benefits)/expenses	(1,002,390)	864,072	116,755	16,764
Changes in operating assets and liabilities
Accounts receivable, net	5,006,669	(53,592,329)	55,931,552	8,030,835
Accounts receivable - related parties	(682,052)	2,788,565	(1,649,862)	(236,893)
Contract assets	(159,475)	(2,609,559)	(1,257,013)	(180,486)
Prepaid expenses and other current asset, net	(2,567,994)	(21,756,319)	10,069,570	1,445,825
Prepaid expenses - related parties	-	(1,674,157)	1,674,157	240,381
Refundable deposits	-	-	(3,002,260)	(431,074)
Accounts payable	628,951	22,083,942	(23,753,846)	(3,410,655)
Accounts payable - related parties	6,172,032	39,435,858	(53,553,469)	(7,689,382)
Contract liabilities	1,833,468	5,943,100	170,846	24,531
Accrued expenses and other current liabilities	744,214	2,884,200	(3,021,321)	(433,811)
Others payable - shareholders	(213,302)	(659,832)	(71,266)	(10,233)
Tax payable	1,616,662	(792,044)	(215,481)	(30,940)
Operating lease liabilities	(3,235,059)	(3,532,276)	(10,755,243)	(1,544,273)
Other long-term liabilities	(180,338)	(49,427)	-	-
Net cash provided by (used in) operating activities	15,319,723	4,239,582	(15,231,895)	(2,187,042)

Cash flows from investing activities:
Prepayment for acquisition	-	-	(3,596,823)	(516,444)
Purchase of property, equipment and intangible asset	(155,102)	(634,871)	(2,150,431)	(308,768)
Proceeds from disposal of property and equipment	-	-	18,500	2,656
Net cash used in investing activities	(155,102)	(634,871)	(5,728,754)	(822,556)

Cash flows from financing activities:
Proceeds from short-term borrowings	10,710,000	18,000,000	18,000,000	2,584,499
Proceeds from a long-term borrowing	-	5,000,000	5,000,000	717,916
Repayments of short-term borrowings	(10,000,000)	(14,810,000)	(14,100,000)	(2,024,524)
Repayment of a long-term borrowing	-	(550,000)	(4,450,000)	(638,946)
Proceeds from loans provided by shareholders	-	6,245,000	6,295,383	903,912
Proceeds from loans provided by related parties	1,385,675	2,100,000	500,000	71,792
Loans repayment to shareholders	-	(3,685,000)	(8,855,383)	(1,271,485)
Loans repayment to related parties	(1,385,675)	(500,000)	(2,112,000)	(303,248)
Proceeds from loans provided by third parties	7,621,342	4,800,000	5,631,457	808,583
Loans repayment to third parties	(6,235,987)	(1,385,355)	(10,431,457)	(1,497,783)
Proceeds from shareholder’s contribution	-	400,000	24,680,000	3,543,635
Payments for deferred offering costs	-	(898,870)	(5,426,702)	(779,184)
Dividend payment	(1,350,000)	-	(6,193,500)	(889,283)
Capital injection by a non-controlling interest	-	-	200,000	28,717
Others payable - related parties	3,042,583	(1,769,615)	596,513	85,649
Net cash provided by financing activities	3,787,938	12,946,160	9,334,311	1,340,250

Effect of exchange rate changes	11,615	10,158	(200,146)	(28,738)

Net increase (decrease) in cash and cash equivalents and restricted cash	18,964,174	16,561,029	(11,826,484)	(1,698,086)

Cash at beginning of the year	4,741,522	23,705,696	40,266,725	5,781,628
Total cash and cash equivalents and restricted cash at the end of the year	23,705,696	40,266,725	28,440,241	4,083,542
Cash and cash equivalents at end of the year	23,705,696	40,266,725	27,939,170	4,011,597
Restricted cash at end of the year	-	-	501,071	71,945
Supplemental disclosure of cash flow information:
Interest expense paid	533,982	1,046,305	781,143	361,457
Income tax paid	1,187,085	1,773,998	2,517,405	112,159

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	6,200,864	3,603,273	35,873,660	5,150,857
Dividend distribution included in Others payable - shareholders	-	-	6,937,500	996,109
Issuance of new shares with consideration receivable	-	-	34,823,000	5,000,000
Issuance of new shares in exchange of services	-	-	557	80

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Organization

Jayud Global Logistics Limited (“Jayud” or the “Company”) was incorporated in the Cayman Islands on June 10, 2022 under the Cayman Islands Companies Act. The Company through its consolidated subsidiaries (collectively, the “Group”) is principally engaged in the freight forwarding and trading based in the People’s Republic of China (“PRC” or “China”).

As of December 31, 2022, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all owned by the Company through equity investment.

Entity	Controlled by	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Jayud Global Logistics (HongKong) Limited (“JYD HK”)	Jayud	June 24, 2022	Hong Kong	100%	Wholly foreign owned enterprise
Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”)	JYD HK	July 23, 2015	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da International Logistics Co., Ltd. (“JYD SZGJHY”)	JYD WLKJ	June 19, 2011	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”)	JYD WLKJ	September 18, 2009	PRC	100%	International trading
Xuchang Jayud Supply Chain Management Co., Ltd (“JYD XC”)	JYD WLKJ	May 6, 2021	PRC	100%	Freight forwarding
Shenzhen Jiayuda Customs Declaration Co., Ltd. (“JYD BG”)	JYD WLKJ	September 14, 2015	PRC	100%	Customs brokerage
Shenzhen XIN YU Xiang Import & Export Co., Ltd. (“JYD XYX”)	JYD WLKJ	October 26, 2011	PRC	100%	Agent service
Shenzhen Jiayuda Global Supply Chain Co., Ltd. (“JYD HQ”)	JYD WLKJ	April 23, 2014	PRC	100%	Freight forwarding
Shenzhen Jiayuda E-Commerce Technology Co., Ltd (“JYD DS”)	JYD WLKJ	April 1, 2014	PRC	100%	Freight forwarding
Nanjing Jiayuda Logistics Co., Ltd. (“JYD NJWL”)	JYD WLKJ	February 12, 2018	PRC	100%	Freight forwarding
Shaanxi Jia Yuda Supply Chain Management Co., Ltd. (“JYD SXGYL”)	JYD WLKJ	March 27, 2018	PRC	100%	Freight forwarding
Cargo Link Company Limited (“JYD SHWL”)	JYD WLKJ	November 10, 2021	PRC	51%	Freight forwarding
Sky Pacific Logistics HK Company Limited (“TPYHK”)	JYD HQ	March 2, 2016	Hong Kong	67%	Agent service
Hongkong Jayud International Logistics Company Limited (“JYD HKGJHY”)	JYD HK	December 31, 2017	Hong Kong	100%	Agent service
Shenzhen Jayud Yuncang Technology Co., Ltd. (“JYD YCKJ”)	JYD WLKJ	July 25, 2022	PRC	52%	Warehousing

(b)	Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) under the laws of Hong Kong, PRC, as its direct wholly-owned subsidiary, on June 24, 2022. In September 2022, JYD HK directly invested in JYD WLKJ as its direct wholly-owned subsidiary.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont.)

(b)	Reorganization (cont.)

Due to the fact that the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in September 2022, as described above, the reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

The Company and its subsidiaries resulting from the reorganization have always been under the common control of the same controlling shareholders before and after the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

(c)	Changes of non-controlling interests

In October 2021, JYD WLKJ set up JYD SHWL with non-controlling shareholders and obtained 51% equity interest of JYD SHWL. (Note 2(x))

In November 2021, the Company acquired 33% non-controlling interests of JYD HKGJHY from Cargo Link Logistics HK Company Limited. (Note 2(x))

In July 2022, JYD WLKJ set up JYD YCKJ with a non-controlling shareholder and obtained 52% equity interest of JYD YCKJ. (Note 2(x))

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(c)	Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to revenue recognition, allowance for doubtful accounts, useful lives and impairment of long-lived assets, discount rate used in operating lease right-of-use assets, deferred income taxes, uncertain tax position and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Foreign currencies and foreign currency translation

The functional and reporting currency of the Group is Renminbi (“RMB”). The Company’s operating subsidiaries in China and Hong Kong use their respective currencies RMB and Hong Kong Dollar (“HKD”) as their functional currencies.

The financial statements of Hong Kong entities are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the years for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency other than RMB is translated at the historical rate of exchange at the time of capital contribution.

Translation adjustments arising from these are reported as foreign currency translation adjustments RMB11,615, RMB10,158 and RMB200,146 (US$28,738) for the years ended December 31, 2020, 2021 and 2022, respectively and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing the index rates stipulated by the Bank of China:

HKD against RMB	December 31, 2020	December 31, 2021	December 31, 2022
Year-end spot rate	HKD1=RMB0.8504	HKD1=RMB0.8168	HKD1=RMB0.8899
Average rate	HKD1=RMB0.8928	HKD1=RMB0.8327	HKD1=RMB0.8578

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains or losses on the consolidated statements of income and comprehensive income. The Group incurred and recognized foreign currency exchange loss of RMB912,988 for the years ended December 31, 2020 and foreign currency exchange gain of RMB489,268 and RMB4,407,133(US$632,791) for the years ended December 31, 2021 and 2022, respectively, as a result of changes in the exchange rate.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(e)	Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB6.9646 on December 31, 2022, representing the middle rate as set forth in the statistical release of the Bank of China as of December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(f)	Segment information

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC (“Accounting Standard Codification”) 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has determined that there is only one reportable operating segment since all types of the services provided and products delivered are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM.

(g)	Cash and Restricted Cash

Cash consists of cash on hand and cash in bank. The Group maintains cash with various financial institutions primarily in China. As of December 31, 2021 and 2022, balances of cash were RMB40,266,725 and RMB27,939,170 (US$4,011,597), respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted cash represents Demand Bank Guarantee for an international express company. Under the Demand Bank Guarantee, the Company need to deposit RMB500,000 into the bank account in the Bank of China and the cash deposited is restricted for use to make the payments to the international express company under the two-year Air Freight Agency Agreement between the Company and the express company. The term of the Demand Bank Guarantee is from March 2022 to January 2024. Therefore, the restricted cash is treated as non-current assets.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(h)	Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days.

Provision for doubtful accounts is recognized when reasonable and supportable forecasts affect the expected collectability. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability such as the age of the amounts due, consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. The Group established standards and policies for reviewing major account exposures and concentrations of risk.

The allowance for doubtful accounts as of December 31, 2021 and 2022 was RMB682,905 and RMB1,185,328 (US$170,193), respectively.

(i)	Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives with an estimated residual value of the assets as follows:

Category.	Estimated useful lives
Motor vehicles	4 - 5 years
Electronic equipment	1 - 5 years
Machinery	5 years
Other equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(j)	Intangible asset, net

Intangible asset is carried at cost less accumulated amortization and any recorded impairment. The intangible assets of the Group mainly represent the software for operating activities. Intangible asset is amortized using the straight-line basis over the estimated useful live of the asset as follows:

Category	Estimated useful lives
Software	5 - 10 years

(k)	Refundable deposits

Refundable deposits represents the deposits made for long-term leases. These deposits are interest free and will be refunded at the end of the lease. Since the leases have the term over one year, these deposits are classified as long term assets.

(l)	Prepayment for acquisition

The prepayment for acquisition is the payment made to acquire a business. These amounts are refundable if the acquisition is not successfully completed. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of December 31, 2022, no allowance was deemed necessary. The Company expects to finish its acquisition by the middle of 2023.

(m)	Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

(n)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. No impairments of long-lived assets were recognized as of December 31, 2021 and 2022.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o)	Fair value measurement

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820’’). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of December 31, 2021 and 2022, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p)	Revenue recognition

Substantially all of the Group’s revenues are from contracts associated with freight forwarding services domestically and internationally. Additionally, the Group provides supply chain management to customers, by exploiting its advantages in global supply chain services.

The following table identifies the disaggregation of the Group’s revenue for the years ended December 31, 2020, 2021 and 2022, respectively:

Revenue	FY 2020		FY 2021		FY 2022
Categories	(RMB)%		(RMB)%		(RMB)	(US$)%
Type A: Freight forwarding services	243,607,373	83.91%	488,036,905	89.46%	577,567,025	82,928,959	88.6%
- Integrated cross-border logistics	210,794,731	72.61%	390,229,299	71.53%	444,335,722	63,799,174	68.2%
- Fragmented logistics	32,812,642	11.30%	97,807,606	17.93%	133,231,303	19,129,785	20.4%
Type B: Supply chain management	43,966,498	15.14%	53,531,895	9.81%	69,022,899	9,910,533	10.6%
- International trading in relation to supply chain management	41,985,512	14.46%	52,974,861	9.71%	68,878,594	9,889,813	10.6%
- Agent services	1,980,986	0.68%	557,034	0.10%	144,305	20,720	0.0%
Type C: Other services	2,759,062	0.95%	4,024,697	0.73%	5,401,669	775,589	0.8%
- Customs brokerage	2,566,570	0.88%	2,750,027	0.50%	4,098,297	588,447	0.6%
- Software development	192,492	0.07%	1,274,670	0.23%	1,303,372	187,142	0.2%
Total	290,332,933	100.00%	545,593,497	100.00%	651,991,593	93,615,081	100.0%

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2020, 2021 and 2022, respectively.

	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2022
	RMB	RMB	RMB	US$
Point in time	43,966,498	53,531,895	71,448,443	10,258,801
Over time	246,366,435	492,061,602	580,543,150	83,356,280
Total revenue	290,332,933	545,593,497	651,991,593	93,615,081

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p)	Revenue recognition (cont.)

Type A: Freight forwarding services

The Group primarily engages in freight forwarding services, including freight services and facilitating services such as customs brokerage services, warehousing services, packaging services and so on. For freight services, the Group fulfils its performance obligation by transporting freights from the origin to the destination, both are specified by customers, via air freight, ocean freight, and land freight. The Group considers that there is only one performance obligation as the customer cannot benefit from the facilitating services on its own but be bundled with the freight services since the customer’s purpose for entering into this contract is to transport goods from the origin to the destination. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized over time based on the extent of progress towards completion of the performance obligation. The Group adopts the output method, which is based on the transit time period, to measure progress.

For warehousing services, such as labeling, packaging, loading and unloading service, the customer can benefit from each service provided and the promise to transfer the service is separately identifiable. Each service represents a standalone performance obligation. The Group is entitled to receive the service fees after it provides services to its customers. For storage services, the Company normally charges monthly or daily. Therefore, the revenue from storage services is divided into two categories by timing of revenue recognition: 1. point in time for daily storage services. 2. over time across the service period for monthly storage services.

The Group considers itself the principal for transactions that it is in control of establishing the transaction price, and it is responsible for managing all aspects of the shipments process and taking the risk of loss for delivery. Therefore, such revenues are reported on a gross basis.

For certain contracts, the Group considers itself the agent for transactions that it cooperates with third-party carriers to arrange freight services. Third-party carriers signed the contracts with customers and were in control of establishing the transaction price, and were responsible for fulfilling the promise to provide freight services. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of freight forwarding services.

Type B: Supply chain management

The Group also engages in supply chain management, which includes international trading and agent services. The Group provides international trading, which sells electronic products through both export and import, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by transferring products to the designated location. In accordance with the Company’s customary business practices, the delivery term is “Free on board” (“FOB”). Therefore, once the products are loaded on the board, the control of products has transferred. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized based on the product value specified in the contract at a point in time when the control of products has transferred. The Group considers itself the principal because it is in control of establishing the transaction price and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p)	Revenue recognition (cont.)

Type B: Supply chain management (cont.)

In addition to international trading, the Group also provides agent services relates to export/import procedures, for example, application for duty-refund, customs brokerage services and so on. The Group fulfils its performance obligation by arranging export/import business for the customer, including but not limited to signing contracts with end customers on behalf of the customer and preparing customs brokerage and duty refund. This type of revenue is recognized over time based on the extent of progress towards completion of the agent services. The Group considers itself the agent because the Group is not primarily responsible for fulfilling the promise to provide the specified goods, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of international trading and agent services.

Type C: Other value-added services

The Group also provides customs brokerage services, and logistics-related software development services.

Customs brokerage services under Type C represents independent revenue stream, different from being one of the facilitating services of the freight forwarding business under Type A, or the facilitating services of the agent services under Type B under which those services are bundled as one performance obligation. The Group fulfils its performance obligation by providing customs brokerage services only. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized over service period, usually within one day.

The Group also generates revenues from logistics-related software development services. The Group identifies two performance obligations within the contract: the software development services and the maintenance services. The transaction price is allocated based on the stand-alone selling price for each type of service. The Group recognizes software development services revenue over time in proportionate to the relative labor hours over the total budgeted hours of the project. The Group also promises to provide one-year maintenance service after the above mentioned software has been launched. The Group recognizes maintenance services revenue over the service period of one year.

Contract assets and liabilities

In-transit freight with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Contract liabilities represents the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers of international trading. The Group expects to recognize this balance as revenue over the next 12 months.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p)	Revenue recognition (cont.)

Contract assets and liabilities (cont.)

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2020	2021	2022
	RMB	RMB	RMB	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:	75,020	1,908,488	7,851,588	1,231,486

Contract assets were RMB3,203,033 and RMB4,460,046 (US$640,388) as of December 31, 2021 and 2022, respectively. Contract liabilities related to advance payments from customers were RMB7,851,588 and RMB1,989,310 (US$285,632) as of December 31, 2021 and 2022, respectively.

Contract costs

Contract costs consists of incremental costs of obtaining a contract with customers, for example, sales commissions. The Group elects to use the practical expedient, allowing to recognize the incremental costs of obtaining a contract as a cost or an expense when incurred if the amortization period, usually the contractual period, would have been one year or less.

(q)	Cost of revenues

Cost of revenues consist primarily of (i) cost of freight charges, (ii) cost of purchase for international trading, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnity paid to carriers and (vii) cost of wareshouse lease. Cost of freight charges consists of (i) airfreight/ocean freight/land freight charges, (ii) delivery fees, and (iii) other service fees.

(r)	Selling expenses

Selling expenses mainly consist of (i) employee payroll and commission, (ii) advertising and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions.

(s)	Advertising expenses

Advertising costs amounted to RMB529,816, RMB598,605 and RMB2,724,575 (US$391,203) for the years ended December 31, 2020, 2021 and 2022, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.

(t)	General and administrative expenses

General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees, and (iii) other corporate expenses.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(u)	Research and development expenses

Research and development expenses mainly consist of (i) employee payroll, (ii) lease expenses, and (iii) depreciation expense for experimental facilities and other daily expenses related to the Group’s research and development activities.

(v)	Financial expenses, net

Financial expenses, net mainly consist of (i) interest expenses, (ii) foreign exchange gain or loss, and (iii) bank charges. The Group incurred interest expenses of RMB533,982, RMB1,046,305 and RMB795,144 (US$114,169) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group incurred foreign exchange loss of RMB912,988 for the year ended December 31, 2020 and foreign exchange gain of RMB489,268 and RMB4,407,133 (US$632,791) for the years ended December 31, 2021 and 2022, respectively.

(w)	Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. For the year ended December 31, 2020, 2021 and 2022, the Group has incurred and deferred nil, RMB898,870 and additional RMB5,427,260 (US$779,264) of deferred offering costs, respectively.

(x)	Non-controlling interests

On June 13, 2017, JYD HQ entered into an equity investment agreement with Mr. Mak Chun Pong, the shareholder of TYPHK, to acquire 67% of equity interest in TYPHK with HKD 6,781. Since the Group retains the control of TYPHK, the remaining 33% of equity interest in TYPHK from the other shareholder, Cargo Link Logistics HK Company Limited, was accounted for as non-controlling interest.

On October 30, 2021, JYD WLKJ entered into a joint venture agreement with Cargo Link Logistics HK Company Limited and Ms. Zheng Yan, to set up JYD SHWL. Since the Group retains control of JYD SHWL, the remaining 44% of equity interest from Cargo Link Logistics HK Company Limited and 5% of equity interest from Ms. Zheng Yan in JYD SHWL were accounted for as non-controlling interests.

In November 2021, the Company acquired 33% non-controlling interests of JYD HKGJHY from Cargo Link Logistics HK Company Limited at the consideration of nil. The non-controlling interest was HKD 47,844 at the date of acquisition. Upon completion of the acquisition, the Company acquired 100% equity interest of JYD HKGJHY. Changes in controlling ownership interest that do not result in a loss of control of the subsidiary are accounted for in accordance with ASC 810. Any difference between the consideration paid by the parent to a non-controlling interest shareholder and the adjustment to the carrying amount of the non-controlling interest in the subsidiary is recognized directly in equity (i.e. additional paid-in capital) and attributable to the controlling interest.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(x)	Non-controlling interests (cont.)

In July 2022, JYD WLKJ entered into a joint venture agreement with Mr. He Pengtao, to set up JYD YCKJ. Since the Group retains control of JYD YCKJ, the the remaining 48% of equity interest in JYD YCKJ from Mr. He Pengtao was accounted for as non-controlling interest.

As of December 31, 2021 and 2022, the balance of non-controlling interest is as following.

Entity	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
TYPHK	(62,187)	(72,220)	(10,370)
JYD SHWL	(55,057)	(890,560)	(127,869)
JYD YCKJ	-	(1,465,290)	(210,391)
Total	(117,244)	(2,428,070)	(348,630)

(y)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as costs and expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB334,896, RMB1,187,520 and RMB2,170,805 (US$311,691) for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the outstanding social insurance plan contributions payable were RMB25,319 and RMB20,960 (US$3,010), respectively.

(z)	Leases

The Company adopted ASC 842 on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are short-term lease and not recognized as operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(z)	Leases (cont.)

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the operating lease right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

(aa)	Income taxes

The Group accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period.

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“Temporary differences”).

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those Temporary differences are expected to be recovered or settled. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled, based on rates enacted or substantively enacted at the end of the reporting period. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(aa)	Income taxes (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. The Group believes there were no uncertain tax positions as of  December 31, 2020, 2021 and 2022, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020, 2021 and 2022.

(ab)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Group reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Income.

The PRC VAT rate is 0%, 1%, 6% and 9% for taxpayers providing logistics services and 13% for product sales for the years ended December 31, 2020, 2021 and 2022.

The Notice of Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on the Adjustment to VAT Rates, promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which was promulgated by MOF, SAT and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019, where (i) for VAT taxable sales or imports of goods originally subject to value-added tax rates of 16%, such tax rates shall be adjusted to 13%; (ii) for the exported goods originally subject to a tax rate of 16% and an export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ac)	Share-based compensation

The Group grants shares (“Share-based Awards”) to external consultants in exchange for services provided and accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation. Share-based awards are measured at the grant date fair value of the shares granted. For shares with performance conditions, the Group would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive Share-based Awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Group for accounting purposes.

(ad)	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS.

Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2020, 2021 and 2022, there was no dilution impact.

(ae)	Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(af)	Statutory reserves

The Company’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by corresponding PRC subsidiaries in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. For the years ended December 31, 2020, 2021 and 2022, statutory reserve provided were RMB823,564, RMB979,039 and RMB2,203,279 (US$316,354), respectively.

(ag)	Contingencies

From time to time, the Group may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against the Group that, if adversely determined, would in the Group’s management’s judgment have a material adverse effect on the Group.

(ah)	Concentration of risks

Concentration of Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality. As of December 31, 2021 and 2022, RMB35,463,754 and RMB27,832,171 (US$3,996,229) of the Group’s cash were on deposit at financial institutions in the PRC, respectively.

The Group has a concentration of its account receivables and revenues with specific customers. As of December 31, 2021, three customers accounted for 20.7%, 14.8% and 10.2% of accounts receivable, respectively. As of December 31, 2022, two customers each accounted for 13.0% of accounts receivable, respectively. For the year ended December 31, 2020, three customers accounted for approximately 17.9%, 15.7% and 10.7% of the total revenue, respectively. For the year ended December 31, 2021, one customer accounted for approximately 13.1% of the total revenue. For the year ended December 31, 2022, two customers accounted for approximately 18.0% and 11.3% of the total revenue, respectively.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ah)	Concentration of risks (cont.)

Concentration of Credit Risks (cont.)

The Group also has a concentration of its account payables and purchases with specific suppliers. As of December 31, 2021, two suppliers accounted for 59.1% and 11.4% of the total accounts payable balance, respectively. As of December 31, 2022, two suppliers accounted for 28.1% and 12.8% of the total accounts payable balance, respectively. For the years ended December 31, 2020 and 2021, one supplier accounted for 58.0% and 36.4% of the total purchases, respectively. For the year ended December 31, 2022, two suppliers accounted for 20% and 19.8% of the total purchases, respectively.

Foreign Exchange Risk

The Groups’ operations are primarily in China. The reporting currency is denominated in RMB. The Group is exposed to currency risk primarily through sales and purchases which give rise to receivables, payables and cash balances that are denominated in currencies other than the functional currency of the operations to which the transactions relate. Thus, revenues and results of operations may be impacted by exchange rate fluctuations between RMB and U.S. dollars.

(ai)	Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Further, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2021-02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU No. 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU No. 2016-13 from January 1, 2023. The Group is in the process of evaluating the impacts the standards will have on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Accounts receivable	88,228,296	32,098,662	4,608,830
Allowance for doubtful accounts	(682,905)	(1,185,328)	(170,193)
Total accounts receivable, net	87,545,391	30,913,334	4,438,637

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Beginning balance	240,199	682,905	98,054
Addition	442,706	700,505	100,580
Write off	-	(198,082)	(28,441)
Ending balance	682,905	1,185,328	170,193

The Group recorded bad debt expenses of RMB71,718, RMB442,706 and RMB700,505 (US$100,580) for the years ended 2020, 2021 and 2022, respectively. For the year ended December 31, 2022, the Group had written off RMB198,082 (US$28,441) in bad debt.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Advances to suppliers (a)	20,578,203	2,222,046	319,049
Tax refund (b)	7,931,578	1,924,536	276,331
Deposits (c)	1,952,388	6,238,305	895,716
Other receivables (d)	2,833,783	2,063,807	296,328
	33,295,952	12,448,694	1,787,424
Allowance of doubtful accounts	(4,744,565)	(237,704)	(34,130)

Total prepaid expenses and other receivables, net	28,551,387	12,210,990	1,753,294

(a)	The balance mainly represents the advance payments made chartered airlines freight services and rent.

(b)	The balance mainly represents the tax refund JYD SM entitled from international trading business. Jayud has recorded a full allowance for the portion with doubt of collection.

(c)	The balance mainly represents the current operational deposits for lease and cargo space reservation to vendors. The significant increase was mainly due to the business growth of our freight forwarding services provided.

(d)	The balance mainly represents the customs or fees that Jayud paid on behalf of customers and advances to employees.

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Beginning balance	4,744,728	4,744,565	681,240
Addition	-	237,704	34,130
Reverse	(163)	-	-
Write off	-	(4,744,565)	(681,240)
Ending balance	4,744,565	237,704	34,130

The Group recorded bad debt expenses of RMB144,687, RMB nil and RMB237,704(US$34,140) for the years ended December 31, 2020, 2021 and 2022, respectively. For the year ended December 31, 2022, the Group had write off RMB4,744,565 (US$681,240) in bad debt since after all collection efforts have been exhausted.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Motor vehicles	1,428,587	1,538,213	220,862
Electronic equipment	1,255,203	1,783,988	256,151
Machinery	117,656	1,119,594	160,755
Other equipment	639,424	1,041,034	149,473
Subtotal	3,440,870	5,482,829	787,241
Less: accumulated depreciation	(2,286,895)	(2,869,565)	(412,020)
Property and equipment, net	1,153,975	2,613,264	375,221

Depreciation expense was RMB754,302, RMB545,048 and RMB685,714 (US$98,457) for the years ended December 31, 2020, 2021 and 2022, respectively.

6.	INTANGIBLE ASSETS, NET

Intangible asset, net consisted of the following:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Software	1,438,174	1,438,175	206,498
Less: accumulated depreciation	(517,266)	(680,216)	(97,668)
Intangible asset, net	920,908	757,959	108,830

Amortization expense was RMB124,686, RMB143,818 and RMB162,950 (US$23,397) for the years ended December 31, 2020, 2021 and 2022, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of short-term borrowings consists of the following:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
China Construction Bank Shenzhen Shangbu Branch (a)	7,900,000	-	-
Industrial and Commercial Bank of China (b)	3,000,000	3,000,000	430,750
Shenzhen Futian Yinzuo Rural Bank(c)	-	2,000,000	287,166
Bank of China Shenzhen Dongbu Branch (d)	-	9,800,000	1,407,116
Total	10,900,000	14,800,000	2,125,032

(a)	On October 13, 2021, JYD HQ entered into an entrusted loan agreement with Shenzhen Guarantee Group Co. LTD (“SZ Guarantee”). SZ Guarantee requested the Shezhen Shangbu Branch of China Construction Bank to grant a one-year maturity loan of total amount of RMB8,000,000 (US$1,148,666) with an interest rate of 3.60%. The loan was guaranteed by JYD SM and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). RMB100,000 was repaid during the year ended December 31, 2021, and the remaining balance of RMB 7,900,000 (USD1,134,308) was fully repaid during the year ended December 31, 2022.

(b)	On March 15, 2020, JYD HQ initially entered into a loan agreement with Industrial and Commercial Bank of China in the total amount of RMB3,000,000 (US$430,750) with a half-year term with an interest rate of 4.65%. The loan is subject to repayment and is eligible for renewal every six month and the newest term was from March 15, 2022 to September 15, 2022 with an updated interest rate of 4.3%. The loan was renewed for another six months in September 2022 and due in March 2023. In March 23, the loan was renewed for another six months to September 2023.

(c)	On June 27, 2022, JYD WLKJ entered into a loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB2,000,000 (US$287,167) with an interest rate of 10.51% with one-year term.

(d)	On November 14, 2022, JYD HQ entered into a one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB10,000,000(US$1,435,833) with an interest rate of 4.34%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). JYD HQ has repaid RMB200,000(USD 28,717) during the year ended December 31, 2022.

Interest expenses were RMB448,601, RMB343,544 and RMB483,727 (US 69,455) for short-term borrowings for the years ended December 31, 2020, 2021 and 2022, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Accrued payroll and employee benefits	3,385,258	2,089,072	299,956
Payable to third parties (a)	2,084,745	1,209,742	173,699
Deposit payable	1,118,416	619,786	88,991
Others	650,634	299,132	42,950
Total	7,239,053	4,217,732	605,596

(a)	The balance mainly represents the payables for acquiring services for daily operations such as property fees, rent and utility bills as well as professional and consulting services as of December 31, 2021 and 2022.

9.	LOANS PAYABLE - THIRD PARTIES

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Jia Li	4,800,000	-	-
Total	4,800,000	-	-

On August 2, 2021, Jayud borrowed an interest-free loan from Jia Li of RMB4,800,000 for seven months. The loan was fully repaid in March 2022.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	LEASES

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Right-of-use assets	6,463,320	31,403,688	4,509,044

Operating lease liabilities – current	3,698,233	18,079,265	2,595,880
Operating lease liabilities – non-current	2,539,151	13,276,535	1,906,288
Total operating lease liabilities	6,237,384	31,355,800	4,502,168

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2022 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.57
Weighted average discount rate	4.20%

For the years ended December 31, 2020, 2021 and 2022, the Group incurred total operating lease expenses of RMB3,205,424, RMB3,498,048 and RMB10,933,292(US$1,569,838) respectively.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2022:

Year	Amounts
2023	19,078,380
2024	12,474,763
2025	202,248
2026	210,210
2027	210,210
Thereafter	781,282
Total lease payments	32,957,093
Less: imputed interest	(1,601,293)
Total operating lease liabilities, net of interest	31,355,800

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	LONG-TERM BORROWING

Long-term borrowing represents the amount due to various banks normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of long-term borrowing consists of the following:

	As of
	December 31,	December 31,
	2021	2022
	RMB	RMB	US$
Postal Savings Bank of China	4,450,000	5,000,000	717,916
Less: to be matured within one year	(600,000)	(600,000)	(86,150)
Total	3,850,000	4,400,000	631,766

On January 1, 2021, JYD HQ entered into a two-year maturity loan agreement with Postal Savings Bank of China in the total amount of RMB5,000,000(US$784,228) with an interest rate of 4.35%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). RMB550,000 was repaid during the year ended December 31, 2021, and the remaining balance was fully repaid on December 28, 2022.

On December 30, 2022, JYD SM entered into a new two-year maturity loan agreement with Postal Savings Bank of China in the total amount of RMB5,000,000(US$717,916) with an interest rate of 4.15%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). According to the loan agreement, RMB50,000 (US$7,179) will be paid monthly starting from January 2023 until December 2024, and remaining balance of RMB3,800,000 (US$545,616) will be paid at the end of the loan term.

Interest expenses were RMB nil, RMB197,103 and RMB172,578 (US$24,779) for long-term borrowings for the years ended December 31, 2020, 2021 and 2022, respectively.

12.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (Cont.)

Hong Kong

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. The Group was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Company’s subsidiaries that are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

For the year ended December 31, 2020 and 2021, JYD WLKJ, JYD SZGJHY, JYD SM, JYD XC, JYD BG, JYD XYX, JYD NJWL, JYD DS, JYD SHWL were recognized as small low-profit enterprises and there was one additional subsidiary, JYD YCKJ, was recognized as small low-profit enterprise for the year ended December 31, 2022. For the year ended December 31, 2022, JYD WLKJ changed to be a general taxpayer whose applicable tax rate is 25.0% and other subsidiaries remained unchanged. Entities with annual taxable income exceeding RMB3,000,000, total assets exceeding RMB50,000,000, and their number of employees exceeding 300 are considered general taxpayer.

In January 2019, the State Administration of Taxation announced that from January 1, 2019 to December 31, 2021, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of their taxable income amount for the proportion of taxable income not exceeding RMB1 million; and a 20% corporate income tax on 50% of their taxable income amount of more than RMB1 million but not exceeding RMB3 million. The State Administration of Taxation further announced that from January 1, 2022 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Current income tax expenses	2,637,319	839,107	2,465,462	353,999
Deferred income tax (benefits)/expenses	(1,002,390)	864,072	116,755	16,764
Total income tax expenses	1,634,929	1,703,179	2,582,217	370,763

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (Cont.)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Income / (loss) before provision for income taxes is attributable to the following geographic locations:
PRC	4,728,447	12,016,517	8,630,868	1,239,248
Foreign	(46,390)	(89,670)	(4,670,754)	(670,642)
Total Income before Income Taxes	4,682,057	11,926,847	3,960,114	568,606

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2020	2021	2022

PRC statutory income tax rate	25.0%	25.0%	25.0%
Impact of different tax rates in other jurisdictions	0.0%	0.0%	22.3%
Effect of preferential tax rate	(2.3)%	(6.4)%	53.3%
Non-deductible (Non-taxable) items	1.5%	0.9%	0.9%
Effect of additional R&D deduction	0.0%	0.0%	(9.0)%
Tax effect on deferred offering costs	0.0%	(1.9)%	(32.3)%
Change in valuation allowance	10.7%	(3.3)%	5.0%
Effective tax rate	34.9%	14.3%	65.2%

The effect on deferred offering costs mainly resulted from the book-tax difference of capitalization for initial public offerings expenses. The deferred offering costs are deductible under PRC tax regulation.

As of December 31, 2021 and 2022, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	1,724,529	1,750,257	251,308
Bad debt provision	39,337	96,568	13,866
Less: Valuation allowance	(1,625,548)	(1,825,262)	(262,078)
Deferred tax assets, net of valuation allowance	138,318	21,563	3,096

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	TAXATION (Cont.)

As of December 31, 2022, PRC net operating loss carry forward will expire, if unused, in the following amounts:

For the fiscal years ended December 31,	Amounts
2023	1,624,913
2024	2,206,569
2025	3,216,362
2026	395,107
2027	12,468,752
19,911,703

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods.

Net operating loss from Hong Kong can be carried forward indefinitely.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

The Group’s taxes payable consists of the following:

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
Income tax payable	1,820,229	1,768,285	253,896
VAT and other taxes payable	525,685	362,148	51,998
Total taxes payable	2,345,914	2,130,433	305,894

13.	EQUITY

Ordinary shares

The Company’s authorized share capital comprises of (i) 480,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.0001 each. On June 10, 2022, the Company issued 9,420,000 Class A ordinary shares and 6,409,600 Class B ordinary shares. On September 6, 2022, the Company issued another 1,370,400 Class A ordinary shares which issuance was considered as being part of the reorganization of the Group and was retroactively applied as if the transaction occurred at the beginning of the period presented.

On September 7, 2022, the Company granted 800,000 Class A ordinary shares to its financial advisory consultant as the consideration in the form of bonus with a performance condition of a successful initial public offering (“IPO”) under the professional financial advisory services originally agreed in 2022. Granted shares shall be subject to a right of repurchase by the Company for nil consideration if the Company fails to achieve a successful IPO.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	EQUITY (Cont.)

Subscription receivable

On September 9, 2022, the Company entered into a share subscription agreement with various third party investors for 2,000,000 Class A ordinary shares at the consideration of $5,000,000. The price was negotiated with investors, based on the company’s performance and taking into consideration of the market value of comparable companies in the same industry at that time. Since the consideration was not received as of December 31, 2022 for the 2,000,000 shares issued, a subscription receivable was recognized against the share capital and additional paid-in capital. The Company received the consideration in January and February 2023.

Capital injection by shareholders

For the year ended December 31, 2021, one of the shareholders, Mr. Yi Yu, made a capital injection of RMB400,000 to JYD DS. In March and April 2022, shareholders of JYD WLKJ made capital injection of RMB24,680,000 (US$3,543,635) to JYD WLKJ.

Capital injection by non-controlling shareholder

In September 2022, the non-controlling shareholder of JYD YCKJ made a capital injection of RMB200,000 (US$28,717) to JYD YCKJ.

Dividend

In February and March 2022, JYD DS, JYD WLKJ, and HQ declared dividend to their shareholders with total amount of RMB 18,770,000 (US$2,695,058). Out of the total dividend declared, RMB6,839,000 (US$981,966) was inter-group dividend, and RMB11,931,000 (US$1,713,092) was to individual shareholders. During the year ended December 31, 2022, RMB4,993,500 (US$716,983) of the distribution has been paid to individual shareholders, and RMB6,937,500 (US$996,109) was outstanding and included in the other payables to shareholders.

Restricted net assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2021 and 2022, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB22.6 million and RMB63.4 million (US$9.1 million), respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY BALANCES AND TRANSACTIONS

Accounts receivable - related parties

As of December 31, 2021 and 2022, accounts receivable from a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Shenzhen Feijia Supply Chain Management Co., Ltd	45% shares owned by Yuncang's 48% interest minor shareholder	Logistic services	-	1,676,016	240,648
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Logistic services	26,154	-	-
			26,154	1,676,016	240,648

Prepaid expenses - a related party

As of December 31, 2021 and 2022, prepaid expenses from a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Logistic services	1,674,157	-	-
			1,674,157	-	-

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Accounts payable - related parties

As of December 31, 2021 and 2022, accounts payable to related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Logistic services	205,695	240,175	34,485
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Logistic services	60,772,958	7,185,009	1,031,647
			60,978,653	7,425,184	1,066,132

Loans payable - related parties

As of December 31, 2021 and 2022, loan payable to a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Shenzhen Quanjieyuan Enterprise Management Consulting Partnership (Limited Partnership) (a)	Controlled by Xiaogang Geng & Xiaohua Jia	Loan (a)	1,000,000	-	-
Minfang Cheng (b)	Executive of the Group	Loan and related interests (b)	612,000	-	-
			1,612,000	-	-

(a)	For the year ended December 31, 2021, Jayud borrowed a total amount RMB1,500,000 from Shenzhen Quanjieyuan Enterprise Management Consulting Partnership (Limited Partnership) without interest for a half year and repaid RMB500,000. For the year ended December 31, 2022, the Company borrowed another RMB 500,000 in FY2022 and fully repaid RMB 1,500,000.

(b)	On August 28, 2021, Jayud borrowed a short-term loan from Minfang Cheng of RMB600,000 with an interest rate of 6% for a half year. Jayud recorded an interest expense of RMB12,000 and RMB6,000(US$861) for the loan for the year ended December 31, 2021 and 2022, respectively. The total amount of RMB618,000 (US$88,734) was repaid on March 8, 2022.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Others payable - related parties

As of December 31, 2021 and 2022, others payable to related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Paid on behalf of the Group (a)	1,370,270	1,371,882	196,979
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Paid on behalf of the Group (b)	510,875	663,976	95,336
Shenzhen Feijia Supply Chain Management Co., Ltd (“Feijia”)	45% shares owned by Yuncang's 48% interest minor shareholder	Purchase of equipment (c)	-	441,800	63,435
			1,881,145	2,477,658	355,750

(a)	For the year ended December 31, 2020, Winpass paid on behalf of Jayud in a total amount of RMB4,092,436 and collected a total amount of RMB1,040,074. For the year ended December 31, 2021, Winpass paid on behalf of Jayud in a total amount of RMB16,467,687 and collected a total amount of RMB18,601,890. For the year ended December 31, 2022, Winpass paid on behalf of Jayud in a total amount of RMB4,608,483 (US$661,701) and collected a total amount of RMB4,606,871 (US$661,470).

(b)	For the years ended December 31, 2020, 2021 and 2022, Cargo Link paid on behalf of Jayud in a total amount of RMB11,480, RMB364,588 and RMB153,101 (US$21,983), respectively.

(c)	For the year ended December 31, 2022, Jayud purchased warehouse equipment from Feijia in a total amount of RMB441,800 (US$63,435).

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Loans payable – shareholders

As of December 31, 2021 and as of December 31, 2022, loans payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Xiaogang Geng	Shareholder	Loan (a)	190,000	-	-
Xiaohua Jia	Shareholder	Loan (b)	330,000	-	-
Dun Zhao	Shareholder	Loan and related interests (c)	2,040,000	-	-
			2,560,000	-	-

(a)	For the year ended December 31, 2021, Jayud borrowed a total amount of RMB520,000 without interest for 18 months from Geng Xiaogang and repaid RMB330,000. For the year ended December 31, 2022, Jayud borrowed a total amount of RMB1,000,000 (US$143,583) without interest and fully repaid the balance of RMB1,190,000 (US$170,864).

(b)	For the year ended December 31, 2021, Jayud borrowed a total amount of RMB3,685,000 without interest for 8 months from Jia Xiaohua and repaid RMB3,355,000. For the year ended December 31, 2022, Jayud borrowed a total amount of RMB353,383 (US$50,740) without interest and fully repaid the balance of RMB683,383 (US$98,122).

(c)	For the year ended December 31, 2021, Jayud borrowed a total amount of RMB2,000,000 with an interest rate of 6% for 6 months from Zhao Dun and recorded interest expenses of RMB40,000. For the year ended December 31, 2022, Jayud recorded an interest expense of RMB20,000 (US$2,980) and fully repaid the principal and interests in a total amount of RMB2,060,000 (US$295,782).

(d)	For the year ended December 31, 2022, Jayud borrowed a total amount of RMB4,942,000 (US$709,588) without interests from Huang Jian hong and repaid the balance during the year.

Others payable – shareholders

As of December 31, 2021 and 2022, others payables to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2021	As of December 31, 2022
			RMB	RMB	US$
Jianhong Huang	Shareholder	Dividend	1,200,000	-	-
Qing Wang	Shareholder	Business Reimbursement Payable	114,602	43,336	6,222
Xiaogang Geng	Shareholder	Dividend	-	6,225,000	893,806
Xiaohua Jia	Shareholder	Dividend	-	712,500	102,303
			1,314,602	6,980,836	1,002,331

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Related party transactions

For the years ended December 31, 2020, 2021 and 2022, the Group had the following material related party transactions:

		For the years ended
		December 31,
Related Parties	Nature	2020	2021	2022
		RMB	RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	1,248,954	4,514,552	1,386,915	199,138
Winpass Logistics (HK) Co., Limited	Purchase of products	1,932,797	-	-	-
Cargo Link Logistics HK Company Limited	Purchase of logistic services	156,091,594	185,858,692	121,455,797	17,439,020
Cargo Link Logistics HK Company Limited	Provided logistic services	28,587,482	14,141,548	462,740	66,442
Cargo LINK Logistics (SHENZHEN) Company Limited	Purchase of logistic services	-	2,672,803	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Provided logistic services	-	-	2,078,746	298,473
Shenzhen Feijia Supply Chain Management Co., Ltd	Purchase of equipment	-	-	441,800	63,435
Minfang Cheng	Interest expenses of a loan	-	12,000	6,000	861

Shareholder transaction

For the years ended December 31, 2020, 2021 and 2022, the Group had the following material shareholder transaction:

		For the years ended
		December 31,
Shareholder	Nature	2020	2021	2022
		RMB	RMB	RMB	US$
Dun Zhao	Interest expenses of a loan	-	40,000	20,000	2,872

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	CONCENTRATION

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2021 and 2022.

	As of		As of
	December 31, 2021		December 31, 2022
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB	%	RMB	%	US$
A	18,241,469	20.7%	*	*	*
B	13,088,371	14.8%	*	*	*
C	9,018,665	10.2%	*	*	*
D	*	*	4,393,790	13.0%	630,875
E	*	*	4,376,768	13.0%	628,431

*	Represented the percentage below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2020		2021		2022
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB		US$
B	51,976,003	17.9%	*	*	*	*	*
G	45,373,496	15.6%	*	*	*	*	*
H	31,095,213	10.7%	*	*	*	*	*
F	*	*	*	*	117,415,978	18.0%	16,864,138
E	*	*	71,419,145	13.1%	73,423,394	11.3%	10,542,371

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2021 and 2022.

	As of		As of
	December 31, 2021		December 31, 2022
Supplier	Amount	% of Total	Amount	% of Total
	RMB		RMB
Cargo Link Logistics HK Company Limited	60,772,958	59.1%	7,185,007	28.1%
A	*	*	3,261,998	12.8%
B	11,676,432	11.4%	*	*

*	Represented the percentage below 10%

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	CONCENTRATION (Cont.)

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended December 31, 2020, 2021 and 2022.

	For the year ended		For the year ended		For the year ended
	December 31, 2020		December 31, 2021		December 31, 2022
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total
	RMB		RMB		RMB
C	*	*	*	*	122,901,742	20.0%
Cargo Link Logistics HK Company Limited	156,091,594	58.0%	185,858,692	36.4%	121,455,797	19.8%

*	Represented the percentage below 10%

16.	COMMITMENTS AND CONTINGENCIES

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

The following table sets forth our contractual obligations as of December 31, 2022:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB
Operating lease payment	32,957,093	19,078,380	12,474,763	1,403,950
Bank borrowings	19,800,000	15,400,000	4,400,000	-
Total	52,757,093	34,478,380	16,874,763	1,403,950

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.	COMMITMENTS AND CONTINGENCIES (Cont.)

The ongoing outbreak of the novel coronavirus (COVID-19) has spread rapidly to many parts of the world. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities in China from February to mid-March in 2020. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022. Such outbreak caused significant interruption to our operations as health and governmental authorities imposed quarantine and inspection measures on our contract carriers or restrict the flow of cargo to and from areas affected by the epidemic. Also reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic largely increased our costs and transport times to deliver packages to our customers. The Company’s profitability was negatively impacted by COVID-19, especially second half of 2022. The extent to which COVID-19 further impacts the Company's business, results of operations, financial condition and prospects will depend on the further developments of the pandemic, including new information concerning the global severity of the pandemic and actions to be taken to contain the pandemic, which are highly uncertain and unpredictable.

17.	SUBSEQUENT EVENTS

Reverse Share Split

On February 16, 2023, Jayud implemented a 1 for 1.25 reverse share split of its ordinary shares under Cayman Islands law (the “Reverse Share Split”). As a result of the Reverse Share Split, the total of 13,590,400 issued and outstanding Class A ordinary shares prior to the Reverse Share Split was reduced to a total of 10,872,320 issued and outstanding Class A ordinary shares and the total of 6,409,600 issued and outstanding Class B ordinary shares prior to the Reverse Share Split was reduced to a total of 5,127,680 issued and outstanding Class B ordinary shares. The Reverse Share Split maintained existing shareholders’ percentage ownership interests in Jayud. The Reverse Share Split also increased the par value of Jayud’s ordinary shares from $0.0001 to $0.000125 and decreased the number of its authorized shares from 500,000,000 to 400,000,000, which are divided into 384,000,000 Class A ordinary shares and 16,000,000 Class B ordinary shares.

Forward Share Split

On March 16, 2023, the Company implemented a 1 to 1.25 forward share split of its ordinary shares under Cayman Islands Law, or the Forward Share Split. As a result of the Forward Share Split, the total of 10,872,320 issued and outstanding Class A ordinary shares prior to the Forward Share Split was increased back to a total of 13,590,400 issued and outstanding Class A ordinary shares, and the total of 5,127,680 issued and outstanding Class B ordinary shares prior to the Forward Share Split was increased back to a total of 6,409,600 issued and outstanding Class B ordinary shares. The Forward Share Split maintained existing shareholders’ percentage ownership interests in Jayud. The Forward Share Split also reduced the par value of Jayud’s ordinary shares from $0.000125 back to $0.0001, and increased the number of authorized shares from 400,000,000 back to 500,000,000, which are divided into 480,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	SUBSEQUENT EVENTS (Cont.)

Completion of initial public offering

In April 2023, the Company completed initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “JYD.” The Company raised approximately US$4.86 million in net proceeds at US$ 4 per share from the issuance of 1,250,000 new Class A ordinary shares from the initial public offering and 102,223 new Class A ordinary shares from partial exercise of over-allotment option by its underwriter after deducting underwriting discounts, commissions and expenses. Upon the completion of initial public offering, the Company has 21,352,223 ordinary shares outstanding as comprising of (i) 14,942,623 Class A ordinary shares, and (ii) 6,409,600 Class B ordinary shares.

Warrant

On April 25, 2023, the Company issued warrants to its underwriter to purchase up to 37,500 Class A ordinary shares. The warrants have an exercise price of US$4.00 per share and may be exercised on a cashless basis. The warrants are exercisable beginning September 27, 2023 and ending March 31, 2028.

Establishment of a new subsidiary

On April 25, 2023, we incorporated Joyed Logistics Service Inc. in State of Georgia as our wholly owned US subsidiary to expend our business in U.S.

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company, Jayud, has been prepared using the same accounting policies as set out in Jayud’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Jayud’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

Jayud is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jayud is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Jayud did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed balance sheets

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
Assets
Non-current assets
Investments in subsidiaries	16,887,523	33,325,657	4,785,006
Total assets	16,887,523	33,325,657	4,785,006

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share;480,000,000 Class A ordinary shares authorized and 10,790,400 and 13,590,400 Class A ordinary shares issued and outstanding as of December 31, 2021, 2022, respectively.)*	6,880	8,830	1,268
Class B Ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2021 and 2022, respectively.)*	4,087	4,087	587
Additional paid-in capital	13,190,206	72,691,813	10,437,328
Subscription receivable	-	(34,823,000)	(5,000,000)
Statutory reserves	2,447,862	4,651,141	667,826
Retained earnings (Accumulated deficit)	1,219,888	(9,025,668)	(1,295,935)
Accumulated other comprehensive income	18,600	(181,546)	(26,068)
Total shareholders’ equity	16,887,523	33,325,657	4,785,006
Total liabilities and shareholders’ equity	16,887,523	33,325,657	4,785,006

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of comprehensive income

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Operating income:
Share of income from subsidiaries	3,062,437	10,305,308	3,888,723	558,356
Total operating income	3,062,437	10,305,308	3,888,723	558,356

Income before income tax expense	3,062,437	10,305,308	3,888,723	558,356
Income tax expense	-	-	-	-
Net income	3,062,437	10,305,308	3,888,723	558,356

Other comprehensive income	11,615	10,158	(200,146)	(28,738)
Total comprehensive income	3,074,052	10,315,466	3,688,577	529,618

Condensed statements of cash flows

For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	3,062,437	10,305,308	3,888,723	558,356
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in gain of subsidiaries	(3,062,437)	(10,305,308)	(3,888,723)	(558,356)
Net cash provided by operating activities	-	-	-	-
Net cash provided by investing activities	-	-	-	-
Net cash provided by financing activities	-	-	-	-
Net increase in cash	-	-	-	-
Cash at beginning of year	-	-	-	-
Cash at end of year	-	-	-	-