Form 20-F
period 2023-12-31
Jayud Global Logistics Ltd
filed 2024-04-26
CIK 1938186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Building 3, No. 7 Gangqiao Road, Li Lang Community

Nanwan Street, Longgang District

Shenzhen, China

(86) 0755-25595406

(Address of principal executive offices)

Xiaogang Geng, chief executive officer

Telephone: +86 0755-25595406

Email address: xiaogang.geng@jayud.com

Building 3, No. 7 Gangqiao Road, Li Lang Community

Nanwan Street, Longgang District

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

As of December 31, 2023, there were 14,942,623 Class A ordinary shares and 6,409,600 Class B ordinary shares, par value US$0.0001 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●	“CAC” refers to the Cyberspace Administration of China;

●	“CAGR” refers to compound average growth rate;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.0001 per share after the Forward Share Split;

●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.0001 per share after the Forward Share Split;

●	“EIT” refers to enterprise income tax;

●	“Forward Share Split” refers to a 1 to 1.25 forward share split of our ordinary shares under Cayman Islands law implemented on March 16, 2023;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares of par value US$0.0001 per share;

●	“R&D” refers to research and development;

●	“Reverse Share Split” refers to a 1 for 1.25 reverse share split of our ordinary shares under Cayman Islands law implemented on February 16, 2023;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“sq.m” refers to square meter;

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” and “our” refer to Jayud Global Logistics Limited, a Cayman Islands exempted company and its subsidiaries.

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

Our Company

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2023, as advised by our PRC counsel, PacGate Law Group, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations, and any requirement of approvals or permits in connection with our future offering of securities could cause our operations and financial conditions to be materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless.”

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On December 28, 2021, the CAC, together with other twelve PRC regulatory authorities, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2023, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review in relation to our initial public offering. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.”

On February 17, 2023, the CSRC promulgated the Trial Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which became effective on March 31, 2023. Under the CSRC Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic enterprises, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise that operates its main business domestically. The CSRC Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market where it has previously offered and listed securities, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering, and if the subsequent offering is conducted in other overseas markets, it shall be filed with the CSRC within three working days after the applications for such offerings are submitted. Therefore, any of our future offering and listing of our securities in an overseas market shall be subject to the filing requirements under the CSRC Filing Rules. In addition, we are required to submit a report to CSRC after the occurrence and public disclosure of the following material events: (1) change of control; (2) investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities; (3) change of listing status or transfer of listing segment and (4) voluntary or mandatory delisting. If we fail to complete the filing or reporting procedures, under the CSRC Filing Rules or otherwise, for any future overseas securities offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include orders for correction, warnings and fines. Any adverse regulatory actions or sanctions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. As advised by our PRC counsel, PacGate Law Group, we are not required to make filing with the CSRC in connection with our initial public offering and listing on the Nasdaq Capital Market in April 2023. In addition, as of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to our initial public offering and listing overseas. However, we could be subject to the filing requirements with the CSRC if we conduct subsequent offerings. See “Item 4. Information on the Company — Regulations — Regulations Relating to Overseas Listings and M&A Rules.”

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

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our auditor prior to December 8, 2022, Friedman LLP, or (“Friedman”), and current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our Class A ordinary shares may significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the years ended December 31, 2021, 2022 and 2023, selected consolidated balance sheets data as of December 31, 2022 and 2023, and selected consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

The following table presents our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Revenues	545,593,497	651,991,593	497,868,199	70,293,560
Cost of revenues	(511,092,522)	(614,605,479)	(513,738,831)	(72,534,320)
Gross profit	34,500,975	37,386,114	(15,870,632)	(2,240,760)
Operating expenses:
Selling expenses	(8,956,522)	(16,032,550)	(11,943,136)	(1,686,241)
Provision for credit losses	(498,278)	(938,208)	(18,216,749)	(2,572,006)
Impairment charges on long-lived assets	-	-	(5,648,685)	(797,533)
Lease termination loss	-	-	(478,933)	(67,620)
General and administrative expenses	(10,777,451)	(17,616,831)	(26,202,413)	(3,699,495)
Research and development expenses	(1,460,960)	(2,096,317)	(1,394,072)	(196,828)
Total operating expenses	(21,693,211)	(36,683,906)	(63,883,988)	(9,019,723)
Operating profit / (loss)	12,807,764	702,208	(79,754,620)	(11,260,483)
Other income/(expenses):
Other expense, net	(11,599)	(205,903)	(931,896)	(131,574)
Foreign exchange gain (loss), net	489,268	4,407,133	(1,401,573)	(197,887)
Financial expenses, net	(1,358,586)	(943,324)	(995,245)	(140,518)
Total other income/(expenses), net	(880,917)	3,257,906	(3,328,714)	(469,979)
Income / (loss) before income tax expense	11,926,847	3,960,114	(83,083,334)	(11,730,462)
Income tax expenses / (benefit )	(1,703,179)	(2,582,217)	2,807,990	396,458
Net income / (loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Foreign currency translation adjustment, net of tax	10,158	(200,146)	(1,360,107)	(192,032)
Total comprehensive income / (loss)	10,233,826	1,177,751	(81,635,451)	(11,526,036)

The following table presents our selected consolidated balance sheets data as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash	27,939,170	26,103,076	3,685,470
Accounts receivable, net	30,913,334	41,281,988	5,828,567
Prepaid expenses and other current assets, net	12,210,990	12,513,878	1,766,823
Operating right-of-use assets, net	31,403,688	8,992,535	1,269,648
Total assets	125,422,314	100,450,600	14,182,530
Short-term borrowings	14,800,000	25,603,498	3,614,935
Accounts payable - third parties	18,147,774	39,804,623	5,619,979
Accounts payable - related parties	7,425,184	6,666,458	941,231
Other payable - related parties	2,477,658	8,516,645	1,202,457
Accrued expenses and other current liabilities	4,217,732	7,485,881	1,056,925
Total liabilities	94,524,727	126,182,673	17,815,618
Total shareholder’s equity / (deficit)	30,897,587	(25,732,073)	(3,633,088)

The following table presents our selected consolidated cash flows data for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Summary Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	4,239,582	(15,231,895)	(44,222,478)	(6,243,734)
Net cash used in investing activities	(634,871)	(5,728,754)	(4,444,392)	(627,500)
Net cash provided by financing activities	12,946,160	9,334,311	48,191,764	6,804,154
Effect of foreign exchange rate changes	10,158	(200,146)	(1,360,107)	(192,032)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	16,561,029	(11,826,484)	(1,835,213)	(259,112)
Cash and cash equivalents and restricted cash at beginning of year	23,705,696	40,266,725	28,440,241	4,015,452
Cash and cash equivalents and restricted cash at end of year	40,266,725	28,440,241	26,605,028	3,756,340

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for supply chain solutions and logistics services, in China and globally.

●	Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

●	We face intense competition which could adversely affect our results of operations and market share.

●	We face risks associated with the items we deliver and the contents of shipments and inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

●	We may be exposed to credit risks in relation to defaults from customers.

●	Our historical results of operations and financial performance are not indicative of future performance.

●	If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

●	Our strategies and expansion plans may require a significant amount of capital, and the actual capital requirements may be different from what we anticipate. We may seek equity or debt financing to finance all or a portion of such capital expenditures. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects will be materially adversely affected.

●	Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demand will cause our future financial results to suffer.

●	We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

●	We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

●	We rely on service providers, such as air, ocean and ground freight carriers, and if they become financially unstable or have reduced capacity to provide services because of pandemics, such as COVID-19, it may adversely impact our business and operating results.

●	Our business may be affected by fluctuations in China’s road transportation market.

●	Any disruption to the operation of the warehousing and logistics facilities operated by us or other third-party transportation companies and couriers that facilitate our logistics services, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to utilize our container depots and warehouses effectively, our business and results of operations may be adversely affected.

●	We may be unable to obtain adequate amount of cargo space to meet our customers’ needs.

●	We use third parties in some aspects of our operations and failure to maintain positive relationships with them could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to manage the expansion of our logistics infrastructure successfully, our business prospects and results of operations may be materially and adversely affected.

●	We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	If our customers reduce their expenditure on third-party supply chain solutions and logistics services or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

●	If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

Risks Related to Doing Business in China

●	Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

●	We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

Risks Related to the Class A Ordinary Shares

●	The trading price of our Class A ordinary shares has been and will likely continue to be volatile, which could result in substantial losses to investors.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

●	Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

●	Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our Class A ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

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

The industries we operate in are highly competitive and fragmented. Our extensive supply chain solutions and logistics services encompass a wide range of services, including freight forwarding services, supply chain management and other value-added services. As a result, we may compete with a broad range of companies, such as integrated supply chain solution and service providers, and express and freight delivery service providers. Specifically, there are multiple existing market players that offer integrated supply chain solutions and logistics services, and there may be new entrants emerging in each of the markets we operate in, which compete to attract, engage and retain consumers and merchants. These companies may have greater financial, technological, research and development, marketing, distribution, and other resources than we do. They may also have longer operating histories, larger customer bases or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than we do and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or plan to operate.

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

We generated revenues of RMB545.6 million, RMB652.0 million and RMB497.9 million (US$70.3 million) and gross profits of RMB34.5 million, RMB37.4 million and gross loss of RMB15.9 million (US$2.2 million) in 2021, 2022 and 2023, respectively. Although our business has grown rapidly, our historical results of operations and financial performance may not be indicative of our future performance. In addition, we cannot assure you that we can continue to operate under our existing business models successfully. As the market and our business evolve, we may modify our operations, data and technology, sales and marketing, solutions and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We expect our expenses to continue to increase in the future as we expand our business. Our expenses may grow faster than our revenue, and our expenses may be greater than we expected. We cannot assure you that we will be able to achieve similar results or grow at the same speed as we did in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as a company in its ramp-up stage of development and operating in emerging and dynamic industries, including, among other factors, our ability to attract and retain customers; our ability to create value for participants in our ecosystem and increase monetization; our ability to navigate in the evolving regulatory environment; our ability to provide high-quality and satisfactory services; our ability to build up our reputation and promote our brand; and our ability to anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully collect payment from our customers of the amounts they owe us for our services. As of December 31, 2023, we had accounts receivable recorded at RMB51.5 million (US$7.3 million), of which RMB10.2 million (US$1.5 million) was allowanced, accounting for approximately 19.8% of our total accounts receivable. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from our anticipation and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

Our strategies and expansion plans may require a significant amount of capital, and the actual capital requirements may be different from what we anticipate. We may seek equity or debt financing to finance all or a portion of such capital expenditures. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects will be materially adversely affected.

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

Since inception, we have obtained credit facilities from commercial banks to support the growth of our business. As we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including developing new supply chain solutions and logistics services, expanding our logistics infrastructure, and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financing to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Repayment of the indebtedness may divert a substantial portion of cash flow to repay principal and service interest, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and we may suffer default and foreclosure on our assets if our operating cash flow is insufficient to fulfill our obligations, which could in turn result in acceleration of obligations to repay the indebtedness and limit our sources of financing.

Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing. If we raise additional funds through further issuance of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, results of operations and prospects could be adversely affected.

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

As of December 31, 2023, we had two self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate gross floor area, or GFA, of approximately 27,221 sq. m. As of the same date, we had the rights to use two third-party warehouses located in Yiwu of Zhejiang province and Hong Kong, with an aggregate GFA of approximately 7,057 sq. m. In May 2022, we, through Shenzhen Jayud Logistics Technology Co., Ltd., entered into an agreement to obtain the right to use a brand new warehouse (“Dachan Bay Warehouse”) that was located close to Dachan Bay Terminals, Shenzhen Baoan International Airport and National Highway G4 which connects Beijing, Hong Kong and Macao, and Warehouse further enhances our capabilities to cover logistics services in the Southeast Asian market. As of the date of the report, we had approximately 5,767 sq. m. of Dachan Bay Warehouse. See “Item 4. Information on the Company—B. Business Overview—Freight Forwarding Services—Warehousing Services.” Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollution, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could destroy any inventory located in these facilities and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur.

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

As of December 31, 2023, we had two self-operated warehouses located in Shenzhen City of Guangdong province, respectively, with an aggregate GFA of approximately 27,221 sq. m. In addition, as of the same date, we had the rights to use two third-party warehouses located in Yiwu City of Zhejiang province and Hong Kong, with an aggregate GFA of approximately 7,057 sq. m. In May 2022, we, through Shenzhen Jayud Logistics Technology Co., Ltd., entered into an agreement to obtain the right to use Dachan Bay Warehouse that was located close to Dachan Bay Terminals, Shenzhen Baoan International Airport and National Highway G4 which connects Beijing, Hong Kong and Macao, As of the date of the report, we had approximately 5,767 sq. m. of Dachan Bay Warehouse. As of December 31, 2023, we had an operation team of 14 personnel who are responsible for delivery, warehouse operations as well as other functions such as customer services. We plan to establish larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our logistics workflow and processes. We also plan to establish more warehouses in additional counties and districts to further enhance our service capacity and distribution network. As we continue to add logistics and warehouse capability, our logistics network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to set up warehouses or lease suitable facilities on commercially acceptable terms or at all. Moreover, the order volume in those less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our logistics infrastructure. In addition, the expansion of our logistics infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our logistics infrastructure successfully, it may not give us the competitive advantage that we expect if improved logistics services become widely available at reasonable prices to our existing and potential customers, such as large retailers, in China.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Certain of our businesses depend significantly on a limited number of key customers. For the years ended December 31, 2021, 2022 and 2023, revenues generated from our five largest customers in terms of contract amount accounted for approximately 35.8%, 46.1% and 42.3% of our total revenues, respectively. Our contracts with these key customers are generally renewed year-by-year. No other client accounted for more than 10.0% of revenues. Due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these key customers, our revenue, financial condition and results of operations will be negatively impacted. In addition, we cannot assure that any of our customers in the future will not cease purchasing services or products from us in favor of services or products from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our revenue, profitability, and results of operations.

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

The success of our business depends in part on our ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing additional solutions and services. For the years ended December 31, 2021, 2022 and 2023, our total number of customers were 1299, 1879, and 1841, respectively. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level.

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

Our business requires a considerable number of personnel. For the years ended December 31, 2021, 2022, and 2023, our labor costs comprised 3.5%, 3.6% and 5.1% of our total operating expenses and cost of revenue for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

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

Our business is subject to certain regulations, and we are required to hold or complete a number of licenses, permits and filings in connection with our business operation, including, but not limited to, Road Transportation Operation Permit, Filings of International Freight Forwarding Agencies, Fillings of Non-Vessel Operating Common Carrier and Fillings of Customs Declaration Entities. Failure to satisfy these requirements may result in penalties to rectify, fines, or suspension of business for remediation. We hold and complete all material licenses, permits and filings for our current operations and will apply for certain permits and filings with the government authorities if needed in the future. See “Item 3. Key Information — Regulations”. However, we cannot assure you that we can complete such filings in a timely manner, or at all, due to complex procedural requirements and the expansion of our business.

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

The PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “—Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless” and “The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing”.

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

In particular, we have experienced some disruption to our supply chain during the Chinese government mandated lockdown. For instance, from April to May 2022, Shanghai was shut down and all the businesses in Shanghai were closed due to the COVID-19 Omicron variant. While all our major suppliers were fully operational as of December 31, 2023, any future disruption in their operations would impact our ability to manufacture and deliver our products to customers. In addition, reductions in commercial airline and cargo flights, disruptions to ports and other shipping infrastructure resulting from the pandemic are resulting in increased transport times to deliver packages to our customers.

In response to governmental directives and recommended safety measures, we have implemented personal safety measures at all our facilities. However, these measures may not be sufficient to mitigate the risk of infection by COVID-19. If a significant number of our employees, or employees of third parties performing key functions, including our chief executive officer and members of our board of directors, become ill, our business may be further adversely impacted.

In the longer-term, the COVID-19 pandemic is likely to adversely affect the economies and financial markets of many countries, and could result in a global economic downturn and a recession. Although China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022, there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. Future lockdowns or other restrictive measures that may be imposed, especially those imposed in major cities where we have a significant presence, may have a material impact on our services and our customers, which may, in turn negatively impact our results of operations. Consequently, the COVID-19 pandemic may continue to adversely affect our business, financial condition and results of operations in the current and future years.

The conflicts between Russia-Ukrainian and Israel-Hamas have, and will likely continue to, negatively impact the global economy and disrupt international trade and oil price, which may have an adverse effect on our results of operations.

U.S. and global markets have experienced, and may continue to experience, volatility and disruption resulting from geopolitical tensions, including the conflicts between Russia-Ukraine and Israel-Hamas. Which has disrupted supply chains and caused instability and significant volatility in the energy markets and the global economy. Much uncertainty remains regarding the global impact of the conflicts between Russia-Ukraine and Israel-Hamas, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to obtain oil and other energy resources, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia-Ukrainian and Israel-Hamas, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia, Belarus and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. Additionally, military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel as of March 18, 2022. The consequent rise of fuel prices may increase our costs and reduce our profits. See “—Fluctuations in the price or availability of fuel, may adversely affect our results of operations” for more details. In addition, the China-Europe Railway Express, which we originally relied on as a major means of overland transportation between China and Europe, was at risk because most of its routes pass through Russia. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the logistics market and the world economy. While we do not have any Ukrainian and Russian or Israel and Hamas crew, our shipping routes currently do not cross the Black Sea and we otherwise conduct zero operations in Russia and Ukraine, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and establishing of an audit committee and internal audit department. In addition, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; and (3) enhance risk assessment procedures and system controls. For details, see “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A ordinary shares may not be able to remain listed on the Nasdaq Capital Market.

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

We may be subject to risks associated with increased scrutiny of environmental, social, and governance matters.

Increased attention to climate change and other environmental, social, and governance, or ESG, issues, as well as societal expectations regarding voluntary ESG initiatives and disclosures, may result in increased costs, impact our reputation, or otherwise affect our business performance. We may take certain actions in the future, including the establishment of ESG-related goals or targets, to address ESG issues. Achieving our goals or targets is subject to risks and uncertainties and depends on numerous conditions, some of which are outside our control. There can be no assurances that our commitments will be achieved in the manner we currently intend or at all, and any failure to advance or meet such commitments may adversely impact our relationship with certain stakeholders.

We may be subject to potential liability in connection with pending or threatened legal proceedings and other matters, which could adversely affect our business or financial results.

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

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by political, economic and social conditions in China generally.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth, and the growth rate of the Chinese economy has gradually slowed since 2012. Any prolonged slowdown in the Chinese economy may reduce the demand for our offerings of products and services and materially and adversely affect our business and results of operations. Furthermore, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

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

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act, requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange or in the over-the-counter trading market in the United States. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG,” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we are listed on Nasdaq and fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC, and/or other risks, which may materially and adversely affect, or effectively terminate, the trading of our Ordinary Shares in the United States.

The HFCA Act requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or in the over-the-counter trading market in the United States or through other methods.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating HFCA Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. As of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed the Statement of Protocol (SOP) Agreements with the China Securities Regulatory Commission (CSRC) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific,

On December 23, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection in the future.

Our auditor prior to November 11, 2022, Friedman LLP, or Friedman, and current auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and firms registered with the PCAOB, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman, has been inspected by the PCAOB on a regular basis, with the last inspection in October 2020. Our current auditor, Marcum Asia, has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong

It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on the companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our securities on the Nasdaq Capital Market, which could materially impair the market for and the market price of our securities.

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

On December 27, 2021, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the Trademark Office of the State Administration for Market Regulation (“SAMR”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

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

On June 10, 2021, the Standing Committee of the National People’s Congress (“SCNPC”) promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

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

On December 28, 2021, the CAC issued the Cybersecurity Review Measures (2021), which replaced the Cybersecurity Review Measures (2020) and took into effect on February 15, 2022. The Cybersecurity Review Measures (2021) required that, in addition to “operator of critical information infrastructure,” any “operator of internet platform” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the Cybersecurity Review Measures (2021), operators of internet platforms holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. Given the recency of the issuance of the Cybersecurity Review Measures (2021), there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. We do not know what regulations will be adopted or how such regulations will affect we and our listing on Nasdaq. In the event that the CAC determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties.

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

On August 20, 2021, SCNPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We mainly interact with corporate clients and has limited direct interactions with individual customers, which means our potential access or exposure to customers’ personal identifiable information is limited. However, in the event we inadvertently access or become exposed to end-users’ personal identifiable information, through our corporate clients’ end-user-facing applications which access or store end users’ personal identifiable information, then we may face heightened exposure to the PIPL.

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

As of the date of this annual report, our three Hong Kong subsidiaries have not collected, stored, or managed any personal information in Hong Kong. Therefore, we concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection, or cybersecurity to be applied to our Hong Kong subsidiaries or that the oversight of the CAC will be extended to its operations outside of mainland China. In Hong Kong, the Personal Data (Privacy) Ordinance (Cap. 486 of Hong Kong), or the PDPO, applies to data users, that control the collection, holding, processing or use of personal data in Hong Kong. Our Hong Kong subsidiaries are subject to the general requirements under PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020 (“Article 177”), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. In addition, entities or individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Article 26 of the Trial Measures, or the Article 26, which was issued by the CSRC on February 17, 2023 and came into effect on March 31, 2023, sets out that where an overseas securities regulatory agency intends to conduct investigation and evidence collection regarding overseas offering and listing activities by a domestic company, and request assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms, the CSRC may provide necessary assistance in accordance with law. Any domestic entity or individual providing documents and materials requested by an overseas securities regulatory agency out of investigative or evidence collection purposes shall not provide such information without prior approval from the CSRC and competent authorities under the State Council. In addition, Article 11 of the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Article 11, which was jointly issued by the CSRC, the Ministry of Finance, the State Secrecy Administration and the State Archives Bureau on February 24, 2023 and came into effect on March 31, 2023, specifies that, (a) where the overseas securities regulator and the relevant competent authorities request to conduct inspections or investigations to collect evidence from a domestic enterprise and the domestic securities firms and securities service agencies providing corresponding services regarding the overseas offering and listing activities of the domestic enterprise, the inspection or investigation shall be carried out under the cross-border regulatory cooperation mechanism, and the CSRC or the relevant authorities shall provide the requisite assistance pursuant to the bilateral and multilateral cooperation mechanism, and (b) relevant domestic companies, securities firms and securities service agencies shall obtain the consent of the CSRC or the relevant administrative authorities prior to cooperating in the inspection or investigation carried out by the overseas securities regulator or relevant administrative authorities or providing documents and materials for cooperating in the inspection or investigation. While detailed interpretation of or implementation rules under Article 177, the Article 26 and the Article 11 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to the Class A Ordinary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands exempted company.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for acquisition of Chinese companies by foreign investors, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by SCNPC, which became effective in 2008 and was recently amended in June 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisitions of Domestic Enterprises by Foreign Investors issued by the Ministry of Commerce and became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

In addition, our offshore financing activities, such as the issuance of foreign debt, are also subject to PRC laws and regulations. In accordance with such laws and regulations, we may be required to complete filing and registration with NDRC, prior to such activities. Failure to comply with the requirements may result in administrative meeting, warning, notification and other regulatory penalties and sanctions.

We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of Ministry of Commerce. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE, on July 13, 2009 and took effect on August 1, 2009, and Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by the SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with a local SAFE branch or its authorized banks.

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

Based upon our current and projected income and assets and the market price of our Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries and regions other than the United States, including China and Hong Kong. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The Management plan may not alleviate the substantial doubt of the Group’s ability to continue as a going concern.

The Group has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements were available to be issued.

The Group has incurred a net loss of RMB80,275,344 (US$11,334,004) for the year ended December 31, 2023. As of December 31, 2023, there is net working capital deficit of RMB27,022,427 (US$3,815,273) and accumulated deficit of RMB77,454,208 (US$10,935,689). The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party loans and loans from third parties. As of the date of issuance of the consolidated financial statements, the Group has approximately US$2.0 million of shareholder loan (see Note 19).

The Group intends to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: 1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; 2) improve the profitability of the business through more restricted vendor controls; 3) strictly control and reduce general and administration expenses; 4) obtain financing from certain shareholders in forms of long term loans; 5) obtain equity financing by issuance of new shares at public market and 6) seek for certain credit facilities.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

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

In the same month, we incorporated Joyed Logistics Service Inc. in the State of Georgia as our wholly owned U.S. subsidiary to expend our business in the U.S. In July 2023, we obtained 51% of the equity interests of Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd. In September 2023, we obtained 100% of the equity interest of HK XINYX Technology Limited. The main business focus of Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd and HK XINYX Technology Limited is international trading business.

In January 2024, Shenzhen Jayud Logistics Technology Co., Ltd., or Shenzhen Jayud, our wholly-owned PRC subsidiary, entered into an equity purchase agreement to acquire 51% of the equity interests in Qingdao Oranda Supply Chain Management Co., Ltd., a premier international logistics company. In the same month, Shenzhen Jayud also entered into an equity purchase agreement to acquire 51% of the equity interests in Shenzhen Jiniu International Logistics Co., Ltd., a logistics company specialized in supply chain management, domestic cargo transportation agency, loading/unloading, and information consulting services.

Our principal executive offices are located at Building 3, No. 7 Gangqiao Road, Li Lang Community, Nanwan Street, Longgang District, Shenzhen, the People’s Republic of China. Our telephone number at this address is +86 0755-25595406. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

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

For the years ended December 31, 2021, 2022 and 2023, our total revenue amounted to RMB545.6 million, RMB652.0 million and RMB497.9 million (US$70.3 million). For the years ended December 31, 2021, 2022 and 2023, our gross profit amounted to RMB34.5 million, RMB37.4 million and gross loss of RMB15.9 million (US$2.2 million), respectively.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

Freight Forwarding Services

Our freight forwarding services primarily comprise (i) integrated cross-border logistics services, (ii) fragmented logistics services, and (iii) chartered airline freight services. For the years ended December 31, 2021, 2022 and 2023, revenues from our freight forwarding services amounted to RMB488.0 million, RMB577.6 million and RMB342.6 million (US$48.4 million), respectively.

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

For the fiscal years ended December 31, 2021, 2022, and 2023, revenues from our contract logistics operation amounted to RMB255.8 million, RMB321.2 million and RMB83.0 million (US$12 million), respectively.

Basic Logistics Services

We developed various modularized integrated logistics service offerings based on our in-depth understanding of the demands of a variety of industries, such as cross-border e-commerce, chemical industry, and the retail sector. Principal customers of our basic logistics services, such as owners of e-commerce stores and other small-and-medium-sized enterprises (or the “SMEs”), may easily choose the service module(s) that accommodate their needs. We generally charge our customers of basic logistics services the following: (i) basic service fees, which typically include freight charges, custom brokerage fees, and pickup fees; and (ii) additional service fees, which, depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing fees. For the fiscal years ended December 31, 2021, 2022, and 2023, revenues from our basic logistics operation amounted to RMB134.4 million, RMB123.1 million and RMB136.7 million (US$19 million), respectively.

Fragmented Logistics Services

We may also be engaged by our customers to provide one or more types of logistics services that only consist part of the entire cross-border cargo delivery process. Such fragmented logistics services primarily include one or a combination of the following: (i) air freight forwarding; (ii) ocean freight forwarding; (iii) overland freight services; (iv) warehousing; and (v) other fragmented logistics services, such as port and depot services, non-time-definite delivery and coordination services. For the fiscal years ended December 31, 2021, 2022, and 2023, revenues from our fragmented logistics services amounted to RMB97.8 million, RMB133.2 million and RMB94.7 million (US$13.4 million), respectively.

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

We endeavor to ensure that our overland freight services capacity is secured and planned in advance to meet our customers’ requirements. To that end, we maintained a fleet of two self-owned trucks as of December 31, 2023 and have developed sound business relationships with third-party trucking service providers. Furthermore, we have also chartered rail transport to secure stable overland freight service capabilities.

Depending on the types of services involved in the process, we generally charge our customers of overland freight services the following: (i) freight charges and/or our forwarding commissions; and (ii) additional service fees, which depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing service fees.

Warehousing Services

Our customers may use our warehouses as an intermediate stop for an average period of up to three days, and may store goods or inventory in our warehouses for a period ranging from three days to months. As of December 31, 2023, we had two self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 27,221 sq. m. As of the same date, we had the rights to use two third-party warehouses located in Yiwu of Zhejiang province and Hong Kong, with an aggregate GFA of approximately 7,057 sq. m. In May 2022, we, through Shenzhen Jayud Logistics Technology Co., Ltd., entered into an agreement to obtain the right to use Dachan Bay Warehouse that was located close to Dachan Bay Terminals, Shenzhen Baoan International Airport and National Highway G4 which connects Beijing, Hong Kong and Macao. As of the date of the report, we had approximately 5,767 sq. m. of Dachan Bay Warehouse. Besides, we also provide customers with: (i) labeling services, where we print thermal labels and paste them on the packages as per the customers’ requests; (ii) packaging services, where, in the event of the damaged packaging, we may replace the damaged packaging as per the customers’ requests; and (iii) after-sales reverse logistics services, where we provide replacement and return warehousing to support returns management and other aftersales activities, such as product inspection, refurbishment or disposal.

We charge our customers warehousing fees primarily consist of our rental rate for the relevant warehouse, first-mile pickup and/or last-mile delivery fees, and fees for other warehousing services, as applicable.

Chartered Airline Freight Services

We provide a fixed volume or weight of space capacity on fixed-route air planes for customer transportation. As of December 31, 2023, we had air charter service agreements with a cargo airlines in Jiangsu for Shenzhen-to-Clark, Philippines (CRK) route and a cargo airlines in Zhengzhou for Shenzhen-to-Davao, Philippines (DVO) route. These routes significantly enhanced the cargo capacity and efficiency between China and the Philippines, also narrowed the distances between cargo and end-markets.

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

Supply Chain Management

Our supply chain management business primarily consists of two sub-operations, namely, (i) international trading, where we engage in international trading directly, with our customers being the purchasers or sellers, and (ii) agent services, where we are engaged by customers as their international trade agent, for the purpose of further streamlining the customers’ supply chain process. We believe our supply chain management business allows us to enhance the overall customer experience and to create vast cross-selling opportunities to drive customer retention, thus further differentiating us from our competitors.

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

We have established a global operation nexus to support our business. We own logistic facilities strategically located throughout major transportation hubs in China and globally. As of December 31, 2023, we had established a presence in 11 provinces (including provincial municipalities) in mainland China, such as Shenzhen of Guangdong province, Nanjing of Jiangsu province, Ningbo and Yiwu of Zhejiang province, Qingdao of Shandong province, Beijing, Shanghai, Tianjin, as well as some major global transportation hubs such as Hong Kong.

Our global freight network covers various major trade lanes across the world, including Asia-North America, Asia-Europe and Intra-Asia trade lines. As of December 31, 2023, our footprints spread across six continents and over 16 countries, such as Thailand, Singapore, India, Philippine, the United Kingdom, and the United States.

Competition

The end-to-end cross-border supply chain solution market in China is highly fragmented. As a result, although we believe that we have established strong competitive advantage over existing and potential competitors lies in customized logistics services, omni-bearing supply chain solution services, eminent customer relationships, and the master of digitalization and informatization of logistics services, we may face competition from other companies with end-to-end cross-border service capabilities.

Sales and Marketing

We are engaged by our customers through tendering processes and direct engagements. For the years ended December 31, 2021, 2022, and 2023, revenues generated through tendering processes amounted to approximately RMB51.0 million, RMB21.0 million and RMB62.0 million (US$8.8 million), respectively, accounting for approximately 9.4%, 3.2% and 12.4%, respectively, of the total revenues for the same periods.

We acquire new customers primarily through our sales and marketing personnel, who, through their experience and good rapport with clients, play an instrumental role in creating and expanding the work platform for us. As of December 31, 2023, we had sales and marketing teams in China of 46 employees. We also acquire new customers through marketing activities such as online promotions, participation in trade fairs and functions, as well as forming strategic alliances with government bodies and other businesses such as major e-commerce platforms. Our new customers may also be referrals from our existing customers, which we believe reflects our existing customers’ recognition of our quality of services.

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

Quality Control

We believe that our ability to maintain the quality of our services is critical to our growth. In October 2022, four of our PRC subsidiaries obtained the certificates of management certification issued by a recognized third-party organization in China, certifying that their quality management systems in certain areas are in conformity with GB/T 19001-2016 / ISO 9001:2015. ISO 9001 Quality Management System is known as the most mature quality framework being used worldwide. The certified areas include development of logistics information system software, domestic and international freight forwarding, customs agent, warehousing services, cargo transportation management services, international cargo transportation agent, and cargo declaration agent services. Our quality assurance measures include the following:

●	Internal quality control regulations and policies. We have formulated relevant quality control and management measures for different business segments, requiring our employees to follow standard procedures and comply with safety management requirements. Appropriate punishments will be imposed on employees who conduct business in violation of such quality control and management measures. With the development of our business, we will keep pace with leading companies in the supply chain solution market and update such regulations and policies from time to time.

●	Quality assurance training courses for employees. Our employees are responsible for daily business operations, and we require them to attend quality assurance training courses. These courses introduce our latest quality control system and give employees a better understanding of proper business processes. Presenters also answer questions and address issues that employees may encounter in implementing relevant internal regulations and policies. Through employees’ feedback from these courses, we could also optimize our internal quality control measures.

●	Regular management meetings. Our management and other staff hold regular weekly or monthly meetings to discuss topics relating to quality control. During the meetings, our management may review internal regulations and policies, propose new quality control measures, randomly inquire to check facilities’ conditions, go through key customers’ feedback, and deliberate reports on quality control updates presented by each department.

●	Regular facilities inspection. To ensure employee and operators’ safety, we have implemented a regular facilities maintenance regime. All facilities, such as trucks and equipment in warehouses, are subject to regular inspection to avoid any potential hazards and to minimize accidents. Moreover, we have implemented a GPS system on our vehicles that enables us to accurately track their departure and arrival times and detect any malpractice in the course of services.

●	Quality assurance requirements to suppliers and partners. We have set up a quality policy for our suppliers and partners to assure the quality of services or products from them. We generally make clear stipulations on quality management in the agreements with our suppliers and partners. In the course of doing business, we also explicitly pass on our quality control principles to third parties, in order to expect them to operate with high faith and in a responsible manner. If any suppliers or partners fail to meet our quality control standards, we will seek remedies, require them to make a correction, or terminate the cooperation.

●	Customer feedbacks and process improvement. Our sales and marketing team and customer service team work closely with our customers throughout each job engagement. We constantly seek feedback from our customers on possible areas of improvement and often make changes to our internal processes in order to deliver higher quality services to our customers.

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

Technology, Research and Development

We have a dedicated research and development team responsible for the design and development of our products. As of December 31, 2023, our research and development team consisted of five employees. As of December 31, 2023, the management of our research and development team had experience in the IT industry for more than five years.

For the years ended December 31, 2021, 2022, and 2023, our research and development expenses amounted to RMB1.5 million, RMB2.1 million and RMB1.4 million (US$0.2 million), respectively. Such amounts were primarily expenses in relation to our proprietary IT systems, all of which are internally designed and developed to support efficient operational management and to better serve our customers’ supply chain needs. Each of our proprietary IT systems can integrate with our enterprise resource planning, or ERP, system, providing seamless services while allowing us to achieve better efficiency. Our major types of proprietary IT systems include:

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

Intellectual Property

We seek to protect our intellectual properties through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2023, we had registered 51 registered copyrights, three registered domain names, and four registered trademarks, including “佳裕达”, “JAYUD GROUP” and “Joyed.”

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

Regulations Relating to Road Transportation

Pursuant to the Regulations on Road Transportation promulgated by the State Council in April 2004 and most recently amended in July 2023, and the Provisions on Administration of Road Freight Transportation and Stations (Sites) issued by the Ministry of Transport in June 2005 and most recently amended in November 2023, or the Road Freight Provisions, the business operations of road freight transportation refer to commercial road freight transportation activities that provide public services. The road freight transportation includes general road freight transportation, special road freight transportation, road transportation of large articles, and road transportation of dangerous cargos. Special road freight transportation refers to freight transportation using special vehicles such as vehicles with containers, refrigeration equipment, or tank containers. The Road Freight Provisions set forth detailed requirements with respect to vehicles and drivers.

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

Regulations Relating to Non-Vessel Operating Common Carrier

Pursuant to the Regulations on International Maritime Transport promulgated by the State Council on December 11, 2001 and most recently amended on July 20, 2023 and Implementing Rules for the Regulations on International Maritime Transport promulgated by the Ministry of Transport on January 20, 2003 and most recently amended on November 10, 2023, Non-vessel operating common carriers (“NVOCC”) shall mean carriers that undertake to carry cargo of consignors, issue their own bills of lading or other transport documents, collect freight from the consignors, complete international maritime transport through international shipping operators, and bear carrier liability in the international maritime transport activities undertaken by them. The NVOCC performs the following activities relating to the entrusted cargo and carried out for the purpose of accomplishing such activities, including (1) conclusion of an international cargo transport contract in the capacity of a carrier with a consignor; (2) receipt and delivery of cargo in the capacity of a carrier; (3) issue of bills of lading or other transport documents; (4) collection of transport fees and other remuneration for services rendered; (5) booking of cabin or shipping space and cargo handling with international shipping operators or other transport operators; (6) payment of freight or other transport fees; (7) container de-consolidation and assembly business activities; and (8) other related business activities.

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

Regulations Relating to Customs Declaration

Pursuant to the Customs Law of the PRC promulgated by SCNPC on January 22, 1987, most recently amended on April 29, 2021, the consignor or consignee of the goods exported or imported as well as a customs declaration enterprise must register themselves for declaration activities at customs in accordance with the law. Anyone who is not registered at the customs shall not conduct declaration activities. Customs brokers or customs declaration persons shall not make customs declaration illegally on behalf of others or conduct customs declaration activities beyond their business scope. Pursuant to the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs (the “GAC”) on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods as well as customs declaration enterprise shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

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

Trademark

According to the Trademark Law of the People’s Republic of China promulgated by SCNPC on August 23, 1982, and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively, SAMR is responsible for the registration and administration of trademarks in China. SAMR under the State Council has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised the Implementing Regulations of the Trademark Law of the People’s Republic of China, which specified the requirements of applying for trademark registration and renewal.

Patent

According to the Patent Law of the People’s Republic of China, or the Patent Law, promulgated by SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008, and October 17, 2020, respectively, and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and revised on December 28, 2002, January 9, 2010, and December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide. The patent administration departments of provincial or autonomous regions or municipal governments are responsible for administering patents within their respective administrative areas. The Patent Law and Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models,” and “designs.” Invention patents are valid for twenty years, while utility model patents are valid for ten years, and design patents are valid for fifteen years, from the date of application. The Chinese patent system adopts a “first-come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.

Domain Names

On August 24, 2017, MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of CN domain names and PRC domain names. Pursuant to the Domain Name Measures, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN”. The CNNIC issued the Measures for the Resolution of Country Code Top-Level Domain Name Disputes on June 18, 2019, pursuant to which, in the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to initiate the domain name dispute resolution procedure, file a suit to the People’s Court, or initiate an arbitration procedure.

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

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Enterprises

On December 26, 2017, NDRC promulgated the Administrative Measures on Overseas Investments by Enterprises, which took effect as of March 1, 2018. According to this regulation, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of NDRC. On September 6, 2014, MOC promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local branch of MOC. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by the State Administration of Foreign Exchange, or SAFE, on July 13, 2009 and took effect on August 1, 2009, and Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, which was promulgated by SAFE on February 13, 2015 and took effect on June 1, 2015, PRC enterprises must register for overseas direct investment with a local SAFE branch or its authorized banks.

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

Pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (“Circular 56”), which came into force on February 10, 2023 and replaced the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises promulgated on September 14, 2015, before the issuance of foreign loans, enterprises shall first apply to and obtain from NDRC the Certificate of Examination and registration of Foreign Debts Borrowed by Enterprises and shall report the information on the issuance to NDRC within ten business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of more than one year which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including senior bonds, perpetual bonds, capital bonds, medium-term notes, convertible bonds, exchangeable bonds, finance leases, and so forth. In February 2023, NDRC circulated the Guide to the Examination and Registration of Medium and Long-Term Foreign Debt Issued by Enterprises on its official website, according to which, domestic companies (and their controlled overseas companies or branches) who borrowed from foreign companies (including overseas shareholders) a loan for more than one year need to apply to NDRC. However, NDRC has not issued any other further explanation for the implementation of Circular 56.

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

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status before the occurrence of the investment described above. The illegal gains, if any, shall be confiscated. In the event that the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. In the event that the foreign investor fails to make corrections within the specified time limit, the provisions above regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

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

Our corporate headquarters are located in Shenzhen, China. As of December 31, 2023, the approximate gross floor area of our leased properties was 23,309.2 sq. m. in aggregate and we did not have self-held properties. We believe that our existing facilities are generally adequate to meet our current needs, but we may seek additional space as needed to accommodate future growth.

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

For the years ended December 31, 2021, 2022 and 2023, our total revenue amounted to RMB545.6 million, RMB652.0 million and RMB497.9 million (US$70.3 million), respectively, representing a year-over-year increase of 19.5% from 2021 to 2022 and a year-over-year decrease of 23.6% from 2022 to 2023, respectively. For the years ended December 31, 2021, 2022 and 2023, our gross profit amounted to RMB34.5 million, RMB37.4 million and gross loss of RMB15.9 million (US$2.2 million), respectively, representing a year-over-year increase of 8.4% from 2021 to 2022 and a year-over-year decrease of 142.5% from 2022 to 2023, respectively.

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

Our ability to maintain our major customers

The number of our customers were 1299, 1879 and 1,841 as of December 31, 2021, 2022 and 2023, respectively. In addition, average revenue per customer were RMB420 thousand, RMB347 thousand and RMB270 thousand (US$38 thousand) per customer for the year ended December 31, 2021, 2022 and 2023, respectively. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

Our ability to obtain new customers and to increase our revenue per customer

The number of our customers were 1299, 1879 and 1,841 as of December 31, 2021, 2022 and 2023, respectively. In addition, average revenue per customer were RMB420 thousand, RMB347 thousand and RMB270 thousand, (US$38 thousand) per customer for the year ended December 31, 2021, 2022 and 2023, respectively. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

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

Impact of Global Inflationary Pressures

We primarily face two types of inflationary pressures: one is inflation-related economic slowdown, and the other is a rise in fuel prices as a result of inflation. Our business is less affected by the first type of inflationary pressure since substantially all of our business operations are in China, where inflation has been stable over the past three years. In 2021, 2022 and 2023, the inflation rate in China was 0.9%, 2.0% and 2.2%, respectively. However, due to global inflation and tensions between Russia and Ukraine in 2022, the prices of fossil fuel have surged and affected the freight forwarding services section which still relies heavily on fossil fuels to power transportation. With higher fuel prices, costs of freight forwarding services will increase and the demand for cross-border logistics services will be adversely affected. But we expect the pressure of high fuel prices to be limited, as we plan to expand warehouse management services to diversify our service lines to mitigate the impact.

Impact of Supply Chain Disruptions

The outbreak of COVID-19 since the beginning of March 2020 caused widespread shutdown and weakened the financial conditions of our upstream suppliers and downstream customers, which resulted in some disruptions to our business operations. However, as supply chain disruptions in North America and Europe have stimulated global demand for Chinese exports, we, on the other hand, have gained more opportunities to provide cross- border logistics services. Based on the current situation in China, we do not expect a material impact on our results of operations and financial performance to be caused by COVID-19 in the future. The tensions between Russia and Ukraine in 2022 also gave rise to supply chain disruptions in Europe. Our revenue generated from Europe, primarily from freight forwarding services and supply chain management in aggregate, accounted RMB18.6 million, or 3.4% of total revenue, for the year ended December 31, 2021, and RMB42.5 million, or 6.5% of total revenue, for the year ended December 31, 2022, and RMB52.7 million (US$7.4 million), or 10.6% of total revenue, for the year ended December 31, 2023. We will continuously pay close attention to the supply chain disruptions caused by COVID-19 pandemic and the tensions in Ukraine, conduct a further assessment, and take measures to minimize the impact. Except for the impact of COVID-19 pandemic and the tensions in Ukraine, there are no other supply chain disruptions affecting our business.

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

A breakdown of our revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	488,036	89.5%	577,567	88.6%	342,582	48,368	68.8%
Integrated cross-border logistics services	390,229	71.5%	444,336	68.2%	219,652	31,012	44.1%
Fragmented logistics services	97,807	17.9%	133,231	20.4%	94,720	13,373	19.0%
Chartered airline freight services					28,210	3,983	5.7
Supply chain management	53,532	9.8%	69,023	10.6%	152,630	21,550	30.7%
International trading in relation to supply chain management	52,975	9.7%	68,879	10.6%	152,545	21,538	30.7%
Agent services	557	0.1%	144	0.0%	85	12	0.0%
Other value-added services	4,025	0.7%	5,401	0.8%	2,656	375	0.5%
Total revenues	545,593	100.0%	651,991	100.0%	497,868	70,293	100.0%

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

A breakdown of our cost of revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	456,262	89.2%	542,610	88.3%	359,959	50,821	70.0%
Integrated cross-border logistics services	364,104	71.2%	410,926	66.9%	209,070	29,518	40.7%
Fragmented logistics services	92,158	18.0%	131,684	21.4%	124,567	17,587	24.2%
Chartered airline freight services					26,322	3,716	5.1%
Supply chain management	51,929	10.2%	68,536	11.1%	151,379	21,373	29.5%
International trading in relation to supply chain management	51,929	10.2%	68,536	11.1%	151,335	21,367	29.5%
Agent services	-	-	-	-	44	6	0.0%
Other value-added services	2,902	0.6%	3,459	0.6%	2,401	339	0.5%
Total cost of revenues	511,093	100.0%	614,605	100.0%	513,739	72,533	100.0%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by service line for the years indicated is set forth below:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Freight forwarding
Gross profit	31,774	34,957	(17,376)	(2,453)
Gross margin	6.5%	6.1%	(5.1)%	(5.1)%
Supply chain management
Gross profit	1,603	486	1,251	177
Gross margin	3.0%	0.7%	0.8%	0.8%
Other value-added services
Gross profit	1,123	1,943	254	36
Gross margin	27.9%	36.0%	9.6%	9.6%
Total
Gross profit	34,500	37,386	(15,871)	(2,240)
Gross margin	6.3%	5.8%	(3.2)%	(3.2)%

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

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	11,276	52.0%	17,617	48.0%	26,202	3,699	41.0%
Selling expenses	8,956	41.3%	16,033	43.7%	11,943	1,686	18.7%
Provision for credit losses	-	-	938	2.6%	18,217	2,572	28.5%
Impairment charges on long-lived assets	-	-	-	-	5,649	798	8.8%
Lease termination loss	-	-	-	-	479	68	0.8%
Research and development expenses	1,461	6.7%	2,096	5.7%	1,394	197	2.2%

Total operating expenses	21,693	100.0%	36,684	100.0%	63,884	9,020	100%

RESULTS OF OPERATIONS

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	545,593	651,991	497,868	70,293
Cost of revenues	(511,093)	(614,605)	(513,739)	(72,533)
Gross profit	34,500	37,386	(15,871)	(2,240)
Operating expenses:
General and administrative expenses	(11,276)	(17,617)	(26,202)	(3,699)
Selling expenses	(8,956)	(16,033)	(11,943)	(1,686)
Provision for credit losses	-	(938)	(18,217)	(2,572)
Impairment charges on long-lived assets	-	-	(5,649)	(798)
Lease termination loss	-	-	(479)	(68)
Research and development expenses	(1,461)	(2,096)	(1,394)	(197)
Total operating expenses	(21,693)	(36,684)	(63,884)	(9,020)
Operating profit	12,807	702	(79,755)	(11,260)
Other income/(expenses):
Other expense, net	(12)	(206)	(932)	(132)
Foreign exchange gain (loss), net	489	4,407	(1,401)	(199)
Financial expenses, net	(1,358)	(943)	(995)	(140)
Total other income/(expenses), net	(881)	3,258	(3,328)	(471)
Income before income tax expense	11,927	3,960	(83,083)	(11,731)
Income tax (expenses) benefit	(1,703)	(2,582)	2,808	397
Net income	10,224	1,378	(80,275)	(11,334)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues decreased by approximately RMB154.1 million, or 23.6%, from approximately RMB652.0 million for the year ended December 31, 2022 to approximately RMB497.9 million (US$70.3 million) for the year ended December 31, 2023, primarily attributable to the decrease of revenues from our freight forwarding services and other value-added services offset by the increase of revenues from our supply chain management.

Revenues from our freight forwarding services decreased by RMB235.0 million, or 40.7%, from RMB577.6 million for the year ended December 31, 2022 to RMB342.6 million (US$48.4 million) for the year ended December 31, 2023. The decrease was mainly due to the significant decrease in the freight price, both in air and sea freight. In addition, the number of customers decreased by 2% from 1,879 customers for the year ended December 31, 2022 to 1,841 customers for the year ended December 31, 2023. Among the new customers acquired for the year ended December 31, 2023, 55.4% of them are relevant to e-commerce related logistics services. Total revenue from e-commerce related logistics services increased by 11.0% from RMB123.1 million for the year ended December 31, 2022 to RMB136.7 million (US$19.3 million) for the year ended December 31, 2023 reflecting significant growth of e-commerce related logistic services.

Revenues from our supply chain management increased by RMB83.6 million, or 121.1%, from RMB69.0 million for the year ended December 31, 2022 to RMB152.6 million (US$21.5 million) for the year ended December 31, 2023. In 2023, the Group stopped the international trading business of one subsidiary, mainly export product dealing, and set up a new subsidiary with 51% of equity interest, focusing on electronic devices and chips import. Revenue from our supply chain management in 2023 were almost all from this new subsidiary.

Revenues from our other value-added services decreased by RMB2.7 million, or 50.8%, from RMB5.4 million for the year ended December 31, 2022 to RMB2.7 million (US$0.4 million) for the year ended December 31, 2023. The decrease was due to the reduction of revenue from custom brokerage of RMB1.5 million (US$0.2 million) and from intelligent logistic IT services of RMB1.2 million (US$0.2 million).

Cost of Revenues

Our cost of revenues decreased by 16.4% from RMB614.6 million for the year ended December 31, 2022 to RMB513.7 million (US$72.5 million) for the year ended December 31, 2023.

Our cost of revenues for freight forwarding services decreased by approximately RMB182.6 million, or 33.7%, from approximately RMB542.6 million for the year ended December 31, 2022 to approximately RMB360.0 million (US$50.8 million) for the year ended December 31, 2023. Cost of freight charges, representing the main source of our cost of revenue, decreased by RMB201.4 million, or 38.5%, from approximately RMB522.5 million for the year ended December 31, 2022 to approximately RMB321.1 million (US$45.3 million) for the year ended December 31, 2023. The main components of freight charges were the freight and the delivery fees paid to third-party carriers. As the Company decreased sales price more to maintain competitive at market, thus the decrease of cost was not completely in line with the decrease of revenue.

Our cost of revenues for supply chain management increased by approximately RMB82.9 million, or 120.9%, from approximately RMB68.5 million for the year ended December 31, 2022 to approximately RMB151.4 million (US$21.4 million) for the year ended December 31, 2023. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services decreased by approximately RMB1.1 million, or 30.6%, from approximately RMB3.5 million for the year ended December 31, 2022 to approximately RMB2.4 million (US$0.3 million) for the year ended December 31, 2023. The decrease was in line with the reduction of revenue from custom brokerage and IT services.

Gross Profit

Our gross profit (loss) decreased by RMB53.3 million, or 142.5%, from gross profit of RMB37.4 million for the year ended December 31, 2022 to gross loss of RMB15.9 million (US$2.2 million) for the year ended December 31, 2023. For the years ended December 31, 2022 and 2023, our overall gross profit margin was 5.8% and negative 3.2%, respectively.

Gross profit margin of freight forwarding services decreased from 6.1% for the year ended December 31, 2022 to negative 5.1% for the year ended December 31, 2023. The negative gross margin in 2023 was mainly due to gross loss of RMB16.0 million from warehousing services and RMB10.8 million from other logistics services due to insufficient demand and significant decrease in sales prices offset by the gross profit of RMB7.5 million from e-commerce related logistic services and RMB1.9 million of chartered carrier transport services. We are seeking to reduce our warehousing spaces in 2024 to mitigate the loss. At the same time, we will put more effort to further develop e-commerce related logistic services.

Gross profit margin of our supply chain management increased from 0.7% for the year ended December 31, 2022 to 0.8% for the year ended December 31, 2023, attributable to the electronic devices and chips business from our newly set up subsidiary in July 2023.

Gross profit margin of our other value-added services decreased from 36.0% for the year ended December 31, 2022 to 9.6% for the year ended December 31, 2023 mainly due to the significant decrease of the sales price of custom brokerage.

Operating Expenses

Our operating expenses increased from RMB36.7 million for the year ended December 31, 2022 to RMB63.9 million (US$9.0 million) for the year ended December 31, 2023, representing a year-over-year increase of 74.1%. This increase was primarily attributable to the increases in our general and administrative expenses, provision for credit losses, impairment charges on long-lived assets, and lease termination loss offset by decrease in our selling expenses and research and development expenses.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses decreased by 25.5% from RMB16.0 million for the year ended December 31, 2022 to RMB11.9 million (US$1.7 million) for the year ended December 31, 2023, which was primarily attributable to (i) a decrease of RMB2.0 million (US$0.3 million) of customer acquisition costs, including RMB0.2 million of travel expenses and RMB1.8 million (US$0.3 million) business promotion and entertainment expenses; (ii) a decrease of RMB1.3 million (US$0.2 million) in payroll expenses; (iii) a decrease of RMB0.5 million (US$0.1 million) of leasehold improvement expenses for offices set up in 2022; and (iv) a decrease of other selling expenses due to less selling and marketing activities.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses increased by 48.7% from RMB17.6 million for the year ended December 31, 2022 to RMB26.2 million (US$3.7 million) for the year ended December 31, 2023, which was primarily attributable to (i) an increase of RMB3.4 million (US$0.5 million) in professional expenses for consulting and auditing services; (ii) an increase of RMB1.9 million of travel and ceremony expenses related to our IPO in 2023; (iii) an increase of RMB2.3 million in staff costs due to an increase of employee headcounts resulting from establishment of two new subsidiaries Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd in China and Joyed Logistics Service Inc. in U.S. and an increase in severance fees as a result of our strategic change of some business lines; and (iv) an increase of RMB1 million in office expenses for software and cloud upgrade.

Provision for credit losses

Provision for credit losses consisted of bad debt allowance net of reversal, against (i) accounts receivable, (ii) contract assets and (iii) prepaid expenses and other current asset, net. We adopted ASU 2020-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments starting from January 1, 2023. Based on the new standard, we used expected loss model to assess the provision of bad debt allowance against accounts receivables, other receivables and contract assets. As a result, we recorded bad debt allowance of RMB18.2 million (US$2.6 million) for the year ended December 31, 2023, which mainly consisted of allowance of (i) RMB3.4 million (US$0.5 million) of accounts receivable with aging over 180 days; (ii) RMB6.2 million (US$0.9 million) of over due accounts receivable and RMB3.7 million (US$0.5 million) deposit with a customer; (iii) RMB3.8 million (US$0.5 million) loan from a third party. For the year ended December 31, 2022, we recorded RMB0.9 million of bad debt allowance.

Impairment charges on long-lived assets

Impairment charges on long-lived assets consisted of impairment of property and equipment of RMB2.4 million (US$0.3 million) and operating right-of-use assets of RMB3.2 million (US$0.5 million). During the year ended December 31, 2023, there was a triggering event of negative cash flows and operating losses that indicated the carrying amounts of our long-lived assets may not have been recoverable. We performed an assessment and recognized the impairment charges on long-lived assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. No impairments of long-lived assets were recognized as of December 31, 2022.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses decreased slightly by 33.5% from RMB2.1 million for the year ended December 31, 2022 to RMB1.4 million (US$0.2 million) for the year ended December 31, 2023. Our research project was mainly due to more investment for maintenance and inspection of equipment for research activities, and offset by reduce of staff of research and development department.

Other expenses, net

Other expenses consisted of Interest expenses, foreign exchange gain or loss, non-operating income, and non-operating expenses. We had other income, net of RMB3.3 million for the year ended December 31, 2022, while had other expenses, net of RMB3.3 million (U$0.5 million) for the year ended December 31, 2023.

Other expenses, net increased by 352.6% from RMB0.2 million for the year ended December 31, 2022 to RMB0.9 million (US$0.1 million) for the year ended December 31, 2023, which was mainly due to an increase of loss from disposal of intangible assets and property and equipment of RMB0.7 million (US$0.1 million).

Foreign exchange loss, net increased by 131.8% from foreign exchange gain of RMB4.4 million for the year ended December 31, 2022 to foreign exchange loss of RMB1.4 million (US$0.2 million) for the year ended December 31, 2023, which was primarily attributable to the significant fluctuation of the exchange rate between the dates of record and the dates of settlement for operating activities.

Interest expenses, net slightly increased by 5.5% from RMB0.9 million for the year ended December 31, 2022 to RMB1.0 million (US$0.1 million) for the year ended December 31, 2023 since majority of the new bank borrowings and loans were made in the last quarter of 2023.

Income taxes

Our income tax expense decreased by RMB5.4 million, or 208.7%, from income tax expense of RMB2.6 million for the year ended December 31, 2022 to income tax benefit of RMB2.8 million (US$0.4 million) for the year ended December 31, 2023 as a result of a loss incurred in 2023.

Net income

As a result of the foregoing, our net income decreased by RMB81.7 million, or 5,925.9%, from net income of RMB1.4 million for the year ended December 31, 2022 to net loss of RMB80.3 million (US$11.3 million) for the year ended December 31, 2023.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by/ (used in) operating activities	4,240	(15,232)	(44,222)	(6,244)
Net cash used in investing activities	(635)	(5,729)	(4,444)	(627)
Net cash provided by financing activities	12,946	9,334	48,191	6,804
Effect of foreign exchange rate changes	10	(200)	(1,360)	(192)
Net increase/ (decrease) in cash and cash equivalents and restricted cash	16,561	(11,827)	(1,835)	(259)
Cash and cash equivalents and restricted cash at beginning of year	23,706	40,267	28,440	4,015
Cash and cash equivalents and restricted cash at end of year	40,267	28,440	26,605	3,756

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financing and capital contributions from our existing shareholders.

As of December 31, 2023, we had cash of RMB26.6 million (US$3.8 million) and working capital deficit of approximately RMB27 million (US$3.8 million). We have funded our operations and capital needs primarily through the net proceeds received from issuance of new shares, capital contributions, the issuance of related party loans and loans from third parties. As of the date of issuance of the report, we had approximately RMB13.9 million (US$2.0 million) of shareholder loan outstanding.

We intend to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain equity financing by issuance of new shares at public market and (6) seek for certain credit facilities. Based on the approved management plan and shareholder financing, the Company concluded that substantial doubt is raised but is alleviated by management’s Plans.

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from the outside of China is (i) approximately RMB63.2 million (US$8.9 million) as of December 31, 2023 under the total investment minus registered capital approach as foreign-invested companies; or (ii) approximately RMB55.1 million (US$7.8 million) as of December 31, 2023 under the net asset approach.

We are able to use all of the net proceeds from our initial public offering for investment in our PRC operations by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Dividend Distributions” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Funds Transfer to PRC Subsidiaries.” Therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations.

Operating activities

For the year ended December 31, 2023, our net cash used in operating activities was RMB44.2 million (US$6.2 million), which was attributable to (i) a loss adjusted after non-cash items of RMB47.6 million (US$6.7 million); (ii) an increase of RMB19.8 million (US$2.8 million) in accounts receivable primarily due to the increase of revenue in the last quarter of 2023; (iii)an increase of RMB4.8 million (US$0.7 million) in prepaid expenses and other current assets, RMB0.2 million (US$0.02 million) in other receivable to related parties, and RMB1.0 million (US$0.1 million) in refundable deposit as we made prepaid deposits for chartered airlines and VAT taxes; (iv) a decrease of operating lease liabilities of RMB7.6 million (US$1.1 million) for rent payments; and (v) a decrease of RMB0.8 million (US$0.1 million) in accounts payable to related parties and RMB1.6 million (US$0.2 million) in tax payable due to payments to related party vendors and income tax payments for 2022; and was offset by (i) an increase of accounts payable of RMB21.7 million (US$3.1 million) associated with the expenses to third party transportation vendors and accrued expenses and other current liabilities of RMB3.3 million (US$0.5 million) for payments of advances to employees, for daily operational expenses and transportation deposits (ii) an increase of accounts payable to related parties of RMB7.3 million (US$1.0 million ) and contract liabilities of RMB2.8 million (US$0.4 million) for advances received from customers; and (iii) an decrease of RMB2.4 million (US$0.3 million) in contract assets and RMB1.7 million (US$0.2 million) in accounts receivable from a related party due to collection.

For the year ended December 31, 2022, our net cash used in operating activities was RMB15.2 million, which was primarily attributable to (i) a decrease of RMB53.6 million in accounts payable to related parties and RMB23.8 million in accounts payable to third parties as we made payments to Cargo Link Logistics HK Company Ltd. and our suppliers for freight services and other services; and (ii) a decrease of operating lease liabilities of RMB10.8 million and accrued expenses and other current liabilities of RMB3.0 million for payments of advances to employees, for daily operational expenses and transportation deposits; and was offset by (i) a decrease of accounts receivable of RMB55.9 million for collection; and (iii) a decrease of prepaid expenses and other current assets, net of RMB10.1 million associated with receipts of goods and service that reduced advances to supplies.

For the year ended December 31, 2021, our net cash provided by operating activities was RMB4.2 million, which was primarily attributable to (i) net income of RMB10.2 million; (ii) an increase of RMB39.4 million in accounts payable to related parties as we purchased more freight services from Cargo Link Logistics HK Company Ltd. and Winpass Logistics (HK) Co. Limited; (iii) an increase of accounts payable of RMB22.1 million and contract liabilities of RMB5.9 million; (iv) an increase of accrued expenses and other current liabilities of RMB2.9 million for transportation deposits and advances to employees; and (v) a decrease of accounts receivable from related parties of RMB2.8 million for collection; and was offset by (i) an increase of accounts receivable of RMB53.6 million and contract assets of RMB2.6 million as we achieved business growth and more sales; (ii) an increase of prepaid expenses and other current assets, net of RMB21.8 million as we made prepaid service fees for chartered airlines and advance payments for goods for international trading; (iii) a decrease of tax payable of RMB0.8 million for payments of taxation; and (iv) a decrease of other payable to shareholders of RMB0.7 million for payments of reimbursement.

The average receivable balance decreased by 30.5%, from 2022 to 2023, and revenue decreased by 23.6% from 2022 to 2023, resulting in the average days sales in receivables decreased from 33 days in 2022 to 30 days in 2023. This is mainly due to the development of e-commerce related logistics services, accounting for 18.9% of total revenue in 2022 and 27.5% of total revenue in 2023, respectively, the customers of which have shortened payment terms. The average payable balance decreased by 42.7%, from 2022 to 2023, and revenue decreased by 23.6% from 2022 to 2023, resulting in the average days sales in payable decreased from 35 days in 2022 to 26 days in 2022. The decrease was attributing to more chartered airline freight services in 2023 which required payments to be made in advance.

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

Investing activities

For the years ended December 31, 2023, our net cash used in investing activities was RMB4.4 million (US$0.6 million), which was primarily attributable to the purchase of property, equipment and software. The RMB4.4 million (US$0.6 million) capital expenditure was mainly invested in electronic equipment, furniture and machinery used in our new office buildings and warehouses in 2023.

For the year ended December 31, 2022, our net cash used in investing activities was RMB5.7 million , which was primarily attributable to the prepayment of acquisition deposit of RMB3.6 million for acquiring a business and for the purchase of property and equipment of RMB2.2 million. The RMB2.2 million capital expenditure was mainly invested in electronic equipment and machinery used in our four newly invested subsidiaries and branches to explore different geographic markets in 2022.

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

Financing activities

For the year ended December 31, 2023, our net cash provided by financing activities was RMB48.2 million (US$6.8 million), which was primarily due to (i) proceeds from shares issued in IPO and 2022 of RMB73.1 million (US$10.3 million); (ii) proceeds from bank short-term borrowings of RMB31.8 million (US$4.5 million); (iii) proceeds from loans provided by related parties of RMB6 million (US$0.8 million) and from a shareholder for RMB0.8 million (US$0.1 million); (iv) proceeds from loans provided by a third party of RMB2.8 million (US$0.4 million); and (v) proceeds from capital injection from non-controlling shareholders of RMB2.5 million (US$0.3 million) and was offset by (i) payment for reorganization of RMB35 million (US$4.9 million); (ii) repayments of bank short-term borrowings of RMB21.0 million (US$3.0 million) and of bank long-term borrowings of RMB0.6 million (US$0.1 million); (iii) payments of RMB9.3 million (US$1.3 million) for IPO related costs; and (iv) repayments of a loan to a related party of RMB3.0 million (US$0.4 million).

For the year ended December 31, 2022, our net cash provided by financing activities was RMB9.3 million, which was primarily due to (i) proceeds from shareholders’ contribution of RMB24.7 million; (ii) proceeds from bank short-term borrowings of RMB18.0 million and from bank long-term borrowings of RMB5.0 million; (iii) proceeds from loans provided by shareholders for RMB6.3 million; (iv) proceeds from loans provided by third parties of RMB5.6 million; (v) proceeds from a loan provided by a related party of RMB0.5 million; (vi) an increase of other payables to related parties of RMB0.6 million for constructive disbursement; and (vii) proceeds from capital injection from noncontrolling shareholders of RMB0.2 million and was offset by (i) repayments of bank short-term borrowings of RMB14.1 million and of bank long-term borrowings of RMB4.5 million; (ii) repayments of loans to third parties of RMB10.4 million; (iii) repayments of loans to shareholders of RMB8.9 million; (iv) payments for dividend distribution of RMB6.2 million; (v) payments for deferred offering costs of RMB5.4 million; and (vi) repayments of loans to related parties of RMB2.1 million.

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

Capital Expenditures

We made capital expenditures of RMB0.6 million, RMB2.2 million and RMB4.4 million (US$0.6 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Our capital expenditures consisted primarily of expenditures related to the expansion of our new offices and logistics equipment. We plan to fund our future capital expenditures with our existing cash balance and proceeds from debt and equity financing. We will continue to make capital expenditures to meet the expected growth of our business.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB	RMB	RMB	RMB
Operating lease payment	14,023,293	8,806,671	3,405,098	1,811,524
Bank borrowings	30,003,498	30,003,498	-	-
Loan from a related party	3,000,000	3,000,000	-	-
Loans from a third party	2,833,080	-	2,833,080	-
Loan from a shareholder	823,265	-	823,265	-
Total	50,683,136	41,810,169	7,061,443	1,811,524

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

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

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate retained earnings as determined under PRC accounting standards as of December 31, 2023. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2023, our reserve fund did not reach 50% of the registered capital of our subsidiaries.

As of December 31, 2023, our PRC subsidiaries had RMB5.8 million (US$0.8 million) of restricted net asset, respectively.

On February 8, 2022 and February 28, 2022, Shenzhen Jiayuda E-Commerce Technology Co., Ltd and Shenzhen Jiayuda Global Supply Chain Co., Ltd. declared RMB2.4 million cash dividend and RMB7.4 million cash dividend respectively, to its then shareholders and its holding company, Shenzhen Jayud Logistics Technology Co., Ltd. On March 15, 2022, Shenzhen Jayud Logistics Technology Co., Ltd declared RMB9.0 million of dividend to its then shareholders. Out of the total dividend declared, RMB6.8 million (US$1.0 million) was inter-group dividend, and RMB11.9 (US$1.7 million) was to individual shareholders. Historically, Shenzhen Jayud Logistics Technology Co., Ltd. has also received equity financing from its then shareholders to fund business operations of our PRC subsidiaries. For the years ended December 31, 2022 and 2023, one of our Hong Kong subsidiary, Jayud Global Logistics (Hong Kong), transferred cash proceeds of nil and RMB7.1 million (US$1 million) to Shenzhen Jayud Logistics Technology Co., Ltd as an investment. For the years ended December 31, 2022 and 2023, we transferred cash proceeds of RMB1.0 million to two of our Hong Kong subsidiaries, Sky Pacific Logistics HK Company Limited (“Sky Pacific”) and HongKong Jayud International Logistics Company Limited (“HK Jayud International”) and RMB1.9 million (US$0.3 million) to HK Jayud International and Joyed Logistics Services Inc. for the settlement of intercompany transactions .In the future, most cash proceeds raised from overseas financing activities, may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries that receive such cash proceeds then will transfer funds to their respective subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds are received by Jayud Global Logistics Limited, our holding company, at the closing of our financing, subject to the cash demand of our PRC and Hong Kong subsidiaries, the funds can be transferred to our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to Jayud Global Logistics (Hong Kong) Limited in accordance with the laws and regulations of the PRC, and then Jayud Global Logistics (Hong Kong) Limited will transfer the dividends up to Jayud Global Logistics Limited, and the dividends will be distributed from Jayud Global Logistics Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross-border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China and Hong Kong. In utilizing the proceeds from our initial public offering, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. See “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information — D. Risk Factors —Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after our initial public offering. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this annual report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. However, as long as we are compliant with the procedures for approvals from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. We currently do not have any cash management policy that dictates the transfer of cash between our subsidiaries. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations Relating to Foreign Exchange” for details of such procedures.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 1.5%, 1.8% and 2.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

From January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

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

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our consolidated financial statements are described below, which should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumption

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable, net; and (iii) income taxes. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) the allowance of credit loss for accounts receivables, contract assets and prepaid expenses and other current asset, (ii) impairment of long-lived assets, (iii) valuation allowance of deferred tax assets

The allowance of credit loss for accounts receivables and contract assets

Accounts receivables are recorded net of an allowance for credit losses. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. The allowance for credit losses for accounts receivable was RMB1,185,328 and RMB10,196,104 (US$1,439,579) as of December 31, 2022 and 2023, respectively. The allowance for credit losses for contract assets was RMB nil and RMB39,847 (US$5,626) as of December 31, 2022 and 2023, respectively.

The allowance for credit losses for prepayments and other assets

Prepayment and other assets primarily consist of Deposits, advances to suppliers, Tax/expenses paid on behalf of clients, Loan & interest receivable and Other receivables. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. The allowance for credit losses were RMB 237,704 and RMB 8,973,447 (US$1,266,953) as of December 31, 2022 and 2023, respectively.

Impairment of long-lived assets

All long-lived assets of the Company, which include tangible long-lived assets, right-of-used assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance. The key assumptions and estimates include projections of future operating results and cash flows of each asset group that are based on internal budgets and strategic plans, historical performance and growth rate, and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each asset group that could result in an impairment charge to reduce the carrying value of long-lived assets, which could be material to our financial position and results of operations.

We recorded nil and RMB 5,648,685 (US$797,533) impairment of long-lived assets for the years ended December 31, 2022 and 2023, respectively.

Valuation allowance of deferred tax assets

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more likely than not that a portion of or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB 1,825,262 and RMB 12,738,069 (US$1,798,476) were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2022 and 2023. As of December 31, 2022 and 2023, there were approximately RMB 19,911,703 and RMB 66,331,529 net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2024 to 2028.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xiaogang Geng	51	Founder, Chairman, Director and Chief Executive Officer
Dun Zhao	42	Director and Chief Marketing Officer
Feiyong Li	42	Independent Director
Steven Gu	46	Independent Director
Jian Wang	46	Independent Director
Lin Bao	51	Chief Financial Officer
Jianhong Huang	41	Chief Operating Officer

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

Mr. Steven Gu has served as an independent director since March 31, 2023. Mr. Gu is both a licensed Certified Public Accountant, or CPA, in the state of Georgia and a New York registered attorney with more than 15 years of experience in tax and accounting. Mr. Gu has worked with businesses from startups to established middle-market corporations and Fortune 500 companies and he is currently a member of Georgia Asian Pacific American Bar Association, and Georgia Society of CPAs. He served as council member for Metro Atlanta Chamber of Commerce, and Technology Association of Georgia. From 2020 to 2023, Mr. Gu served as fractional chief financial officer for multiple companies including software-as-a-service technology and e-commerce sectors, where he navigated tax laws and accounting rules and coordinated with entrepreneurs. From 2015 to 2018, Mr. Gu worked in several local accounting firms before he started his own CPA practice. Mr. Gu previously worked in the M&A Tax Department at KPMG USA LLP from 2006 to 2014, where he worked on numerous deals including sell-side and buy-side M&A, leveraged buyouts, bankruptcy works, carve-out and IPOs. Mr. Gu received a Bachelor’s Degree in Law from China Southwestern University of Finance and Economics in 1999, a Master’s Degree in Professional Accountancy from West Texas A&M University in 2004 and a Master’s Degree in Tax Law from University of Florida in 2006. We believe that Mr. Gu is qualified to serve as our director based on his extensive accounting experience and tax law background.

Mr. Jian Wang has served as an independent director since March 31, 2023. Mr. Wang has been the executive director of China South City Group Huacaitong Digital Technology (Shenzhen) Co., Ltd. since 2021. Mr. Wang has over 20 years of working experience in the logistics industry and is proficient in the application of logistics technologies. He is familiar with business operation of inventory management, logistics management, warehousing management, and supply chain finance. Mr. Wang has expertise in cross-border e-commerce logistics, settlement and finance. Mr. Wang previously served as the vice president of eBao Network Technology Co., Ltd. from 2019 to 2023 and the vice general manager of the south China region at Cainiao Network Technology Co., Ltd. from 2017 to 2019. From 2001 and 2017, Mr. Wang served as the deputy head of the General Office, the head of the Regulations Division and the head of the reform office at Shenzhen Customs District. He received a Bachelor’s Degree in Economics from University of International Business and Economics in 2001 and an MBA Degree from University of Science and Technology of China in 2009. We believe that Mr. Wang is qualified to serve as our director based on his operational experience in the supply chain industry and his expertise in logistics technologies.

Ms. Lin Bao has served as our chief financial officer since October 2022. Ms. Bao has over 15 years of experience in accounting and auditing. Ms. Bao has been serving as the independent director of Aimei Health Technology Co., Ltd since December 2023, independent director of SunCar Technology Group Inc. since May 2023, and Cetus Capital Acquisition Corp. since January 2023. She served as a chief financial officer of Eagsen, Inc. from 2020 to 2022. Before Eagsen, Inc. was set up, Ms. Bao served as a chief financial officer of Shanghai Eagsen Intelligent Co., Ltd. from 2019 to 2020. From 2018 to 2019, she served as a chief financial officer of Jufeel International Group. From 2015 to 2018, Ms. Bao worked as an independent consultant to provide accounting advisory services for China-based companies. She also served as a chief financial officer of Balintimes Online Media Ltd. from 2014 to 2015 in China. From 2011 to 2014, she served as the VP Finance of Cathay Forest Products Corp. During the three years from 2008 to 2011, Ms. Bao served as the corporate controller of Arehada Mining Ltd. and from 2008 to 2010, she concurrently served as the corporate controller of Changfeng Energy Inc. From 2005 to 2008, she worked as a senior auditor in Ernst & Young LLP in Toronto, Canada. From 1994 to 2000, Ms. Bao served as the account manager of China Tuhsu Sunry Development Co. Ltd. She received a Bachelor’s Degree in Accountancy from Concordia University in Montreal, Canada in 2004 and she graduated with a Bachelor’s Degree in Japanese from Beijing Second Foreign Language University in 1994. Ms. Bao is a CPA in the United States, a Canadian Chartered Professional Accountant and a CPA in Hong Kong.

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

For the year ended December 31, 2023, we paid an aggregate of approximately RMB2.9 million (US$0.4 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Clawback Policy

In April 2024, we adopted a Clawback Policy in compliance with the SEC rules and The Nasdaq Stock Market listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

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

As of December 31, 2023, we had 175 full time employees, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
Function	Number	% of Total Employees
Management	8	4.6%
Warehousing service department	14	8.0%
Custom brokage department	21	12%
Key account service department	14	8.0%
Operational department	37	21.1%
IT department	5	2.9%
Human resources department	6	3.4%
Financial department	24	13.7%
Sales and marketing department	46	26.3%

Total	175	100.0%

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Purchases and/or provision of logistics services, products and rent. For the years ended December 31, 2021, 2022 and 2023, we purchased logistics services, products, equipment and acquired rent amounting to RMB193.0 million, RMB123.3 million and RMB77.2 million (US$10.9 million), respectively, from certain related parties. For the years ended December 31, 2021, 2022 and 2023, we provided logistics services amounting to RMB14.1 million, RMB2.5 million and RMB0.2 million (US$0.03 million), respectively, to certain related parties.

Loans from certain directors, executive officers and principal shareholders. For the years ended December 31, 2021, 2022 and 2023, we borrowed loans amounting to RMB6.2 million, RMB6.3 million and RMB6.8 million (US$1.0 million), respectively, from certain of our directors, executive officers and principal shareholders. As of December 31, 2023, we had RMB3.8 million (US$0.5 million) such loans outstanding.

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

Dividend Policy

As of December 31, 2022 and 2023, the balance of dividend payable was approximately RMB6.9 million and RMB6.9 million (US$1.0 million), respectively. In February 2022 and March 2022, our subsidiaries declared cash dividends in the amount of approximately RMB11.9 million (US$1.7 million). As of the date of this annual report, we have paid cash dividends of approximately RMB7.5 million (US$1.0 million) in total. We have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of PacGate Law Group, our PRC counsel.

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

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares, as described under “Taxation—PRC Taxation”. If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

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

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A ordinary shares may be subject to tax in the PRC, as described under “Taxation—PRC Taxation”. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

We incurred and recognized foreign currency exchange gain of approximately RMB0.5 million, foreign currency exchange gain of approximately RMB4.4 million and foreign currency exchange loss of approximately RMB1.4 million (US$0.2 million) in 2021, 2022, and 2023, respectively, as a result of changes in the exchange rate.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective due to three material weaknesses in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are “emerging growth companies” which we are, are not required to provide the auditor attestation.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements, as of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The three material weaknesses that have been identified relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

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

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to (i) recruitment of a chief financial officer with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) established of an audit committee and internal control department. In addition, we are in the process of (i) setting up formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; (3) enhance risk assessment procedures and system controls. See “Item 3. Key Information—D. Risk Factors – Risks Related to Our Business and Industry – If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

	For the years ended December 31,
	2021	2022	2023
(in thousands)	RMB	RMB	RMB	US$
Audit fees(1)	-	3,103.4	2,656.8	375.1

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management policy designed to protect the confidentiality, integrity, and availability of our critical systems and information.

We have established a comprehensive and multi-layered cybersecurity defense system to effectively address both internal and external cyber threats. We recognize the importance of effective information security management and strives to maintain the confidentiality, integrity and availability of information in the cyberspace. In aspiring to prevent, detect and respond to unauthorized and malicious attacks in the cyberspace, we will identify, prioritize and manage dedicated efforts towards both protection of information and the minimization of risks of unauthorized and malicious access to information in the cyberspace.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors will (i) lead in a direction that minimizes the risk of unauthorized and malicious use, disclosure, potential theft, alteration or damaging effects of our operations while concurrently enabling the sharing of information in cyberspace, and (ii) ensuring that risks to the confidentiality, integrity or availability of Company-owned information assets are managed and appropriately by implementing an information security risk management approach, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jayud Global Logistics Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Form F-1 filed on March 21, 2023 (File No. 333-269871))
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on March 16, 2023 (File No. 333-269871))
2.3	Description of Securities (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (File No. 001-41656) filed with the SEC on May 15, 2023)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.3*	English translation of Share Acquisition Agreement among Shenzhen Jiayuda Logistics Technology Co., Ltd., Jayud Global Logistics Limited, Shenzhen Jiniu International Logistics Co., Ltd. and Guojun Niu dated January 18, 2024
4.4*	English translation of Share Acquisition Agreement among Liangkai Zhu, Shenzhen Jiayuda Logistics Technology Co., Ltd., Jayud Global Logistics Limited, Qingdao Aoyuanda Supply Chain Management Co., Ltd. and Ke Zhu dated January 18, 2024
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Harney Westwood & Riegels
15.2*	Consent of PacGate Law Group
16.1	Letter from Friedman LLP to the U.S. Securities and Exchange Commission dated May 15, 2023 (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-269871) filed with the SEC on May 15, 2023)
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

Date: April 26, 2024

JAYUD GLOBAL LOGISTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jayud Global Logistics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jayud Global Logistics Limited (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations and comprehensive income/(loss), change in shareholders’ equity/(deficit) and cash flows for each of the two years in the period ended December 31, 2022 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

April 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jayud Global Logistics Limited

Opinion on the Consolidated financial statements

We have audited the consolidated statement of income and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended December 31, 2021, and the related notes of Jayud Global Logistics Limited and subsidiaries (collectively, the “Company”) (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operation and its cash flow for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Friedman LLP

We served as the Company’s auditor during 2022.

New York, New York

September 21, 2022

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2022	2023
	RMB	RMB	US$
Assets
Current assets
Cash	27,939,170	26,103,076	3,685,470
Restricted cash	-	501,952	70,870
Accounts receivable, net	30,913,334	41,281,988	5,828,567
Accounts receivable - a related party	1,676,016	-	-
Contract assets	4,460,046	2,023,221	285,657
Prepaid expenses and other current assets, net	12,210,990	12,513,878	1,766,823
Other receivable - related parties	-	164,858	23,276
Total current assets	77,199,556	82,588,973	11,660,663

Non-current assets
Property and equipment, net	2,613,264	1,123,976	158,693
Intangible assets, net	757,959	1,994,868	281,654
Operating right-of-use assets, net	31,403,688	8,992,535	1,269,648
Deferred offering costs	6,326,130	-	-
Deferred tax assets, net	21,563	3,689,514	520,919
Refundable deposits	3,002,260	2,060,734	290,953
Prepayment for acquisition	3,596,823	-	-
Restricted cash	501,071	-	-
Total non-current assets	48,222,758	17,861,627	2,521,867

TOTAL ASSETS	125,422,314	100,450,600	14,182,530

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	14,800,000	25,603,498	3,614,935
Current maturities of long-term borrowing	600,000	4,400,000	621,232
Loans payable - a related party	-	3,000,000	423,567
Accounts payable - third parties	18,147,774	39,804,623	5,619,979
Accounts payable - related parties	7,425,184	6,666,458	941,231
Contract liabilities	1,989,310	4,777,398	674,519
Accrued expenses and other current liabilities	4,217,732	7,485,881	1,056,925
Other payable - related parties	2,477,658	8,516,645	1,202,457
Other payable - shareholders	6,980,836	37,029	5,228
Taxes payable	2,130,432	513,197	72,457
Operating lease liabilities - current	18,079,265	8,806,671	1,243,406
Total current liabilities	76,848,191	109,611,400	15,475,935

Non-current liabilities
Loans payable - a shareholder	-	823,265	116,236
Loans payable - a third party	-	2,833,080	400,000
Long-term borrowing	4,400,000	-	-
Operating lease liabilities – non-current	13,276,535	5,216,622	736,530
Other payables - shareholders -non-current	-	6,937,500	979,499
Deferred tax liabilities	-	760,806	107,418
Total non-current liabilities	17,676,535	16,571,273	2,339,683

Total liabilities	94,524,727	126,182,673	17,815,618

Commitments and contingencies

Shareholders’ Equity
Class A Ordinary shares (par value of US$0.0001 per share;480,000,000 Class A ordinary shares authorized and 13,590,400 and 14,942,623 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2023.)	8,830	9,787	1,382
Class B Ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2022 and 2023.)	4,087	4,087	577
Additional paid in capital	72,691,813	60,423,647	8,531,160
Subscription receivable	(34,823,000)	-	-
Statutory reserves	4,651,141	502,941	71,010
Accumulated deficit	(9,025,668)	(77,454,208)	(10,935,689)
Accumulated other comprehensive loss	(181,546)	(1,541,653)	(217,665)
Total Jayud Global Logistics Limited shareholders’ equity / (deficit)	33,325,657	(18,055,399)	(2,549,225)
Non-controlling interests	(2,428,070)	(7,676,674)	(1,083,863)
Total shareholders’ equity/ (deficit)	30,897,587	(25,732,073)	(3,633,088)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/ (DEFICIT)	125,422,313	100,450,600	14,182,530

The accompanying notes are an integral part of these consolidated financial statements

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	531,451,949	649,450,107	497,671,625	70,265,806
Revenues - related parties	14,141,548	2,541,486	196,575	27,754
Cost of revenues	(318,046,475)	(491,762,767)	(439,153,595)	(62,003,698)
Cost of revenues - related parties	(193,046,047)	(122,842,712)	(74,585,237)	(10,530,622)
Gross profit/(loss)	34,500,975	37,386,114	(15,870,632)	(2,240,760)

Operating expenses
Selling expenses	(8,956,522)	(16,032,550)	(11,943,136)	(1,686,241)
Provision for credit losses	(442,543)	(938,209)	(18,216,749)	(2,572,006)
Impairment charges on long-lived assets	-	-	(5,648,685)	(797,533)
Lease termination loss	-	-	(478,933)	(67,620)
General and administrative expenses	(10,833,186)	(17,616,830)	(26,202,413)	(3,699,495)
Research and development expenses	(1,460,960)	(2,096,317)	(1,394,072)	(196,828)
Total operating expenses	(21,693,211)	(36,683,906)	(63,883,988)	(9,019,723)
Operating profit/(loss)	12,807,764	702,208	(79,754,620)	(11,260,483)

Other income (expenses)
Other expenses, net	(11,599)	(205,903)	(931,896)	(131,574)
Foreign exchange gain (loss) , net	489,268	4,407,133	(1,401,573)	(197,887)
Financial expenses, net	(1,358,586)	(943,324)	(995,245)	(140,518)
Total other income (expenses), net	(880,917)	3,257,906	(3,328,714)	(469,979)

Income before income tax/(loss before income tax benefit)	11,926,847	3,960,114	(83,083,334)	(11,730,462)
(Income tax)/income tax benefit	(1,703,179)	(2,582,217)	2,807,990	396,458
Net income/(loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Less: Net loss attributable to non-controlling interests	(81,640)	(2,510,826)	(7,698,604)	(1,086,959)
Net income/ (loss) attributable to the Jayud Global Logistics Limited’s ordinary shareholders	10,305,308	3,888,723	(72,576,740)	(10,247,045)

Net income/(loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Foreign currency translation difference, net of tax	10,158	(200,146)	(1,360,107)	(192,032)
Total comprehensive income (loss)	10,233,826	1,177,751	(81,635,451)	(11,526,036)
Less: total comprehensive loss attributable to non-controlling interest	(81,640)	(2,510,826)	(7,698,604)	(1,086,959)
Total comprehensive income (loss) attributable to Jayud Global Logistics Limited’s ordinary shareholders	10,315,466	3,688,577	(73,936,847)	(10,439,077)

Net income (loss) per share
Basic and diluted	0.60	0.22	(3.47)	(0.49)
Weighted average shares
Basic and diluted	17,200,000	18,071,233	20,924,500	20,924,500

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/ Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders’	Non-controlling	Total shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	10,790,400	6,880	6,409,600	4,087	12,831,938	-	1,468,823	(8,106,381)	8,442	6,213,789	(77,336)	6,136,453
Provision for statutory reserve	-	-	-	-	-	-	979,039	(979,039)	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	10,305,308	-	10,305,308	(81,640)	10,223,668
Capital injection	-	-	-	-	400,000	-	-	-	-	400,000	-	400,000
Acquisition of non-controlling interest	-	-	-	-	(41,732)	-	-	-	-	(41,732)	41,732	-
Foreign currency translation	-	-	-	-	-	-	-	-	10,158	10,158	-	10,158
Balance as of December 31, 2021	10,790,400	6,880	6,409,600	4,087	13,190,206	-	2,447,862	1,219,888	18,600	16,887,523	(117,244)	16,770,279
Provision for statutory reserve	-	-	-	-	-	-	2,203,279	(2,203,279)	-	-	-	-
Net income (loss)	-	-	-	-	-	-		3,888,723	-	3,888,723	(2,510,826)	1,377,897
Issuance of new shares to third party investors	2,000,000	1,393	-	-	34,821,607	(34,823,000)	-	-	-	-	-	-
Issuance of new shares to service providers	800,000	557	-	-	-	-	-	-	-	557	-	557
Capital injection	-	-	-	-	24,680,000		-	-	-	24,680,000	-	24,680,000
Capital injection by non-controlling interest	-	-	-	-	-	-	-	-	-	-	200,000	200,000
Dividend distribution	-	-	-	-	-	-	-	(11,931,000)	-	(11,931,000)	-	(11,931,000)
Foreign currency translation	-	-	-	-	-	-	-	-	(200,146)	(200,146)		(200,146)
Balance as of December 31, 2022	13,590,400	8,830	6,409,600	4,087	72,691,813	(34,823,000)	4,651,141	(9,025,668)	(181,546)	33,325,657	(2,428,070)	30,897,587

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/ Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders	Non-controlling	Total shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Provision for statutory reserve	-	-	-	-	-	-	(4,148,200)	4,148,200	-	-		-
Net loss	-	-	-	-	-	-	-	(72,576,740)	-	(72,576,740)	(7,698,604)	(80,275,344)
Issuance of new shares - IPO	1,352,223	957	-	-	38,309,168		-	-	-	38,310,125		38,310,125
Reorganization payment			-	-	(35,000,000)	-	-	-	-	(35,000,000)	-	(35,000,000)
Funds received from share issued in 2022	-	-	-	-	-	34,823,000	-	-	-	34,823,000	-	34,823,000
Transfer of deferred offering cost upon completion of IPO	-	-	-	-	(15,938,208)	-	-	-	-	(15,938,208)		(15,938,208)
Issuance of warrant	-	-	-	-	360,874	-	-	-	-	360,874		360,874
Capital injection by non-controlling interest							-	-	-	-	2,450,000	2,450,000
Foreign currency translation	-	-	-	-	-	-	-	-	(1,360,107)	(1,360,107)		(1,360,107)
Balance as of December 31, 2023	14,942,623	9,787	6,409,600	4,087	60,423,647	-	502,941	(77,454,208)	(1,541,653)	(18,055,399)	(7,676,674)	(25,732,073)
Balance as of December 31, 2023 (US$)		1,382		577	8,531,160	-	71,010	(10,935,689)	(217,665)	(2,549,225)	(1,083,863)	(3,633,088)

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	442,543	938,209	18,216,749	2,572,006
Lease termination loss	-	-	478,933	67,620
Depreciation and amortization	688,866	848,664	1,131,796	159,797
Amortization of operating lease right-of-use asset	3,498,048	10,933,292	9,405,893	1,328,009
Losses from disposal of property, equipment and software	52,663	(13,075)	719,165	101,538
Impairment losses of property and equipment	-	-	2,404,009	339,420
Impairment losses of operating lease right-of-use assets	-	-	3,244,676	458,113
Deferred tax expenses	864,072	116,755	(2,907,145)	(410,457)
Changes in operating assets and liabilities
Accounts receivable, net	(53,592,329)	55,931,552	(19,785,995)	(2,793,568)
Accounts receivable - related parties	2,788,565	(1,649,862)	1,676,016	236,635
Contract assets	(2,609,559)	(1,257,013)	2,396,978	338,427
Prepaid expenses and other current asset, net	(21,756,319)	10,069,570	(4,838,558)	(683,152)
Prepaid expenses - a related party	(1,674,157)	1,674,157	(164,858)	(23,276)
Refundable deposits	-	(3,002,260)	(1,000,000)	(141,189)
Accounts payable	22,083,942	(23,753,846)	21,656,849	3,057,711
Accounts payable - related parties	39,435,858	(53,553,469)	(758,726)	(107,124)
Contract liabilities	5,943,100	170,846	2,788,088	393,648
Accrued expenses and other current liabilities	2,884,200	(3,021,321)	3,268,149	461,427
Other payable - shareholders	(659,832)	(71,266)	(6,307)	(890)
Other payable - related parties	-	-	7,316,314	1,032,984
Tax payable	(792,044)	(215,482)	(1,617,237)	(228,336)
Operating lease liabilities	(3,532,276)	(10,755,243)	(7,571,923)	(1,069,073)
Other long-term liabilities	(49,427)	-	-	-
Net cash provided by (used in) operating activities	4,239,582	(15,231,895)	(44,222,478)	(6,243,734)

Cash flows from investing activities:
Prepayment for acquisition	-	(3,596,823)	-	-
Purchase of property, equipment and intangible assets	(634,871)	(2,150,431)	(4,444,392)	(627,500)
Proceeds from disposal of property and equipment	-	18,500	-	-
Net cash used in investing activities	(634,871)	(5,728,754)	(4,444,392)	(627,500)

Cash flows from financing activities:
Proceeds from short-term borrowings	18,000,000	18,000,000	31,805,201	4,490,548
Proceeds from a long-term borrowing	5,000,000	5,000,000	-	-
Repayments of short-term borrowings	(14,810,000)	(14,100,000)	(21,001,703)	(2,965,211)
Repayment of a long-term borrowing	(550,000)	(4,450,000)	(600,000)	(84,713)
Proceeds from loans provided by shareholders	6,245,000	6,295,383	823,265	116,236
Proceeds from loans provided by related parties	2,100,000	500,000	6,000,000	847,135
Loans repayment to shareholders	(3,685,000)	(8,855,383)	-	-
Loans repayment to related parties	(500,000)	(2,112,000)	(3,000,000)	(423,569)
Proceeds from loans provided by third parties	4,800,000	5,631,457	2,833,080	400,000
Loans repayment to third parties	(1,385,355)	(10,431,457)	-	-
Proceeds from shareholder’s contribution	400,000	24,680,000	-	-
Proceeds from IPO	-	-	38,310,125	5,408,972
Proceeds from shares issued			34,823,000	4,916,628
Payments for deferred offering costs	(898,870)	(5,426,702)	(9,251,204)	(1,306,169)
Dividend distribution	-	(6,193,500)	-	-
Reorganization payment	-	-	(35,000,000)	(4,941,616)
Capital injection by a non-controlling interest	-	200,000	2,450,000	345,913
Other payable - related parties	(1,769,615)	596,513	-	-
Net cash provided by financing activities	12,946,160	9,334,311	48,191,764	6,804,154

Effect of exchange rate changes	10,158	(200,146)	(1,360,107)	(192,032)

Net increase (decrease) in cash and cash equivalents and restricted cash	16,561,029	(11,826,484)	(1,835,213)	(259,112)

Total cash and cash equivalents and restricted cash at beginning of the year	23,705,696	40,266,725	28,440,241	4,015,452
Total cash and cash equivalents and restricted cash at end of the year	40,266,725	28,440,241	26,605,028	3,756,340
Restricted cash at end of the year	-	501,071	501,952	70,870
Cash and cash equivalents at end of the year	40,266,725	27,939,170	26,103,076	3,685,470

Supplemental disclosure of cash flow information:
Income tax paid	1,046,305	2,517,406	2,152,341	607,774
Interest expense paid	1,773,998	781,143	884,259	124,848

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	3,603,273	35,873,660	441,168	62,288
Dividend distribution included in Other payable - shareholders	-	6,937,500	6,937,500	979,499
Issuance of new shares with consideration receivable	-	34,823,000	-	-
Issuance of new shares in exchange of services	-	557	-	-
Issuance of warrant as share issue cost	-	-	360,874	50,951

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

As of December 31, 2023, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all owned by the Company through equity investment.

Entity	Controlled by	Date of incorporation	Place of incorporation	Percentage of direct ownership	Principal activities
Jayud Global Logistics (Hong Kong) Limited (“JYD HK”)	Jayud	June 24, 2022	Hong Kong	100%	Wholly foreign owned enterprise
Joyed Logistics Services Inc. (“JYD US”)	Jayud	April 25, 2023	U.S.A.	100%	Freight forwarding
Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”)	JYD HK	July 23, 2015	PRC	100%	Freight forwarding
Hongkong Jayud International Logistics Company Limited (“JYD HKGJHY”)	JYD HK	December 31, 2017	Hong Kong	100%	Agent service
HK XINYX Technology Limited (“HK XYX”)	JYD HK	September 6, 2023	Hong Kong	100%	International trading
Shenzhen Jia Yu Da International Logistics Co., Ltd. And its Tianjin Branch, Guangzhou Branch, Qingdao Branch and Ningbo Branch (“JYD SZGJHY”)	JYD WLKJ	June 19, 2011	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”)	JYD WLKJ	September 18, 2009	PRC	100%	International trading
Xuchang Jayud Supply Chain Management Co., Ltd (“JYD XC”)	JYD WLKJ	May 6, 2021	PRC	100%	Freight forwarding
Shenzhen Jiayuda Customs Declaration Co., Ltd. (“JYD BG”)	JYD WLKJ	September 14, 2015	PRC	100%	Customs brokerage
Shenzhen XIN YU Xiang Import & Export Co., Ltd. (“JYD XYX”)	JYD WLKJ	October 26, 2011	PRC	100%	International trading
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd (“JYD RHTD”)	JYD XYX	July 31, 2023	PRC	51%	International trading
Shenzhen Jiayuda Global Supply Chain Co., Ltd. (“JYD HQ”)	JYD WLKJ	April 23, 2014	PRC	100%	Freight forwarding
Sky Pacific Logistics HK Company Limited (“TPYHK”)	JYD HQ	March 2, 2016	Hong Kong	67%	Agent service
Shenzhen Jiayuda E-Commerce Technology Co., Ltd (“JYD DS”)	JYD WLKJ	April 1, 2021	PRC	100%	Freight forwarding
Nanjing Jiayuda Logistics Co., Ltd. And its Nantong Branch, Xiamen Branch, and Danyang Branch (“JYD NJWL”)	JYD WLKJ	February 12, 2018	PRC	100%	Freight forwarding
Shaanxi JiaYuda Supply Chain Management Co., Ltd. (“JYD SXGYL”)	JYD WLKJ	March 27, 2018	PRC	100%	Freight forwarding
Cargo Link Company Limited (“JYD SHWL”)	JYD WLKJ	November 10, 2021	PRC	51%	Freight forwarding
Shenzhen Jayud Yuncang Technology Co., Ltd. (“JYD YCKJ”)	JYD WLKJ	July 25, 2022	PRC	52%	Warehousing

(b) Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) under the laws of Hong Kong, PRC, as its direct wholly-owned subsidiary, on June 24, 2022. In September 2022, JYD HK directly invested in JYD WLKJ as its direct wholly-owned subsidiary and resulted in payment of RMB 35Mil for share purchase from initial shareholders.

Since the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in September 2022, as described above, the reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

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

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont.)

(c) Changes of non-controlling interests

In October 2021, JYD WLKJ set up JYD SHWL with non-controlling shareholders and obtained 51% equity interest of JYD SHWL. (Note 2(x))

In July 2022, JYD WLKJ set up JYD YCKJ with a non-controlling shareholder and obtained 52% equity interest of JYD YCKJ. (Note 2(x))

In July 2023, JYD XYX set up JYD RHTD with a non-controlling shareholder and obtained 51% equity interest of JYD RHTD. (Note 2(x))

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

(c) Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to the allowance of credit loss for accounts receivables, contract assets, and prepaid expenses and other current asset, the impairment of long-lived assets, and the valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Translation adjustments arising from these are reported as foreign currency translation adjustments RMB10,158 , RMB200,146 and RMB1,360,107 (US$192,032) for the years ended December 31, 2021, 2022 and 2023, respectively and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing the index rates stipulated by the Bank of China:

HKD against RMB	December 31, 2021	December 31, 2022	December 31, 2023
Year-end spot rate	HKD1=RMB0.8168	HKD1=RMB0.8899	HKD1=RMB0.9056
Average rate	HKD1=RMB0.8327	HKD1=RMB0.8578	HKD1=RMB0.8999

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of income and comprehensive income. The Group incurred and recognized foreign currency exchange gain of RMB489,268 and RMB4,407,133 for the years ended December 31, 2021 and 2022, foreign currency exchange loss of RMB1,401,573(US$197,887) for the years ended December 31, 2023, respectively, as a result of changes in the exchange rate.

(e) Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB7.0827 on December 31, 2023, representing the middle rate as set forth in the statistical release of the Bank of China as of December 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

(g) Cash and Restricted Cash

Cash consists of cash on hand and cash in bank. The Group maintains cash with various financial institutions primarily in China. As of December 31, 2022 and 2023, balances of cash were RMB27,939,170 and RMB26,103,076 (US$3,685,470 ), respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted cash represents Demand Bank Guarantee for an international express company. Under the Demand Bank Guarantee, the Company need to deposit RMB500,000 into the bank account in the Bank of China and the cash deposited is restricted for use to make the payments to the international express company under the two-year Air Freight Agency Agreement between the Company and the express company. The term of the Demand Bank Guarantee is from March 2022 to January 2024. In January 2024, RMB501,952 (US$70,870) was released, which consisted of principal of RMB500,000 (US$70,595) and accumulated interests of RMB1,952 (US$275).

(h) Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward looking information to better inform their credit loss estimates. This ASU has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. The standard will replace today’s incurred loss approach with an expected loss model for instruments measured at amortized cost. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. This ASU is effective for public entities for annual and interim periods beginning after December 15, 2019, and effective for all other entities for annual and interim periods beginning after December 15, 2022. The Group, as an EGC, adopted the guidance starting from January 1, 2023. The Group using the modified retrospective transition method, which had no effect on the opening balance of accumulated deficit on January 1, 2023.

The allowance for doubtful accounts as of December 31, 2022 and 2023 was RMB1,185,328 and RMB10,196,104 (US$1,439,579), respectively.

(i)  Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives with an estimated residual value of the assets as follows:

Category	Estimated useful lives
Motor vehicles	4 - 5 years
Electronic equipment	1 - 5 years
Machinery	5 years
Other equipment	5 years

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(i)  Property and equipment, net (cont.)

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income in other income or expenses. See Note 6 - Property and Equipment, net in the Notes to Consolidated Financial Statements for additional information related to the impairment charge during the year ended December 31, 2023.

(j) Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The intangible assets of the Group mainly represent the software for operating activities. Intangible assets are amortized using the straight-line basis over the estimated useful live of the asset as follows:

Category	Estimated useful lives
Software	5 - 10 years

(k) Refundable deposits

Refundable deposits represent the deposits made for long-term leases and deposits to vendors. These deposits are interest free and will be refunded at the end of the lease and cooperation. Since the leases and cooperation contracts have the term over one year, these deposits are classified as long term assets.

(l) Prepayment for acquisition

The prepayment for acquisition is the payment made to acquire a business. These amounts are refundable and interest free if the acquisition was successfully completed. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

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

During the year ended December 31, 2023, there was a triggering event of negative cash flows and operating losses at the freight forwarding and warehousing assets group level that indicated the carrying amounts of the Company’s long-lived assets may not have been recoverable. In accordance with ASC 360, regarding the long-lived assets, we performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was not recoverable. Accordingly, the Group then performed an analysis to estimate the fair value of the other long-lived assets and concluded that property and equipment and right-of-use (ROU) assets were subject to impairment. As of December 31, 2023, the Group’s property and equipment and ROU assets mainly included machinery, equipment, vehicles, leasehold improvement and operating office and warehouse leases. For the year ended 2023, the Group recognized an impairment charge of RMB2.4 million (US$0.3 million) against the property and equipment, RMB3.2 million (US$0.5 million) against the right-of-use (ROU) assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. No impairments of long-lived assets were recognized as of December 31, 2022.

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Fair value measurement (cont.)

Financial assets and liabilities of the Group primarily consisted of cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of December 31, 2022 and 2023, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

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

The following table identifies the disaggregation of the Group’s revenue for the years ended December 31, 2021, 2022 and 2023, respectively:

	FY 2021		FY 2022		FY 2023
Revenue Categories	(RMB)%		(RMB)%		(RMB)	(US$)%
Type A: Freight forwarding services	488,036,905	89.5%	577,567,025	88.6%	342,582,431	48,368,903	68.8%
- Integrated cross-border logistics	390,229,299	71.5%	444,335,722	68.2%	219,651,690	31,012,423	44.1%
- Fragmented logistics	97,807,606	18.0%	133,231,303	20.4%	94,720,210	13,373,461	19.0%
- Chartered airline freight services	-	-	-	-	28,210,531	3,983,019	5.7%
Type B: Supply chain management	53,531,895	9.8%	69,022,899	10.6%	152,630,138	21,549,711	30.7%
- International trading in relation to supply chain management	52,974,861	9.7%	68,878,594	10.6%	152,544,744	21,537,654	30.7%
- Agent services	557,034	0.1%	144,305	0.0%	85,394	12,057	0.0%
Type C: Other services	4,024,697	0.7%	5,401,669	0.8%	2,655,631	374,946	0.5%
- Customs brokerage	2,750,027	0.5%	4,098,297	0.6%	2,544,116	359,201	0.5%
- Software development	1,274,670	0.2%	1,303,372	0.2%	111,515	15,745	0.0%
Total	545,593,497	100.00%	651,991,593	100.00%	497,868,200	70,293,560	100.0%

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p) Revenue recognition (cont.)

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2021, 2022 and 2023, respectively.

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
	RMB	RMB	RMB	US$
Point in time	53,531,895	71,448,443	158,069,415	22,317,678
Over time	492,061,602	580,543,150	339,798,785	47,975,882
Total revenue	545,593,497	651,991,593	497,868,200	70,293,560

Type A: Freight forwarding services

The Group primarily engages in freight forwarding services, including integrated cross-border logistics, fragmented logistics, chartered airline freight services. For freight services, the Group fulfils its performance obligation by transporting freights from the origin to the destination, both are specified by customers, via air freight, ocean freight, and land freight. The Group considers that there is only one performance obligation as the customer cannot benefit from the facilitating services on its own but be bundled with the freight services since the customer’s purpose for entering into this contract is to transport goods from the origin to the destination. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized over time based on the extent of progress towards completion of the performance obligation. The Group adopts the output method, which is based on the transit time period, to measure progress. For warehousing services, the Group is entitled to receive the service fees after it provides services to its customers. For storage fees, the Company normally charges monthly or daily. Therefore, the revenue for warehouse services are divided into two categories by timing of revenue recognition: 1. point in time: including labeling, packaging, loading and unloading services, and daily storage services. 2. over time: monthly storage services.

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p) Revenue recognition (cont.)

Type B: Supply chain management

The Group also engages in supply chain management, which includes international trading and agent services. The Group provides international trading, which sells electronic products through both export and import, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by transferring products to the designated location. In accordance with the Company’s customary business practices, once the products are delivered to the designated spot by its customers, the control of products has transferred, which indicates that the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized based on the product value specified in the contract at a point in time when the control of products has transferred. The Group considers itself the principal because it is in control of establishing the transaction price and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

In addition to international trading, the Group also provides agent services relates to export/import procedures, for example, application for duty-refund, customs brokerage services and so on. The Group fulfills its performance obligation by arranging export/import business for the customer, including but not limited to signing contracts with end customers on behalf of the customer and preparing customs brokerage and duty refund. This type of revenue is recognized at a point in time upon the completion of the agent services. The Group considers itself the agent because the Group is not primarily responsible for fulfilling the promise to provide the specified goods, neither bears the inventory risks. Therefore, such revenues are reported on a net basis.

The payment term is within 60 days after completion of international trading and agent services.

Type C: Other value-added services

The Group also provides customs brokerage services, and logistics-related software development services.

Customs brokerage services under Type C represents independent revenue stream, different from being one of the facilitating services of the freight forwarding business under Type A, or the facilitating services of the agent services under Type B under which those services are bundled as one performance obligation. The Group fulfils its performance obligation by providing customs brokerage services only. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized at a point in time upon completion of services, usually within one day.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p) Revenue recognition (cont.)

Type C: Other value-added services (cont.)

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

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2021	2022	2023
	RMB	RMB	RMB	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:	1,908,488	7,851,588	1,989,310	280,869

Contract assets were RMB3,203,033, RMB4,460,046 and RMB2,023,221 (US$285,657 ) as of December 31, 2021, 2022 and 2023, respectively. Contract liabilities related to advance payments from customers were RMB7,851,588, RMB1,989,310 and RMB4,777,398 (US$674,519) as of December 31, 2021, 2022 and 2023, respectively.

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(q) Cost of revenues

Cost of revenues consist primarily of (i) cost of freight charges, (ii) cost of purchase for international trading, (iii) labor costs, (iv) cost of customs brokerage, (v) cost of packaging, (vi) cost of indemnity paid to carriers and (vii) cost of warehouse lease. Cost of freight charges consists of (i) airfreight/ocean freight/land freight charges, (ii) delivery fees, and (iii) other service fees.

(r) Selling expenses

Selling expenses mainly consist of (i) employee payroll and commission, (ii) advertising and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions.

(s) Advertising expenses

Advertising costs amounted to RMB598,605, RMB2,724,575 and RMB1,316,881 (USD 185,929) for the years ended December 31, 2021, 2022 and 2023, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.

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

(v) Financial expenses, net

Financial expenses, net mainly consist of (i) interest expenses, (ii) foreign exchange gain or loss, and (iii) bank charges. The Group incurred interest expenses of RMB1,046,305, RMB795,144 and RMB995,162 (US$140,506) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group incurred foreign exchange gain of RMB489,268 and RMB4,407,133 for the year ended December 31, 2021 and 2022, loss of RMB1,401,573 (US$197,887) for the years ended December 31, 2023, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(w) Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. For the year ended December 31, 2021, 2022 and 2023, the Group has incurred and deferred RMB898,870, RMB5,427,260 and RMB9,612,078 (US$1,357,121) of deferred offering costs, respectively. All deferred offering costs were transferred into additional paid in capital after the Group completed its IPO in April 2023.

(x) Non-controlling interests

On June 13, 2017, JYD HQ entered into an equity investment agreement with Mr. Mak Chun Pong, the shareholder of TYPHK, to acquire 67% of equity interest in TYPHK with HKD6,781. Since the Group retains the control of TYPHK, the remaining 33% of equity interest in TYPHK from the other shareholder, Cargo Link Logistics HK Company Limited, was accounted for as non-controlling interest.

On October 30, 2021, JYD WLKJ entered into a joint venture agreement with Cargo Link Logistics HK Company Limited and Ms. Zheng Yan, to set up JYD SHWL. Since the Group retains control of JYD SHWL, the investment from Cargo Link Logistics HK Company Limited and Ms. Zheng Yan was accounted for as non-controlling interest.

In November 2021, the Company acquired 33% non-controlling interests of JYD HKGJHY from Cargo Link Logistics HK Company Limited at the consideration of nil. The non-controlling interest was HKD47,844 at the date of acquisition. Upon completion of the acquisition, the Company acquired 100% equity interest of JYD HKGJHY. Changes in controlling ownership interest that do not result in a loss of control of the subsidiary are accounted for in accordance with ASC 810. Any difference between the consideration paid by the parent to a non-controlling interest shareholder and the adjustment to the carrying amount of the non-controlling interest in the subsidiary is recognized directly in equity (i.e. additional paid-in capital) and attributable to the controlling interest.

In July 2022, JYD WLKJ entered into a joint venture agreement with Mr. He Pengtao, to set up JYD YCKJ. Since the Group retains control of JYD YCKJ, the investment from Mr. He Pengtao was accounted for as non-controlling interest.

In July 2023, JYD XYX entered into a joint venture agreement with Mr. Wu Hailong, to set up JYD RHTD. Since the Group retains control of JYD RHTD, the investment from Mr. Wu Hailong was accounted for as non-controlling interest.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(x) Non-controlling interests (cont.)

As of December 31, 2022 and 2023, the balance of non-controlling interest is as following.

Entity	As of December 31, 2022	As of December 31, 2023
	RMB	RMB	US$
TYPHK	(72,220)	(164,701)	(23,254)
JYD SHWL	(890,560)	(1,434,739)	(202,569)
JYD YCKJ	(1,465,290)	(9,304,266)	(1,313,661)
JYD RHTD	-	3,277,031	455,622
Total	(2,428,070)	(7,676,674)	(1,083,863)

(y) Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as costs and expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB1,187,520, RMB2,170,805 and RMB2,575,438 (US$363,624) for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the outstanding social insurance plan contributions payable were RMB20,960 and RMB251 (US$35), respectively.

(z) Leases

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

The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liabilities when it is reasonably certain that the Company will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and cash flows.

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

During the year ended December 31, 2023, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the Group’s long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was not recoverable. Accordingly, the Group then performed analysis to estimate the fair value of the other long -lived assets and recognized an impairment charge within operating expenses of RMB3.2 million (US$0.5 million) against ROU by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value for the year ended December 31, 2023. Key assumptions utilized in the determination of fair value include discount rate, expected future cash flows and working capital requirements. While the Group believes the expectations and assumptions about the future are reasonable, they are inherently uncertain. No impairment charges were recognized during the year ended December 31, 2022.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions at December 31, 2021, 2022 and 2023, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2021, 2022 and 2023.

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

The PRC VAT rate is 0%, 1%, 6% and 9% for taxpayers providing logistics services and 13% for product sales for the years ended December 31, 2021, 2022 and 2023.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ab) Value added tax (“VAT”) (cont.)

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

Basic EPS are computed by dividing income available to ordinary shareholders of the Group by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2021, 2022 and 2023, there was no dilution impact.

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

(af) Statutory reserves

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by corresponding PRC subsidiaries in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. For the years ended December 31, 2021, 2022, statutory reserve provided were RMB979,039, RMB2,203,279, respectively. For the year ended December 31, 2023, RMB4,148,200 (US$585,681) was deducted from statutory reserve due to the loss of the Group’s PRC subsidiaries.

(ag) Contingencies

From time to time, the Group may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against the Group that, if adversely determined, would in the Group’s management’s judgment have a material adverse effect on the Group.

(ah) Concentration of risks

Concentration of Credit Risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality. As of December 31, 2022 and 2023, RMB27,939,170 and RMB26,103,076 (US$3,685,470) of the Group’s cash were on deposit at financial institutions in the PRC, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ah) Concentration of risks (cont.)

Concentration of Credit Risks (cont.)

The Group has a concentration of its account receivables and revenues with specific customers. As of December 31, 2022, two customers each accounted for 13.0% of accounts receivable, respectively. As of December 31, 2023, one customer accounted for 17.0% of accounts receivable. For the year ended December 31, 2021, one customer accounted for approximately 13.1% of the total revenue. For the year ended December 31, 2022, two customers accounted for approximately 18.0% and 11.3% of the total revenue, respectively. For the year ended December 31, 2023, two customers accounted for approximately 12.3% and 12.2% of the total revenue, respectively.

The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

The Group also has a concentration of its account payables and purchases with specific suppliers. As of December 31, 2022, two suppliers accounted for 28.1% and 12.8% of the total accounts payable balance, respectively. As of December 31, 2023, three suppliers accounted for 20.0%, 14.6%,and 13.5% of the total accounts payable balance, respectively. For the years ended December 31, 2021, one supplier accounted for 36.4% of the total purchases. For the year ended December 31, 2022, two suppliers accounted for 20% and 19.8% of the total purchases, respectively. For the year ended December 31, 2023, three suppliers accounted for 12.1%,11.7% and 11.0% of the total purchases, respectively.

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

(ai) Recent accounting pronouncements

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023 and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In December 2023, the FASB issued ASU No.2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosure to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ai) Recent accounting pronouncements (cont.)

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

3. GOING CONCERN

The Group has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the Consolidated Financial Statements were available to be issued.

The Group has incurred a net loss of RMB80,275,344 (US$11,334,004) for the year ended December 31, 2023 with negative operating flows of RMB15,231,895 and RMB44,222,478 (US$6,243,734)   for the year ended December 31, 2022 and 2023, respectively. As of December 31, 2023, there is net working capital deficit of RMB27,022,427 (US$3,815,273) and accumulated deficit of RMB77,454,208 (US$10,935,689). The Group has funded its operations and capital needs primarily through the net proceeds received from capital contributions, the issuance of related party loans and loans from third parties. As of the date of issuance of the consolidated financial statements, the Group has approximately $2.0 million of shareholder loan (see Note 19).

The Group intends to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain equity financing by issuance of new shares at public market and (6) seek for certain credit facilities.

The Management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Accounts receivable	32,098,662	51,478,092	7,268,146
Allowance for credit losses related to accounts receivable	(1,185,328)	(10,196,104)	(1,439,579)
Total accounts receivable, net	30,913,334	41,281,988	5,828,567

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET(Cont.)

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Beginning balance	682,905	1,185,328	167,355
Addition	700,505	9,745,364	1,375,938
Write off	(198,082)	(406,566)	(57,402)
Reverse	-	(328,022)	(46,312)
Ending balance	1,185,328	10,196,104	1,439,579

The Group recorded bad debt expenses (net of reversal) of RMB442,706, RMB700,505 and RMB9,417,342 (US$1,329,626) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group had written off nil, RMB198,082 and RMB406,566 (US$57,402) in bad debt for the years ended December 31, 2021, 2022 and 2023, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Advanced to suppliers (a)	2,222,046	1,602,310	226,229
Tax refund (b)	1,924,536	-	-
Deposits (c)	6,238,305	9,644,591	1,361,711
Tax/expenses paid on behalf of clients	413,304	3,182,361	449,315
Loan & interest receivable (d)	-	3,845,273	542,911
Other receivables (e)	1,650,503	3,212,790	453,610
	12,448,694	21,487,325	3,033,776
Allowance for credit losses related to prepaid expenses and other current assets	(237,704)	(8,973,447)	(1,266,953)
Total prepaid expenses and other receivables, net	12,210,990	12,513,878	1,766,823

(a)	The balance mainly represents the advance payments made chartered airlines freight services and rent.

(b)	The balance mainly represents the tax refund JYD SM entitled from international trading business. The Group has recorded full allowance for the portion with doubt of collection.

(c)	The balance mainly represents the current operational deposits for lease and cargo space reservation to vendors.

(d)	The balance represents the principal and interests of the loan to Shenzhen Expecs Technology Co., Ltd. Refer to Note 8 for details.

(e)	The balance mainly represents the prepaid taxes and some advances to employees.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (Cont.)

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Beginning balance	4,744,565	237,704	33,561
Addition	237,704	8,761,236	1,236,992
Write off	(4,744,565)	(25,493)	(3,600)
Ending balance	237,704	8,973,447	1,266,953

The Group recorded bad debt expenses of nil, RMB237,704 and RMB8,761,236 (US$1,236,992) for the years ended December 31, 2021, 2022 and 2023, respectively. For the year ended December 31, 2021, 2022 and 2023, the Group had write off nil, RMB4,744,565 and RMB25,493(US$3,600) in bad debt, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Motor vehicles	1,538,213	1,485,841	209,785
Electronic equipment	1,783,988	2,033,203	287,066
Machinery	1,119,594	1,139,270	160,853
Other equipment	1,041,034	1,413,753	199,607
Construction in progress	-	655,987	92,617
Subtotal	5,482,829	6,728,054	949,928
Less: accumulated depreciation	(2,869,565)	(3,200,069)	(451,815)
	2,613,264	3,527,985	498,113
Less: impairment charges	-	(2,404,009)	(339,420)
Property and equipment, net	2,613,264	1,123,976	158,693

Depreciation expense was RMB545,048, RMB685,714 and RMB881,076 (US$124,398) for the years ended December 31, 2021, 2022 and 2023, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY AND EQUIPMENT, NET (Cont.)

During the year ended December 31, 2023, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the Company’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Company performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was not recoverable. Accordingly, the Company then performed analysis to estimate the fair value of the other long -lived assets and recognized an impairment charge within operating expenses of RMB2.4 million (US$0.3 million) against the property and equipment by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value for the year ended December 31, 2023. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Company believe the expectations and assumptions about the future are reasonable, they are inherently uncertain. No impairment charges were recognized during the year ended December 31, 2022.

7. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Software	1,438,175	2,096,218	295,963
Less: accumulated depreciation	(680,216)	(101,350)	(14,309)
Intangible assets, net	757,959	1,994,868	281,654

Amortization expense was RMB143,818, RMB162,950 and RMB250,720 (US$35,399) for the years ended December 31,2021,2022 and 2023, respectively. For the year ended December 31, 2023, the Company disposed software resulting in disposal loss of RMB 608,588.

8. PREPAYMENT FOR ACQUISITION

In May 2022, the Company entered into a term sheet with an intention to acquire Shenzhen Expecs Technology Co., Ltd. (“Expecs”) of which core business is to offer services of inspection assistance for China Customs and customs brokerage. The Company prepaid RMB3.6 million for the planned acquisition during 2022. In July 2023, the Company and Expecs signed a loan agreement and the prepayment became a one-year short term loan. In December 2023, the Company signed share purchase agreement and agreed to invest RMB4.5 million for 13.5% of the interest of Expecs before June 30, 2024. As of the date of the report, the Company has not made the investment payment yet.

During the year ended December 31, 2023, Expecs had no operation and there was a substantial doubt of the recoverability of the loan to Expecs. Therefore, the Group recorded provision for credit losses against the full amount of the loan (including interests) of RMB3,845,273 (US$542,911).

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of short-term borrowings consists of the following:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Bank of China Shenzhen Nantou Branch (a)	-	6,300,000	889,493
Industrial and Commercial Bank of China (b)	3,000,000	3,000,000	423,567
Shenzhen Futian Yinzuo Rural Bank(c)	2,000,000	1,559,968	220,250
Bank of China Shenzhen Dongbu Branch (d)	9,800,000	5,000,000	705,945
Bank of China Shenzhen Dongbu Branch (e)	-	3,000,000	423,567
Bank of Ningbo (f)	-	6,743,530	952,113
Total	14,800,000	25,603,498	3,614,935

(a)	On March 29, 2023, JYD WLKJ entered into a working capital loan agreement with Bank of China Shenzhen Nantou Branch in the total amount of RMB5,000,000(US$705,945) with one-year term with an interest rate of 4.1%. On May 9, 2023, JYD WLKJ entered into another working capital loan agreement with Bank of China Shenzhen Nantou Branch in the total amount of RMB2,000,000(US$282,378) with one-year term with an interest rate of 3.8%. The loan was guaranteed by Shenzhen Gaoxintou SE Financing Guarantee Co., LTD and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). As of December 31, 2023, RMB700,000(US$98,832) was repaid, and total amount of RMB6,300,000(US$889,491) was outstanding for these two loans.

(b)	On March 15, 2020, JYD HQ initially entered into a loan agreement with Industrial and Commercial Bank of China in the total amount of RMB3,000,000 with a half-year term with an interest rate of 4.65%. The loan is subject to repayment and is eligible for renewal every six month. The loan is subject to repayment and is eligible for renewal every six month and the newest term was from September 2023 to March 2024.

(c)	On June 27, 2022, JYD WLKJ entered into a loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB2,000,000 (US$282,378) with an interest rate of 10.512% with one-year term. The amount was repaid when it was due in June 2023. On July 5, 2023, JYD WLKJ entered into a new loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB2,000,000 (US$282,378) with an interest rate of 10.512% with one-year term. As of December 31, 2023, RMB440,032 (US$62,128) was repaid, and RMB1,559,968 (US$220,250) was outstanding.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. SHORT-TERM BORROWINGS (Cont.)

(d)	On November 14, 2022, JYD HQ entered into a one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB10,000,000(US$1,411,891) with an interest rate of 4.34%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). JYD HQ has repaid RMB200,000 (USD28,238) during the year ended December 31, 2022 and fully repaid the remaining balance when the loan was due on November 14, 2023. On November 22, 2023, JYD HQ entered into a new one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB5,000,000(US$705,945) with an interest rate of 3.6%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia).

(e)	On October 30 2023, JYD SZGJHY entered into a one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB3,000,000(US$423,567) with an interest rate of 3.75%.

(f)	On November 14, 2023, JYD NJWL entered into a one-year maturity loan agreement with Bank of Ningbo in the total amount of USD1,000,000 with an interest rate of 6.53%. The loan was guaranteed by JYD WLKJ. As of December 31, 2023, the Company withdrew RMB6,743,530 (US$952,113).

Interest expenses were RMB343,544, RMB483,727 and RMB649,517 (US91,705) for short-term borrowings for the years ended December 31, 2021, 2022 and 2023, respectively. The weighted average interest rate was 4.29%, 4.57% and 4.93% for the years ended December 31, 2021, 2022 and 2023, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Accrued payroll and employee benefits	2,089,072	3,416,836	482,420
Payable to third parties (a)	1,209,742	1,818,200	256,710
Deposit payable	619,786	2,017,770	284,887
Others	299,132	233,075	32,908
Total	4,217,732	7,485,881	1,056,925

(a)	The balance mainly represents the payables for acquiring services for daily operations such as property fees, rent and utility bills as well as professional and consulting services as of December 31, 2022 and 2023.

11. LOANS PAYABLE - THIRD PARTIES

On December 13, 2023, the Company borrowed a loan from Boknap Logistics(HK) Ltd. of RMB2,833,080 (USD400,000) for 18 months with interest rate of 6%.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LEASES

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Right-of-use assets	31,403,688	12,237,211	1,728,505
Less: impairment	-	(3,244,676)	(458,857)
Right-of-use assets	31,403,688	8,992,535	1,269,648

Operating lease liabilities – current	18,079,265	8,806,671	1,243,406
Operating lease liabilities – non-current	13,276,535	5,216,622	736,530
Total operating lease liabilities	31,355,800	14,023,293	1,979,936

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.33
Weighted average discount rate	4.2%

A summary of lease expenses recognized in the consolidated statements of operations as of December 31, 2023 and supplemental cash flow information related to operating leases were as follows:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Lease expense
Operating lease expense - third party	10,933,292	10,148,284	1,432,827
Short-term lease expense	-	15,056,781	2,125,853
Sublease income (1)	-	(707,009)	(99,822)
Total lease expense	10,933,292	24,498,055	3,458,858

Other information
Cash paid for operating leases		8,543,549	1,206,256
Right-of-use assets obtained in exchange for operating new lease liabilities	35,873,660	15,838,886	2,236,278

* (1)	For the year ended December 31, 2023, the Group incurred sublease income of RMB 707,009 (US$99,822), and sublease cost of RMB 858,098 (US$121,154).

For the years ended December 31, 2021, 2022 and 2023, the Group incurred total operating lease expenses of RMB3,498,048, RMB10,933,292 and RMB24,498,055 (US$ 3,458,858) respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LEASES (Cont.)

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2023:

Year	Amounts
	RMB	US$
2024	9,206,946	1,299,920
2025	3,510,711	495,674
2026	581,689	82,128
2027	539,727	76,204
2028	334,122	47,174
Thereafter	558,808	78,898
Total lease payments	14,732,003	2,079,998
Less: imputed interest	708,710	100,062
Total operating lease liabilities, net of interest	14,023,293	1,979,936

The Company recognized a lease termination loss of RMB 478,933, which is included in Lease termination loss on the Consolidated Statement of Operations and Comprehensive Income / (Loss) for the year ended December 31, 2023, related to the early termination of warehouse.

13. LONG-TERM BORROWING

Long-term borrowing represents the amount due to various banks normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. On December 23, 2022, JYD SM entered into a loan agreement with Postal Savings Bank of China in the total amount of RMB5,000,000(US$705,945) with an interest rate of 4.15%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group (Xiaogang Geng and Xiaohua Jia). According to the loan agreement, RMB50,000(US$7,059) will be paid monthly starting from January 2023 until December 2024, and remaining balance of RMB3,800,000 (US$536,519) will be paid at the end of the loan term. As of December 31, 2023, RMB600,000 (US$84,713) was repaid, and RMB4,400,000 (US$621,232) was outstanding.

Interest expenses were RMB197,103, RMB172,578 and RMB192,755 (US$27,215) for long-term borrowings for the years ended December 31, 2021, 2022 and 2023, respectively.

14. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

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

For the year ended December 31, 2021, JYD WLKJ, JYD SZGJHY, JYD SM, JYD XC, JYD BG, JYD XYX, JYD NJWL, JYD DS, JYD SHWL were recognized as small low-profit enterprises and there was one additional subsidiary, JYD YCKJ, was recognized as small low-profit enterprise for the year ended December 31, 2022. For the year ended December 31, 2022, JYD WLKJ changed to be a general taxpayer whose applicable tax rate is 25.0% and other subsidiaries remained unchanged. For the year ended December 31, 2023, JYD RHTD, a newly set up subsidiary, was recognized as a general taxpayer whose applicable tax rate is 25.0% and other subsidiaries remained unchanged. Entities with annual taxable income exceeding RMB3,000,000, total assets exceeding RMB50,000,000, and their number of employees exceeding 300 are considered general taxpayer.

From January 1, 2021 to December 31, 2021, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 50% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

The income tax provision consisted of the following components:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Current income tax expenses	839,107	2,465,462	99,155	14,000
Deferred income tax expense (benefit)	864,072	116,755	(2,907,145)	(410,457)
Total income tax expenses (benefit)	1,703,179	2,582,217	(2,807,990)	(396,458)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Income / (loss) before provision for income taxes is attributable to the following geographic locations:
PRC	12,016,517	8,630,868	(76,778,965)	(10,840,353)
Foreign	(89,670)	(4,670,754)	(6,304,369)	(890,109)
Total Income/(loss) before Income Taxes	11,926,847	3,960,114	(83,083,334)	(11,730,462)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2021	2022	2023
PRC statutory income tax rate	25.0%	25.0%	(25.0)%
Impact of different tax rates in other jurisdictions	0.0%	22.3%.	1.1%
Effect of preferential tax rate	(6.4)%	53.3%	7.9%
Non-deductible (Non-taxable) items	0.9%	0.9%	0.1%
Effect of additional R&D deduction	0.0%	(9.0)%	0.0%
Tax effect on deferred offering costs	(1.9)%	(32.3)%	(0.6)%
Change in valuation allowance	(3.3)%	5.0%	13.1%
Effective tax rate	14.3%	65.2%	(3.4)%

The effect on deferred offering costs mainly resulted from the book-tax difference of capitalization for initial public offerings expenses. The deferred offering costs are deductible under PRC tax regulation.

As of December 31, 2022 and 2023, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	1,750,257	10,843,551	1,530,991
Bad debt provision	96,568	3,801,660	536,753
Impairment charges	-	963,398	136,021
Lease liability	-	818,974	115,630
Less: Valuation allowance	(1,825,262)	(12,738,069)	(1,798,476)
Deferred tax assets, net of valuation allowance	21,563	3,689,514	520,919

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

The movement of valuation allowance is as follows:

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Beginning balance	1,625,548	1,825,262	257,707
Addition	197,431	10,907,213	1,539,980
Foreign exchange impact	2,283	5,594	789
Ending balance	1,825,262	12,738,069	1,798,476

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion of the recorded deferred tax assets will not be realized in future periods.

	As of
	December 31,	December 31,
	2022	2023
	RMB	RMB	US$
Deferred tax liabilities:
Right of use assets	-	(760,806)	(107,418)
Total deferred tax liabilities	-	(760,806)	(107,418)
Total deferred tax assets, net	21,563	2,928,708	413,501

As of December 31, 2023, net operating loss carry forward will expire, if unused, in the following amounts:

For the fiscal years ended December 31,	Amounts
2024	2,206,569
2025	3,196,752
2026	395,107
2027	12,468,752
2028	48,064,350
66,331,529

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

Net operating loss from Hong Kong can be carried forward indefinitely.

The Group’s taxes payable consists of the following:

	As of
	December 31, 2022	December 31, 2023
	RMB	RMB	US$
Income tax payable	1,768,285	163,527	23,088
VAT and other taxes payable	362,148	349,670	49,370
Total taxes payable	2,130,433	513,197	72,458

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY

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

As of December 31, 2022 and 2023, 13,590,400 and 14,942,623 Class A Ordinary shares were issued and outstanding, respectively; 6,409,600 Class B Ordinary shares were issued and outstanding.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (Cont.)

Subscription receivable

On September 9, 2022, the Company entered into a share subscription agreement with various third party investors for 2,000,000 Class A ordinary shares at the consideration of $5,000,000. The price was negotiated with investors, based on the company’s performance at that time. Since the consideration was not received as of December 31, 2022 for the 2,000,000 shares issued, a subscription receivable was recognized against the share capital and additional paid-in capital. The Company received the consideration in January and February 2023. And the consideration received was paid as the reorganization payments in January and February 2023.

Warrant

On April 25, 2023, the Company issued warrants to its underwriter to purchase up to 37,500 Class A ordinary shares. The warrants have an exercise price of US$4.00 per share and may be exercised on a cashless basis. The warrants are exercisable beginning September 27, 2023 and ending March 31, 2028. The value of the warrant was evaluated by a third party appraiser, and amounted to RMB360,874 (US$50,591).

Capital injection by shareholders

In March and April 2022, shareholders of JYD WLKJ made capital injection of RMB24,680,000 (US$3,484,547) to JYD WLKJ.

Capital injection by non-controlling shareholder

In September 2022, the non-controlling shareholder of JYD YCKJ made a capital injection of RMB200,000 (US$28,238) to JYD YCKJ.

In September 2023, the non-controlling shareholder of JYD RHTD made a capital injection of RMB2,450,000 (US$345,913) to JYD RHTD.

Dividend

In February and March 2022, JYD DS, JYD WLKJ, and HQ declared dividend to their shareholders with total amount of RMB 18,770,000 (US$2,650,119). Out of the total dividend declared, RMB6,839,000 (US$965,592) was inter-group dividend, and RMB11,931,000 (US$1,684,527) was to individual shareholders. During the year ended December 31, 2022 and 2023, RMB4,993,500 and nil of the distribution has been paid to individual shareholders, respectively. As of December 31, 2022 and 2023, RMB6,937,500 (US$979,499) was outstanding and included in the other payables to shareholders.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB5.8 million (US$0.8 million), respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS

Accounts receivable - related parties

As of December 31, 2022 and 2023, accounts receivable from a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Shenzhen Feijia Supply Chain Management Co., Ltd	43% shares owned by JYD YCKJ’s 48% interest minor shareholder	Logistic services	1,676,016	-	-
			1,676,016	-	-

Other receivable - related parties

As of December 31, 2022 and 2023, other receivable from related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited (“Winpass”)	100% controlled by Xiaohua Jia	Net collection on behalf of the Group	-	125,049	17,656
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	90% owned by Bao BingBing, management of JYD NJWL	Rent deposit	-	39,809	5,620
			-	164,858	23,276

For the year ended December 31, 2021, Winpass paid on behalf of Jayud in a total amount of RMB16,467,687 and collected a total amount of RMB18,601,890. For the year ended December 31, 2022, Winpass paid on behalf of Jayud in a total amount of RMB4,608,483 and collected a total amount of RMB4,606,87, which resulted in an outstanding balance of RMB1,371,882 included in other payable to related parties. For the year ended December 31, 2023, Winpass paid on behalf of Jayud in a total amount of RMB1,784,309 (US$251,925) and collected a total amount of RMB3,281,240 (US$463,275).

Accounts payable - related parties

As of December 31, 2022 and 2023, accounts payable to related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Logistic services	240,175	418,266	59,055
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Logistic services	7,185,009	6,248,192	882,176
			7,425,184	6,666,458	941,231

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Loans payable - a related party

As of December 31, 2022 and 2023, loan payable to a related party consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	40% owned by Bin Li	Loan	-	3,000,000	423,567
			-	3,000,000	423,567

On November 15, 2023, Jayud borrowed a short-term loan from Renrui of RMB3,000,000 (US$423,567) with interest of RMB30,000. The Group recorded an interest expense of RMB24,643(US$3,479) for the loan in 2023. The principle and interests were fully repaid in January 2024.

Other payable - related parties

As of December 31, 2022 and 2023, other payable to related parties consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Net payments on behalf of the Group	1,371,882	-	-
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Net payments on behalf of the Group (a)	663,976	686,609	96,941
Bin Li	Management of JYD SXGYL	Interest Payable (b)	441,800	30,000	4,236
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	40% owned by Bin Li	Interest Payable (b)	-	24,643	3,479
Shenzhen Zhongshun Jiean Estate Management Co., Ltd (“Zhongshun”)	90% owned by BingBing Bao, management of JYD NJWL	Rent payable (c)	-	7,775,393	1,097,801
			2,477,658	8,516,645	1,202,457

(a)	For the years ended December 31, 2021 and 2022, Cargo Link paid on behalf of the Group in a total amount of RMB364,588 and RMB153,101, respectively. The balance change from 2022 to 2023 of RMB12,185 (US$1,720) was mainly due to foreign exchange differences.,

(b)	On November 15, 2023, the Group borrowed short-term loans from Li Bin and Renrui each of RMB3,000,000 (US$423,567), with loan term of 20 days and 55 days, respectively. Interest was RMB30,000 for each loan. The principal of RMB3,000,000 (USD423,567) from Li Bin was fully repaid in December 2023, and the interest was repaid in January 2024.

(c)	In May 2023, the Group signed a 7-month lease agreement with Zhongshun for its offices and warehouses. As of December 31, 2023, rent payable of RMB7,775,393 (US$1,097,801) was outstanding.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other payable – shareholders

As of December 31, 2022 and 2023, other payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Xiaogang Geng	Shareholder and CEO	Interest of shareholder loan	-	16,465	2,325
Xiaogang Geng	Shareholder and CEO	Dividend	6,225,000	-	-
Xiaohua Jia	Shareholder	Dividend	712,500	-	-
Qing Wang	Shareholder	Business Reimbursement Payable	43,336	20,564	2,903
			6,980,836	37,029	5,228

Loans payable – a shareholder

As of December 31, 2022 and as of December 31, 2023, loans payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Xiaogang Geng	Shareholder and CEO	Loan (a)	-	823,265	116,236
			-	823,265	116,236

In August 2023, the Group borrowed a total amount of RMB823,265(US$116,236) with 6% interests from Geng Xiaogang. The principal and accumulated interest will be repaid when the loan is due in February 2025.

Other payable – shareholders - non-current

As of December 31, 2022 and 2023, other payable to shareholders consisted of the following:

Name	Relationship	Nature	As of December 31, 2022	As of December 31, 2023
			RMB	RMB	US$
Xiaogang Geng	Shareholder and CEO	Dividend	-	6,225,000	878,902
Xiaohua Jia	Shareholder	Dividend	-	712,500	100,597
			-	6,937,500	979,499

Shareholder transaction

For the years ended December 31, 2021, 2022 and 2023, the Group had the following material shareholder transaction:

		For the years ended
		December 31,
Shareholder	Nature	2021	2022	2023
		RMB	RMB	RMB	US$
Dun Zhao (Director and CMO)	Interest expenses of a loan	40,000	20,000	-	-
Xiaogang Geng	Interest expenses of a loan	-	-	16,465	2,325

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Related party transactions

For the years ended December 31, 2021, 2022 and 2023, the Group had the following material related party transactions:

			For the years ended
			December 31,
Related Parties	Relationship	Nature	2021	2022	2023
			RMB	RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	100% controlled by Xiaohua Jia	Purchase of logistic services	4,514,552	1,386,915	549,714	77,614
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Purchase of logistic services	185,858,692	121,455,797	62,063,334	8,762,666
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Provided logistic services	14,141,548	462,740	-	-
Cargo LINK Logistics (SHENZHEN) Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited	Purchase of logistic services	2,672,803	-	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	43% shares owned by JYD YCKJ’s 48% interest minor shareholder	Provided logistic services	-	2,078,746	196,575	27,754
Shenzhen Feijia Supply Chain Management Co., Ltd	43% shares owned by JYD YCKJ’s 48% interest minor shareholder	Purchase of equipment	-	441,800	108,407	15,306
Shenzhen Feijia Supply Chain Management Co., Ltd	43% shares owned by JYD YCKJ’s 48% interest minor shareholder	Penalty for early termination of lease			835,527	117,967
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	40% owned by Bin Li	Provided logistic services	-	-	4,749	670
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	90% owned by Bao BingBing, management of JYD NJWL	Rent of offices and warehouses	-	-	14,469,603	2,042,950
Minfang Cheng	Legal representative of JYD XYX	Interest expenses of a loan	12,000	6,000	-	-
Bin Li	Supervisor of JYD SXGYL	Interest expenses of a loan	-	-	30,000	4,236
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	40% owned by Bin Li	Interest expenses of a loan	-	-	24,643	3,479

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. CONCENTRATION

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2022 and 2023.

	As of December 31, 2022		As of December 31, 2023
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB	%	RMB	%	US$
A	4,393,790	13.0%	7,025,390	17.0%	991,908
B	4,376,768	13.0%	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2021		2022		2023
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB		US$
C	*	*	117,415,978	18.0%	*	*	*
B	71,419,145	13.1%	73,423,394	11.3%	*	*	*
D	*	*	*	*	61,254,669	12.3%	8,648,491
E	*	*	*	*	60,840,708	12.2%	8,590,044

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2022 and 2023.

	As of		As of
	December 31, 2022		December 31, 2023
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB	%	US$
Cargo Link Logistics HK Company Limited	7,185,007	28.1%	6,248,193	13.5%	870,270
A	3,261,998	12.8%	*	*	*
B	*	*	9,302,019	20.0%	1,313,344
C	*	*	6,801,207	14.6%	960,256

*	Represented the percentage below 10%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. CONCENTRATION (Cont.)

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31,		For the year ended December 31,		For the year ended December 31,
	2021		2022		2023
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB	%	US$
D	*	*	122,901,742	20.0%	*	*	*
Cargo Link Logistics HK Company Limited	185,858,692	36.4%	121,455,797	19.8%	62,063,334	12.1%	8,762,666
E	*	*	*	*	60,165,266	11.7%	8,494,679
F	*	*	*	*	56,607,369	11.0%	7,992,343

*	Represented the percentage below 10%

18. COMMITMENTS AND CONTINGENCIES

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Company has not entered into any derivative contracts that are indexed to the company’s shares and classified as shareholder’s equity or that are not reflected in the Company’s consolidated financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

The following table sets forth the Company’s contractual obligations as of December 31, 2023:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB
Operating lease payment	14,023,293	8,806,671	3,405,098	1,811,524
Bank borrowings	30,003,498	30,003,498	-	-
Loan from a related party	3,000,000	3,000,000	-	-
Loans from a third party	2,833,080	-	2,833,080	-
Loan from a shareholder	823,265	-	823,265	-
Total	50,683,136	41,810,169	7,061,443	1,811,524

Other than as shown above, the Company did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SUBSEQUENT EVENTS

Qingdao Oranda Supply Chain Management Co., Ltd. Acquisition

In January 2024, the Group acquired a 51% stake in Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”), a company based in Qingdao, Shandong. Oranda is known for its competitive pricing and utilization of ship-owner resources, offering comprehensive logistics services including cargo identification, transportation, warehousing, customs clearance, and insurance. The purchase price is contingent on Oranda’s performance, with a mix of cash and the Group’s Class A ordinary shares to be paid in 2027, based on Oranda’s average net profit until December 31, 2026.

Shenzhen Jiniu International Logistics Co., Ltd. Acquisition

In January 2024, the Group acquired a 51% stake in Shenzhen Jiniu International Logistics Co., Ltd. (“Jiniu”), located in Shenzhen. Specializing in supply chain management and logistics services, particularly for the Middle East trade lane, Jiniu offers a range of services from cargo transportation to technology export. The final purchase price will be determined by Jiniu’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on Jiniu’s average net profit until the end of 2026.

HK(FASTFLY)International Logistics Co.,Limited Acquisition

In April 2024, the Group acquired a 51% stake in HK(FASTFLY)International Logistics Co.,Limited (“FASTFLY”) with no consideration. Jiniu’s 49% shareholder acquired 49% of FASTFLY with no consideration. FASTFLY will deal with overseas orders for Jiniu.

Third Party Loans

In January 2024, the Group signed a loan agreement with a third party in order to facilitate the equipment sales business. According to the loan agreement, the third party is entitled to borrow up to RMB21 million (US$ 2,964,971) with an annual interest rate of 4.5% by April 30, 2024. During the loan agreement period, RMB20.5 million (US$ 2,894,376) was borrowed and the full amount was repaid in April 2024.

Shareholder Loans

From January to early April 2024, four shareholders of the Group provided loans in total amount of RMB13,935,734 (US$1,967,574). All loans are due in 18 months with 6% interest.

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

Jayud did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed balance sheets

	As of December 31,	As of December 31
	2022	2023
	RMB	RMB	US$
Assets
Current assets
Cash	-	572,709	80,860
Due from subsidiaries	-	22,494,815	3,176,023
Total current assets	-	23,067,524	3,256,883

Non-current assets
Investments in subsidiaries	33,325,657	-	-
Total assets	33,325,657	23,067,524	3,256,883

Non-current liabilities
Due to shareholders	-	839,730	118,561
Deficit of investment in subsidiaries	-	40,283,193	5,687,547
Total liabilities	-	41,122,923	5,806,108

Shareholders’ equity
Class A Ordinary shares (par value of US$0.0001 per share;480,000,000 Class A ordinary shares authorized and 13,590,400 and 14, 942,623 Class A ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively.)	8,830	9,787	1,382
Class B Ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2022 and 2023, respectively.)	4,087	4,087	577
Additional paid-in capital	72,691,813	60,423,647	8,531,160
Subscription receivable	（34,823,000)	-	-
Statutory reserves	4,651,141	502,941	71,010
Retained earnings (Accumulated deficit)	(9,025,668)	(77,454,208)	(10,935,689)
Accumulated other comprehensive income	(181,546)	(1,541,653)	(217,665)
Total shareholders’ equity/ (deficit)	33,325,657	(18,055,399)	(2,549,225)
Total liabilities and shareholders’ equity/ (deficit)	33,325,657	23,067,524	3,256,883

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of comprehensive income

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Operating income (loss):
Share of income (loss) from subsidiaries	10,305,308	3,888,723	(69,491,719)	(9,811,474)
Total operating income/ (loss)	10,305,308	3,888,723	(69,491,719)	(9,811,474)

General and administrative expenses			(3,085,021)	(435,571)
Total operating expenses			(3,085,021)	(435,571)

Income (loss) before income tax expense	10,305,308	3,888,723	(72,576,740)	(10,247,045)
Income tax expense		-	-	-
Net income (loss)	10,305,308	3,888,723	(72,576,740)	(10,247,045)

Other comprehensive income (loss)	10,158	(200,146)	(1,360,105)	(192,032)
Total comprehensive income (loss)	10,315,466	3,688,577	(72,576,740)	(10,247,045)

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	10,305,308	3,888,723	(72,576,740)	(10,247,045)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (gain) loss of subsidiaries	(10,305,308)	(3,888,723)	69,491,719	9,811,474
Net cash used in operating activities	-	-	(3,085,021)	(435,571)

Net cash from investing activities:
Investment in subsidiaries	-	-	(37,191,258)	(5,251,000)
Net cash used in investing activities	-	-	(37,191,258)	(5,251,000)

Net cash from financing activities:
Proceeds from shares issued	-	-	73,133,125	10,325,600
Increase in due from subsidiaries	-	-	(26,344,560)	(3,719,565)
Payments for deferred offering costs	-	-	(7,355,544)	(1,038,523)
Proceeds from loans provided by shareholders	-	-	839,730	118,561
Net cash provided by financing activities	-	-	40,272,752	5,686,074

Net decrease in cash	-	-	(3,527)	(498)
Effect of exchange rate changes			576,236	81,358
Cash at beginning of year	-	-	-	-
Cash at end of year	-	-	572,709	80,860