Form 20-F/A
period 2023-12-31
Jayud Global Logistics Ltd
filed 2024-09-23
CIK 1938186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

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

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form 20-F for the year ended December 31, 2023, originally filed with the Securities and Exchange Commission on April 26, 2024 (the “Original Form 20-F”) is being by filed by Jayud Global Logistics Limited (“Jayud,” the “Company,” the “Group,” “we,” “us,” “our”) to amend certain information in the Item 5. Operating And Financial Review And Prospect and our previously-reported consolidated financial statements as of December 31, 2022 and for the year ended December 31, 2022 contained in the Original Form 20-F.

Except as expressly noted, this Amendment does not modify or update in any way the disclosures in or exhibits to the Original Form 20-F; nor does it reflect events occurring after the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F.

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

In September 2022, Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) directly invested in Shenzhen Jayud Logistics Technology Co., Ltd. (“JYD WLKJ”) as its direct wholly-owned subsidiary. On September 6, 2022, the Company and the shareholders of JYD WLKJ, collectively referred to as the “Initial Shareholders,” entered into certain reorganization agreements (the “Agreements”). On September 6, 2022, the Initial Shareholders transferred their equity interests in JYD WLKJ to JYD HK, a wholly owned subsidiary of the Company in exchange for 15,829,600 ordinary shares issued by the Company to the Initial Shareholders. Therefore, September 6, 2022, was established as the date on which the reorganization was completed.

The Company entered into a supplemental agreement (the “Supplemental Agreement”) with the Initial Shareholders on September 7, 2022. This Supplemental Agreement stipulated that if the IPO was successfully completed within one year of the reorganization date, the Company would pay RMB 35 million to the Initial Shareholders; otherwise, no payment would be made.

In January and February 2023, anticipating the imminent completion of the IPO, the Company voluntarily settled and made the payment of RMB 35 million to the Initial Shareholders pursuant to the Agreements and the Supplemental Agreement. There are no other arrangements that could reasonably result in additional payments beyond those related to liabilities that have been appropriately recognized and reported in the financial statements.

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

We intend to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain equity financing by issuance of new shares at public market and (6) seek for certain credit facilities. Based on the approved management plan and shareholder financing, the Company concluded that substantial doubt is raised and cannot be alleviated by management’s Plans.

On September 7, 2022, the Controlling Shareholder of the Company signed a commitment letter agreeing to assist the Company in raising at least $6 million within 36 months after the IPO. Otherwise, he would contribute at least $6 million to the Company and its subsidiaries for operational use without receiving any consideration.

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

Financing activities

For the year ended December 31, 2023, our net cash provided by financing activities was RMB48.2 million (US$6.8 million), which was primarily due to (i) proceeds from shares issued in IPO and 2022 of RMB73.1 million (US$10.3 million); (ii) proceeds from bank short-term borrowings of RMB31.8 million (US$4.5 million); (iii) proceeds from loans provided by related parties of RMB6 million (US$0.8 million) and from a shareholder for RMB0.8 million (US$0.1 million); (iv) proceeds from loans provided by a third party of RMB2.8 million (US$0.4 million); and (v) proceeds from capital injection from non-controlling shareholders of RMB2.5 million (US$0.3 million) and was offset by (i) payment to the Initial shareholders of RMB35 million (US$4.9 million); (ii) repayments of bank short-term borrowings of RMB21.0 million (US$3.0 million) and of bank long-term borrowings of RMB0.6 million (US$0.1 million); (iii) payments of RMB9.3 million (US$1.3 million) for IPO related costs; and (iv) repayments of a loan to a related party of RMB3.0 million (US$0.4 million).

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jayud Global Logistics Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Form F-1 filed on March 21, 2023 (File No. 333-269871))
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on March 16, 2023 (File No. 333-269871))
2.3	Description of Securities (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (File No. 001-41656) filed with the SEC on May 15, 2023)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.3***	English translation of Share Acquisition Agreement among Shenzhen Jiayuda Logistics Technology Co., Ltd., Jayud Global Logistics Limited, Shenzhen Jiniu International Logistics Co., Ltd. and Guojun Niu dated January 18, 2024
4.4***	English translation of Share Acquisition Agreement among Liangkai Zhu, Shenzhen Jiayuda Logistics Technology Co., Ltd., Jayud Global Logistics Limited, Qingdao Aoyuanda Supply Chain Management Co., Ltd. and Ke Zhu dated January 18, 2024
8.1***	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1***	Consent of Harney Westwood & Riegels
15.2***	Consent of PacGate Law Group
16.1	Letter from Friedman LLP to the U.S. Securities and Exchange Commission dated May 15, 2023 (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-269871) filed with the SEC on May 15, 2023)
23.1*	Consent of Friedman LLP
23.2*	Consent of Marcum Asia CPAs LLP
97.1***	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
***	Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its Amendment No. 1 to the annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

Date: September 23, 2024

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

The accompanying notes are an integral part of these consolidated financial statements

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues	531,451,949	649,450,107	497,671,625	70,265,806
Revenues - related parties	14,141,548	2,541,486	196,575	27,754
Cost of revenues	(318,046,475)	(491,762,767)	(439,153,595)	(62,003,698)
Cost of revenues - related parties	(193,046,047)	(122,842,712)	(74,585,237)	(10,530,622)
Gross profit/(loss)	34,500,975	37,386,114	(15,870,632)	(2,240,760)

Operating expenses
Selling expenses	(8,956,522)	(16,032,550)	(11,943,136)	(1,686,241)
Provision for credit losses	(442,543)	(938,209)	(18,216,749)	(2,572,006)
Impairment charges on long-lived assets	-	-	(5,648,685)	(797,533)
Lease termination loss	-	-	(478,933)	(67,620)
General and administrative expenses	(10,833,186)	(17,616,830)	(26,202,413)	(3,699,495)
Research and development expenses	(1,460,960)	(2,096,317)	(1,394,072)	(196,828)
Total operating expenses	(21,693,211)	(36,683,906)	(63,883,988)	(9,019,723)
Operating profit/(loss)	12,807,764	702,208	(79,754,620)	(11,260,483)

Other income (expenses)
Other expenses, net	(11,599)	(205,903)	(931,896)	(131,574)
Foreign exchange gain (loss) , net	489,268	4,407,133	(1,401,573)	(197,887)
Financial expenses, net	(1,358,586)	(943,324)	(995,245)	(140,518)
Total other income (expenses), net	(880,917)	3,257,906	(3,328,714)	(469,979)

Income before income tax/(loss before income tax benefit)	11,926,847	3,960,114	(83,083,334)	(11,730,462)
(Income tax)/income tax benefit	(1,703,179)	(2,582,217)	2,807,990	396,458
Net income/(loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Less: Net loss attributable to non-controlling interests	(81,640)	(2,510,826)	(7,698,604)	(1,086,959)
Net income/ (loss) attributable to the Jayud Global Logistics Limited’s ordinary shareholders	10,305,308	3,888,723	(72,576,740)	(10,247,045)

Net income/(loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Foreign currency translation difference, net of tax	10,158	(200,146)	(1,360,107)	(192,032)
Total comprehensive income (loss)	10,233,826	1,177,751	(81,635,451)	(11,526,036)
Less: total comprehensive loss attributable to non-controlling interest	(81,640)	(2,510,826)	(7,698,604)	(1,086,959)
Total comprehensive income (loss) attributable to Jayud Global Logistics Limited’s ordinary shareholders	10,315,466	3,688,577	(73,936,847)	(10,439,077)

Net income (loss) per share
Basic and diluted	0.60	0.22	(3.47)	(0.49)
Weighted average shares
Basic and diluted	17,200,000	18,071,233	20,924,500	20,924,500

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/ Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders’	Non-controlling	Total shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	10,790,400	6,880	6,409,600	4,087	12,831,938	-	1,468,823	(8,106,381)	8,442	6,213,789	(77,336)	6,136,453
Provision for statutory reserve	-	-	-	-	-	-	979,039	(979,039)	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	10,305,308	-	10,305,308	(81,640)	10,223,668
Capital injection	-	-	-	-	400,000	-	-	-	-	400,000	-	400,000
Acquisition of non-controlling interest	-	-	-	-	(41,732)	-	-	-	-	(41,732)	41,732	-
Foreign currency translation	-	-	-	-	-	-	-	-	10,158	10,158	-	10,158
Balance as of December 31, 2021	10,790,400	6,880	6,409,600	4,087	13,190,206	-	2,447,862	1,219,888	18,600	16,887,523	(117,244)	16,770,279
Provision for statutory reserve	-	-	-	-	-	-	2,203,279	(2,203,279)	-	-	-	-
Net income (loss)	-	-	-	-	-	-		3,888,723	-	3,888,723	(2,510,826)	1,377,897
Issuance of new shares to third party investors	2,000,000	1,393	-	-	34,821,607	(34,823,000)	-	-	-	-	-	-
Issuance of new shares to service providers	800,000	557	-	-	-	-	-	-	-	557	-	557
Capital injection	-	-	-	-	24,680,000		-	-	-	24,680,000	-	24,680,000
Capital injection by non-controlling interest	-	-	-	-	-	-	-	-	-	-	200,000	200,000
Dividend distribution	-	-	-	-	-	-	-	(11,931,000)	-	(11,931,000)	-	(11,931,000)
Foreign currency translation	-	-	-	-	-	-	-	-	(200,146)	(200,146)		(200,146)
Balance as of December 31, 2022	13,590,400	8,830	6,409,600	4,087	72,691,813	(34,823,000)	4,651,141	(9,025,668)	(181,546)	33,325,657	(2,428,070)	30,897,587

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/ Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders	Non-controlling	Total shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Provision for statutory reserve	-	-	-	-	-	-	(4,148,200)	4,148,200	-	-		-
Net loss	-	-	-	-	-	-	-	(72,576,740)	-	(72,576,740)	(7,698,604)	(80,275,344)
Issuance of new shares - IPO	1,352,223	957	-	-	38,309,168		-	-	-	38,310,125		38,310,125
Payments to Initial Shareholders			-	-	(35,000,000)	-	-	-	-	(35,000,000)	-	(35,000,000)
Funds received from share issued in 2022	-	-	-	-	-	34,823,000	-	-	-	34,823,000	-	34,823,000
Transfer of deferred offering cost upon completion of IPO	-	-	-	-	(15,938,208)	-	-	-	-	(15,938,208)		(15,938,208)
Issuance of warrant	-	-	-	-	360,874	-	-	-	-	360,874		360,874
Capital injection by non-controlling interest							-	-	-	-	2,450,000	2,450,000
Foreign currency translation	-	-	-	-	-	-	-	-	(1,360,107)	(1,360,107)		(1,360,107)
Balance as of December 31, 2023	14,942,623	9,787	6,409,600	4,087	60,423,647	-	502,941	(77,454,208)	(1,541,653)	(18,055,399)	(7,676,674)	(25,732,073)
Balance as of December 31, 2023 (US$)		1,382		577	8,531,160	-	71,010	(10,935,689)	(217,665)	(2,549,225)	(1,083,863)	(3,633,088)

*	Ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization completed on September 6, 2022 (Note 1(b)).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	10,223,668	1,377,897	(80,275,344)	(11,334,004)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	442,543	938,209	18,216,749	2,572,006
Lease termination loss	-	-	478,933	67,620
Depreciation and amortization	688,866	848,664	1,131,796	159,797
Amortization of operating lease right-of-use asset	3,498,048	10,933,292	9,405,893	1,328,009
Losses from disposal of property, equipment and software	52,663	(13,075)	719,165	101,538
Impairment losses of property and equipment	-	-	2,404,009	339,420
Impairment losses of operating lease right-of-use assets	-	-	3,244,676	458,113
Deferred tax expenses	864,072	116,755	(2,907,145)	(410,457)
Changes in operating assets and liabilities
Accounts receivable, net	(53,592,329)	55,931,552	(19,785,995)	(2,793,568)
Accounts receivable - related parties	2,788,565	(1,649,862)	1,676,016	236,635
Contract assets	(2,609,559)	(1,257,013)	2,396,978	338,427
Prepaid expenses and other current asset, net	(21,756,319)	10,069,570	(4,838,558)	(683,152)
Prepaid expenses - a related party	(1,674,157)	1,674,157	(164,858)	(23,276)
Refundable deposits	-	(3,002,260)	(1,000,000)	(141,189)
Accounts payable	22,083,942	(23,753,846)	21,656,849	3,057,711
Accounts payable - related parties	39,435,858	(53,553,469)	(758,726)	(107,124)
Contract liabilities	5,943,100	170,846	2,788,088	393,648
Accrued expenses and other current liabilities	2,884,200	(3,021,321)	3,268,149	461,427
Other payable - shareholders	(659,832)	(71,266)	(6,307)	(890)
Other payable - related parties	-	-	7,316,314	1,032,984
Tax payable	(792,044)	(215,482)	(1,617,237)	(228,336)
Operating lease liabilities	(3,532,276)	(10,755,243)	(7,571,923)	(1,069,073)
Other long-term liabilities	(49,427)	-	-	-
Net cash provided by (used in) operating activities	4,239,582	(15,231,895)	(44,222,478)	(6,243,734)

Cash flows from investing activities:
Prepayment for acquisition	-	(3,596,823)	-	-
Purchase of property, equipment and intangible assets	(634,871)	(2,150,431)	(4,444,392)	(627,500)
Proceeds from disposal of property and equipment	-	18,500	-	-
Net cash used in investing activities	(634,871)	(5,728,754)	(4,444,392)	(627,500)

Cash flows from financing activities:
Proceeds from short-term borrowings	18,000,000	18,000,000	31,805,201	4,490,548
Proceeds from a long-term borrowing	5,000,000	5,000,000	-	-
Repayments of short-term borrowings	(14,810,000)	(14,100,000)	(21,001,703)	(2,965,211)
Repayment of a long-term borrowing	(550,000)	(4,450,000)	(600,000)	(84,713)
Proceeds from loans provided by shareholders	6,245,000	6,295,383	823,265	116,236
Proceeds from loans provided by related parties	2,100,000	500,000	6,000,000	847,135
Loans repayment to shareholders	(3,685,000)	(8,855,383)	-	-
Loans repayment to related parties	(500,000)	(2,112,000)	(3,000,000)	(423,569)
Proceeds from loans provided by third parties	4,800,000	5,631,457	2,833,080	400,000
Loans repayment to third parties	(1,385,355)	(10,431,457)	-	-
Proceeds from shareholder’s contribution	400,000	24,680,000	-	-
Proceeds from IPO	-	-	38,310,125	5,408,972
Proceeds from shares issued			34,823,000	4,916,628
Payments for deferred offering costs	(898,870)	(5,426,702)	(9,251,204)	(1,306,169)
Dividend distribution	-	(6,193,500)	-	-
Payments to Initial Shareholders	-	-	(35,000,000)	(4,941,616)
Capital injection by a non-controlling interest	-	200,000	2,450,000	345,913
Other payable - related parties	(1,769,615)	596,513	-	-
Net cash provided by financing activities	12,946,160	9,334,311	48,191,764	6,804,154

Effect of exchange rate changes	10,158	(200,146)	(1,360,107)	(192,032)

Net increase (decrease) in cash and cash equivalents and restricted cash	16,561,029	(11,826,484)	(1,835,213)	(259,112)

Total cash and cash equivalents and restricted cash at beginning of the year	23,705,696	40,266,725	28,440,241	4,015,452
Total cash and cash equivalents and restricted cash at end of the year	40,266,725	28,440,241	26,605,028	3,756,340
Restricted cash at end of the year	-	501,071	501,952	70,870
Cash and cash equivalents at end of the year	40,266,725	27,939,170	26,103,076	3,685,470

Supplemental disclosure of cash flow information:
Income tax paid	1,046,305	2,517,406	2,152,341	607,774
Interest expense paid	1,773,998	781,143	884,259	124,848

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	3,603,273	35,873,660	441,168	62,288
Dividend distribution included in Other payable - shareholders	-	6,937,500	6,937,500	979,499
Issuance of new shares with consideration receivable	-	34,823,000	-	-
Issuance of new shares in exchange of services	-	557	-	-
Issuance of warrant as share issue cost	-	-	360,874	50,951

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

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EQUITY (Cont.)

Subscription receivable

On September 9, 2022, the Company entered into a share subscription agreement with various third party investors for 2,000,000 Class A ordinary shares at the consideration of $5,000,000. The price was negotiated with investors, based on the company’s performance at that time. Since the consideration was not received as of December 31, 2022 for the 2,000,000 shares issued, a subscription receivable was recognized against the share capital and additional paid-in capital. The Company received the consideration in January and February 2023. And the consideration received was paid as the payment to the Initial Shareholders in January and February 2023.

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