Form 20-F
period 2024-12-31
Jayud Global Logistics Ltd
filed 2025-04-22
CIK 1938186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _________

For the transition period from _________to _________

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

As of December 31, 2024, there were 88,408,017 Class A ordinary shares and 5,409,600 Class B ordinary shares, par value US$0.0001 per share.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2024, as advised by our PRC counsel, PacGate Law Group, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations, and any requirement of approvals or permits in connection with our future offering of securities could cause our operations and financial conditions to be materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless.”

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (“Data Security Management Regulations”), which came into effect on January 1, 2025. On December 28, 2021, the CAC, together with other twelve PRC regulatory authorities, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2024, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.”

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

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and is not subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our Class A ordinary shares may significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of income and comprehensive income data for the years ended December 31, 2022, 2023 and 2024, selected consolidated balance sheets data as of December 31, 2023 and 2024, and selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

The following table presents our selected consolidated statements of income and comprehensive income data for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Selected Consolidated Statements of income and Comprehensive Income Data:
Revenues	651,991,593	497,868,200	565,273,477	78,636,898
Cost of revenues	(614,605,479)	(513,738,832)	(576,442,434)	(80,190,646)
Gross profit /(loss)	37,386,114	(15,870,632)	(11,168,957)	(1,553,748)
Operating expenses:
Selling expenses	(16,032,550)	(11,943,136)	(7,906,030)	(1,099,832)
Provision for credit losses	(938,209)	(18,216,749)	(9,450,681)	(1,314,713)
Impairment charges on long-lived assets	-	(5,648,685)	-	-
Lease termination (loss) / gain	-	(478,933)	1,945,824	270,689
General and administrative expenses	(17,616,830)	(26,202,413)	(24,456,958)	(3,402,280)
Research and development expenses	(2,096,317)	(1,394,072)	(1,079,023)	(150,107)
Total operating expenses	(36,683,906)	(63,883,988)	(40,946,868)	(5,696,243)
Operating profit / (loss)	702,208	(79,754,620)	(52,115,825)	(7,249,991)
Other income/(expenses):
Other (expense) /income, net	(205,903)	(931,896)	1,166,476	162,272
Foreign exchange gain (loss), net	4,407,133	(1,401,573)	(2,914,296)	(405,417)
Financial expenses, net	(943,324)	(995,245)	(2,609,622)	(363,032)
Total other income/(expenses), net	3,257,906	(3,328,714)	(4,357,442)	(606,177)
Income / (loss) before income tax expense	3,960,114	(83,083,334)	(56,473,267)	(7,856,168)
Income tax (expenses) / benefit	(2,582,217)	2,807,990	536,227	74,596
Share of income of equity method investees, net of tax of nil	-	-	427,493	59,470
Net income / (loss)	1,377,897	(80,275,344)	(55,509,547)	(7,722,102)
Foreign currency translation adjustment, net of tax	(200,146)	(1,360,107)	729,497	101,483
Total comprehensive income / (loss)	1,177,751	(81,635,451)	(54,780,050)	(7,620,619)

The following table presents our selected consolidated balance sheets data as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash	26,103,076	36,996,422	5,146,684
Accounts receivable, net	41,281,988	38,696,583	5,383,198
Prepaid expenses and other current assets, net	12,513,878	33,915,774	4,718,126
Prepaid expenses and other current assets - related parties	-	6,696,004	931,501
Other receivable - related parties	164,858	20,273,420	2,820,297
Long term investments	-	20,633,148	2,870,339
Property and equipment, net	1,123,976	15,657,880	2,178,215
Operating right-of-use assets, net	8,992,535	1,881,535	261,746
Total assets	100,450,600	184,365,871	25,647,693
Short-term borrowings	25,603,498	10,497,682	1,460,364
Loans payable - shareholders	-	8,655,800	1,204,134
Accounts payable - third parties	39,804,623	44,452,581	6,183,934
Accounts payable - related parties	6,666,458	242,734	33,767
Other payable - related parties	8,516,645	789,560	109,838
Accrued expenses and other current liabilities	7,485,881	12,084,446	1,681,104
Taxes payable	513,197	11,698,309	1,627,387
Total liabilities	126,182,673	104,997,426	14,606,508
Total shareholder’s (deficit) / equity	(25,732,073)	79,368,445	11,041,185

The following table presents our selected consolidated cash flows data for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(15,231,895)	(44,222,478)	(97,447,783)	(13,556,257)
Net cash used in investing activities	(5,728,754)	(4,444,392)	(573,683)	(79,806)
Net cash provided by financing activities	9,334,311	48,191,764	108,223,798	15,055,340
Effect of foreign exchange rate changes	(200,146)	(1,360,107)	292,551	40,698
Net (decrease) / increase in cash and restricted cash	(11,826,484)	(1,835,213)	10,494,883	1,459,975
Cash and restricted cash at beginning of year	40,266,725	28,440,241	26,605,028	3,701,106
Cash and restricted cash at end of year	28,440,241	26,605,028	37,099,911	5,161,081

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Increased U.S. Tariffs

Our business is sensitive to changes in international trade policies, including tariffs imposed by the U.S. government on goods imported from China, which accounted for a significant portion of our customer base in China.

In 2024, the Biden administration increased tariffs on certain Chinese goods, including electric vehicles, solar cells, steel, and aluminum. These increases were phased in over the year, with some tariffs reaching up to 100% on specific products. In early 2025, the U.S. government further increased tariffs on Chinese imports through various executive orders. On April 2, 2025, a “Liberation Day” tariff policy was announced, pursuant to which, a baseline 10% tariff was imposed on all imports from countries with significant trade surpluses with the U.S., including China. On April 9, 2025, the Trump administration implanted additional country-specified tariffs, resulting in a cumulative tariff rate of 54% on Chinese goods, with later escalations reaching up to 125% by mid-April 2025. Further, the U.S. eliminated the $800 de minims threshold for duty-free imports from China, effective May 2, 2025.

These tariffs increases may adversely impact our business in several ways. The increased tariffs could raise the costs of our cross-border logistics services. We might need to pass these costs to our customers, potentially leading to increased expenses for our company and our customers, which could make our services less competitive and affect our profits. To remain competitive, we may need to absorb some cost increases, compressing our profit margin. Elevated tariffs may reduce demand for imported goods from China due to higher prices, impacting the volume of shipments we handle and potentially affecting our revenue. Tariff-induced cost increases can disrupt established supply chains, causing delays and necessitating adjustments in logistics strategies. Our customers may change their supply chains to avoid higher costs from tariffs and they may relocate production to tariff-exempt countries. This could reduce the demand for our logistics services if they choose different suppliers or shipping route. In addition, Navigating the complexities of the U.S. tariff regulations requires continuous monitoring and compliance efforts, which may increase administrative burdens and costs.

The future of U.S. tariff policies is uncertain, which could affect our financial performance and operational efficiency. Nevertheless, we are committed to using our strategic locations, diverse services, and global operations to meet these challenges. We are closely monitoring changes in U.S.-China trade relations and trade policy developments and will adjust our plans as needed.

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

We generated revenues of RMB652.0 million, RMB497.9 million and RMB565.3 million (US$78.6 million) in 2022, 2023, and 2024 and gross profits of RMB37.4 million in 2022, gross loss of RMB15.9 million and RMB11.2 million (US$1.6 million) in 2023 and 2024, respectively. Although our business has grown rapidly, our historical results of operations and financial performance may not be indicative of our future performance. In addition, we cannot assure you that we can continue to operate under our existing business models successfully. As the market and our business evolve, we may modify our operations, data and technology, sales and marketing, solutions and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We expect our expenses to continue to increase in the future as we expand our business. Our expenses may grow faster than our revenue, and our expenses may be greater than we expected. We cannot assure you that we will be able to achieve similar results or grow at the same speed as we did in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as a company in its ramp-up stage of development and operating in emerging and dynamic industries, including, among other factors, our ability to attract and retain customers; our ability to create value for participants in our ecosystem and increase monetization; our ability to navigate in the evolving regulatory environment; our ability to provide high-quality and satisfactory services; our ability to build up our reputation and promote our brand; and our ability to anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully collect payment from our customers of the amounts they owe us for our services. As of December 31, 2024, we had accounts receivable from third parties and related parties recorded at RMB58.0 million (US$8.1 million), of which RMB19.1 million (US$2.7 million) was allowanced, accounting for approximately 33.1% of our total accounts receivable. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from our anticipation and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

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

As of December 31, 2024, we had one self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 20,750 sq. m. As of the same date, we had the rights to use one third-party warehouses located in Yiwu of Zhejiang province, with an aggregate GFA of approximately 1,890 sq. m. Also we owns 95% of the interests in a 28,320 sq.ft. warehouse and the related land located in Houston, Texas through acquisition of 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”) in October 2024. As of December 31, 2024, we have 20% of the equity interest in HYTX Warehouse No.3 LLC, which operates an approximate 69,000-square-foot warehouse located in California and 49% of the equity interest in HYTX Warehouse No.10 LLC, which operates an approximate 43,000-square-foot warehouse located in California. See “Item 4. Information on the Company—B. Business Overview—Freight Forwarding Services—Warehousing Services.” Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollution, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could destroy any inventory located in these facilities and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur.

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

As of December 31, 2024, we had one self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 20,750 sq. m. As of the same date, we had the rights to use one third-party warehouses located in Yiwu of Zhejiang province, with an aggregate GFA of approximately 1,890 sq. m. Also we owns 95% of the interests in a 28,320 sq.ft. warehouse and the related land located in Houston, Texas through acquisition of 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”) in October 2024. As of December 31, 2024, we have 20% of the equity interest in HYTX Warehouse No.3 LLC, which operates an approximate 69,000-square-foot warehouse located in California and 49% of the equity interest in HYTX Warehouse No.10 LLC, which operates an approximate 43,000-square-foot warehouse located in California. We plan to establish larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our logistics workflow and processes. We also plan to establish more warehouses in additional counties and districts to further enhance our service capacity and distribution network. As we continue to add logistics and warehouse capability, our logistics network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to set up warehouses or lease suitable facilities on commercially acceptable terms or at all. Moreover, the order volume in those less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our logistics infrastructure. In addition, the expansion of our logistics infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our logistics infrastructure successfully, it may not give us the competitive advantage that we expect if improved logistics services become widely available at reasonable prices to our existing and potential customers, such as large retailers, in China.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Certain of our businesses depend significantly on a limited number of key customers. For the years ended December 31, 2022, 2023 and 2024, revenues generated from our five largest customers in terms of contract amount accounted for approximately46.1%, 42.3% and 32.6% of our total revenues, respectively. Our contracts with these key customers are generally renewed year-by-year. No other client accounted for more than 10.0% of revenues. Due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these key customers, our revenue, financial condition and results of operations will be negatively impacted. In addition, we cannot assure that any of our customers in the future will not cease purchasing services or products from us in favor of services or products from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our revenue, profitability, and results of operations.

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

The success of our business depends in part on our ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing additional solutions and services. For the years ended December 31, 2022, 2023 and 2024, our total number of customers were 1879, 1841 and 1960, respectively. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level.

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

Our business requires a considerable number of personnel. For the years ended December 31, 2022, 2023, and 2024, our labor costs comprised 3.6%, 5.1% and 4.4% of our total operating expenses and cost of revenue for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2024, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to establishing of an audit committee and internal audit department. In addition, we are in the process of implementing a number of measures to address the material weakness identified, including but not limited to (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; and (3) enhance risk assessment procedures and system controls. For details, see “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.” However, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our Class A ordinary shares may not be able to remain listed on the Nasdaq Capital Market.

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

We may be exposed to risks of recovery of refunded and exempted taxes in relation to potential incompliance by our third-party suppliers and partners with VAT and other applicable tax regulations, which may adversely affect our financial condition and business operations.

We cooperate with third-party suppliers and partners in China to provide goods for our international trading business and agent services related to export and import business, and such third-party suppliers and partners will issue corresponding value-added tax (“VAT”) invoices for such goods. In accordance with relevant PRC tax laws and regulations, for our export of the above purchased goods, we would file the corresponding export transactions and submit the VAT invoices issued by these third-party suppliers and other documents required to local competent tax authorities to apply for VAT exemptions and refunds. However, if the VAT invoices we submit to tax authorities for tax exemption and refund purposes are falsified or forged by any supplier or partner in violation of the PRC tax laws and regulations, the tax authorities may decide that the corresponding export transactions we filed for tax exemption and refund purposes are ineligible for VAT exemption and refund under applicable laws and regulations, thereby subjecting such transactions to VAT assessments. As a result, we will be required to recover and pay all exempted or refunded VAT, or even potential late payment and other penalties if stipulated by applicable tax regulations. Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”), one of our PRC subsidiaries, received certain Tax Matter Notices from local tax authorities in Shenzhen in early 2025, requesting JYD SM to provide certain accounting records and other documents for inspection and recover certain refunded and exempted VAT incurred during the fiscal years of 2018 and 2021 due to the finding that the VAT invoices issued by certain third-party supplier are forged. As of the date of this annual report, the total amount of the taxable payments involved is approximately RMB 10.8 million (approximately US$1.5 million). Currently, JYD SM is coordinating with the tax authorities to properly resolve this matter, and such matter is not expected to have any material impact on the Company’s ordinary business operations.

We have implemented internal control policies and supplier due diligence procedures to mitigate the risk, and we have provided in corresponding business contracts with third-party suppliers and partners including the aforementioned supplier that such entity shall compensate for all recovery of taxes and economic losses borne by JYD SM arising out of its falsification or forge of invoices, but we cannot guarantee that all suppliers and partners will comply with tax laws and regulations and issue true and appropriate invoices, or that they will not conduct any fraudulent activity in violation of tax laws and regulations. If the invoices or other tax-related records issued by any third-party supplier or partners we submitted to tax authorities were found fake or forged, we may be required to recover all refunded or exempted taxes or may further face penalties under severe circumstances, resulting in material financial liabilities and reputational damage. Any failure of third-party suppliers and partners to comply with relevant VAT or other tax laws and regulations may adversely affect our financial condition and business operations.

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

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong

It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on the companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

On September 6, 2024, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

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

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterate that data processors that process the personal information of more than one million users and intend to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. On September 24, 2024, the State Council promulgated the Network Data Security Management Regulations, which came into effect on January 1, 2025. Article 13 of the Network Data Security Management Regulations provides that the network data handlers who carry out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations.

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

As of the date of this annual report, our Hong Kong subsidiaries have not collected, stored, or managed any personal information in Hong Kong. Therefore, we concluded that currently we do not expect that laws and regulations in mainland China on data security, data protection, or cybersecurity to be applied to our Hong Kong subsidiaries or that the oversight of the CAC will be extended to its operations outside of mainland China. In Hong Kong, the Personal Data (Privacy) Ordinance (Cap. 486 of Hong Kong), or the PDPO, applies to data users, that control the collection, holding, processing or use of personal data in Hong Kong. Our Hong Kong subsidiaries are subject to the general requirements under PDPO including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

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

Our Class A ordinary shares have recently experienced extreme price and volume volatility. Over the past two weeks, our share price has undergone periods of rapid appreciation followed by substantial and sudden declines. For example, the closing price of our shares was $7.97 on April 1, 2025 with approximately 7 million shares traded. On April 2, 2025, our stock traded as low as $0.35 with approximately 45.8 million shares traded. By contrast, our stock closed at $3.63 per share on March 3, 2025. To our knowledge, there have been no material changes to our financial condition, results of operations, or business fundamentals that would explain such extreme fluctuations in our stock price. We believe this volatility is not attributable to our operating performance or industry conditions. This disconnect between our share price and our actual business performance may expose investors to significant risk, particularly if the market price declines sharply without a corresponding change in our business. Investing in our shares under these conditions involves substantial risk, including the potential for rapid and significant losses.

In addition, unusual trading activity may have been influenced by short squeezes—situations where investors who have sold shares short are forced to repurchase shares at higher prices, potentially contributing to abnormal price increases followed by sharp declines. These market dynamics are not necessarily related to our company’s performance and may harm investors who buy shares during or after such events.

In some cases, trading activity may be driven by speculation or misinformation disseminated through social media or messaging platforms, which are outside of the company’s control and may mislead investors. Certain investors may have made investment decisions based on inaccurate or overly optimistic expectations regarding the future performance of our share. These expectations were not issued or endorsed by the Company.

We cannot guarantee that similar volatility or trading disruptions will not occur again. Continued volatility may result in reputational harm, potential regulatory inquiries, shareholder litigation, and reduced investor confidence, all of which could adversely impact our ability to raise capital or execute our business strategy.

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

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Our Class B ordinary shares have ten (10) votes per share, and our Class A ordinary shares have one (1) vote per share. As of the date of this annual report, our issued and outstanding share capital consists of 88,426,696 Class A ordinary shares and 5,409,600 Class B ordinary shares. Our founder and chief executive officer, Mr. Xiaogang Geng is the only shareholder who owns all our issued and outstanding 5,409,600 Class B ordinary shares and owns approximately 38.7% of our total voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of voting power, Mr. Xiaogang Geng, individually or together, may be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our memorandum and articles of association and any merger or other major corporate transactions that require shareholder approval, or may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may, by changing the directors of the Company, have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holder of Class B ordinary shares may result in those shares converting into Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Our amended and restated articles of association generally do not prohibit us from issuing additional Class B ordinary shares, and any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company with limited liability listed on Nasdaq, we are subject to the Nasdaq Listing Rules for corporate governance listing standards. However, we qualify as a foreign private issuer (as defined in Rule 3b-4 under the Exchange Act) under the Nasdaq Listing Rules and we are permitted to follow home country practice in respect of certain corporate governance matters. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on Nasdaq. For example, we do not (1) have regularly scheduled executive sessions with only independent directors each year, (2) obtain shareholders’ approval for issuance of securities in certain situations, or (3) hold annual shareholders’ meetings. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, and to the extent that we choose to do so, our shareholders may be afforded less protection than they otherwise would have under the Nasdaq Listing Rules applicable to U.S. domestic issuers.

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

The Group has incurred a net loss of RMB55,509,547(US$7,722,102) with negative operating flows of RMB97,447,783(US$13,556,257) for the year ended December 31, 2024. As of December 31, 2024, there is accumulated deficit of RMB126,955,513(US$17,661,164). The Group has net working capital of RMB44,211,654(US$6,150,418) as of December 31, 2024. The Group has funded its operations and capital needs primarily through the net proceeds received from issuance of new shares, loans from banks, shareholders and related parties. During the year ended December 31, 2024, the Group obtained proceeds of approximate US$17.2 million from equity financing and approximate US$8.8 million from debt financing.

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

In January and February 2023, anticipating the imminent completion of the IPO, the Company voluntarily settled and made the payment of RMB 35 million to the Initial Shareholders pursuant to the Agreements and the Supplemental Agreement. There are no other arrangements that could reasonably result in additional payments beyond those related to liabilities that have been appropriately recognized and reported in the financial statements. On September 7, 2022, the controlling shareholder of the Company signed a commitment letter agreeing to assist the Company in raising at least $6 million within 36 months after the IPO. Otherwise, he would contribute at least $6 million to the Company and its subsidiaries for operational use without receiving any consideration. Since the Company successfully raised at least $6 million within the 36-month period following the IPO, this commitment letter is no longer effective as of the date of this annual report.

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

In January 2024, Shenzhen Jayud Logistics Technology Co., Ltd., or Shenzhen Jayud, our wholly-owned PRC subsidiary, entered into an equity purchase agreement to acquire 51% of the equity interests in Qingdao Oranda Supply Chain Management Co., Ltd., a premier international logistics company. In October 2024, the parties agreed to terminate the agreement, and the 51% equity interests acquired were returned to the original owner. No consideration was given to the original owner pursuant to the agreement and all parties were relieved of their obligations under the agreement as a result of the termination.

In January 2024, Shenzhen Jayud entered into an equity purchase agreement to acquire 51% of the equity interests in Shenzhen Jiniu International Logistics Co., Ltd., a logistics company specialized in supply chain management, domestic cargo transportation agency, loading/unloading, and information consulting services.

In April 2024, Joyed Logistics Services Inc. (“Joyed Logistics”), our wholly-owned subsidiary, entered into an equity purchase agreement to acquire a 51% controlling stake in HYTX Warehouse Inc. (“HYTX”), a logistics company headquartered in Azusa, California. On March 18, 2025, Joyed Logistics and HYTX agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of HYTX. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

In August 2024, we set up Ezhou Jayud Logistics Technology Co., Ltd (“JYD Ezhou”), a subsidiary wholly owned by JYD HK. In September 2024, JYD Ezhou set up Ezhou Jayud International Logistics Co., Ltd. (” Ezhou GJHY”) with a non-controlling shareholder, acquiring a 51% equity interest in Ezhou GJHY.

In September 2024, the Company entered into securities purchase agreements with certain accredited investors, pursuant to which the Company received proceeds (net of issuance cost) of RMB5,728,717 (US$796,939) in consideration of the issuance of Convertible Debentures in the principal amount of $800,000. In October 2024, the investors converted the entire principal amount and accrued interest under the Convertible Debentures into 2,069,382 Class A ordinary shares of the Company.

In October 2024, Joyed Logistics: (i) acquired a 20% equity interest in HYTX Warehouse No.3 LLC, which operates an approximate 70,000-square-foot warehouse located in California, under a lease agreement that is set to expire on April 30, 2026, by issuing 1,680,016 Class A ordinary shares as consideration; (2) acquired a 49% stake in HYTX Warehouse No.10 LLC, which operates a 43,000-square-foot warehouse located in California, under a lease agreement that is set to expire on June 30, 2027, by issuing 1,568,457 Class A ordinary shares as consideration; (iii) acquired a 20% equity interest in HYTX Warehouse No.11 LLC, which operates a 52,000-square-foot warehouse located in New Jersey, under a lease agreement that is set to expire on May 31, 2027, by issuing 1,704,851 Class A ordinary shares as consideration (the acquisition was terminated in December 2024, and the 1,704,851 Class A Ordinary Shares were cancelled in March 2025); (iv) acquired a 10% equity interest in LD Global Logistics Inc., a licensed customs broker based in Georgia, USA, by issuing 117,115 Class A ordinary shares as consideration; and (v) acquired a 95% equity interest in YUKON FLOORING BELLAIRE, LLC, which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas, by issuing 2,219,828 Class A ordinary shares as consideration.

In October 2024, the Company issued in a private placement an aggregate of 14,793,335 Class A ordinary shares to certain investors at a purchase price of US$0.45 per share, and the Company received proceeds (net of issuance cost) of RMB47,469,070 (US$6,603,565). In December 2024, the Company issued in a registered follow-on offering an aggregate of 50,000,000 Class A ordinary shares at a purchase price of US$0.20 per share, and the Company received proceeds (net of issuance cost) of RMB70,194,498 (US$9,764,968).

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

For the years ended December 31, 2022, 2023 and 2024, our total revenue amounted to RMB652.0 million, RMB497.9 million, and RMB565.3 million (US$78.6 million). For the years ended December 31, 2022, 2023 and 2024, our gross profit amounted to RMB37.4 million and gross loss of RMB15.9 million and RMB11.2 million (US$1.6 million), respectively.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

Freight Forwarding Services

Our freight forwarding services primarily comprise (i) integrated cross-border logistics services, (ii) fragmented logistics services, and (iii) chartered airline freight services. For the years ended December 31, 2022, 2023 and 2024, revenues from our freight forwarding services amounted to RMB577.6 million, RMB342.6 million and RMB323.1 million (US$44.9 million), respectively.

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

For the fiscal years ended December 31, 2022, 2023, and 2024, revenues from our contract logistics operation amounted to RMB321.2 million, RMB83.0 million and RMB67.7 million (US$9.4 million), respectively.

Basic Logistics Services

We developed various modularized integrated logistics service offerings based on our in-depth understanding of the demands of a variety of industries, such as cross-border e-commerce, chemical industry, and the retail sector. Principal customers of our basic logistics services, such as owners of e-commerce stores and other small-and-medium-sized enterprises (or the “SMEs”), may easily choose the service module(s) that accommodate their needs. We generally charge our customers of basic logistics services the following: (i) basic service fees, which typically include freight charges, custom brokerage fees, and pickup fees; and (ii) additional service fees, which, depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing fees. For the fiscal years ended December 31, 2022, 2023, and 2024, revenues from our basic logistics operation amounted to RMB123.1 million, RMB136.7 million and RMB135.2 million (US$18.8 million), respectively.

Fragmented Logistics Services

We may also be engaged by our customers to provide one or more types of logistics services that only consist part of the entire cross-border cargo delivery process. Such fragmented logistics services primarily include one or a combination of the following: (i) air freight forwarding; (ii) ocean freight forwarding; (iii) overland freight services; and (iv) other fragmented logistics services, such as port and depot services, non-time-definite delivery and coordination services. For the fiscal years ended December 31, 2022, 2023, and 2024, revenues from our fragmented logistics services amounted to RMB133.2 million, RMB91.8 million and RMB101.5 million (US$14.1 million), respectively.

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

Customers of our ocean freight forwarding services primarily include manufacturers, companies that engages in international commerce, as well as other logistics service providers. The majority of shipments originate in Shenzhen and Guangzhou of Guangdong province, Qingdao of Shandong province, Ningbo of Zhejiang province and Shanghai. We endeavor to ensure that our ocean freight shipping capacity is secured and planned in advance to meet our customers’ requirements.

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

We endeavor to ensure that our overland freight services capacity is secured and planned in advance to meet our customers’ requirements. To that end, we maintained a fleet of two self-owned trucks as of December 31, 2024 and have developed sound business relationships with third-party trucking service providers. Furthermore, we have also chartered rail transport to secure stable overland freight service capabilities.

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

Chartered Airline Freight Services

We provide a fixed volume or weight of space capacity on fixed-route air planes for customer transportation. As of December 31, 2024, we had air charter service agreements with a cargo airlines in Jiangsu for Shenzhen-to-Clark, Philippines (CRK) route. This route significantly enhanced the cargo capacity and efficiency between China and the Philippines, also narrowed the distances between cargo and end-markets. For the fiscal years ended December 31, 2022, 2023, and 2024, revenues from our chartered airline freight services amounted to nil, RMB28.2 million and RMB13.5 million (US$1.9 million), respectively.

Warehousing Services

Our customers may use our warehouses as an intermediate stop for an average period of up to three days, and may store goods or inventory in our warehouses for a period ranging from three days to months. As of December 31, 2024, we had one self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 20,750 sq. m. As of the same date, we had the rights to use one third-party warehouses located in Yiwu of Zhejiang province, with an aggregate GFA of approximately 1,890 sq. m. Besides, we also provide customers with: (i) labeling services, where we print thermal labels and paste them on the packages as per the customers’ requests; (ii) packaging services, where, in the event of the damaged packaging, we may replace the damaged packaging as per the customers’ requests; and (iii) after-sales reverse logistics services, where we provide replacement and return warehousing to support returns management and other aftersales activities, such as product inspection, refurbishment or disposal. We charge our customers warehousing fees primarily consist of our rental rate for the relevant warehouse, first-mile pickup and/or last-mile delivery fees, and fees for other warehousing services, as applicable. For the fiscal years ended December 31, 2022, 2023, and 2024, revenues from our warehousing services amounted to nil, RMB2.9 million and RMB5.2 million (US$0.7 million), respectively.

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

We have established a global operation nexus to support our business. We own logistic facilities strategically located throughout major transportation hubs in China and globally. As of December 31, 2024, we had established a presence in 8 provinces (including provincial municipalities) in mainland China, such as Shenzhen of Guangdong province, Nanjing of Jiangsu province, Yiwu of Zhejiang province, Tianjin, as well as some major global transportation hubs such as Hong Kong.

Our global freight network covers various major trade lanes across the world, including Asia-North America, Asia-Europe and Intra-Asia trade lines. As of December 31, 2024, our footprints spread across six continents and over 80 countries, such as the United States, India, Philippine, Thailand, the United Kingdom, EU, etc. ..

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

Sales and Marketing

We are engaged by our customers through tendering processes and direct engagements. For the years ended December 31, 2022, 2023, and 2024, revenues generated through tendering processes amounted to approximately RMB21.0 million, RMB62.0 million and RMB67.7 million (US$9.4 million), respectively, accounting for approximately3.2%, 12.4% and 12.0%, respectively, of the total revenues for the same periods.

We acquire new customers primarily through our sales and marketing personnel, who, through their experience and good rapport with clients, play an instrumental role in creating and expanding the work platform for us. As of December 31, 2024, we had sales and marketing teams in China of 47 employees. We also acquire new customers through marketing activities such as online promotions, participation in trade fairs and functions, as well as forming strategic alliances with government bodies and other businesses such as major e-commerce platforms. Our new customers may also be referrals from our existing customers, which we believe reflects our existing customers’ recognition of our quality of services.

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

Technology, Research and Development

We have a dedicated research and development team responsible for the design and development of our products. As of December 31, 2024, our research and development team consisted of one employee who had experience in the IT industry for more than five years.

For the years ended December 31, 2022, 2023, and 2024, our research and development expenses amounted to RMB2.1 million, RMB1.4 million and RMB1.1 million (US$0.2 million), respectively. Such amounts were primarily expenses in relation to our proprietary IT systems, all of which are internally designed and developed to support efficient operational management and to better serve our customers’ supply chain needs. Each of our proprietary IT systems can integrate with our enterprise resource planning, or ERP, system, providing seamless services while allowing us to achieve better efficiency. Our major types of proprietary IT systems include:

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

Intellectual Property

We seek to protect our intellectual properties through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2024, we had registered 63 registered copyrights, 4 registered domain names, and 5 registered trademarks, including “佳裕达”, “JAYUD GROUP” and “Joyed.”

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

According to the Regulations on International Maritime Transport and its implementation rules, all NVOCC shall, within 15 days after starting business, file with the competent department of transport under the people’s government of the province, autonomous region or municipality directly under the Central Government for record. The filing information includes the enterprise name, place of registration and contact details.

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

On October 26, 2018, the GAC circulated the Announcement on Matters Related to Promoting the Integration of Customs Inspection and Optimizing the Registration of Customs Declaration, according to which, from October 29, 2018, the Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity issued by the customs to the customs declaration enterprise that has completed the registration automatically reflects the two qualifications for customs declaration and the declaration for inspection and quarantine. The original “Registration Form for Declaration Enterprises for Entry-Exit Inspection and Quarantine” and “Registration Form for Entry-Exit Inspection and Quarantine Reporters” will no longer be issued. Any enterprises engaged in the business of making customs declarations and making the declaration for inspection and quarantine as an agent should obtain relevant certificate and make filings for customs declaration persons as prescribed by the foresaid regulations. On January 6, 2025, the GAC issued the Announcement on Repealing and Declaration of Invalidity of Certain Normative Documents (II), according to which, the Announcement on Matters Related to Promoting the Integration of Customs Inspection and Optimizing the Registration of Customs Declaration has been repealed since January 6, 2025. Therefore, the original “Certificate of the Customs of the People’s Republic of China on Registration of the Customs Declaration Entity” will no longer be issued.

Regulations Relating to Import and Export Of Goods

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 30, 2022 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and became effective on January 1, 2002 and were most recently amended on March 10, 2024 and became effective on May 1, 2024, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

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

According to the Customs Law of the PRC, unless otherwise provided for, the declaration of import or export goods and the payment of customs duties may be made by the consignees or consigners themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the PRC customs authority. The Regulations on Import and Export Duties, promulgated by the State Council on November 23, 2003 and most recently amended on March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties. On April 26, 2024, SCNPC issued the Tariff Law of the People’s Republic of China (the “Tariff Law”), which became effective on December 1, 2024. According to the Tariff Law, the Regulations on Import and Export Duties were repealed. Article 3 of the Tariff Law provides that consignees of imports, consignors of exports and carriers or recipients of inbound articles shall pay tariffs.

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

Pursuant to the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises (“Circular 56”), which came into force on February 10, 2023 and replaced the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises promulgated on September 14, 2015, before the issuance of foreign loans, enterprises shall first apply to and obtain from NDRC the Certificate of Examination and registration of Foreign Debts Borrowed by Enterprises and shall report the information on the issuance to NDRC within ten business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of more than one year which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including senior bonds, perpetual bonds, capital bonds, medium-term notes, convertible bonds, exchangeable bonds, finance leases, and so forth. In January 2023, NDRC circulated the Guide to the Examination and Registration of Medium and Long-Term Foreign Debt Issued by Enterprises on its official website, according to which, domestic companies (and their controlled overseas companies or branches) who borrowed from foreign companies (including overseas shareholders) a loan for more than one year need to apply to NDRC. However, NDRC has not issued any other further explanation for the implementation of Circular 56.

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

Regulations Related to Foreign Investment

The establishment, operation, and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2023, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020. They replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

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

Investment activities in the PRC by foreign investors were principally governed by the catalog for the Guidance of Foreign Investment Industries, or the catalog, which was promulgated and is amended from time to time by MOC and NDRC. Industries listed in the catalog were divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalog were generally deemed as constituting a fourth “permitted” category. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the catalog of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On September 6, 2024, NDRC and MOC issued the latest Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Edition) (the “Negative List 2024”), which came into effect on November 1, 2024. The Negative List 2024 sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the Negative List 2024 is treated equally with domestic investment and the relevant provisions of the Opinions of the State Council on Implementing Negative List System for Market Access promulgated by the State Council on October 2, 2015 and effective as of December 1, 2015 shall apply to domestic and foreign investors on a unified basis. Moreover, according to Negative List 2024, PRC entities which engage in any field forbidden by the Negative List 2024 for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ratio shall be in compliance with PRC laws.

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

Regulations Relating to Anti-Monopoly Enforcement

The PRC Anti-Monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-Monopoly Law. In March 2018, SAMR was formed as a new governmental agency to take over, among other things, the Anti-Monopoly enforcement functions from the relevant departments under MOC, NDRC and the pre-existing State Administration for Industry and Commerce, respectively. Since its inception, SAMR has continued to strengthen Anti-Monopoly enforcement. In December 2018, SAMR issued the Notice on Anti-Monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct Anti-Monopoly enforcement within their respective jurisdictions. In September 2020, SAMR issued Anti-Monopoly Compliance Guideline for Operators which was recently amended on April 25, 2024, which requires, under the PRC Anti-Monopoly Law, operators to establish Anti-Monopoly compliance management systems to prevent Anti-Monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Commission of the State Council officially promulgated the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-Monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. On June 24, 2022, the SCNPC passed the Amendments to Anti-Monopoly Law (the “Amendments to the AML”) which came into effect on August 1, 2022. The Amendments to the AML set out new substantive rules including safe harbor for monopoly agreements, introduced “stop-the-clock” mechanism and enhanced personal liability and monetary penalties for substantive violations.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, consolidated affiliated entities and subsidiaries of consolidated affiliated entities as of the date of this annual report. See “Item 4. A. History and Development of the Company” for details.

Note:	the English names of our PRC business entities are directly translated from Chinese and may be different from their names shown on their respective records filed with relevant PRC authorities.

D.	Property, Plant and Equipment

Our corporate headquarters are located in Shenzhen, China. As of December 31, 2024, the approximate gross floor area of our leased properties was 22,640 sq. m. in aggregate and we owns 95% of the interests in a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. We believe that our existing facilities are generally adequate to meet our current needs, but we may seek additional space as needed to accommodate future growth.

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

For the years ended December 31, 2022, 2023 and 2024, our total revenue amounted to RMB652.0 million, RMB497.9 million and RMB565.3 million (US$78.6 million), respectively, representing a year-over-year decrease of 23.6% from 2022 to 2023, and a year-over-year increase of 13.5% from 2023 to 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, our gross profit amounted to RMB37.4 million and gross loss of RMB15.9 million and RMB11.2 million (US$1.6 million), respectively, representing a year-over-year decrease of 142.5% from 2022 to 2023, and a year-over-year increase of 29.6% from 2023 to 2024, respectively.

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

Our ability to maintain our major customers

For the years ended December 31, 2022, 2023 and 2024, approximately 45.5%, 42.3% and 32.6% of our total revenues, respectively, were generated by our five largest customers of the same periods. While certain service contracts contain options of renewal, there is no assurance that our major customers will continue their business relationships with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to enter into new service contracts with our customers upon expiry of the current contracts, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Our ability to obtain new customers and to increase our revenue per customer

The number of our customers were 1,879, 1,841 and 1,930 as of December 31, 2022, 2023 and 2024, respectively. In addition, average revenue per customer were RMB347 thousand, RMB270 thousand and RMB293 thousand (US$41 thousand) per customer for the year ended December 31, 2022, 2023 and 2024, respectively. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

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

Impact of Global Inflationary Pressures

We primarily face two types of inflationary pressures: one is inflation-related economic slowdown, and the other is a rise in fuel prices as a result of inflation. Our business is less affected by the first type of inflationary pressure since substantially all of our business operations are in China, where inflation has been stable over the past three years. In 2022, 2023 and 2024, the inflation rate in China was 2.0%, 2.2% and 2.4%, respectively. However, due to global inflation and tensions between Russia and Ukraine in 2022, the prices of fossil fuel have surged and affected the freight forwarding services section which still relies heavily on fossil fuels to power transportation. With higher fuel prices, costs of freight forwarding services will increase and the demand for cross-border logistics services will be adversely affected. But we expect the pressure of high fuel prices to be limited, as we plan to expand warehouse management services to diversify our service lines to mitigate the impact.

Impact of Supply Chain Disruptions

The tensions between Russia and Ukraine in 2022 also gave rise to supply chain disruptions in Europe. Our revenue generated from Europe, primarily from freight forwarding services and supply chain management in aggregate, accounted RMB42.5 million, or 6.5% of total revenue, for the year ended December 31, 2022, RMB52.7 million (US$7.4 million), or 10.6% of total revenue, for the year ended December 31, 2023, and RMB88.0 million, or 15.6% of total revenue, for the year ended December 31, 2024. Except for the impact of the war in Ukraine, there are no other supply chain disruptions affecting our business.

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

A breakdown of our revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	577,567	88.6%	342,582	68.8%	323,111	44,949	57.2%
Integrated cross-border logistics services	444,336	68.2%	219,652	44.1%	202,939	28,231	35.9%
Fragmented logistics services	133,231	20.4%	91,825	18.4%	101,450	14,113	18.0%
Chartered airline freight services	-	-	28,210	5.7%	13,525	1,882	2.4%
Warehouse services	-	-	2.895	0.6%	5,197	723	0.9%
Supply chain management	69,023	10.6%	152,630	30.7%	238,082	33,120	42.1%
International trading in relation to supply chain management	68,879	10.6%	152,545	30.7%	238,081	33,120	42.1%
Agent services	144	0.0%	85	0.0%	1	-	0.0%
Other value-added services	5,401	0.8%	2,656	0.5%	4,080	568	0.7%
Total revenues	651,991	100.0%	497,868	100.0%	565,273	78,637	100%

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

A breakdown of our cost of revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	542,610	88.3%	359,959	70.0%	331,450	46,109	57.5%
Integrated cross-border logistics services	410,926	66.9%	209,070	40.7%	188,065	26,163	32.6%
Fragmented logistics services	131,684	21.4%	121,759	23.7%	116,654	16,228	20.2%
Chartered airline freight services	-	-	26,322	5.1%	21,690	3,017	3.8%
Warehouse services	-	-	2,808	0.5%	5,041	701	0.9%
Supply chain management	68,536	11.1%	151,379	29.5%	241,794	33,637	41.9%
International trading in relation to supply chain management	68,536	11.1%	151,335	29.5%	241,794	33,637	41.9%
Agent services	-	-	44	-	-	-	-
Other value-added services	3,459	0.6%	2,401	0.5%	3,198	445	0.6%
Total cost of revenues	614,605	100.0%	513,739	100.0%	576,442	80,191	100.0%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by service line for the years indicated is set forth below:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Freight forwarding
Gross profit	34,957	(17,376)	(8,339)	(1,160)
Gross margin	6.1%	(5.1)%	（2.6)%	(2.6)%
Supply chain management
Gross profit	486	1,251	(3,712)	(517)
Gross margin	0.7%	0.8%	（1.6)%	(1.6)%
Other value-added services
Gross profit	1,943	254	882	123
Gross margin	36.0%	9.6%	21.6%	21.6%
Total
Gross profit/(loss)	37,386	(15,871)	(11,169)	(1,554)
Gross margin	5.8%	(3.2)%	(2.0)%	(2.0)%

Operating expenses

Operating expenses include selling expenses, general and administrative expenses, research and development expenses, provision for credit losses, impairment charges on long-lived assets and lease termination gain/(loss). General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses. Our selling expenses mainly consist of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Research and development expenses mainly consist of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities in logistics related software development.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	17,617	48.0%	26,202	41.0%	24,457	3,402	59.7%
Selling expenses	16,033	43.7%	11,943	18.7%	7,906	1,100	19.3%
Provision for credit losses	938	2.6%	18,217	28.5%	9,451	1,315	23.1%
Impairment charges on long-lived assets	-	-	5,649	8.8%	-	-	-
Lease termination loss / (gain)	-	-	479	0.8%	(1,946)	(271)	(4.7)%
Research and development expenses	2,096	5.7%	1,394	2.2%	1,079	150	2.6%
Total operating expenses	36,684	100.0%	63,884	100%	40,947	5,696	100%

RESULTS OF OPERATIONS

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	651,991	497,868	565,273	78,637
Cost of revenues	(614,605)	(513,739)	(576,442)	(80,191)
Gross profit / (loss)	37,386	(15,871)	(11,169)	(1,554)
Operating expenses:
General and administrative expenses	(17,617)	(26,202)	(24,457)	(3,402)
Selling expenses	(16,033)	(11,943)	(7,906)	(1,100)
Provision for credit losses	(938)	(18,217)	(9,451)	(1,315)
Impairment charges on long-lived assets	-	(5,649)	-	-
Lease termination loss/ gain	-	(479)	1,946	271
Research and development expenses	(2,096)	(1,394)	(1,079)	(150)
Total operating expenses	(36,684)	(63,884)	(40,947)	(5,696)
Operating profit	702	(79,755)	(52,116)	(7,250)
Other income/(expenses):
Other expense, net	(206)	(932)	1,166	162
Foreign exchange gain (loss), net	4,407	(1,401)	(2,914)	(405)
Financial expenses, net	(943)	(995)	(2,609)	(363)
Total other income/(expenses), net	3,258	(3,328)	(4,357)	(606)
Income before income tax expense	3,960	(83,083)	(56473)	(7,856)
Income tax (expenses) benefit	(2,582)	2,808	536	75
Share of income of equity method investees, net of tax of nil	-	-	427	59
Net income/(loss)	1,378	(80,275)	(55,510)	(7,722)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total revenues increased by approximately RMB67.4 million, or 13.5%, from approximately RMB497.9 million for the year ended December 31, 2023 to approximately RMB565.3 million (US$78.6 million) for the year ended December 31, 2024, primarily attributable to the increase of revenues from our supply chain management and other value-added services offset by the decrease of revenues from our freight forwarding services.

Revenues from our freight forwarding services decreased by RMB19.5 million, or 5.7%, from RMB342.6 million for the year ended December 31, 2023 to RMB323.1 million (US$44.9 million) for the year ended December 31, 2024. The decrease was mainly due to the decrease in revenue of approximately RMB24.2 million (US$3.4 million) from disposed subsidiaries and branches resulting from the strategic adjustment made by the Company in 2024, and decrease in revenue of approximately RMB14.7 million (US$2.0 million) from chartered airline services, RMB1.7 million (US$0.2 million) from traditional air and ocean freight forwarding services and RMB1.5 million (US$0.2 million) from e-commerce related logistics services, and offset by the increase in revenue of approximately RMB20.1 million (US$2.8 million) from newly acquired subsidiaries, Qingdao Oranda Supply Chain Management Co., Ltd., Shenzhen Jiniu International Logistics Co., Ltd. and HYTX warehouse Inc. and approximately RMB2.3 million (US$0.3 million) from warehouse services. Although the overall economic situation was depressing, we were able to continue expanding our customer base during the year ended December 31, 2024. Our customer base increased by 4.8% from 1,841 customers for the year ended December 31, 2023 to 1,930 customers for the year ended December 31, 2024.

Revenues from our supply chain management increased by RMB85.5 million, or 56.0%, from RMB152.6 million for the year ended December 31, 2023 to RMB238.1 million (US$33.1 million) for the year ended December 31, 2024. During the year ended December 31, 2023, the Group stopped the international trading business of one subsidiary, mainly export product dealing, and set up a new subsidiary with 51% of equity interest in July 2023, focusing on electronic devices and chips import. Revenue from our supply chain management in 2023 and 2024 were almost all from this new subsidiary.

Revenues from our other value-added services increased by RMB1.4 million, or 53.6%, from RMB2.7 million for the year ended December 31, 2023 to RMB4.1 million (US$0.6 million) for the year ended December 31, 2024. The increase was mainly due to the increase of revenue from custom brokerage services.

Cost of Revenues

Our cost of revenues increased by 12.2% from RMB513.7 million for the year ended December 31, 2023 to RMB576.4 million (US$80.2 million) for the year ended December 31, 2024.

Our cost of revenues for freight forwarding services decreased by approximately RMB28.5 million, or 7.9%, from approximately RMB360.0 million for the year ended December 31, 2023 to approximately RMB331.5 million (US$46.1 million) for the year ended December 31, 2024. Cost of freight charges, representing the main source of our cost of revenue, decreased by RMB20.1 million, or 6.3%, from approximately RMB321.1 million for the year ended December 31, 2023 to approximately RMB300.9 million (US$41.9 million) for the year ended December 31, 2024. The main components of freight charges were the freight and the delivery fees paid to third-party carriers.The decrease of freight charges was mainly due to the decrease in air freight during the year ended December 31, 2024.

Our cost of revenues for supply chain management increased by approximately RMB90.4 million, or 59.7%, from approximately RMB151.4 million for the year ended December 31, 2023 to approximately RMB241.8 million (US$33.6 million) for the year ended December 31, 2024. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services increased by approximately RMB0.8 million, or 33.2%, from approximately RMB2.4 million for the year ended December 31, 2023 to approximately RMB3.2 million (US$0.4 million) for the year ended December 31, 2024. The increase was in line with the increase of revenue from custom brokerage services.

Gross Profit (loss)

Our gross loss decreased by RMB4.7 million, or 29.6%, from RMB15.9 million for the year ended December 31, 2023 to RMB11.2 million (US$1.6 million) for the year ended December 31, 2024. For the years ended December 31, 2023 and 2024, our overall gross profit margin was negative 3.2% and 2.0%, respectively.

Gross profit margin of freight forwarding services increased from negative 5.1% for the year ended December 31, 2023 to negative 2.6% for the year ended December 31, 2024. The increase in gross margin in 2024 was mainly due to increase in gross profit of RMB4.3 million from integrated cross-border logistics services, including business with our major customers and e-commerce related logistic services, and decrease in gross loss of RMB14.7 million in fragmented logistics services offset by the increase in gross loss of RMB10.1 million of chartered carrier transport services.

Gross profit margin of our supply chain management decreased from 0.8% for the year ended December 31, 2023 to negative 1.6% for the year ended December 31, 2024. The negative gross loss of RMB3.7 million (US$0.5 million) in 2024 was due to the accrual of RMB10.8 million (US$1.5 million) VAT to cost of revenue resulting from the invalidation of invoices from a supplier of one of our subsidiaries by the tax authorities in China.

Gross profit margin of our other value-added services increased from 9.6% for the year ended December 31, 2023 to 21.6% for the year ended December 31, 2024 mainly due to the cost control of custom brokerage services.

Operating Expenses

Our operating expenses decreased from RMB63.9 million for the year ended December 31, 2023 to RMB40.9 million (US$5.7 million) for the year ended December 31, 2024, representing a year-over-year decrease of 35.9%. Due to our cost reduction strategy and more strict risk management for 2024, our operating expenses and bad debt expenses all decreased for the year ended December 31, 2024.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses decreased by 33.8% from RMB11.9 million for the year ended December 31, 2023 to RMB7.9 million (US$1.1 million) for the year ended December 31, 2024, which was primarily attributable to (i) a decrease of RMB2.9 million (US$0.4 million) in payroll expenses due to reduction of headcount; (ii) a decrease of RMB0.3 million (US$0.05 million) of customer acquisition costs, mainly in business promotion and entertainment expenses; (iii) a decrease of RMB0.7 million (US$0.1 million) of rent and office expenses; and decrease in other selling expenses of RMB0.1 million (US$0.01 million) during the year ended December 31, 2024.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses decreased by 6.7% from RMB26.2 million for the year ended December 31, 2023 to RMB24.5 million (US$3.4 million) for the year ended December 31, 2024, which was primarily attributable to (i) a decrease of RMB2.0 million (US$0.3 million) of travel and ceremony expenses related to our IPO in 2023; (ii) a decrease of RMB0.3 million (US$0.05 million) in other general and administration such as office expenses, depreciation expenses and rent, etc. due to cost control by the Group in 2024; offset by increase in employee payroll and professional service fees of RMB0.6 million (US$0.1 million) due to increased professional services required as a public company.

Provision for credit losses

Provision for credit losses consisted of bad debt allowance net of reversal, against (i) accounts receivable, (ii) contract assets and (iii) prepaid expenses and other current asset, net. We adopted ASU 2020-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments starting from January 1, 2023. Based on the new standard, we used expected loss model to assess the provision of bad debt allowance against accounts receivables, other receivables and contract assets. As a result, we recorded bad debt allowance of RMB18.2 million for the year ended December 31, 2023. For the year ended December 31, 2024, we recorded bad debt allowance of RMB9.4 million (US$1.3 million), which mainly consisted of allowance of (i) RMB8.9 million (US$1.2 million) of accounts receivable; (ii) RMB0.2 million (US$0.01 million) of contract assets; (iii) RMB0.3 million (US$0.05 million) of prepaid expenses and other current assets. For the year ended December 31, 2022, we recorded RMB0.9 million of bad debt allowance. The decrease of provision for credit losses in 2024 reflected the Company’s effort on credit control.

Lease termination loss

For the year ended December 31, 2023, we had a net lease termination loss of RMB0.5 million, mainly due to the deposit loss from termination of the lease of warehouses. For the year ended December 31, 2024, we had a net lease termination gain of RMB1.9 million (US$0.3 million), representing the gain of RMB2.2 million (US$0.3 million) from derecognition of right-of-use assets and lease liabilities net of a deposit loss of RMB0.3 million (US$0.05 million) upon the lease termination. No lease termination loss was recorded or the year ended December 31, 2022.

Impairment charges on long-lived assets

For the year ended December 31, 2023, we recorded impairment charges on long-lived assets of RMB5.6 million, which consisted of impairment of property and equipment of RMB2.4 million and operating right-of-use assets of RMB3.2 million. During the year ended December 31, 2024, there was a triggering event of negative operating cash flows and operating losses that indicated the carrying amounts of our long-lived assets may not have been recoverable. In accordance with ASC 360, with regard to the long-lived assets, we performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. No impairment charges was recorded for the year ended December 31, 2024 based on the assessment. No impairments of long-lived assets were recognized as of December 31, 2022.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses decreased by 22.6% from RMB1.4 million for the year ended December 31, 2023 to RMB1.1 million (US$0.2 million) for the year ended December 31, 2024 mainly due to the decrease of employee costs in 2024.

Other expenses, net

Other expenses consisted of interest expenses, foreign exchange gain or loss, non-operating income, and non-operating expenses. We had other expenses, net of RMB3.3 million and RMB4.4million (U$0.6 million) for the year ended December 31, 2023and 2024, respectively.

Other expenses, net was RMB0.9 million for the year ended December 31, 2023, mainly due to a loss from disposal of intangible assets and property and equipment. Other income, net was RMB1.2 million (US$0.2 million) for the year ended December 31, 2024, which was mainly due to a gain from disposal of subsidiaries of RMB0.5 million (USD0.1 million), an income from sublease of warehouses of RMB0.6 million (US$0.1 million).

Foreign exchange loss, net increased by 107.9% from foreign exchange loss of RMB1.4 million for the year ended December 31, 2023 to RMB2.9 million (US$0.4 million) for the year ended December 31, 2024, which was primarily attributable to the significant fluctuation of the exchange rate between the dates of record and the dates of settlement for operating activities.

Interest expenses, net increased by 162.2% from RMB1.0 million for the year ended December 31, 2023 to RMB2.6 million (US$0.4 million) for the year ended December 31, 2024 due to significant increase of short term loans from third parties, related parties and shareholders during the year ended December 31, 2024.

Income taxes

Our income tax benefit decreased by RMB2.3 million, or 80.9%, from RMB2.8 million for the year ended December 31, 2023 to RMB0.5 million (US$0.1 million) for the year ended December 31, 2024 due to decreased loss incurred in 2024.

Share of income of equity method investees, net of tax

For the year ended December 31, 2024, we acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) and 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”), which all operate warehouses in the United States. We recorded our share of income of RMB0.4 million (US$0.1 million) for the year ended December 31, 2024.

Net income

As a result of the foregoing, our net loss decreased by RMB24.8 million, or 30.9%, from net loss of RMB80.3 million for the year ended December 31, 2023 to RMB55.5 million (US$7.5 million) for the year ended December 31, 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues decreased by approximately RMB154.1 million, or 23.6%, from approximately RMB652.0 million for the year ended December 31, 2022 to approximately RMB497.9 million for the year ended December 31, 2023, primarily attributable to the decrease of revenues from our freight forwarding services and other value-added services offset by the increase of revenues from our supply chain management.

Revenues from our freight forwarding services decreased by RMB235.0 million, or 40.7%, from RMB577.6 million for the year ended December 31, 2022 to RMB342.6 million for the year ended December 31, 2023. The decrease was mainly due to the significant decrease in the freight price, both in air and sea freight. In addition, the number of customers decreased by 2% from 1,879 customers for the year ended December 31, 2022 to 1,841 customers for the year ended December 31, 2023. Among the new customers acquired for the year ended December 31, 2023, 55.4% of them are relevant to e-commerce related logistics services. Total revenue from e-commerce related logistics services increased by 11.0% from RMB123.1 million for the year ended December 31, 2022 to RMB136.7 million for the year ended December 31, 2023 reflecting significant growth of e-commerce related logistic services.

Revenues from our supply chain management increased by RMB83.6 million, or 121.1%, from RMB69.0 million for the year ended December 31, 2022 to RMB152.6 million for the year ended December 31, 2023. In 2023, the Group stopped the international trading business of one subsidiary, mainly export product dealing, and set up a new subsidiary with 51% of equity interest, focusing on electronic devices and chips import. Revenue from our supply chain management in 2023 were almost all from this new subsidiary.

Revenues from our other value-added services decreased by RMB2.7 million, or 50.8%, from RMB5.4 million for the year ended December 31, 2022 to RMB2.7 million for the year ended December 31, 2023. The decrease was due to the reduction of revenue from custom brokerage of RMB1.5 million and from intelligent logistic IT services of RMB1.2 million.

Cost of Revenues

Our cost of revenues decreased by 16.4% from RMB614.6 million for the year ended December 31, 2022 to RMB513.7 million for the year ended December 31, 2023.

Our cost of revenues for freight forwarding services decreased by approximately RMB182.6 million, or 33.7%, from approximately RMB542.6 million for the year ended December 31, 2022 to approximately RMB360.0 million for the year ended December 31, 2023. Cost of freight charges, representing the main source of our cost of revenue, decreased by RMB201.4 million, or 38.5%, from approximately RMB522.5 million for the year ended December 31, 2022 to approximately RMB321.1 million for the year ended December 31, 2023. The main components of freight charges were the freight and the delivery fees paid to third-party carriers. As the Company decreased sales price more to maintain competitive at market, thus the decrease of cost was not completely in line with the decrease of revenue.

Our cost of revenues for supply chain management increased by approximately RMB82.9 million, or 120.9%, from approximately RMB68.5 million for the year ended December 31, 2022 to approximately RMB151.4 million for the year ended December 31, 2023. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services decreased by approximately RMB1.1 million, or 30.6%, from approximately RMB3.5 million for the year ended December 31, 2022 to approximately RMB2.4 million for the year ended December 31, 2023. The decrease was in line with the reduction of revenue from custom brokerage and IT services.

Gross Profit

Our gross profit (loss) decreased by RMB53.3 million, or 142.5%, from gross profit of RMB37.4 million for the year ended December 31, 2022 to gross loss of RMB15.9 million for the year ended December 31, 2023. For the years ended December 31, 2022 and 2023, our overall gross profit margin was 5.8% and negative 3.2%, respectively.

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

Operating Expenses

Our operating expenses increased from RMB36.7 million for the year ended December 31, 2022 to RMB63.9 million for the year ended December 31, 2023, representing a year-over-year increase of 74.1%. This increase was primarily attributable to the increases in our general and administrative expenses, provision for credit losses, impairment charges on long-lived assets, and lease termination loss offset by decrease in our selling expenses and research and development expenses.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses decreased by 25.5% from RMB16.0 million for the year ended December 31, 2022 to RMB11.9 million for the year ended December 31, 2023, which was primarily attributable to (i) a decrease of RMB2.0 million of customer acquisition costs, including RMB0.2 million of travel expenses and RMB1.8 million business promotion and entertainment expenses; (ii) a decrease of RMB1.3 million in payroll expenses; (iii) a decrease of RMB0.5 million of leasehold improvement expenses for offices set up in 2022; and (iv) a decrease of other selling expenses due to less selling and marketing activities.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses increased by 48.7% from RMB17.6 million for the year ended December 31, 2022 to RMB26.2 million for the year ended December 31, 2023, which was primarily attributable to (i) an increase of RMB3.4 million in professional expenses for consulting and auditing services; (ii) an increase of RMB1.9 million of travel and ceremony expenses related to our IPO in 2023; (iii) an increase of RMB2.3 million in staff costs due to an increase of employee headcounts resulting from establishment of two new subsidiaries Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd in China and Joyed Logistics Service Inc. in U.S. and an increase in severance fees as a result of our strategic change of some business lines; and (iv) an increase of RMB1 million in office expenses for software and cloud upgrade.

Provision for credit losses

Provision for credit losses consisted of bad debt allowance net of reversal, against (i) accounts receivable, (ii) contract assets and (iii) prepaid expenses and other current asset, net. We adopted ASU 2020-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments starting from January 1, 2023. Based on the new standard, we used expected loss model to assess the provision of bad debt allowance against accounts receivables, other receivables and contract assets. As a result, we recorded bad debt allowance of RMB18.2 million for the year ended December 31, 2023, which mainly consisted of allowance of (i) RMB3.4 million of accounts receivable with aging over 180 days; (ii) RMB6.2 million of over due accounts receivable and RMB3.7 million deposit with a customer; (iii) RMB3.8 million loan from a third party. For the year ended December 31, 2022, we recorded RMB0.9 million of bad debt allowance.

Impairment charges on long-lived assets

Impairment charges on long-lived assets consisted of impairment of property and equipment of RMB2.4 million and operating right-of-use assets of RMB3.2 million. During the year ended December 31, 2023, there was a triggering event of negative cash flows and operating losses that indicated the carrying amounts of our long-lived assets may not have been recoverable. We performed an assessment and recognized the impairment charges on long-lived assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. No impairments of long-lived assets were recognized as of December 31, 2022.

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses decreased slightly by 33.5% from RMB2.1 million for the year ended December 31, 2022 to RMB1.4 million for the year ended December 31, 2023. Our research project was mainly due to more investment for maintenance and inspection of equipment for research activities, and offset by reduce of staff of research and development department.

Other expenses, net

Other expenses consisted of Interest expenses, foreign exchange gain or loss, non-operating income, and non-operating expenses. We had other income, net of RMB3.3 million for the year ended December 31, 2022, while had other expenses, net of RMB3.3 million for the year ended December 31, 2023.

Other expenses, net increased by 352.6% from RMB0.2 million for the year ended December 31, 2022 to RMB0.9 million for the year ended December 31, 2023, which was mainly due to an increase of loss from disposal of intangible assets and property and equipment of RMB0.7 million.

Foreign exchange loss, net increased by 131.8% from foreign exchange gain of RMB4.4 million for the year ended December 31, 2022 to foreign exchange loss of RMB1.4 million for the year ended December 31, 2023, which was primarily attributable to the significant fluctuation of the exchange rate between the dates of record and the dates of settlement for operating activities.

Interest expenses, net slightly increased by 5.5% from RMB0.9 million for the year ended December 31, 2022 to RMB1.0 million for the year ended December 31, 2023 since majority of the new bank borrowings and loans were made in the last quarter of 2023.

Income taxes

Our income tax expense decreased by RMB5.4 million, or 208.7%, from income tax expense of RMB2.6 million for the year ended December 31, 2022 to income tax benefit of RMB2.8 million for the year ended December 31, 2023 as a result of a loss incurred in 2023.

Net income

As a result of the foregoing, our net income decreased by RMB81.7 million, or 5,925.9%, from net income of RMB1.4 million for the year ended December 31, 2022 to net loss of RMB80.3 million for the year ended December 31, 2023.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(15,232)	(44,222)	(97,448)	(13,556)
Net cash used in investing activities	(5,729)	(4,444)	(574)	(80)
Net cash provided by financing activities	9,334	48,191	108,224	15,055
Effect of foreign exchange rate changes	(200)	(1,360)	293	41
Net (decrease) / increase in cash and restricted cash	(11,827)	(1,835)	10,495	1,460
Cash and restricted cash at beginning of year	40,267	28,440	26,605	3,701
Cash and restricted cash at end of year	28,440	26,605	37,100	5,161

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financing and capital contributions from our existing shareholders.

As of December 31, 2024, we had cash of RMB37.1 million (US$5.2 million) and working capital of approximately RMB44.2million (US$6.2 million). We have funded our operations and capital needs primarily through the net proceeds received from issuance of new shares, capital contributions, the issuance of shareholder and related party loans and loans from third parties. As of the date of issuance of the report, we had approximately RMB10.9 million (US$1.5 million) of shareholder and related party loans outstanding.

We intend to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain equity financing by issuance of new shares at public market and (6) seek for certain credit facilities. Based on the approved management plan and equity financing, the Company concluded that substantial doubt is raised and cannot be alleviated by management’s Plans.

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

In utilizing the proceeds we received from equity financing, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or make loans to the PRC subsidiaries. However, most of these uses are subject to PRC regulations. Foreign direct investment and loans must be approved by and/or registered with SAFE, and its local branches. The total amount of loans we can make to our PRC subsidiary cannot exceed statutory limits and must be registered with the local counterpart of SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company, based on its discretionary application, is either the difference between the amount of total investment and the amount of registered capital or 3.5 times of the amount of the net assets of such foreign- invested company.

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from the outside of China is (i) approximately RMB125.0 million (US$17.4 million) as of December 31, 2024 under the total investment minus registered capital approach as foreign-invested companies; or (ii) approximately RMB43.0 million (US$6.0 million) as of December 31, 2024 under the net asset approach.

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

Operating activities

For the year ended December 31, 2024, our net cash used in operating activities was RMB97.4 million (US$13.6 million), which was attributable to (i) a loss adjusted after non-cash items of RMB45.2 million (US$6.3 million); (ii) an increase of RMB6.6 million (US$0.9 million) in accounts receivable from third parties and related parties primarily due to the increase of revenue in the last quarter of 2024; (iii) an increase of RMB27.4 million (US$3.8 million) in prepaid expenses to third parties and related parties due to deposits made for chartered airline services, RMB20.1 million (US$2.8 million) in other receivable to related parties for prepayments made for chartered airline services; (iv) an increase of RMB1.6 million (US$0.2 million) in contract assets and a decrease of operating lease liabilities of RMB5.6 million (US$0.7 million) for rent payments; and (v) a decrease of RMB6.4 million (US$0.9 million) in accounts payable to related parties; and was offset by (i) an increase of accounts payable of RMB4.6 million (US$0.6 million) associated with the expenses to third party transportation vendors and accrued expenses; (ii) an increase of RMB11.2 million (US$1.5 million) in tax payable mainly for VAT tax accrued for one of our subsidiaries. As of the date that the Consolidated Financial Statements were available to be issued, we are still coordinating with the tax authorities to properly resolve this matter.

For the year ended December 31, 2023, our net cash used in operating activities was RMB44.2 million, which was attributable to (i) a loss adjusted after non-cash items of RMB47.6 million; (ii) an increase of RMB19.8 million in accounts receivable primarily due to the increase of revenue in the last quarter of 2023; (iii) an increase of RMB4.8 million in prepaid expenses and other current assets, RMB0.2 million in other receivable to related parties, and RMB1.0 million in refundable deposit as we made prepaid deposits for chartered airlines and VAT taxes; (iv) a decrease of operating lease liabilities of RMB7.6 million for rent payments; and (v) a decrease of RMB0.8 million in accounts payable to related parties and RMB1.6 million in tax payable due to payments to related party vendors and income tax payments for 2022; and was offset by (i) an increase of accounts payable of RMB21.7 million associated with the expenses to third party transportation vendors and accrued expenses and other current liabilities of RMB3.3 million for payments of advances to employees, for daily operational expenses and transportation deposits (ii) an increase of accounts payable to related parties of RMB7.3 million and contract liabilities of RMB2.8 million for advances received from customers; and (iii) an decrease of RMB2.4 million in contract assets and RMB1.7 million in accounts receivable from a related party due to collection.

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

The average receivable balance increased by 30.8% from 2023 to 2024, and revenue increased by 13.5% from 2023 to 2024, resulting in the average days sales in receivables increased from 30 days in 2023 to 35 days in 2024. The increase was mainly due to the longer credit term for international trading business which accounted for 42.1% of total revenue for the year ended December 31, 2024. The average payable balance increased by 26.5%, from 2023 to 2024, and revenue increased by 13.5% from 2023 to 2024, resulting in the average days sales in payable increased from 26 days in 2023 to 29 days in 2024. The increase was mainly because we extended the payment terms to some of our major suppliers.

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

Investing activities

For the years ended December 31, 2024, our net cash used in investing activities was RMB0.6 million (US$0.1 million), which was attributable to the purchase of property, equipment and software of RMB0.7 million (US$0.1 million) offset by the cash acquired from acquisition of subsidiaries of RMB0.1 million (US$0.02 million).

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

Financing activities

For the year ended December 31, 2024, our net cash provided by financing activities was RMB108.2 million (US$15.1 million), which was primarily due to (i) net proceeds from shares issued in private placement of RMB47.5 million (US$6.6 million) and F-3 offering of RMB70.2 million (US$9.8 million), and net proceeds from issuance of convertible notes of RMB5.7 million (US$0.8 million); (ii) proceeds from bank short-term borrowings of RMB33.5 million (US$4.7 million); (iii) proceeds from loans provided by related parties of RMB3.7 million (US$0.5 million) and from shareholders of RMB23.8 million (US$3.3 million); and (iv) proceeds from loans provided by third parties of RMB1.9 million (US$0.3 million) and was offset by (i) repayment to shareholder loans of RMB15.9 million (US$2.2 million); (ii) repayments of bank short-term borrowings of RMB48.6 million (US$6.8 million) and of bank long-term borrowings of RMB4.4 million (US$0.6 million); (iii) repayments to related party loans of RMB4.5 million (US$0.6 million) and third party loans of RMB4.7 million (US$0.7 million).

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

Capital Expenditures

We made capital expenditures of RMB2.2 million, RMB4.4 million and RMB0.7 million (US$0.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Our capital expenditures consisted primarily of expenditures related to the expansion of our new offices and logistics equipment.

On October 25, 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares as consideration for the acquisition. The acquisition is considered an asset acquisition. The Group recorded the fair value of the asset as its initial carry amount. The fair value of the assets determined by a third party appraiser is RMB14,657,148 (US$2,039,000) at the date of the acquisition.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB	RMB	RMB	RMB
Operating lease payment	2,957,100	908,160	854,757	1,194,183
Bank borrowings	10,497,682	10,497,682	-	-
Loan from related parties	2,233,700	2,233,700	-	-
Loan from shareholders	8,655,800	8,655,800	-	-
Total	24,344,282	22,295,342	854,757	1,194,183

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

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

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate retained earnings as determined under PRC accounting standards as of December 31, 2024. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2024, our reserve fund did not reach 50% of the registered capital of our subsidiaries.

As of December 31, 2024, our PRC subsidiaries had RMB3.5 million (US$0.5 million) of restricted net asset, respectively.

On February 8, 2022 and February 28, 2022, Shenzhen Jiayuda E-Commerce Technology Co., Ltd and Shenzhen Jiayuda Global Supply Chain Co., Ltd. declared RMB2.4 million cash dividend and RMB7.4 million cash dividend respectively, to its then shareholders and its holding company, Shenzhen Jayud Logistics Technology Co., Ltd. On March 15, 2022, Shenzhen Jayud Logistics Technology Co., Ltd declared RMB9.0 million of dividend to its then shareholders. Out of the total dividend declared, RMB6.8 million was inter-group dividend, and RMB11.9 was to individual shareholders. Historically, Shenzhen Jayud Logistics Technology Co., Ltd. has also received equity financing from its then shareholders to fund business operations of our PRC subsidiaries. For the years ended December 31, 2023 and 2024, one of our Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) (“JYD Global HK”), transferred cash proceeds of RMB7.1 million and RMB7.9 million (US$1.1 million) to Shenzhen Jayud Logistics Technology Co., Ltd as investments. In addition, JYD Global HK transferred cash proceeds of RMB4.8 million (US$0.7 million) to two subsidiaries in China mainland and HongKong Jayud International Logistics Company Limited (“HK Jayud International”) transferred cash proceeds of RMB11.9 million (US$1.7 million) to five subsidiaries in China mainland for the settlement of intercompany transactions during the year ended December 31, 2024. For the years ended December 31, 2023 and 2024, we transferred cash proceeds of RMB1.9 million (US$0.3 million) to HK Jayud International and Joyed Logistics Services Inc. (“Joyed Logistics”) and RMB51.9 million (US$7.2 million) to HK Jayud International and JYD Global HK for the settlement of intercompany transactions and operation needs of its subsidiaries. In the future, most cash proceeds raised from overseas financing activities, may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries that receive such cash proceeds then will transfer funds to their respective subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 1.8%, 2.2% and 2.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) the allowance of credit loss for accounts receivables, contract assets and prepaid expenses and other current asset, (ii) impairment of long-lived assets, (iii) valuation allowance of deferred tax assets.

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

We recorded RMB5.6 million (US$0.8 million) and nil impairment of long-lived assets for the years ended December 31, 2023 and 2024, respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB12.7 million and RMB19.0 million (US$2.6 million) were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2023 and 2024. As of December 31, 2023 and 2024, there were approximately RMB66.3 million and RMB119.2 million net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2025 to 2029.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xiaogang Geng	52	Founder, Chairman, Director and Co-Chief Executive Officer
Alan Tan Khim Guan	37	Co-Chief Executive Officer
Dun Zhao	43	Director and Chief Marketing Officer
Feiyong Li	43	Independent Director
Steven Gu	47	Independent Director
Jian Wang	47	Independent Director
Meng Meng Hu	46	Chief Financial Officer
Jianhong Huang	42	Chief Operating Officer

Mr. Xiaogang Geng has been our director since June 2022. He is also our chairman of the board of directors and co-chief executive officer. Mr. Geng is the founder of Jayud brand and has over 20 years of experience in logistics industry. Mr. Geng has also been serving as the executive director and general manager of Shaanxi Jiayuda Supply Chain Management Co., Ltd. since 2018, the supervisor of Shenzhen Jiayuda Trading Co., Ltd. since 2016, the executive director and general manager of Shenzhen Jayud Logistics Technology Co., Ltd. since 2015, the executive director and general manager of Shenzhen Jiayuda Customs Declaration Co., Ltd. since 2015, the executive director and general manager of Shenzhen Jiayuda Global Supply Chain Co., Ltd. since 2014, and the executive director and general manager of Shenzhen Jiayuda International Logistics Co., Ltd. since 2011. Mr. Geng previously served as the manager of custom affairs department of Yigao Semiconductor Equipments (Shenzhen) Co., Ltd. from 2003 to 2006 and as custom broker of Kras Semiconductor Assembly Equipment (Shenzhen) Co. Ltd. from 2000 to 2003. In 2016, Mr. Geng received an Executive M.B.A. Degree from HSBC Business School of Peking University in China. Mr. Geng has also been actively involved in charitable activities with a focus on public health and education. We believe that Mr. Geng is qualified to serve as our director based on his experience as our founder and in the supply chain industry.

Mr. Alan Tan Khim Guan has served as our co-chief executive officer since December 2024. Mr. Alan Tan Khim Guan has over a decade of experience in international logistics, cross-border supply chain management, and multimodal transportation solutions. Before joining the Company, he served as Director of International Operations at Shenzhen Huayun International Logistics in Shenzhen, China, where he integrated RFID shipment tracking and route optimization systems, and established relationships with Southeast Asian manufacturers, e-commerce platforms, and carriers. From 2014 to 2018, he worked at Karl Heinz Dietrich Logistics in Malaysia as Director of Regional Solutions, introducing bonded warehousing, inventory management, and trade documentation consulting services. From 2010 to 2014, he served as Operations Manager at Avis Pioneer Logistics in Kuala Lumpur, where he optimized ocean and air freight routes, formed carrier partnerships, and improved customs clearance procedures. He holds a Diploma from Management and Science University in Malaysia.

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

Ms. Meng Meng Hu has served as our chief financial officer since March 1, 2025. Ms. Hu has over twenty years of experience in financial management, accounting, auditing, and the shipping and logistics industry. She served as the Chief Financial Officer at Shihua Youshi Education Technology (Shenzhen) Co., Ltd. from 2017 to 2024. She served as audit manager at CMA CGM Shipping Co. Ltd. from 2012 to 2017 and accounting manager at CSAV Shipping Co., Ltd. Shenzhen Branch from 2009 to 2012. She served as cost manager at Maersk (China) Shipping Co., Ltd. Shenzhen Branch from 2005 to 2009 and accounting manager at Brigantine Services (Shenzhen) Co., Ltd. from 2004 to 2005. She worked as an accountant at Maersk Logistics from 2001 to 2003. Ms. Hu received a Bachelor’s Degree in International Finance from Shenyang University of Technology in 2001.

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

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately RMB2.8 million (US$0.4 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The 2024 Share Incentive Plan

In July 2024, the board of directors of the Company approved and adopted the Company’s 2024 Share Incentive Plan (the “2024 Plan”), which became effective on August 15, 2024. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under such plan is 4,270,000. As of the date of this annual report, no award has been granted under the 2024 plan.

The following paragraphs summarize the principal terms of the 2024 Plan.

Types of awards. The 2024 Plan permits the award of (1) options, (2) restricted shares and (3) restricted share units.

Eligibility. The 2024 Plan provides for the grant of awards to, among others, employees, directors or consultants of our company, or employees, directors or consultants of our related entities, such as a subsidiary corporation.

Administration. Subject to the terms of the 2024 Plan, the 2024 Plan will be administered by our board of directors, or the compensation committee of the board, if the board delegates such authority.

Award agreements. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Transfer restrictions. An award may not be transferred, except provided in the 2024 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Termination and amendment. Unless terminated earlier, the 2024 Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

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

As of December 31, 2024, we had 166 full time employees, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
Function	Number	% of Total Employees
Management	9	5.4%
Warehousing service department	12	7.2%
Custom brokerage department	18	10.8%
Key account service department	14	8.4%
Operational department	36	21.7%
IT department	1	0.6%
Human resources department	6	3.6%
Financial department	23	13.9%
Sales and marketing department	47	28.4%

Total	166	100.0%

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

The calculations in the table below are based on 93,836,296 ordinary shares outstanding as of the date of this annual report, comprising of (i) 88,426,696 Class A ordinary shares, and (ii) 5,409,600 Class B ordinary shares.

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

Directors and Executive Officers:*	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (1)(2)	Percentage of total voting power (1) (2)

Xiaogang Geng(3)	1,000,000	5,409,600	6.8%	38.0%
Alan Tan Khim Guan	—	—	—	—
Feiyong Li	—	—	—	—
Steven Gu	—	—	—	—
Jian Wang	—	—	—	—
Mengmeng Hu	—	—	—	—
Dun Zhao(4)	500,000	—	0.5%	0.4%
Jianhong Huang(5)	3,600,000	—	3.8%	2.5%
All directors and executive officers as a group	5,100,000	5,409,600	11.1%	40.9%
Principal Shareholders:
Europa Investment Holding Limited(3)	1,000,000	5,409,600	6.8%	38.0%

Notes:

*	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Based on 88,426,696 Class A ordinary shares and 5,409,600 Class B ordinary shares issued and outstanding as of the date of this annual report.

(2)	For each person or group included in this column, percentage of beneficial ownership and percentage of total voting power are calculated based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Represents 1,000,000 Class A and 5,409,600 Class B ordinary shares held of record by Europa Investment Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiaogang Geng. The registered address of Europa Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Represents 500,000 Class A ordinary shares held of record by James Webb Holding Limited, a British Virgin Islands company wholly owned by Mr. Dun Zhao. The registered address of James Webb Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)	Represents 3,600,000 Class A ordinary shares held of record by Tucana Investment Holding Limited, a British Virgin Islands company wholly owned by Ms. Jianhong Huang. The registered address of Tucana Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Certain of our shareholders is a registered broker-dealers, engaging in the business of underwriting securities. On or about April 1, 2025, warrants previously issued to our underwriter The Benchmark Company, LLC were exercised and 18,679 Class A ordinary shares were issued. The warrants had originally been issued on September 27, 2023, and entitled our underwriter The Benchmark Company, LLC to purchase up to 37,500 Class A ordinary shares at an exercise price of US$4.00 per share on a cashless basis. The warrants are exercisable until March 31, 2028.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Certain Agreements with the Controlling Shareholder

See “Item 4. Information on the Company—A. History and Development of the Company.”

Other Related Party Transactions

For the years ended December 31, 2022, 2023 and 2024, the Group had the following material related party transactions:

		For the years ended December 31,
Related Parties	Nature	2022	2023	2024
		RMB	RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	1,386,915	549,714	416,482	57,938
Cargo Link Logistics HK Company Limited	Purchase of logistic services	121,455,797	62,063,334	50,581,355	7,036,525
The other logistics service providers	Purchase of logistic services	-	-	1,005,698	139,906
Shenzhen Feijia Supply Chain Management Co., Ltd	Provided logistic services	2,078,746	196,575	-	-
Shenzhen Oranda Global Logistics Co., Ltd	Provided logistic services	-	-	1,139,001	158,450
The other logistics service customers	Provided logistic services	462,740	-	705,713	98,174
Shenzhen Feijia Supply Chain Management Co., Ltd	Purchase of equipment	441,800	108,407	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Penalty for early termination of lease	-	835,527	-	-
The other logistics service customers	Sales of products and other services	-	4,749	885,180	123,140
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	Rent of offices and warehouses	-	14,469,603	-	-
Key management and their immediate family members	Interest expenses of loans	6,000	30,000	780,985	108,645
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	Interest expenses of loans	-	24,643	99,693	13,869

C.	Interests of Experts and Counsel

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

Dividend Policy

As of December 31, 2023 and 2024, the balance of dividend payable was approximately RMB6.9 million and RMB6.9 million (US$1.0 million), respectively. In February 2022 and March 2022, our subsidiaries declared cash dividends in the amount of approximately RMB11.9 million (US$1.7 million). As of the date of this annual report, we have paid cash dividends of approximately RMB7.5 million (US$1.0 million) in total. We have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. For example, under PRC laws and regulations, we are permitted to use the net proceeds of our initial public offering to provide funding to our PRC Subsidiaries only through loans or capital contributions. Subject to satisfaction of necessary registrations with government authorities and required governmental approvals, we may extend inter-company loans or make additional capital contributions to our PRC Subsidiaries. We cannot assure you that we will be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

We are a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association and the Companies Act (Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Act (Revised) insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our amended and restated memorandum and articles of association.

Conversion. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary shares delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Any conversion of Class B ordinary shares into Class A ordinary shares pursuant to our amended and restated memorandum and articles of association shall be effected by means of the re-designation and re-classification of each relevant Class B ordinary share as a Class A ordinary share.

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

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. An annual general meeting may (but shall not be obliged to) be held in each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than one-third (1/3) of our voting share capital. The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. Advance notice of at least seven (7) calendar days is required for the convening of any general meeting. Except as otherwise provided in our articles of association, any notice or document may be served by the Company or by the person entitled to give notice to any shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such shareholder at his address as appearing in the register, or by electronic mail to any electronic mail address such shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s website should the directors deem it appropriate.

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

If our directors refuse to register a transfer they shall, within three (3) calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, in their absolute discretion, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than thirty (30) calendar days in any year as our board of directors may determine.

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

Variations of Rights of Shares. All or any of the special rights attached to any shares may, subject to the provisions of the Companies Act, be materially and adversely varied either with the written consent of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we thinks expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	subdivide our existing shares, or any of them into shares of an amount smaller than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Subject to the Companies Act and our amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors may issue from time to time, out of the authorized share capital of our company (other than the authorized but unissued ordinary shares), series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors may by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

●	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

●

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

●

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the shareholders upon the liquidation of our company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

●

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

●

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

●

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

●	the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

●	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations, and restrictions thereof.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to determine the terms and rights of such preferred shares without approval of our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members with the addition of, in the case of a company having a capital divided into shares, a statement of the shares held by each member, and the statement shall (i) distinguish each share by its number (so long as the share has a number); (ii) confirm the amount paid, or agreed to be considered as paid on the shares of each member; (iii) confirm the number and category of shares held by each member; and (iv) confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

Reconstructions and amalgamations may be approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. Whilst a dissenting member has the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, it can be expected that the court would approve the transaction if it is satisfied that (i) the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to majority vote have been complied with, (ii) the members have been fairly represented at the meeting in question, (iii) the transaction is such as a businessman would reasonably approve and (iv) the transaction is not one that would more properly be sanctioned under some other provisions of the Companies Act or that would amount to a “fraud on the minority”. If the transaction is approved, no dissenting member would have any rights comparable to the appraisal rights (namely the right to receive payment in cash for the judicially determined value of his shares), which may be available to dissenting members of corporations in other jurisdiction.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90% in value of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but it is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that permit a minority shareholder to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

●	a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own dishonesty, willful default or fraud. Our amended and restated memorandum and articles of association provide that every director (including any alternate director), secretary, assistant secretary, or other officer for the time being and from time to time of our company (but not including our company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders at the date of deposit of the requisition shares which carry in the aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares of that as at the date of the deposit carry the right to vote at general meetings to requisition an extraordinary meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

As an Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our articles of association provides that we may (but shall not be obliged to) in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, directors may be removed by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our amended and restated memorandum and articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement).

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under the Companies Act of the Cayman Islands and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they become due.

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

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution.

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

Anti-takeover Provisions in Our Amended and Restated Memorandum and Articles of Association. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to determine the terms and rights of such preferred shares without approval of our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and otherwise described elsewhere in this annual report.

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

We incurred and recognized foreign currency exchange gain of approximately RMB4.4 million in 2022, foreign currency exchange loss of approximately RMB1.4 million and RMB2.9 million (US$0.4 million) in 2023 and 2024, respectively, as a result of changes in the exchange rate.

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

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1, as amended (File Number No. 333-269871) (the “F-1 Registration Statement”) in relation to our initial public offering of 1,352,223 Class A ordinary shares (reflecting the partial exercise of the over-allotment option by the underwriters to purchase an additional 102,223 Class A ordinary shares), at an initial offering price of US$4.00 per Class A ordinary share; and (ii) the registration statement on Form F-3, as amended (File number: 333- 280010) (the “F-3 Registration Statement”) for our registration of class A ordinary shares, preferred shares, debt securities, warrants, rights, and units for a maximum aggregate offering price of $100 million. Our initial public offering was completed in April 2023. The Benchmark Company, LLC acted as the representative of the underwriters for our initial public offering.

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

The F-3 Registration Statement was declared effective by the SEC on July 3, 2024. In December 2024, we conducted a follow-on offering under the F-3 Registration Statement, whereby we issued 50,000,000 Class A ordinary shares at a per share price of $0.20. We raised approximately US$9.8 million in net proceeds from the follow-on offering.

As of December 31, 2024, all of the net proceeds from our initial public offering had been applied for the uses outlined in the F-1 Registration Statement. We intend to use the net proceeds from the follow-on offering as disclosed in the offering prospectus.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective due to three material weaknesses in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

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

Internal Control Over Financial Reporting

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We have identified three material weaknesses in our internal control over financial reporting, which relate to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

In response to the above-mentioned material weaknesses (i) and (ii) identified, we implemented a number of measures to address the material weakness identified, including but not limited to established of an audit committee and internal control department. In addition, we are in the process of (i) setting up formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; and (ii) organizing regular training for our accounting staffs, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest US GAAP accounting standards, and strengthening corporate governance. For IT related weakness, we will (1) enhance our data backup procedures and computer operations monitoring; (2) enhance user account management and enhance segregation of duties; (3) enhance risk assessment procedures and system controls. See “Item 3. Key Information—D. Risk Factors – Risks Related to Our Business and Industry – If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for the fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP, our independent registered public accountant firm, for the periods indicated.

	For the years ended December 31,
	2022	2023	2024
(in thousands)	RMB	RMB	RMB	US$
Audit fees(1)	3,103.4	2,656.8	2,062.7	287.0

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. As a result, our corporate governance practices differ in some respects from those required to be followed by U.S. companies listed on Nasdaq. For example, we do not (1) have regularly scheduled executive sessions with only independent directors each year, (2) obtain shareholders’ approval for issuance of securities in certain situations, or (3) hold annual shareholders’ meetings. We may also continue to rely on these and other exemptions available to foreign private issuers in the future, which may cause our shareholders to be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market’s corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Class A Ordinary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jayud Global Logistics Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.4 to the Form F-1 filed on March 21, 2023 (File No. 333-269871))
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on March 16, 2023 (File No. 333-269871))
2.3	Description of Securities (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (File No. 001-41656) filed with the SEC on May 15, 2023)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.3	English translation of Share Acquisition Agreement among Shenzhen Jiayuda Logistics Technology Co., Ltd., Jayud Global Logistics Limited, Shenzhen Jiniu International Logistics Co., Ltd. and Guojun Niu dated January 18, 2024 (incorporated by reference to Exhibit 4.3 to our annual report on Form 20-F for the financial year ended December 31, 2023, as amended, initially filed with the SEC on April 26, 2024 (File No. 001-41656))
4.4	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our report on Form 6-K furnished to the SEC on July 29, 2024 (File No. 001-41656))
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
11.2*	Insider Trading Policies
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Harney Westwood & Riegels
15.2*	Consent of PacGate Law Group
15.3*	Consent of Marcum Asia CPAs LLP
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F for the financial year ended December 31, 2023, as amended, initially filed with the SEC on April 26, 2024 (File No. 001-41656))
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

Date: April 22, 2025

JAYUD GLOBAL LOGISTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jayud Global Logistics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jayud Global Logistics Limited (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity / (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 22, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024
	RMB	RMB	US$
Assets
Current assets
Cash	26,103,076	36,996,422	5,146,684
Restricted cash	501,952	103,489	14,397
Accounts receivable, net	41,281,988	38,696,583	5,383,198
Accounts receivable - related parties	-	249,925	34,768
Contract assets, net	2,023,221	3,441,959	478,821
Prepaid expenses and other current assets, net	12,513,878	33,915,774	4,718,126
Prepaid expenses and other current assets - related parties	-	6,696,004	931,501
Other receivable - related parties	164,858	20,273,420	2,820,297
Total current assets	82,588,973	140,373,576	19,527,792

Non-current assets
Long term investments	-	20,633,148	2,870,339
Property and equipment, net	1,123,976	15,657,880	2,178,215
Intangible assets, net	1,994,868	2,086,712	290,289
Operating right-of-use assets, net	8,992,535	1,881,535	261,746
Deferred tax assets, net	3,689,514	3,733,020	519,312
Refundable deposits	2,060,734	-	-
Total non-current assets	17,861,627	43,992,295	6,119,901

TOTAL ASSETS	100,450,600	184,365,871	25,647,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	25,603,498	10,497,682	1,460,364
Current maturities of a long-term borrowing	4,400,000	-	-
Loans payable - related parties	3,000,000	2,233,700	310,737
Loans payable - shareholders	-	8,655,800	1,204,134
Accounts payable - third parties	39,804,623	44,452,581	6,183,934
Accounts payable - related parties	6,666,458	242,734	33,767
Contract liabilities	4,777,398	4,080,621	567,667
Accrued expenses and other current liabilities	7,485,881	12,084,446	1,681,104
Other payable - related parties	8,516,645	789,560	109,838
Other payable - shareholders	37,029	613,820	85,390
Taxes payable	513,197	11,698,309	1,627,387
Operating lease liabilities - current	8,806,671	812,669	113,052
Total current liabilities	109,611,400	96,161,922	13,377,374

Non-current liabilities
Loans payable - a shareholder	823,265	-	-
Loans payable - a third party	2,833,080	-	-
Operating lease liabilities – non-current	5,216,622	1,898,004	264,037
Other payables - shareholders -non-current	6,937,500	6,937,500	965,097
Deferred tax liabilities	760,806	-	-
Total non-current liabilities	16,571,273	8,835,504	1,229,134

Total liabilities	126,182,673	104,997,426	14,606,508

Commitments and contingencies

Shareholders’ Equity
Class A Ordinary shares (par value of US$0.0001 per share;480,000,000 Class A ordinary shares authorized and 14,942,623 Class A ordinary shares issued and outstanding as of December 31, 2023 and 88,408,017 Class A ordinary shares issued and outstanding as of December 31, 2024.)	9,787	62,468	8,690
Class B Ordinary shares (par value of US$0.0001 per share; 20,000,000 Class B ordinary shares authorized and 6,409,600 class B shares issued and outstanding as of December 31, 2023 and 5,409,600 class B shares issued and outstanding as of December 31, 2024.)	4,087	3,368	469
Additional paid in capital	60,423,647	217,527,319	30,260,881
Statutory reserves	502,941	434,047	60,382
Accumulated deficit	(77,454,208)	(126,955,513)	(17,661,164)
Accumulated other comprehensive loss	(1,541,653)	(812,156)	(112,981)
Total Jayud Global Logistics Limited shareholders’ (deficit) /equity	(18,055,399)	90,259,533	12,556,277
Non-controlling interests	(7,676,674)	(10,891,088)	(1,515,092)
Total shareholders’ (deficit) /equity	(25,732,073)	79,368,445	11,041,185
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) / EQUITY	100,450,600	184,365,871	25,647,693

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/ (LOSS)

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Revenues - freight forwarding	575,025,539	342,385,856	321,266,473	44,692,348
Revenues - freight forwarding - related parties	2,541,486	196,575	1,844,714	256,624
Revenues - supply chain management and others	74,424,568	155,285,769	241,277,110	33,564,786
Revenues - supply chain management and others - related parties	-	-	885,180	123,140
Total revenues	651,991,593	497,868,200	565,273,477	78,636,898

Cost of revenues - freight forwarding	(419,767,446)	(285,373,033)	(279,595,142)	(38,895,323)
Cost of revenues - freight forwarding -related parties	(122,842,712)	(74,585,237)	(52,003,535)	(7,234,369)
Cost of revenues - supply chain management and others	(71,995,321)	(153,780,562)	(244,843,757)	(34,060,954)
Total cost of revenues	(614,605,479)	(513,738,832)	(576,442,434)	(80,190,646)

Gross profit/(loss)	37,386,114	(15,870,632)	(11,168,957)	(1,553,748)

Operating expenses
Selling expenses	(16,032,550)	(11,943,136)	(7,906,030)	(1,099,832)
Provision for credit losses	(938,209)	(18,216,749)	(9,450,681)	(1,314,713)
Impairment charges on long-lived assets	-	(5,648,685)	-	-
Lease termination (loss) / gain	-	(478,933)	1,945,824	270,689
General and administrative expenses	(17,616,830)	(26,202,413)	(24,456,958)	(3,402,280)
Research and development expenses	(2,096,317)	(1,394,072)	(1,079,023)	(150,107)
Total operating expenses	(36,683,906)	(63,883,988)	(40,946,868)	(5,696,243)
Operating profit/(loss)	702,208	(79,754,620)	(52,115,825)	(7,249,991)

Other income/ (expenses)

Other (expenses) / income, net	(205,903)	(931,896)	1,166,476	162,272
Foreign exchange gain/ (loss),net	4,407,133	(1,401,573)	(2,914,296)	(405,417)
Financial expenses, net	(943,324)	(995,245)	(2,609,622)	(363,032)
Total other income/ (expenses), net	3,257,906	(3,328,714)	(4,357,442)	(606,177)

Income before income tax/(loss) before income tax benefit)	3,960,114	(83,083,334)	(56,473,267)	(7,856,168)
Income tax (expenses) / benefit	(2,582,217)	2,807,990	536,227	74,596
Share of income of equity method investees, net of tax of nil	-	-	427,493	59,470
Net income/(loss)	1,377,897	(80,275,344)	(55,509,547)	(7,722,102)
Less: Net loss attributable to non-controlling interests	(2,510,826)	(7,698,604)	(5,939,348)	(826,241)
Net income/ (loss) attributable to the Jayud Global Logistics Limited’s ordinary shareholders	3,888,723	(72,576,740)	(49,570,199)	(6,895,861)

Net income/(loss)	1,377,897	(80,275,344)	(55,509,547)	(7,722,102)
Foreign currency translation difference, net of tax	(200,146)	(1,360,107)	729,497	101,483
Total comprehensive income/ (loss)	1,177,751	(81,635,451)	(54,780,050)	(7,620,619)
Less: total comprehensive loss attributable to non-controlling interest	(2,510,826)	(7,698,604)	(5,939,348)	(826,241)
Total comprehensive income/ (loss) attributable to Jayud Global Logistics Limited’s ordinary shareholders	3,688,577	(73,936,847)	(48,840,702)	(6,794,378)

Net income/ (loss) per share
Basic and diluted	0.22	(3.47)	(1.70)	(0.24)
Weighted average shares
Basic and diluted	18,071,233	20,924,500	29,085,753	29,085,753

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/ Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders’	Non-controlling	Total shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	10,790,400	6,880	6,409,600	4,087	13,190,206	-	2,447,862	1,219,888	18,600	16,887,523	(117,244)	16,770,279
Provision for statutory reserve	-	-	-	-	-	-	2,203,279	(2,203,279)	-	-	-	-
Net income (loss)	-	-	-	-	-	-		3,888,723	-	3,888,723	(2,510,826)	1,377,897
Issuance of new shares to third party investors	2,000,000	1,393	-	-	34,821,607	(34,823,000)	-	-	-	-	-	-
Issuance of new shares to service providers	800,000	557	-	-	-	-	-	-	-	557	-	557
Capital injection	-	-	-	-	24,680,000		-	-	-	24,680,000	-	24,680,000
Capital injection by non-controlling interest	-	-	-	-	-	-	-	-	-	-	200,000	200,000
Dividend distribution	-	-	-	-	-	-	-	(11,931,000)	-	(11,931,000)	-	(11,931,000
Foreign currency translation	-	-	-	-	-	-	-	-	(200,146)	(200,146)	-	(200,146)
Balance as of December 31, 2022	13,590,400	8,830	6,409,600	4,087	72,691,813	(34,823,000)	4,651,141	(9,025,668)	(181,546)	33,325,657	(2,428,070)	30,897,587
Provision for statutory reserve	-	-	-	-	-	-	(4,148,200)	4,148,200	-	-		-
Net loss	-	-	-	-	-	-	-	(72,576,740)	-	(72,576,740)	(7,698,604)	(80,275,344)
Issuance of new shares - IPO	1,352,223	957	-	-	38,309,168		-	-	-	38,310,125		38,310,125
Payments to Initial Shareholders			-	-	(35,000,000)	-	-	-	-	(35,000,000)	-	(35,000,000)
Funds received from share issued in 2023	-	-	-	-	-	34,823,000	-	-	-	34,823,000	-	34,823,000
Transfer of deferred offering cost upon completion of IPO	-	-	-	-	(15,938,208)	-	-	-	-	(15,938,208)		(15,938,208)
Issuance of warrant	-	-	-	-	360,874	-	-	-	-	360,874		360,874
Capital injection by non-controlling interest							-	-	-	-	2,450,000	2,450,000
Foreign currency translation	-	-	-	-	-	-	-	-	(1,360,107)	(1,360,107)		(1,360,107)
Balance as of December 31, 2023	14,942,623	9,787	6,409,600	4,087	60,423,647	-	502,941	(77,454,208)	(1,541,653)	(18,055,399)	(7,676,674)	(25,732,073)

	Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Subscription	Statutory	(Accumulated deficit)/ Retained	Accumulated other comprehensive	Total Jayud Global Logistics Limited shareholders	Non-controlling	Total shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	earnings	income (loss)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Provision for statutory reserve	-	-	-	-	-	-	(68,894)	68,894	-	-		-
Net loss	-	-	-	-	-	-	-	(49,570,199)	-	(49,570,199)	(5,939,348)	(55,509,547)
Issuance of Class A ordinary shares by public offering (“F-3”), net of issuance cost	50,000,000	35,946	-	-	70,158,552	-	-	-	-	70,194,498	-	70,194,498
Issuance of Class A ordinary shares by private placements, net of issuance cost	14,793,335	10,549	-	-	47,458,521	-	-	-	-	47,469,070	-	47,469,070
Issuance of Class A ordinary shares by convertible notes conversion	2,069,382	1,488	-	-	5,727,229	-	-	-	-	5,728,717	-	5,728,717
Issuance of ordinary shares in connection with asset acquisition	2,219,828	1,578	-	-	13,727,681	-	-	-	-	13,729,259	748,769	14,478,028
Issuance of ordinary shares in connection with long term investment	3,365,588	2,389	-	-	19,945,441	-	-	-	-	19,947,830	-	19,947,830
Issuance of new shares for services	17,261	12	-	-	86,248	-	-	-	-	86,260	-	86,260
Transfer of Class B shares to Class A shares	1,000,000	719	(1,000,000)	(719)	-	-	-	-	-	-	-	-
Disposal of subsidiaries (note 17)	-	-	-	-	-	-	-	-	-	-	1,871,991	1,871,991
Capital injection by non-controlling interest							-	-	-	-	104,174	104,174
Foreign currency translation	-	-	-	-	-	-	-	-	729,497	729,497	-	729,497
Balance as of December 31, 2024	88,408,017	62,468	5,409,600	3,368	217,527,319	-	434,047	(126,955,513)	(812,156)	90,259,533	(10,891,088)	79,368,445
Balance as of December 31, 2024 (US$)		8,690		469	30,260,881	-	60,382	(17,661,164)	(112,981)	12,556,277	(1,515,092)	11,041,185

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	1,377,897	(80,275,344)	(55,509,547)	(7,722,102)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	938,209	18,216,749	9,450,681	1,314,713
Lease termination loss (gain)	-	478,933	(1,945,824)	(270,689)
Depreciation and amortization	848,664	1,131,796	750,688	104,430
Amortization of operating lease right-of-use asset	10,933,292	9,405,893	3,610,106	502,213
(Gain) losses from disposal of property, equipment and software	(13,075)	719,165	-	-
Impairment losses of property and equipment	-	2,404,009	-	-
Impairment losses of operating lease right-of-use assets	-	3,244,676	-	-
Service fee settled by share issuance	-	-	86,260	12,000
Share of income of equity method investees, net of tax of nil	-	-	(427,493)	(59,470)
Gain from disposal of subsidiaries	-	-	(459,116)	(63,869)
Deferred tax expenses (benefit)	116,755	(2,907,145)	(804,312)	(111,890)
Changes in operating assets and liabilities
Accounts receivable, net	55,931,552	(19,785,995)	(6,328,191)	(880,334)
Accounts receivable - related parties	(1,649,862)	1,676,016	(249,925)	(34,768)
Contract assets, net	(1,257,013)	2,396,978	(1,622,098)	(225,655)
Prepaid expenses and other current asset, net	10,069,570	(4,838,558)	(20,695,812)	(2,879,057)
Prepaid expenses - related parties	1,674,157	(164,858)	(6,701,004)	(932,197)
Others receivable - related parties	-	-	(20,148,370)	(2,802,901)
Refundable deposits	(3,002,260)	(1,000,000)	767,646	106,790
Accounts payable	(23,753,846)	21,656,849	4,647,958	646,591
Accounts payable - related parties	(53,553,469)	(758,726)	(6,423,724)	(893,624)
Contract liabilities	170,846	2,788,088	(696,777)	(96,931)
Accrued expenses and other current liabilities	(3,021,321)	3,268,149	6,533,137	908,844
Other payable - shareholders	(71,266)	(6,307)	576,791	80,239
Other payable - related parties	-	7,316,314	(7,476,155)	(1,040,030)
Taxes payable	(215,482)	(1,617,237)	11,185,112	1,555,995
Operating lease liabilities	(10,755,243)	(7,571,923)	(5,567,814)	(774,555)
Net cash used in operating activities	(15,231,895)	(44,222,478)	(97,447,783)	(13,556,257)

Cash flows from investing activities:
Cash acquired from acquisition of subsidiaries	-	-	145,605	20,256
Prepayment for acquisition	(3,596,823)	-	-	-
Purchase of property, equipment and intangible assets	(2,150,431)	(4,444,392)	(719,288)	(100,062)
Proceeds from disposal of property and equipment	18,500	-	-	-
Net cash used in investing activities	(5,728,754)	(4,444,392)	(573,683)	(79,806)

Cash flows from financing activities:
Proceeds from short-term borrowings	18,000,000	31,805,201	33,531,795	4,664,709
Proceeds from a long-term borrowing	5,000,000	-	-	-
Repayments of short-term borrowings	(14,100,000)	(21,001,703)	(48,637,611)	(6,766,125)
Repayment of a long-term borrowing	(4,450,000)	(600,000)	(4,400,000)	(612,097)
Proceeds from loans provided by shareholders	6,295,383	823,265	23,761,605	3,305,549
Proceeds from loans provided by related parties	500,000	6,000,000	3,738,000	520,004
Loans repayment to shareholders	(8,855,383)	-	(15,929,070)	(2,215,941)
Loans repayment to related parties	(2,112,000)	(3,000,000)	(4,504,300)	(626,607)
Proceeds from loans provided by third parties	5,631,457	2,833,080	1,900,000	264,315
Loans repayment to third parties	(10,431,457)	-	(4,733,080)	(658,431)
Proceeds from shareholder’s contribution	24,680,000	-	-	-
Proceeds received from private placements, net of issuance costs	-	34,823,000	47,469,070	6,603,565
Proceeds received from F-3 share purchase agreement, net of issuance costs	-	-	70,194,498	9,764,968
Proceeds received from issuance of convertible notes	-	-	5,728,717	796,939
Proceeds from shares issued in IPO	-	38,310,125	-	-
Payments for deferred offering costs	(5,426,702)	(9,251,204)	-	-
Dividend distribution	(6,193,500)	-	-	-
Payments to Initial Shareholders	-	(35,000,000)	-	-
Capital injection by a non-controlling interest	200,000	2,450,000	104,174	14,492
Other payable - related parties	596,513	-	-	-
Net cash provided by financing activities	9,334,311	48,191,764	108,223,798	15,055,340

Effect of exchange rate changes	(200,146)	(1,360,107)	292,551	40,698

Net (decrease) / increase in cash and restricted cash	(11,826,484)	(1,835,213)	10,494,883	1,459,975

Total cash and restricted cash at beginning of the year	40,266,725	28,440,241	26,605,028	3,701,106
Total cash and restricted cash at end of the year	28,440,241	26,605,028	37,099,911	5,161,081
Restricted cash at end of the year	501,071	501,952	103,489	14,397
Cash at end of the year	27,939,170	26,103,076	36,996,422	5,146,684

Supplemental disclosure of cash flow information:
Income tax paid	2,517,406	2,152,341	198,532	27,618
Interest expense paid	781,143	884,259	1,554,863	216,302

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	35,873,660	441,168	2,272,088	316,077
Operating lease right-of-use assets derecognized upon lease termination	-	-	5,772,982	803,097
Dividend distribution included in Other payable - shareholders	6,937,500	-	-	-
Issuance of new shares with consideration receivable	34,823,000	-	-	-
Issuance of new shares for long term investments	-	-	19,947,830	2,775,003
Issuance of new shares for assets acquisition	-	-	14,478,028	2,014,082
Issuance of new shares in exchange of services	557	-	-	-
Issuance of new shares for convertible debentures	-	-	5,728,717	796,939
Issuance of warrant as share issue cost	-	360,874	-	-

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

As of December 31, 2024, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all owned by the Company through equity investment.

Entity	Controlled by	Date of Incorporation /Acquisition	Place of incorporation	Percentage of direct ownership	Principal activities
Jayud Global Logistics (Hong Kong) Limited (“JYD HK”)	Jayud	June 24, 2022	Hong Kong	100%	Wholly foreign owned enterprise
Joyed Logistics Services Inc. (“JYD US”)	Jayud	April 25, 2023	U.S.A.	100%	Freight forwarding
Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”)	JYD HK	July 23, 2015	PRC	100%	Freight forwarding
Hongkong Jayud International Logistics Company Limited (“JYD HKGJHY”)	JYD HK	December 31, 2017	Hong Kong	100%	Agent service
HK XINYX Technology Limited (“HK XYX”)	JYD HK	September 6, 2023	Hong Kong	100%	International trading
HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”)	JYD HK	April 2, 2024	Hong Kong	51%	Freight forwarding
HYTX Warehouse Inc. (“HYTX”)	JYD US	May 15, 2024	U.S.A.	51%	Warehousing
Yukon Flooring Bellaire LLC (“YFB”)	JYD US	October 25, 2024	U.S.A.	95%	Warehousing
Shenzhen Jia Yu Da International Logistics Co., Ltd. And its Tianjin Branch, Guangzhou Branch, Qingdao Branch and Ningbo Branch (“JYD SZGJHY”)	JYD WLKJ	June 19, 2011	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”)	JYD WLKJ	September 18, 2009	PRC	100%	International trading
Shenzhen Jiayuda Customs Declaration Co., Ltd. (“JYD BG”)	JYD WLKJ	September 14, 2015	PRC	100%	Customs brokerage
Shenzhen Xin Yu Xiang Import & Export Co., Ltd. (“JYD XYX”)	JYD WLKJ	October 26, 2011	PRC	100%	International trading
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd (“JYD RHTD”)	JYD XYX	July 31, 2023	PRC	51%	International trading
Shenzhen Jiayuda Global Supply Chain Co., Ltd. (“JYD HQ”)	JYD WLKJ	April 23, 2014	PRC	100%	Freight forwarding
Sky Pacific Logistics HK Company Limited (“TPYHK”)	JYD HQ	March 2, 2016	Hong Kong	67%	Agent service
Shenzhen Jiayuda E-Commerce Technology Co., Ltd (“JYD DS”)	JYD WLKJ	April 1, 2021	PRC	100%	Freight forwarding
Nanjing Jiayuda Logistics Co., Ltd. And its Nantong Branch, and Xiamen Branch (“JYD NJWL”)	JYD WLKJ	February 12, 2018	PRC	100%	Freight forwarding
Shaanxi JiaYuda Supply Chain Management Co., Ltd. (“JYD SXGYL”)	JYD WLKJ	March 27, 2018	PRC	100%	Freight forwarding
Shenzhen Jayud Yuncang Technology Co., Ltd. (“JYD YCKJ”)	JYD WLKJ	July 25, 2022	PRC	52%	Warehousing
Shenzhen JNT International Logistics Co.,Ltd (“JNT”)	JYD WLKJ	January 18, 2024	PRC	51%	Freight forwarding
Ezhou Jayud Logistics Technology Co.,Ltd (“EZ WLKJ”)	JYD HK	August 23, 2024	PRC	100%	Freight forwarding
EZhou Jayud International Logistics Co., Ltd. (“EZ GJHY”）	EZ WLKJ	September 2, 2024	PRC	51%	Freight forwarding
YUKON JYD LLC (“YJ”)	Jayud	November 24, 2024	U.S.A.	60%	Freight forwarding

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont.)

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Jayud Global Logistic (Hong Kong) Limited (“JYD HK”) under the laws of Hong Kong, PRC, as its direct wholly-owned subsidiary, on June 24, 2022. In September 2022, JYD HK directly invested in JYD WLKJ as its direct wholly-owned subsidiary and resulted in payment of RMB 35 Mil for share purchase from initial shareholders.

Since the Company and its subsidiaries were effectively controlled by the same shareholders immediately before and after the reorganization completed in September 2022, as described above. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented.

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

(c) Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates include, but not limited to the allowance of credit loss for accounts receivables, contract assets, and prepaid expenses and other current asset, the impairment of long-lived assets and the valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(d) Foreign currencies and foreign currency translation (Cont.)

Translation adjustments arising from these are reported as foreign currency translation adjustments RMB200,146, RMB1,360,107 and RMB 729,497 (US$ 101,483) for the years ended December 31, 2022, 2023 and 2024, respectively and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing the index rates stipulated by the Bank of China:

USD against RMB	December 31, 2022	December 31, 2023	December 31, 2024
Year-end spot rate	USD1=RMB6.9646	USD1=RMB7.0827	USD1=RMB7.1884
Average rate	USD1=RMB6.7165	USD1=RMB7.0456	USD1=RMB7.1162

HKD against RMB	December 31, 2022	December 31, 2023	December 31, 2024
Year-end spot rate	HKD1=RMB0.8899	HKD1=RMB0.9056	HKD1=RMB0.9249
Average rate	HKD1=RMB0.8578	HKD1=RMB0.8999	HKD1=RMB0.9120

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of income and comprehensive income. The Group incurred and recognized foreign currency exchange gain of RMB4,407,133 for the year ended December 31, 2022, foreign currency exchange loss of RMB1,401,573 and RMB2,914,296 (US$405,417) for the years ended December 31, 2023 and 2024, respectively, as a result of changes in the exchange rate.

(e) Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB7.1884 on December 31, 2024, representing the middle rate as set forth in the statistical release of the Bank of China as of December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for companies for annual periods from January 1, 2024, and for interim periods from January 1, 2025, with early adoption permitted. The Group adopted this standard in 2024 for annual period disclosures, and such adoption did not have a material impact on its our financial statements.

For the year ended December 31, 2024, the Group acquired interests in three companies in the United States. Because of the acquisition, the Group operated and reviewed its performance in two segments for the year ended December 31, 2024: (i) PRC and Hong Kong, and (ii) U.S.A. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs, gross profit.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

 (g) Cash and Restricted Cash

Cash consists of cash in bank. The Group maintains cash with various financial institutions primarily in China. As of December 31, 2023 and 2024, balances of cash were RMB26,103,076 and RMB36,996,422 (US$5,146,684), respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

In 2023, restricted cash represents Demand Bank Guarantee for an international express company. Under the Demand Bank Guarantee, the Group need to deposit RMB500,000 into the bank account in the Bank of China and the cash deposited is restricted for use to make the payments to the international express company under the two-year Air Freight Agency Agreement between the Group and the express company. The term of the Demand Bank Guarantee is from March 2022 to January 2024. In January 2024, RMB501,952 (US$69,829) was released, which consisted of principal of RMB500,000 (US$69,557) and accumulated interests of RMB1,952 (US$272).

In 2024, restricted cash represents the frozen funds due to a lawsuit. As of December 31, 2024, the restricted cash balance was RMB103,489 (US$14,397). The restriction was removed in January 2025.

(h) Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days.

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, and are due on demand. The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. An allowance for credit losses is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from January 1, 2023, the Group adopted ASU No.2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2023 and 2024, the Group record allowance for credit loss of RMB 10,196,104 and RMB19,102,954 (US$2,657,470) against accounts receivable for both third parties, respectively.

(i)  Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives with an estimated residual value of the assets as follows:

Category	Estimated useful lives
Land	Infinite
Buildings	25 years
Motor vehicles	4 - 5 years
Electronic equipment	1 - 5 years
Machinery	5 - 10 years
Other equipment	5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income in other income or expenses. See Note 6 - Property and Equipment, net in the Notes to Consolidated Financial Statements for additional information related to the impairment charge during the year ended December 31, 2024.

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

(k) Refundable deposits

Refundable deposits represent the deposits made for long-term leases and deposits to vendors. These deposits are interest free and will be refunded at the end of the lease and cooperation. Since the leases and cooperation contracts have the term over one year, these deposits are classified as long term assets. As of December 31, 2024, all long-term leases were terminated or have remaining lease term within one year.

(l) Long-term investments

Equity Method Investments

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”). The Group applies the equity method of accounting that is consistent with ASC 323-10 in limited partnership in which the Group holds a five percent or greater interest. Where the equity method is used, the Group initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates all investments for impairment under ASC 323-10. An impairment loss on the investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity Investment without Readily Determinable Fair Values

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

(m) Impairment of long-lived assets

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

During the year ended December 31, 2024, there was a triggering event of negative cash flows and operating losses at the freight forwarding and warehousing assets group level that indicated the carrying amounts of the Group’s long-lived assets may not have been recoverable. In accordance with ASC 360, regarding the long-lived assets, management of the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. As of December 31, 2024, the Group’s property and equipment and ROU assets mainly included land and warehouse building, machinery, equipment, vehicles, and operating office and warehouse leases. For the year ended 2024, no impairment were recognized based on the management’s assessment. For the year ended 2023, the Group recognized an impairment charge of RMB2.4 million (US$0.3 million) against the property and equipment, RMB3.2 million (US$0.5 million) against the right-of-use (ROU) assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(n) Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

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

Financial assets and liabilities of the Group primarily consisted of cash, restricted cash, accounts receivable, amounts due from related parties, other receivables included in prepaid expenses and other current assets, long term investments, short-term borrowings, accounts payable, amounts due to related parties, other payables included in accrued expenses and other current liabilities. As of December 31, 2023 and 2024, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

The Group measures long-term investments   at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period.  For an equity investment accounted for using the measurement alternative, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investment was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

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

The following table identifies the disaggregation of the Group’s revenue for the years ended December 31, 2022, 2023 and 2024, respectively:

	FY 2022		FY 2023		FY 2024
Revenue Categories	(RMB)%		(RMB)%		(RMB)	(US$)%
Type A: Freight forwarding services	577,567,025	88.6%	342,582,431	68.8%	323,111,187	44,948,972	57.2%
- Integrated cross-border logistics	444,335,722	68.2%	219,651,690	44.1%	202,938,808	28,231,429	35.9%
- Fragmented logistics	133,231,303	20.4%	91,825,049	18.4%	101,450,687	14,113,111	18.0%
- Chartered airline freight services	-	-	28,210,531	5.7%	13,524,979	1,881,501	2.4%
- Warehouse services	-	-	2,895,161	0.6%	5,196,713	722,931	0.9%
Type B: Supply chain management	69,022,899	10.6%	152,630,138	30.7%	238,082,118	33,120,321	42.1%
- International trading in relation to supply chain management	68,878,594	10.6%	152,544,744	30.7%	238,081,468	33,120,231	42.1%
- Agent services	144,305	0.0%	85,394	0.0%	650	90	0.0%
Type C: Other services	5,401,669	0.8%	2,655,631	0.5%	4,080,172	567,605	0.7%
- Customs brokerage	4,098,297	0.6%	2,544,116	0.5%	4,080,172	567,605	0.7%
- Software development	1,303,372	0.2%	111,515	0.0%	-	-	0.0%
Total	651,991,593	100.00%	497,868,200	100.0%	565,273,477	78,636,898	100%

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2022, 2023 and 2024, respectively.

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	RMB	RMB	RMB	US$
Point in time	71,448,443	158,069,415	242,162,290	33,687,926
Over time	580,543,150	339,798,785	323,111,187	44,948,972
Total revenue	651,991,593	497,868,200	565,273,477	78,636,898

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p) Revenue recognition (cont.)

Type A: Freight forwarding services

The Group primarily engages in freight forwarding services, including integrated cross-border logistics, fragmented logistics, and chartered airline freight services. Integrated cross-border logistics and fragmented logistics are indifferent in the revenue recognition analysis, but with different quotation process. Under these two types of freight forwarding services, the Group fulfils its performance obligation by transporting freights from the origin to the destination, both are specified by customers, via air freight, ocean freight, and land freight. The Group considers that there is only one performance obligation as the customer cannot benefit from facilitating services on its own but be bundled with the freight services since the customer’s purpose for entering into this contract is to transport goods from the origin to the destination. The transaction price is fixed when the contract was signed by both parties. These two types of revenue are recognized over time based on the extent of progress towards completion of the performance obligation. The Group adopts the output method, which is based on the transit time period, to measure progress. For chartered airline freight services, the Group provides a fixed volume or weight of space capacity on fixed-route air planes for customer transportation during the duration of the contract. The Group fulfills its performance obligation by transporting freights from the origin to the destination. The transaction price is fixed when the contract was signed by both parties, and there will be no variable consideration during transportation. This type of revenue is recognized in straight-line basis over the transit period. Generally, the airplane completes flight transportation service within one day or several hours. For warehousing services, the Group provides warehousing services to customers through storage of merchandise in the Group’s warehouse. The services are recognized over time, as the Group performs contractual obligations through continuous transfer of control to the customers, and they could simultaneously receive and consume the benefits of the Group’s performance as it occurs.

The Group considers itself the principal for transactions that it is in control of establishing the transaction price, and it is responsible for managing all aspects of the process and taking the risk of loss during the process. Therefore, such revenues are reported on a gross basis.

The payment term is within 60 days after completion of freight forwarding services. There is no other obligation in the contracts, such as return, refund or warranties.

Type B: Supply chain management

The Group also engages in supply chain management, which includes international trading and agent services. The Group provides international trading, which sells electronic products through both export and import, by exploiting its advantages in global supply chain services and networks. The Group fulfils its performance obligation by providing the specified goods/products to the customers. In accordance with the Company’s customary business practices, once the products are delivered to the designated spot by its customers, the control of products has transferred, which indicates that the customer has the ability to direct the use of and obtain substantially all of the remaining benefits from the asset. The transaction price is fixed when the contract was signed by both parties. This type of revenue is recognized based on the product value specified in the contract at a point in time when the control of products has transferred. The Group considers itself the principal because it is in control of establishing the transaction price and bearing inventory risk. Therefore, such revenues are reported on a gross basis.

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

The payment term is within 60 days after completion of international trading and agent services. There is no other obligation in the contracts, such as return, refund or warranties.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(p) Revenue recognition (cont.)

Type C: Other value-added services

The Group also provides customs brokerage services, and logistics-related software development services.

Customs brokerage services under Type C represents independent revenue stream, different from being one of the facilitating services of the freight forwarding business under Type A, or the facilitating services of the agent services under Type B under which those services are bundled as one performance obligation. The Group fulfils its performance obligation by providing customs brokerage services only. The transaction price is fixed when the contract was signed by both parties. There is no other obligation in the contracts, such as return, refund or warranties. This type of revenue is recognized at a point in time upon completion of services, usually within one day.

The Group also generates revenues from logistics-related software development services. The Group identifies two performance obligations within the contract: the software development services and the maintenance services. The transaction price is allocated based on the stand-alone selling price for each type of service. The Group recognizes software development services revenue over time in proportionate to the relative labor hours over the total budgeted hours of the project. The Group also promises to provide one-year maintenance service after the above mentioned software has been launched. There is no other obligation in the contracts, such as return, refund or warranties. The Group recognizes maintenance services revenue over the service period of one year.

The payment term is normally 30 to 90 days after completion of customs brokerage services. There is no other obligation in the contracts, such as return, refund or warranties.

Contract assets and liabilities

In-transit freight with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets, net”. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers of international trading. The Group expects to recognize this balance as revenue over the next 12 months.

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2022	2023	2024
	RMB	RMB	RMB	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:	7,851,588	1,989,310	4,259,197	592,510

Contract assets, net were RMB4,460,046, RMB2,023,221 and RMB3,441,959 (US$478,821) as of December 31, 2022, 2023 and 2024, respectively. Allowance for credit losses related to contract assets were nil, RMB39,847 and RMB203,360 (US$28,290) as of December 31, 2022, 2023 and 2024, respectively. Contract liabilities related to advance payments from customers were RMB1,989,310, RMB4,777,398 and RMB4,080,621 (US$567,667) as of December 31, 2022, 2023 and 2024, respectively.

The Company applies the practical expedient in Topic 606 that permits the Company to not disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company’s contracts have an expected length of one year or less.

Contract costs

Contract costs consist of incremental costs of obtaining a contract with customers, for example, sales commissions. The Group elects to use the practical expedient, allowing to recognize the incremental costs of obtaining a contract as a cost or an expense when incurred if the amortization period, usually the contractual period, would have been one year or less.

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

(s) Advertising expenses

Advertising costs amounted to RMB2,724,575, RMB1,316,881 and RMB1,111,500 (USD154,624) for the years ended December 31, 2022, 2023 and 2024, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.

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

(v) Financial expenses, net

Financial expenses, net mainly consist of (i) interest expenses, (ii) foreign exchange gain or loss, and (iii) bank charges. The Group incurred interest expenses of RMB795,144, RMB995,162 and RMB2,609,622 (US$363,032) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group incurred foreign exchange gain of RMB4,407,133 for the year ended December 31, 2022, foreign exchange loss of RMB1,401,573 and RMB2,914,296 (US$405,417) for the years ended December 31, 2023, and 2024, respectively.

(w) Deferred offering costs and share issuance costs

Deferred offering costs and share issuance costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the offerings. Should the offerings prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to expenses. Deferred offering costs of RMB15,938,208 were transferred into additional paid in capital after the Group completed its IPO in 2023 and share issuance costs of RMB1,698,382 (US$236,267) were transferred into additional paid in capital after the Group completed its financing in 2024, respectively.

(x) Non-controlling interests

A non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(y) Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as costs and expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB2,170,805, RMB2,575,438 and RMB 3,525,169 (US$ 490,397) for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the outstanding social insurance plan contributions payable were RMB251 and RMB1,843 (US$256), respectively.

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

Lease expenses for lease payments are recognized on a straight-line basis over the lease term. For operating leases with a term of one year or less, the Group has elected not to recognize a lease liability or ROU asset on its consolidated balance sheet. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term.

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

During the year ended December 31, 2024, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the Group’s long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. Therefore, no impairment charges were recorded as of December 31, 2024. For the year ended December 31, 2023, the Group recognized an impairment charge within operating expenses of RMB3.2 million against ROU by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. Key assumptions utilized in the determination of fair value include discount rate, expected future cash flows and working capital requirements. While the Group believes the expectations and assumptions about the future are reasonable, they are inherently uncertain.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions at December 31, 2022, 2023 and 2024, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2022, 2023 and 2024.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ab) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenues generated from providing services. Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected tax payable. The Group reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income / (Loss).

The PRC VAT rate is 0%, 1%, 6% and 9% for taxpayers providing logistics services and 13% for product sales for the years ended December 31, 2022, 2023 and 2024.  The Notice of Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on the Adjustment to VAT Rates, promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

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

(ad)  Earnings per share

The Group computes earnings per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic EPS is measured as net income / (loss) divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2023, and 2024, there were no dilutive shares.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ae) Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income included net income and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive income / (loss).

(af) Statutory reserves

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by corresponding PRC subsidiaries in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. For the years ended December 31, 2022, statutory reserve provided were RMB2,203,279. For the year ended December 31, 2023 and 2024, RMB4,148,200 and RMB 68,894 (US$ 9,584) was deducted from statutory reserve due to the loss of the Group’s PRC subsidiaries, respectively.

(ag) Contingencies

From time to time, the Group may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against the Group that, if adversely determined, would in the Group’s management’s judgment have a material adverse effect on the Group.

(ah) Concentration of risks

Concentration of Credit Risks

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash with financial institutions with high credit ratings and quality. As of December 31, 2023 and 2024, RMB26,103,076 and RMB 36,996,422 (US$ 5,146,684) of the Group’s cash were on deposit at financial institutions in the PRC, respectively.

The Group has a concentration of its account receivables and revenues with specific customers. As of December 31, 2023, one customer accounted for 17.0% of accounts receivable. As of December 31, 2024, one customer accounted for 19.7% of accounts receivable. For the year ended December 31, 2022, two customers accounted for approximately 18.0% and 11.3% of the total revenue, respectively. For the year ended December 31, 2023, two customers accounted for approximately 12.3% and 12.2% of the total revenue, respectively. For the year ended December 31, 2024, one customer accounted for approximately 12.7% of the total revenue.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ah) Concentration of risks (cont.)

Concentration of Credit Risks (cont.)

The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

The Group also has a concentration of its account payables and purchases with specific suppliers. As of December 31, 2023, three suppliers accounted for 20.0%, 14.6% and 13.5% of the total accounts payable balance, respectively. As of December 31, 2024, one supplier accounted for 36.1% of the total accounts payable balance. For the year ended December 31, 2022, two suppliers accounted for 20% and 19.8% of the total purchases, respectively. For the year ended December 31, 2023, three suppliers accounted for 12.1%,11.7% and 11.0% of the total purchases, respectively. For the year ended December 31, 2024, one supplier accounted for 24.8% of the total purchases.

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

(ai) Asset acquisition

Referring to FASB ASC Topic 805-10-55-5, the Group applied two steps (including step 1, screen test and step 2, evaluation of process and input) in evaluating whether the acquisition is an asset acquisition or a business combination.

The Group measures and recognizes asset acquisitions that are not deemed to be business combinations based on the nature of the assets acquired. Goodwill is not recognized in asset acquisitions, any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.

(aj) Business combinations

Business combinations are recorded using the acquisition method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. Refer to Note 22 Business combinations.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ak) Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 for all public business entities. Early adoption is permitted. The amendments is applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. The Group is currently evaluating the impact on its financial statements of adopting this guidance.

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

The Group has incurred a net loss of RMB55,509,547(US$7,722,102) with negative operating flows of RMB97,447,783(US$13,556,257) for the year ended December 31, 2024. As of December 31, 2024, there is accumulated deficit of RMB126,955,513(US$17,661,164). The Group has net working capital of RMB44,211,654(US$6,150,418) as of December 31, 2024. The Group has funded its operations and capital needs primarily through the net proceeds received from issuance of new shares, loans from banks, shareholders and related parties. During the year ended December 31, 2024, the Group obtained proceeds of approximate RMB123.4 million (US$17.2 million) from equity financing and approximate RMB62.9 million (US$8.8 million) from debt financing.

The Group intends to continue implementing various measures to boost revenue and control the cost and expenses within an acceptable level and other measures including: (1) further enhance the customers bases and credit management in both freight forwarding and supply chain management operations; (2) improve the profitability of the business through more restricted vendor controls; (3) strictly control and reduce general and administration expenses; (4) obtain financing from certain shareholders in forms of long term loans; (5) obtain equity financing by issuance of new shares and (6) seek for certain credit facilities. The management plan cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Accounts receivable	51,478,092	57,799,537	8,040,668
Allowance for credit losses related to accounts receivable	(10,196,104)	(19,102,954)	(2,657,470)
Total accounts receivable, net	41,281,988	38,696,583	5,383,198

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Beginning balance	1,185,328	10,196,104	1,418,411
Addition	9,745,364	13,678,040	1,902,792
Reversal	(328,022)	(4,764,444)	(662,796)
Write off	(406,566)	(6,746)	(937)
Ending balance	10,196,104	19,102,954	2,657,470

The Group recorded bad debt expenses (net of reversal) of RMB700,505, RMB9,417,342 and RMB8,913,596 (US$1,239,996) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group had written off RMB198,082, RMB406,566 and RMB6,746 (US$937) in bad debt for the years ended December 31, 2022, 2023 and 2024, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Advanced to suppliers (a)	1,602,310	13,824,412	1,923,156
Deposits (b)	9,644,591	19,287,912	2,683,200
Tax/expenses paid on behalf of clients	3,182,361	1,349,635	187,752
Loan & interest receivable (c)	3,845,273	4,421,999	615,158
Prepaid VAT and other taxes	2,770,436	3,961,477	551,092
Other receivables (d)	442,354	377,511	52,517
	21,487,325	43,222,946	6,012,875
Allowance for credit losses related to prepaid expenses and other current assets	(8,973,447)	(9,307,172)	(1,294,749)
Total prepaid expenses and other receivables, net	12,513,878	33,915,774	4,718,126

(a)	The balance mainly represents the advance payments made for international trading business, chartered airlines freight services.

(b)	The balance mainly represents the current refundable operational deposits for lease, chartered airline and cargo space reservation to vendors.

(c)

The balance represents the principal and interests of the loan to Shenzhen Expecs Technology Co., Ltd. (“Expecs”). In May 2022, the Group entered into a term sheet with an intention to acquire Expecs, which is engaged in the inspection assistance services for China Customs and customs brokerage service. The Group prepaid RMB3.6 million for the planned acquisition during 2022. In July 2023, the Group and Expecs signed a loan agreement and the prepayment became a one-year short term loan. In addition, the Group signed share purchase agreement in December 2023 and agreed to invest RMB4.5 million for 13.5% of the interest of Expecs before June 30, 2024. As of the date of the report, the Group has not made the investment payment yet.

During the year ended December 31, 2024, there was a substantial doubt of the recoverability of the loan to Expecs. Therefore, the Group recorded provision for credit losses against the full amount of the loan (including interests) of RMB 3,845,273 and RMB 576,726 during the year ended December 31, 2023 and 2024, respectively.

(d)	The balance mainly represents the prepaid rent and miscellaneous expenses and some advances to employees for routine business or travel needs.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (Cont.)

The movement of allowance of doubtful accounts is as follows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Beginning balance	237,704	8,973,447	1,248,323
Addition	9,095,659	592,178	82,380
Reversal	(334,423)	(258,453)	(35,954)
Write off	(25,493)	-	-
Ending balance	8,973,447	9,307,172	1,294,749

The Group recorded bad debt expenses of RMB237,704, RMB8,761,236 and RMB333,725 (US$46,426) for the years ended December 31, 2022, 2023 and 2024, respectively. For the year ended December 31, 2022, 2023 and 2024, the Group had written off RMB4,744,565, RMB25,493 and nil in bad debt, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Land	-	912,927	127,000
Buildings	-	13,744,221	1,912,000
Motor vehicles	1,485,841	1,485,841	206,700
Electronic equipment	2,033,203	2,116,562	294,441
Machinery	1,139,270	1,238,050	172,229
Other equipment	1,413,753	1,472,880	204,897
Construction in progress*	655,987	-	-
Subtotal	6,728,054	20,970,481	2,917,267
Less: accumulated depreciation	(3,200,069)	(3,564,579)	(495,879)
	3,527,985	17,405,902	2,421,388
Less: impairment charges	(2,404,009)	(1,748,022)	(243,173)
Property and equipment, net	1,123,976	15,657,880	2,178,215

*	Construction in progress was fully impaired for the year ended December 31, 2023 and written off for the year ended December 31, 2024.

Depreciation expense was RMB685,714, RMB881,076 and RMB538,528 (US$74,916) for the years ended December 31, 2022, 2023 and 2024, respectively.

On October 25, 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares as consideration for the acquisition. Since the only assets of Yukon is the warehouse and the land, therefore, substantially all of the fair value concentrated in this group of assets. In addition, it does not have any employees or operations other than the ownership of the properties, the acquisition is considered an asset acquisition. The Group recorded the fair value of the asset as its initial carry amount. The fair value of the assets determined by a third party appraiser is RMB14,657,148 (US$2,039,000) at the date of the acquisition.

The Group identifies its property and equipment into two assets groups based on their location: US and PRC since they are independent to each other in terms of revenue generation and cash flows. During the year ended December 31, 2024, there was no impairment indicator for US assets group since they were evaluated closed to year end of 2024. However, there was a triggering event of negative operating cash flows and operating losses in PRC asset group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. No impairment charges was recorded for the year ended December 31, 2024 based on the management’s assessment. For the year ended December 31, 2023, the Group recognized an impairment charge within operating expenses of RMB2.4 million against the property and equipment by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Group believe the expectations and assumptions about the future are reasonable, they are inherently uncertain.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Software	2,096,218	2,400,217	333,902
Less: accumulated depreciation	(101,350)	(313,505)	(43,613)
Intangible assets, net	1,994,868	2,086,712	290,289

Amortization expense was RMB162,950, RMB250,720 and RMB212,160 (US$29,514) for the years ended December 31, 2022, 2023 and 2024, respectively.

During the year ended December 31, 2024, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. Based on the management’s assessment, no impairment charges were recognized during the year ended December 31, 2023 and 2024. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Group believe the expectations and assumptions about the future are reasonable, they are inherently uncertain.

8. LONG TERM INVESTMENTS

The Group’s long-term investments include equity investments accounted for using the measurement alternative and investments accounted for using equity method.

Equity investments accounted for using the measurement alternative

On October 21, 2024, the Group acquired a 10% equity interest in LD Global Logistics Inc. (“LD”), a licensed customs broker based in Georgia, USA, by issuing 117,115 Class A ordinary shares as consideration.

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2024, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB702,961 (US$97,791). During the years ended December 31, 2024, the equity investment was remeasured and no impairment was recognized based on management’s assessment. Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2024 was nil.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LONG TERM INVESTMENT (Cont.)

Equity investments accounted for using equity method

On October 21, 2024, the Group acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) by issuing 1,680,016 Class A ordinary shares as consideration. Warehouse No.3 operates an approximate 70,000 square-foot warehouse located in California. The fair value of the consideration was RMB10,083,984 (US$1,402,813) based on the closing price at the acquisition date.

On October 21, 2024, the Group acquired a 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”) by issuing 1,568,457 Class A ordinary shares as consideration. Warehouse No.10 operates a 43,000 square-foot warehouse located in California. The fair value of the consideration was RMB9,414,371 (US$1,309,662) based on the closing price at the acquisition date.

The Group recorded its share of income of RMB201,917 (US$28,089) from Warehouse No.3 and RMB229,914 (US$31,984) from Warehouse No.10 for the year ended December 31, 2024, respectively. For the years ended December 31, 2024, no impairment losses were recorded for these equity investments accounted for using equity method.

None of equity method investments was considered individually material for the years ended December 31, 2024. Considering the total equity investments accounted for using equity method is over 10% of the Group’s total asset, the Group summarized the unaudited condensed financial information of the Group’s equity method investments as a group below in accordance with Rule 4-08 of Regulation S-X:

	As of December 31, 2024
	RMB	US$
Balance sheet data:
Current assets	23,889,145	3,323,291
Non-current assets	2,052,374	285,512
Total assets	25,941,519	3,608,803
Current liabilities	1,082,372	150,572
Non-current liabilities	-	-
Total liabilities	1,082,372	150,572
Total equity	24,859,148	3,458,231

	For the year ended December 31, 2024
	RMB	US$
Operating data:
Revenues	30,797,765	4,284,370
Gross profit	7,553,499	1,050,790
Operating income	5,742,755	798,892
Net income	5,902,338	821,092
Net income attributable to the Group	427,493	59,470

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of short-term borrowings consists of the following:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Bank of China Shenzhen Nantou Branch (a)	6,300,000	-
Industrial and Commercial Bank of China (b)	3,000,000	6,990,000	972,400
Shenzhen Futian Yinzuo Rural Bank(c)	1,559,968	-
Bank of China Shenzhen Dongbu Branch (d)	5,000,000	-
Bank of China Shenzhen Dongbu Branch (e)	3,000,000	-
Bank of Ningbo (f)	6,743,530	3,507,682	487,964
Total	25,603,498	10,497,682	1,460,364

(a)	On March 29, 2023, JYD WLKJ entered into a working capital loan agreement with Bank of China Shenzhen Nantou Branch in the total amount of RMB 5,000,000 with one-year term with an interest rate of 4.1%. On May 9, 2023, JYD WLKJ entered into another working capital loan agreement with Bank of China Shenzhen Nantou Branch in the total amount of RMB 2,000,000 with one-year term with an interest rate of 3.8%. The loan was guaranteed by Shenzhen Gaoxintou SE Financing Guarantee Co., LTD and shareholders of the Group ( Geng Xiaogang and Xiaohua Jia). As of December 31, 2023, RMB 700,000 was repaid, and total amount of RMB 6,300,000 was outstanding for these two loans. During the year ended December 31, 2024, the total outstanding loan was fully repaid when it was due.

(b)	On March 15, 2020, JYD HQ initially entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”) in the total amount of RMB3,000,000 with a half-year term with an interest rate of 4.65%. The loan is subject to repayment and is eligible for renewal every six month. In March 2024, the loan was fully repaid and JYD HQ entered into a new loan agreement in the total amount of RMB 3,000,000 (US$417,339) with one year term, due in March 2025. In June 2024, JYD DS entered into a series of loan agreements with ICBC in the total amount of RMB 3,000,000 (US$417,339). In July 2024, JYD BG entered into a loan agreements with ICBC in the total amount of RMB 1,000,000 (US$139,113). These loans are all due on May 31, 2025. All loans with ICBC bears an interest of 4.25%. During the year ended December 31, 2024, RMB10,000 (US$1,391) was repaid and total amount of RMB6,990,000 (US$972,400) was outstanding.

(c)	On June 27, 2022, JYD WLKJ entered into a loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB2,000,000 with an interest rate of 10.512% with one-year term. The amount was repaid when it was due in June 2023. On July 5, 2023, JYD WLKJ entered into a new loan agreement with Shenzhen Futian Yinzuo Rural Bank in the total amount of RMB2,000,000 with an interest rate of 10.512% with one-year term. During the year ended December 31, 2024, the total outstanding loan was fully repaid when it was due.

(d)	On November 22, 2023, JYD HQ entered into a new one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB5,000,000 with an interest rate of 3.6%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD. and shareholders of the Group ( Geng Xiaogang and Xiaohua Jia). During the year ended December 31, 2024, the total outstanding loan was fully repaid when it was due.

(e)	On October 30 2023, JYD SZGJHY entered into a one-year maturity loan agreement with Bank of China Shenzhen Dongbu Branch in the total amount of RMB3,000,000 with an interest rate of 3.75%. During the year ended December 31, 2024, the total outstanding loan was fully repaid when it was due.

(f)	On November 14, 2023, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD 1,000,000 with an interest rate of 6.5%. The loan was guaranteed by JYD WLKJ. As of December 31, 2023, the Group withdrew RMB6,743,530. During the year ended December 31, 2024, a total amount of RMB21,813,555 (US$3,034,549) was withdrawn and the loan was fully repaid when it is due in November 2024. On November 15, 2024, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD500,000 with an average interest rate of 6.36% in 2024. As of December 31, 2024, RMB4,718,240 (US$656,369) was withdrawn, and RMB3,507,682 (US$487,964) was outstanding.

Interest expenses were RMB483,727, RMB649,517 and RMB946,749 (US 131,705) for short-term borrowings for the years ended December 31, 2022, 2023 and 2024, respectively. The weighted average interest rate was 4.57%, 4.93% and 4.91% for the years ended December 31, 2022, 2023 and 2024, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Accrued payroll and employee benefits	3,416,836	5,693,545	792,046
Payable to third parties (a)	1,818,200	3,964,389	551,498
Deposit payable	2,017,770	1,973,850	274,588
Others	233,075	452,662	62,972
Total	7,485,881	12,084,446	1,681,104

(a)	The balance mainly represents the payables for daily operations such as professional and consulting services, equipment purchases, rent and utility bills as of December 31, 2023 and 2024.

11. LOANS PAYABLE - THIRD PARTIES

On December 13, 2023, the Group borrowed a loan from Boknap Logistics(HK) Ltd. of RMB2,833,080 (US$400,000) for 18 months with interest rate of 6%. The loan was fully repaid during the year ended December 31, 2024.

12. LEASES

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Right-of-use assets	12,237,211	3,739,296	520,185
Less: impairment	(3,244,676)	(1,857,761)	(258,439)
Right-of-use assets	8,992,535	1,881,535	261,746

Operating lease liabilities – current	8,806,671	812,669	113,052
Operating lease liabilities – non-current	5,216,622	1,898,004	264,037
Total operating lease liabilities	14,023,293	2,710,673	377,089

The movement of impairment of right-of-use assets is as follows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Beginning balance	-	3,244,676	451,377
Addition	3,244,676	-	-
Derecognition	-	(1,386,915)	(192,938)
Ending balance	3,244,676	1,857,761	258,439

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.16
Weighted average discount rate	3.93%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LEASES (Cont.)

A summary of lease expenses recognized in the consolidated statements of operations as of December 31, 2023 and 2024 and supplemental cash flow information related to operating leases were as follows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Lease expense
Operating lease expense	10,148,284	3,887,462	540,797
Short-term lease expense	15,056,781	19,401,914	2,699,059
Sublease income (1)	(707,009)	(11,725,219)	(1,631,131)
Total lease expense	24,498,055	11,564,157	1,608,725

Other information
Cash paid for operating leases	8,543,549	5,561,964	773,742
Right-of-use assets obtained in exchange for operating new lease liabilities	15,838,886	2,272,088	316,077

*(1)	For the year ended December 31, 2023 and 2024, the Group incurred sublease income of RMB707,009 and RMB11,725,219 (US$1,631,131), and sublease cost of RMB 858,098 and RMB11,088,503 (US$1,542,555), respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group incurred total operating lease expenses of RMB10,933,292, RMB24,498,055 and RMB11,564,157 (US$1,608,725) respectively.

For the year ended December 2023, deposit loss of RMB1,494,308 related to the early termination of warehouses and offices, net of an income of RMB1,015,375 from deposits acquired from sublessees’ early termination of warehouses and offices, resulting in a net loss of RMB478,933, credited to consolidated statements of operations for the year ended December 31, 2023.

For the year ended December 2024, derecognition of right-of-use assets of RMB5,772,980 (US$803,097) and lease liabilities of RMB8,016,892 (US$1,115,254) and a deposit loss of RMB 298,088 (US$41,468) upon the lease termination, resulting in a net gain of RMB1,945,824 (US$270,689) credited to consolidated statements of operations for the year ended December 31, 2024.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2024:

Year	Amounts
	RMB	US$
2025	908,160	126,337
2026	854,757	118,908
2027	459,859	63,972
2028	272,498	37,908
2029	191,100	26,584
Thereafter	270,726	37,661
Total lease payments	2,957,100	411,370
Less: imputed interest	246,427	34,281
Total operating lease liabilities, net of interest	2,710,673	377,089

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. LONG-TERM BORROWING

Long-term borrowing represents the amount due to various banks normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. On December 23, 2022, JYD SM entered into a loan agreement with Postal Savings Bank of China in the total amount of RMB5,000,000 with an interest rate of 4.15%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD., a third party financial guarantee company, and shareholders of the Group ( Geng Xiaogang and Xiaohua Jia). According to the loan agreement, RMB50,000(US$6,956) was paid monthly starting from January 2024 until December 2024, and remaining balance of RMB3,800,000 (US$528,629) was paid at the end of the loan term. As of December 31, 2023, RMB4,400,000 was outstanding. In December 2024, the loan was fully repaid when it was due.

Interest expenses were RMB172,578, RMB192,755 and RMB 174,923 (US$24,334) for long-term borrowings for the years ended December 31, 2022, 2023 and 2024, respectively.

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

For the year ended December 31, 2022, JYD SZGJHY, JYD SM, JYD XC, JYD BG, JYD XYX, JYD NJWL, JYD SXGYL, JYD DS, JYD SHWL, JYD YCKJ, were recognized as small low-profit enterprises. For the year ended December 31, 2023, JYD RHTD, a newly set up subsidiary, was recognized as small low-profit enterprises. For the year ended December 31, 2024, ORD and JNT, the newly acquired subsidiaries, and JYD EZWLKJ, JYD EZGJ, the newly set up subsidiaries, were recognized as small low-profit enterprises. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1 million but not exceeding RMB 3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Current income tax expenses	(2,465,462)	(99,155)	(268,085)	(37,294)
Deferred income tax (expenses) / benefit	(116,755)	2,907,145	804,312	111,890
Total income tax (expenses) / benefit	(2,582,217)	2,807,990	536,227	74,596

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Income / (loss) before provision for income taxes is attributable to the following geographic locations:
PRC	8,630,868	(76,778,965)	(49,862,843)	(6,936,570)
Foreign	(4,670,754)	(6,304,369)	(6,610,424)	(919,598)
Total Income/(loss) before Income Taxes	3,960,114	(83,083,334)	(56,473,267)	(7,856,168)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2022	2023	2024
PRC statutory income tax rate	25.0%	25.0%	25.0%
Impact of different tax rates in other jurisdictions	22.3%	(1.1)%	(2.4)%
Effect of preferential tax rate	53.3%	(7.9)%	(10.9)%
Non-deductible items	0.9%	(0.1)%	0.3%
Effect of additional R&D deduction	(9.0)%	-	-
Tax effect on deferred offering costs	(32.3)%	0.6%	-
Change in valuation allowance	5.0%	(13.1)%	(11.0)%
Effective tax rate	65.2%	3.4%	1.0%

The effect on deferred offering costs mainly resulted from the book-tax difference of capitalization for initial public offerings expenses in 2023. The deferred offering costs are deductible under PRC tax regulation.

As of December 31, 2023 and 2024, the significant components of the deferred tax assets and deferred tax liability were summarized below:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	10,843,551	17,516,642	2,436,792
Bad debt provision	3,801,660	3,911,723	544,172
Impairment charges	963,398	1,064,406	148,073
Lease liability	1,168,666	646,850	89,986
Less: Valuation allowance	(12,738,069)	(18,956,128)	(2,637,044)
Deferred tax assets, net of valuation allowance	4,039,206	4,183,493	581,979
Net off against deferred tax liabilities	(349,692)	(450,473)	(62,667)
Net deferred tax assets	3,689,514	3,733,020	519,312

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Deferred tax liabilities:
Right of use assets	1,110,498	450,473	62,667
Total deferred tax liabilities	1,110,498	450,473	62,667
Net off against deferred tax assets	(349,692)	(450,473)	(62,667)
Net deferred tax liabilities	760,806	-	-

The movement of valuation allowance is as follows:

	As of
	December 31,	December 31,
	2023	2024
	RMB	RMB	US$
Beginning balance	1,825,262	12,738,069	1,772,031
Addition	10,907,213	6,205,515	863,268
Foreign exchange impact	5,594	12,544	1,745
Ending balance	12,738,069	18,956,128	2,637,044

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion of the recorded deferred tax assets will not be realized in future periods.

Total net operating losses carryforwards of the Group’s PRC enterprises is RMB66.3 million and RMB119.2 million as of December 31, 2023 and 2024, respectively. As of December 31, 2024, net operating loss carryforwards from PRC will expire in calendar years 2025 through 2029, if not utilized. Net operating loss from Hong Kong of RMB 5.5 million can be carried forward indefinitely.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023 and 2024, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2024, the tax years ended December 31, 2019 through 2023 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

15. TAX PAYABLE

The Group’s taxes payable consists of the following:

	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
Income tax payable	163,527	231,807	32,247
VAT and other taxes payable	349,670	11,466,502	1,595,140
Total taxes payable	513,197	11,698,309	1,627,387

Due to the invalidation of invoices from a supplier of JYD SM by the tax authorities, the Group accrued RMB 10.8 million (approximately US$1.5 million) VAT tax payable as of Dec 31, 2024. As of the date that the Consolidated Financial Statements were available to be issued, JYD SM is coordinating with the tax authorities to properly resolve this matter.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY

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

In April 2023, the Company completed initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “JYD.” The Company raised approximately US$ 4.86 million in net proceeds at US$ 4 per share from the issuance of 1,250,000 new Class A ordinary shares from the initial public offering and 102,223 new Class A ordinary shares from partial exercise of over-allotment option by its underwriter after deducting underwriting discounts, commissions and expenses.

In July and September 2024, Geng Xiaogang, the controlling shareholder of the Group, converted total of 1,000,000 Class B shares into Class A shares.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY (Cont.)

On September 13, 2024, the Group entered into Securities Purchase Agreements (the “Securities Purchase Agreement”) with two accredited investors (the “Purchasers”), pursuant to which the Group received proceeds (net of issuance cost) of RMB5,728,717 (US$ 796,939) in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of US$800,000. The transactions contemplated under the Securities Purchase Agreements closed in September and October 2024. The Debentures mature on the first-year anniversary of the issuance of the Debenture, bears interest at a rate of 6% per annum to the extent such interest is paid in cash or Class A ordinary shares of the Group, beginning after its original date of issuance at a conversion price at 52% of average of the Volume-Weighted Average Price (“VWAP”) for the five (5) consecutive trading days that is immediately prior to the original issue date, or 52% of the lowest daily VWAP price in the last five (5) trading days immediately prior to conversion. The principal and accumulated interests were converted into 2,069,382 shares of Class A ordinary shares of the Group on October 22, 2024.

In October 2024, the Group entered into Share Purchase Agreements (the “Purchase Agreements”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 14,793,335 Class A ordinary shares to the Purchasers at a purchase price of US$ 0.45 per share. The Group received proceeds (net of issuance cost) of RMB47,469,070 (US$6,603,565).

In October 2024, the Group issued 17,261 shares as compensation to its investor relation service provider with cash value of US$12,000.

From October 19, 2024 to October 26, 2024, the Group acquired 20% equity interests in HYTX WAREHOUSE NO.3 LLC, 49% equity interests in HYTX WAREHOUSE NO.10 LLC, 95% of YUKON FLOORING BELLAIRE, LLC, and 20% of HYTX WAREHOUSE NO.11 LLC, four warehousing companies in the United States, with 1,680,016 share, 1,568,457 shares, 2,219,828 shares, and 1,704,851 shares of Class A ordinary shares of the Group as consideration, respectively. Due to the Share acquisition termination agreement (“Termination agreement”) with the original selling shareholder of HYTX No. 11 LLC signed in December 2024, 1,704,851 Class A ordinary shares was canceled by the Group.

On October 21, 2024, the Group acquired 10% equity interest in LD Global Logistics Inc. (“LD”) to LD, a licensed customs broker based in the United States, by issuing 117,115 Class A ordinary shares as consideration.

On December 3, 2024, Jayud Global Logistics Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 50,000,000 Class A ordinary shares to the Investors at a purchase price of US$0.20 per share, in a registered direct offering (the “Offering”). The Company received proceeds (net of issuance cost) of RMB70,194,498 (US$9,764,968).

14,942,623 and 88,408,017 Class A Ordinary shares were issued and outstanding as of December 31, 2023 and 2024, respectively; 6,409,600 and 5,409,600 Class B Ordinary shares were issued and outstanding as of December 31, 2023 and 2024, respectively.

Warrant

On April 25, 2023, the Company issued warrants to its underwriter to purchase up to 37,500 Class A ordinary shares. The warrants have an exercise price of US$4.00 per share and may be exercised on a cashless basis. The warrants are exercisable beginning September 27, 2023 and ending March 31, 2028. The value of the warrant was evaluated by a third party appraiser, and amounted to RMB360,874 (US$50,202) and included in additional paid in capital as of December 31, 2024. The warrant was exercised by the underwriter on April 1, 2025, which resulted in 18,679 shares was issued to the underwriter.

Capital injection by non-controlling shareholder

In March 2024, the non-controlling shareholder of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”) made a capital injection of RMB20,000 (US$ 2,782) to Oranda.

In September 2024, the non-controlling shareholder of FASTFLY made a capital injection of RMB29,174 (US$4,058) to FASTFLY.

In July and October 2024, the non-controlling shareholder of JNT made a capital injection of RMB55,000 (US$7,651 ) to JNT.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY (Cont.)

Dividend

In February and March 2022, JYD DS, JYD WLKJ, and HQ declared dividend to their shareholders with total amount of RMB18,770,000. Out of the total dividend declared, RMB6,839,000 was inter-group dividend, and RMB11,931,000 was to individual shareholders. As of December 31, 2023 and 2024, RMB6,937,500 (US$965,097) was outstanding and included in the other payables to shareholders.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB3.5 million (US$0.5 million), respectively.

17. NON-CONTROLLING INTERESTS

In July 2023, JYD XYX entered into a joint venture agreement with Mr. Hailong Wu , to set up JYD RHTD. Since the Group retains control of JYD RHTD, the investment from Mr. Hailong Wu was accounted for as non-controlling interest.

In January 2024, the Group acquired a 51% equity interest of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”). On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of Oranda, which lead a RMB416,179 (US$57,896) reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination. Therefore, there was no non-controlling interest from Oranda as of December 31, 2024.

In January 2024, the Group acquired a 51% equity interest of Shenzhen Jiniu International Logistics Co., Ltd. (“JNT”). Since the Group retains control of JNT, the investment from Mr. Guojun Niu was accounted for as non-controlling interest.

In April 2024, the Group and Mr. Guojun Niu acquired a 51% and 49% equity interest of HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”), respectively. Since the Group retains control of FASTLY, the investment from Mr. Guojun Niu was accounted for as non-controlling interest.

In May 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”). Since the Group retains control of HYTX, the investment from HYTX INC. was accounted for as non-controlling interest.

In September 2024, JYD Ezhou set up Ezhou Jayud International Logistics Co., Ltd. (” Ezhou GJHY”) with Shenzhen Qinsheng Enterprise Management Consulting LLP (” QinSheng”) and obtained 51% equity interest of Ezhou GJHY. Since the Group retains control of Ezhou GJHY, the investment from QinSheng was accounted for as non-controlling interest.

In October 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“YFB”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares, equivalent to RMB14,657,148 (USD 2,039,000) as consideration.. Since the Group retains control of YFB, the investment from minority was accounted for as non-controlling interest.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. NON-CONTROLLING INTERESTS (Cont.)

As of December 31, 2023 and 2024, the balance of non-controlling interest is as following.

Entity	As of December 31, 2023	As of December 31, 2024
	RMB	RMB	US$
TYPHK	(164,700)	(169,385)	(23,564)
JYD SHWL*	(1,434,739)	-	-
JYD YCKJ	(9,304,266)	(12,513,131)	(1,740,739)
JYD RHTD	3,227,031	1,188,534	165,341
JNT	-	(156,621)	(21,788)
FASTFLY	-	15,735	2,189
HYTX	-	(18,457)	(2,568)
YFB	-	762,237	106,037
Total	(7,676,674)	(10,891,088)	(1,515,092)

*	JYD SHWL was dissolved during the year ended December 31, 2024, which lead a RMB1,455,812 (US$202,522) reverse in non-controlling interest

18. SEGMENT REPORTING

For the year ended December 31, 2024, the Group acquired interests in three companies in the United States. Because of the acquisition, the Group operated and reviewed its performance in two segments for the year ended December 31, 2024: (i) PRC and Hong Kong, and (ii) U.S.A. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reportable segment’s revenues, costs, gross profit. And there is only one reportable operating segment since all types of the services provided and products delivered are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM for the year ended December 31, 2023 and 2022.

The following table presents selected financial information relating to the Group’s segments for the year ended December 31, 2024:

	PRC & HK	USA	Corporate and Unallocated	Elimination	Consolidated	Consolidated
	RMB	RMB	RMB	RMB	RMB	US$
Freight forwarding services	322,841,484	9,721,464	-	(9,451,761)	323,111,187	44,948,972
Supply chain management	238,082,118	-	-	-	238,082,118	33,120,321
Other value-added services	4,080,172	-	-	-	4,080,172	567,605
Total revenues	565,003,774	9,721,464	-	(9,451,761)	565,273,477	78,636,898
Cost of revenues	(576,973,334)	(8,912,134)	-	9,443,034	(576,442,434)	(80,190,646)
Gross (loss) / profit	(11,969,560)	809,330	-	(8,727)	(11,168,957)	(1,553,748)
Operating expenses:
General and administrative expenses	(19,312,039)	(713,883)	(4,431,036)	-	(24,456,958)	(3,402,280)
Selling expenses	(7,900,352)	-	(5,678)	-	(7,906,030)	(1,099,832)
Provision for doubtful accounts, net	(9,367,464)	(83,217)	-	-	(9,450,681)	(1,314,713)
Lease termination gain	1,945,824	-	-	-	1,945,824	270,689
Research and development expenses	(1,079,023)	-	-	-	(1,079,023)	(150,107)
Total operating expenses	(35,713,054)	(797,100)	(4,436,714)	-	(40,946,868)	(5,696,243)
Operating (loss) / profit	(47,682,614)	12,230	(4,436,714)	(8,727)	(52,115,825)	(7,249,991)

Other income/(expenses):	-	-	-	-	-	-

Other income/(expense), net	1,157,567	-	8,909	-	1,166,476	162,272
Foreign exchange (loss) / gain, net	(2,827,829)	-	(96,918)	10,450	(2,914,296)	(405,417)
Interest expenses, net	(2,492,128)	(4,612)	(112,882)	-	(2,609,622)	(363,032)
Total other (expenses) / income, net	(4,162,389)	(4,612)	(200,891)	10,450	(4,357,442)	(606,177)
(Loss) / income before income tax expense	(51,845,003)	7,618	(4,637,605)	1,723	(56,473,267)	(7,856,168)
Share of income of equity method investees, net of tax of nil	-	427,493	-	-	427,493	59,470

Segment assets	128,736,818	36,585,445	19,043,608	-	184,365,871	25,647,693

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENT REPORTING (Cont.)

The following table presents selected financial information relating to the Group’s segments for the year ended December 31, 2023:

	PRC & HK	USA	Corporate and Unallocated	Elimination	Consolidated
	RMB	RMB	RMB	RMB	RMB
Freight forwarding services	342,582,431	-	-	-	342,582,431
Supply chain management	152,630,138	-	-	-	152,630,138
Other value-added services	2,655,631	-	-	-	2,655,631
Total revenues	497,868,200	-	-	-	497,868,200
Cost of revenues	(513,738,832)	-	-	-	(513,738,832)
Gross loss	(15,870,632)	-	-	-	(15,870,632)
Operating expenses:		-	-	-
General and administrative expenses	(23,123,864)	-	(3,078,549)	-	(26,202,413)
Selling expenses	(11,943,136)	-	-	-	(11,943,136)
Provision for doubtful accounts, net	(18,216,749)	-	-	-	(18,216,749)
Impairment charges on long-lived assets	(5,648,685)	-	-	-	(5,648,685)
Lease termination loss	(478,933)	-	-	-	(478,933)
Research and development expenses	(1,394,072)	-	-	-	(1,394,072)
Total operating expenses	(60,805,439)	-	(3,078,549)	-	(63,883,988)
Operating loss	(76,676,071)	-	(3,078,549)	-	(79,754,620)
		-	-	-
Other expenses:		-	-	-
Other expense, net	(931,896)	-	-	-	(931,896)
Foreign loss, net	(1,401,573)	-	-	-	(1,401,573)
Interest expenses, net	(995,245)	-	-	-	(995,245)
Total other expenses, net	(3,328,714)	-	-	-	(3,328,714)
Loss before income tax expense	(80,004,785)	-	(3,078,549)	-	(83,083,334)

Segment assets	99,877,891	-	572,709	-	100,450,600

The following table presents selected financial information relating to the Group’s segments for the year ended December 31, 2022:

	PRC & HK	USA	Corporate and Unallocated	Elimination	Consolidated
	RMB	RMB	RMB	RMB	RMB
Freight forwarding services	577,567,025	-	-	-	577,567,025
Supply chain management	69,022,899	-	-	-	69,022,899
Other value-added services	5,401,669	-	-	-	5,401,669
Total revenues	651,991,593	-	-	-	651,991,593
Cost of revenues	(614,605,479)	-	-	-	(614,605,479)
Gross profit	37,386,114	-	-	-	37,386,114
Operating expenses:		-	-	-
General and administrative expenses	(14,638,750)	-	(2,978,080)	-	(17,616,830)
Selling expenses	(16,032,550)	-	-	-	(16,032,550)
Provision for doubtful accounts, net	(938,209)	-	-	-	(938,209)
Research and development expenses	(2,096,317)	-	-	-	(2,096,317)
Total operating expenses	(33,705,826)	-	(2,978,080)	-	(36,683,906)
Operating profit	3,680,288	-	(2,978,080)	-	702,208
		-	-	-
Other income/(expenses):		-	-	-
Other expense, net	(205,903)	-	-	-	(205,903)
Foreign exchange gain, net	4,407,133	-	-	-	4,407,133
Interest expenses, net	(943,324)	-	-	-	(943,324)
Total other income, net	3,257,906	-	-	-	3,257,906
Income before income tax expense	6,938,194	-	(2,978,080)	-	3,960,114

Segment assets	119,096,184	-	6,326,130	-	125,422,314

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY BALANCES AND TRANSACTIONS

Related parties

Related Parties	Relationship
Mr. Geng Xiaogang	Founder, chief executive officer of the Company
Ms. Jia Xiaohua	Immediate family members of Founder and the management of the Group
Winpass Logistics (HK) Co., Limited	100% controlled by Ms. Jia Xiaohua
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited
Shenzhen Feijia Supply Chain Management Co., Ltd	43% shares owned by JYD YCKJ’s 48% interest minor shareholder
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	40% owned by Supervisor of JYD SXGYL
Xi’an Rochester Electronic Technology Co., Ltd	50% owned by Supervisor of JYD SXGYL
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	90% owned by previous management of JYD NJWL
LD Global Logistics Inc	10% owned by JYD US
HYTX Logistics LLC	Owns 49% of HYTX Warehouse Inc.
Shandong Aoyuanda Logistics Co., Ltd	89% shares owned by Oranda’s 49% interest minor shareholder
Shenzhen Oranda Global Logistics Co., Ltd	80% shares owned by Oranda’s 49% interest minor shareholder
Shenzhen Huanshi Chuangyuan Technology Co.,Ltd.	70% shares owned by Oranda’s 49% interest minor shareholder
Tianjin Oranda Global Logistics Co., Ltd.	20% shares owned by Oranda’s 49% interest minor shareholde
Bin Li	Supervisor of JYD SXGYL
Key management and their immediate family members	The Group’s key management and their immediate family members

Accounts receivable - related parties

As of December 31, 2023 and 2024, accounts receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	International trading	-	173,382	24,120
The other logistics service customers	Logistic services	-	76,543	10,648
Total accounts receivable - related parties, net		-	249,925	34,768

Subsequent to December 31, 2024, all the accounts receivable from related parties was collected.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other receivable - related parties

As of December 31, 2023 and 2024, other receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited (“Winpass”)	Deposit and prepayment for logistic services	125,049	8,725,488	1,213,829
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	Rent deposit	39,809	-	-
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Deposit for logistic services	-	11,547,932	1,606,468
		164,858	20,273,420	2,820,297

As of December 31, 2022, the net amount paid by Winpass on behalf of Jayud for logistics service was RMB1,371,882. As of December 31, 2023 and 2024, the net amount collected by Winpass on behalf of Jayud for logistics service was RMB125,049 and RMB64,539 (US$8,978). For the year ended December 31, 2022, Winpass paid on behalf of Jayud in a total amount of RMB4,608,483 and collected a total amount of RMB4,606,871. For the year ended December 31, 2023, Winpass paid on behalf of Jayud in a total amount of RMB1,784,309 and collected a total amount of RMB3,281,240. For the year ended December 31, 2024, Winpass paid on behalf of Jayud in a total amount of RMB7,491,026 (US$1,042,099) and collected a total amount of RMB7,430,517 (US$1,033,682), which resulted in an outstanding balance of RMB64,540 (US$8,978). In addition, the Group paid to Winpass deposits of RMB 8,660,949 (US$1,204,851) for chartered airline services for the year ended December 31, 2024. The deposits was fully refunded subsequent to December 31, 2024 due to the change of market for chartered airline services.

For the year ended December 31, 2024, the Group paid to Cargo Link deposits of RMB11,547,932 (US$1,606,468) for chartered airline services for four lines from Hongkong to South Asia.

Prepaid expenses - related parties

As of December 31, 2023 and 2024, prepaid expenses from a related party consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Winpass Logistics (HK) Co., Limited (“Winpass”)	Logistic services	-	3,227,663	449,010
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Logistic services	-	3,468,341	482,491
		-	6,696,004	931,501

For the year ended December 31, 2024, the Group made prepayments to Winpass and Cargo Link for chartered airline freight services to enhance its service to USA and South Asia market. The prepayments to Winpass was fully refunded subsequent to December 31, 2024 due to the change of market for chartered airline services.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Accounts payable - related parties

As of December 31, 2023 and 2024, accounts payable to related parties consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Logistic services	6,248,192	86,129	11,982
The other logistics service providers	Logistic services	418,266	156,605	21,785
		6,666,458	242,734	33,767

Loans payable - related parties

As of December 31, 2023 and 2024, loan payable to a related party consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	Loan	3,000,000	1,500,000	208,670
Key management and their immediate family members	Loan	-	733,700	102,067
		3,000,000	2,233,700	310,737

On November 15, 2023, Jayud borrowed a short-term loan from Renrui of RMB 3,000,000 with interest of RMB 30,000. The principle and interests were fully repaid in January 2024. In April 2024, the Group borrowed a loan of RMB 3,000,000 (US$417,339) from Renrui with an interest rate of 6%. The loan is due in September 2025. As of December 31, 2024, principal of RMB1,500,000 (US$208,670 ) was repaid and RMB1,500,000 (US$208,670) was outstanding. The interest expense on the loan was RMB74,336 (US$10,341) for the year ended December 31, 2024. In January 2025, the loan and its interests were fully repaid to Renrui.

In July 2024, the Group borrowed a one-year loan with total amount of RMB738,000 (US$102,665) from one of its officers. The loan bears no interests. During the year ended December 31, 2024, RMB4,300(US$598) was repaid and RMB733,700 (US$ 102,067) was outstanding as of December 31, 2024. In January 2025, the loan was fully repaid.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other payable - related parties

As of December 31, 2023 and 2024, other payable to related parties consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Payment for logistics service(a)	686,609	624,125	86,824
Bin Li	Interest payable	30,000	-	-
Shenzhen Zhongshun Jiean Estate Management Co., Ltd (“Zhongshun”)	Rent payable (b)	7,775,393	-	-
The other logistics service providers	Payment for logistics service / Interest payable	24,643	165,435	23,014
		8,516,645	789,560	109,838

(a)	For the years ended December 31, 2022, 2023 and 2024, Cargo Link paid on behalf of the Group for logistics service in a total amount of RMB153,101, nil and nil, respectively. For the years ended December 31, 2024, the Group paid RMB62,484 (US$8,692) to Cargo Link.

(b)	In May 2023, the Group signed a 7-month lease agreement with Zhongshun for its offices and warehouses. As of December 31, 2023, rent payable of RMB7,775,393 (US$1,097,801) was outstanding. As of December 31, 2024, the prepaid operational deposits for lease were RMB 2,493,369 (US$346,860). In January 2024, Bao BingBing resigned as management of JYD NJWL. Therefore, Shenzhen Zhongshun Jiean Estate Management Co., Ltd was not related party of the Group as of December 31, 2024 and balance of RMB 2,493,369 (US$346,860) was recorded as the Prepaid expenses and other current assets, net.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Loans payable – shareholders

As of December 31, 2023 and as of December 31, 2024, loans payable to shareholders consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Huang Jianhong	Loan	-	658,000	91,536
Jia Xiaohua	Loan	-	1,000,000	139,113
Wang Qing	Loan	-	300,000	41,734
Yi Yu	Loan	-	5,697,800	792,638
Peng ZhongLiang	Loan	-	1,000,000	139,113
Geng Xiaogang (a)	Loan	823,265	-	-
		823,265	8,655,800	1,204,134

(a)	In August 2023, the Group borrowed a two-year loan with total amount of RMB823,265 (US$ 116,236) from Geng Xiaogang. The loan bears an interest of 6%. In September and November 2024, the Group borrowed a total amount of RMB2,712,100 (US$377,288) and RMB4,775,000 (US$ 664,265) from Geng Xiaogang, respectively. These loans all bear a 6% interest rate and are due in November and December 2024, respectively. For the year ended December 31, 2024, the principal and accumulated interest of all loans were fully repaid.

For the year ended December 31, 2024, the Group borrowed a total amount of RMB 16,274,505 (US$2,263,995) with 0~6% interests from five shareholders of the Group (excluding Geng Xiaogang) with one week to 19 months terms. The interest expense on these loans was RMB738,933 (USD$102,795) during the year ended December 31, 2024. For the year ended December 31, 2024, the Group repaid a total of RMB7,618,705 (US$1,059,861) to these shareholders. Subsequent to December 31, 2024, the Group repaid a total of RMB7,240,380 (US$1,007,231) to the shareholders.

Other payable – shareholders

Other payable to shareholders represents the interests on the shareholder loans above and business reimbursement payable to the Group’s shareholders. As of December 31, 2023 and 2024, other payable to shareholders amounted to RMB37,029 and RMB613,820 (US$85,390), respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other payable – shareholders - non-current

As of December 31, 2023 and 2024, other payable to shareholders consisted of the following:

Name	Nature	As of December 31, 2023	As of December 31, 2024
		RMB	RMB	US$
Geng Xiaogang	Dividend	6,225,000	6,225,000	865,979
Jia Xiaohua	Dividend	712,500	712,500	99,118
		6,937,500	6,937,500	965,097

Related party transactions

For the years ended December 31, 2022, 2023 and 2024, the Group had the following material related party transactions:

		For the years ended December 31,
Related Parties	Nature	2022	2023	2024
		RMB	RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	1,386,915	549,714	416,482	57,938
Cargo Link Logistics HK Company Limited	Purchase of logistic services	121,455,797	62,063,334	50,581,355	7,036,525
The other logistics service providers	Purchase of logistic services	-	-	1,005,698	139,906
Shenzhen Feijia Supply Chain Management Co., Ltd	Provided logistic services	2,078,746	196,575	-	-
Shenzhen Oranda Global Logistics Co., Ltd	Provided logistic services	-	-	1,139,001	158,450
The other logistics service customers	Provided logistic services	462,740	-	705,713	98,174
Shenzhen Feijia Supply Chain Management Co., Ltd	Purchase of equipment	441,800	108,407	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Penalty for early termination of lease	-	835,527	-	-
The other logistics service customers	Sales of products and other services	-	4,749	885,180	123,140
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	Rent of offices and warehouses	-	14,469,603	-	-
Key management and their immediate family members	Interest expenses of loans	6,000	30,000	780,985	108,645
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	Interest expenses of loans	-	24,643	99,693	13,869

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CONCENTRATION

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2023 and 2024.

	As of December 31, 2023		As of December 31, 2024
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB	%	RMB	%	US$
A	7,025,390	17.0%	*	*	*
F	*	*	7,668,440	19.7%	1,066,780

*	Represented the percentage below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31, 2022		For the year ended December 31, 2023		For the year ended December 31, 2024
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB		US$
C	117,415,978	18.0%	*	*	*	*	*
B	73,423,394	11.3%	*	*	*	*	*
D	*	*	61,254,669	12.3%	71,512,406	12.7%	9,948,306
E	*	*	60,840,708	12.2%	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2023 and 2024.

	As of		As of
	December 31, 2023		December 31, 2024
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB	%	US$
Cargo Link Logistics HK Company Limited	6,248,193	13.5%	*	*	*
B	9,302,019	20.0	16,125,748	36.1%	2,243,301
C	6,801,207	14.6	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31, 2022		For the year ended December 31, 2023		For the year ended December 31, 2024
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB	%	US$
C	*	*	*	*	142,838,247	24.8%	19,870,659
D	122,901,742	20.0%	*	*	*	*	*
Cargo Link Logistics HK Company Limited	121,455,797	19.8%	62,063,334	12.1%	*	*	*
E	*	*	60,165,266	11.7%	*	*	*
F	*	*	56,607,369	11.0%	*	*	*

*	Represented the percentage below 10%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. COMMITMENTS AND CONTINGENCIES

The Group has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. The Company has not entered into any derivative contracts that are indexed to the company’s shares and classified as shareholder’s equity or that are not reflected in the Company’s consolidated financial statements. Furthermore, the Group does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

The following table sets forth the Group’s contractual obligations as of December 31, 2024:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB
Operating lease payments	2,957,100	908,160	854,757	1,194,183
Bank borrowings	10,497,682	10,497,682	-	-
Loan from related parties	2,233,700	2,233,700	-	-
Loan from shareholders	8,655,800	8,655,800	-	-
Total	24,344,282	22,295,342	854,757	1,194,183

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

22. Business Combination

Qingdao Oranda Supply Chain Management Co., Ltd.

In January 2024, the Group acquired a 51% stake in Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”), a company based in Qingdao, Shandong. Oranda offers comprehensive logistics services including cargo identification, transportation, warehousing, customs clearance, and insurance. The purchase price is contingent on Oranda’s performance, with a mix of cash and the Group’s Class A ordinary shares to be paid in 2027, based on Oranda’s average net profit until December 31, 2026. On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of Oranda, which lead a RMB 416,179 (US$ 57,840) reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

Shenzhen Jiniu International Logistics Co., Ltd.

In January 2024, the Group acquired a 51% stake in Shenzhen Jiniu International Logistics Co., Ltd. (“Jiniu”), located in Shenzhen. Focusing on supply chain management and logistics services, particularly for the Middle East trade lane, Jiniu offers a range of services from cargo transportation to technology export. The acquisition closed on January 15, 2024 and the Company obtained control of 51% of Jiniu equity interest. The final purchase price will be determined by Jiniu’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on Jiniu’s average net profit until the end of 2026. The net assets of Jiniu was negative RMB 19,755 (US$2,748) at the time of acquisition. Jiniu incurred a net loss of RMB412,124 (US$57,332) from the date of acquisition to December 31, 2024. These amounts are considered insignificant to the Group’s net assets as of December 31, 2024 and net losses for the year ended December 31, 2024; therefore, no pro forma information of Jiniu are presented.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  Business Combination (Cont.)

HYTX warehouse Inc.

In April 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”), a logistics company headquartered in California, U.S.A. The final purchase price will be determined by HYTX’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on HYTX’s average net profit until the end of 2026. The net assets of HYTX was negative RMB11,960 (US$1,732) at the time of acquisition.

The transactions were accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Based on financial statements of the companies above at the time of the acquisition, the fair value of these entities at the time of acquisition was considered immaterial. The Group made a forecast for next three years (up to December 2026) of Jiniu based on its historical performance, and as a result, there is high possibility that it will not reach the minimum required net income amount for receiving any consideration. Thus, the Group concluded that the consideration for this acquisition is nil.

The contingent payment is more like an incentive to the selling shareholders for transferring their resource into the new companies to achieve long term growth of the companies, which should recognized as the compensation.

An award based on a fixed dollar amount is a liability in accordance with ASC 480-10-25-14. Liability classification is also appropriate for an award that has several possible fixed dollar amount settlements that are not solely or predominantly based on the value of the company’s shares. The compensation for the selling shareholders is calculated based on the average net income for the next three years (up to December 2026), so it should be accounted for as a liability award with a performance condition. The monetary value of the purchase price only fluctuates based on changes in average net income for the next three years, not stock price. Expense would not be recognized until achievement of one of the performance targets is deemed probable. The expense to be recognized would be based on the Group’s best estimate of the ultimate outcome at the end of each reporting period. Once the number of shares are issued, the award would be reclassified to equity.

Based on the Group’s forecast for next three years (up to December 2026) of Jiniu and HYTX based on their historical performance, there is high possibility that they will not reach the minimum required net income amount for receiving any consideration. Therefore, no expenses or liabilities were recorded as of December 31, 2024.

On March 18, 2025, the Group and HYTX agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of HYTX. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

HK(FASTFLY) International Logistics Co., Limited

In April 2024, the Group acquired a 51% stake in HK(FASTFLY)International Logistics Co.,Limited (“FASTFLY”) with no consideration. Jiniu’s 49% shareholder acquired 49% of FASTFLY with no consideration. FASTFLY will deal with overseas orders for Jiniu. The net assets of FASTFLY was negative RMB14,937 (US$2,078) at the time of acquisition. FASTFLY incurred a net loss of RMB12,877 (US$1,791) from the date of acquisition to December 31, 2024.

23. BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows, the effect of warrants was excluded from the computation of diluted net income / (loss) per share for the years ended December 31, 2022, 2023 and 2024, as its effect would be anti-dilutive:

	For the Years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Net Income attributable to the Jayud Global Logistics Limited’s ordinary shareholders	3,888,723	(72,576,740)	(49,570,199)	(6,895,861)
Denominator:
Weighted average number of Ordinary Shares	18,071,233	20,924,500	29,085,753	29,085,753
Net loss per Ordinary Share – basic and diluted	0.22	(3.47)	(1.70)	(0.24)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

24. SUBSEQUENT EVENTS

On December 2, 2024, JYD HQ entered into a three-year revolving credit agreement with China Construction Bank Corporation Shenzhen Branch in the total amount of RMB4,000,000 (US$556,452) with an interest rate of 3.1%. The loan was guaranteed by the shareholders of the Group (Geng Xiaogang and Jia Xiaohua). No cash was withdrawn under this agreement for the year ended December 31, 2024. Subsequent to December 31, 2024, RMB4,000,000 (US$556,452) was withdrawn and outstanding.

On January 3, 2025, JYD NJWL entered into a loan agreement with Industrial and Commercial Bank of China in the total amount of RMB4,700,000 (US$653,831) with an interest rate of 3.1%. The loan was guaranteed by JYD WLKJ, the legal representative of JYD NJWL and his wife. The loan is due on January 3, 2026.