Form 20-F
period 2025-12-31
Jayud Global Logistics Ltd
filed 2026-04-20
CIK 1938186

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _________

For the transition period from _________to _________

Commission file number: 001-41656

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

Nanwan Street, Longgang District

Shenzhen, China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.005 per share	JYD	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were 3,165,708 Class A ordinary shares and 108,192 Class B ordinary shares, par value US$0.005 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all information in this annual report reflects the following:

●

“amended and restated memorandum and articles of association” refers to the fourth amended and restated memorandum and articles of association of the Company adopted by a special resolution passed at the meeting of the holders of Class A Ordinary Shares and annual general meeting of shareholders of the Company held on May 5, 2025 (the “AGM”) and effective upon the Share Consolidation and Increase of Share Capital (each as defined in the minutes of the AGM);

●	“CAC” refers to the Cyberspace Administration of China;

●	“CAGR” refers to compound average growth rate;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“China” or the “PRC”, in each case, refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report. When used in the case of laws and regulations, of “China” or “the PRC”, it refers to only such laws and regulations of mainland China;

●	“Class A ordinary shares” refer to our class A ordinary shares, par value US$0.005 per share;

●	“Class B ordinary shares” refer to our class B ordinary shares, par value US$0.005 per share;

●	“EIT” refers to enterprise income tax;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“ordinary shares” or “shares” refer to our Class A ordinary shares and Class B ordinary shares of par value US$0.005 per share;

●	“R&D” refers to research and development;

●	“RMB” and “Renminbi” refer to the legal currency of mainland China;

●	“SEC” refers to the Securities and Exchange Commission;

●	“sq.m” refers to square meter;

●	“US$” and “U.S. dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” and “our” refer to Jayud Global Logistics Limited, a Cayman Islands exempted company and its subsidiaries.

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

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the integrated logistics industry in China;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our bases of customers;

●	our plans to invest in our products and services;

●	competition in our industries; and

●	developments in government policies and regulations relating to our industry.

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

Permissions Required from the PRC Authorities for Our Operations and Overseas Securities Offerings

Our operations in China are governed by PRC laws and regulations. We are required to obtain certain licenses, permits and approvals from relevant governmental authorities in China in order to operate our business. As of December 31, 2025, as advised by our PRC counsel, PacGate Law Group, we had obtained the licenses, permits and registrations from the PRC government authorities that are material and necessary for our business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Our Business and Industry— Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business, financial condition and results of operations, and any requirement of approvals or permits in connection with our future offering of securities could cause our operations and financial conditions to be materially adversely affected, our ability to offer securities to investors to become significantly limited or completely hindered, and the securities being offered to substantially decline in value and become worthless.”

On November 14, 2021, the CAC issued the Administrative Regulations of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Security Regulations, which provide that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Management (“Data Security Management Regulations”), which came into effect on January 1, 2025. On December 28, 2021, the CAC, together with other twelve PRC regulatory authorities, jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. According to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services are subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that an internet platform operator who possesses personal information of more than one million users shall apply for a cybersecurity review before any public offering in a foreign country, and the relevant governmental authorities may initiate a cybersecurity review if they consider that the relevant network products or services or data processing activities affect or may affect national security. As of December 31, 2025, we had not received any notice that we are a critical information infrastructure operator from any government authority, nor had we received any request from the CAC to undergo a cybersecurity review. However, in connection with any future overseas capital markets activities, we cannot assure you that we will not be required to undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by mainland China authorities. To the extent such requirements are or become applicable, we cannot assure you that we would be able to comply with them. For more detailed information, see “— D. Risk Factors — Risks Related to Doing Business in China — We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.”

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

Our current auditor, Enrome LLP (“Enrome”), and prior auditor Marcum Asia CPAs LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and is not subject to the determinations announced by the PCAOB on December 16, 2021. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC by then, we may be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act, and the value of our Class A ordinary shares may significantly decline or become worthless. For details, see “— D. Risk Factors — Risks Related to Doing Business in China — The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.”

Selected Financial Data

The following selected consolidated statements of loss and comprehensive loss data for the years ended December 31, 2023, 2024 and 2025, selected consolidated balance sheets data as of December 31, 2024 and 2025, and selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

The following table presents our selected consolidated statements of loss and comprehensive loss data for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Selected Consolidated Statements of Loss and Comprehensive Loss Data:
Revenues	497,868,200	565,273,477	600,775,492	85,473,408
Cost of revenues	(513,738,832)	(576,442,434)	(580,648,085)	(82,609,845)
Gross (loss) / profit	(15,870,632)	(11,168,957)	20,127,407	2,863,563
Operating expenses:
Selling expenses	(11,943,136)	(7,906,030)	(11,518,965)	(1,638,824)
(Provision for) / reversal of credit losses	(18,216,749)	(9,450,681)	1,189,516	169,235
Impairment charges on long-lived assets	(5,648,685)	-	(2,688,244)	(382,461)
Lease termination (loss) / gain	(478,933)	1,945,824	99,388	14,140
Share-based compensation expenses	-	-	(14,005,587)	(1,992,600)
General and administrative expenses	(26,202,413)	(24,456,958)	(30,047,302)	(4,274,884)
Research and development expenses	(1,394,072)	(1,079,023)	(846,054)	(120,370)
Total operating expenses	(63,883,988)	(40,946,868)	(57,817,248)	(8,225,764)
Operating loss	(79,754,620)	(52,115,825)	(37,689,841)	(5,362,201)
Other income/(expenses):
Other (expenses) / income, net	(931,896)	1,166,476	(486,629)	(69,234)
Foreign exchange (loss) / gain, net	(1,401,573)	(2,914,296)	152,516	21,699
Financial expenses, net	(995,245)	(2,609,622)	(220,339)	(31,348)
Total other expenses, net	(3,328,714)	(4,357,442)	(554,452)	(78,883)
Loss before income tax benefit	(83,083,334)	(56,473,267)	(38,244,293)	(5,441,084)
Income tax benefit	2,807,990	536,227	446,797	63,567
Share of income / (loss) of equity method investees, net of tax of nil	-	427,493	(41,897)	(5,961)
Net loss	(80,275,344)	(55,509,547)	(37,839,393)	(5,383,478)
Foreign currency translation adjustment, net of tax	(1,360,107)	729,497	(3,851,418)	(547,948)
Total comprehensive loss	(81,635,451)	(54,780,050)	(41,690,811)	(5,931,426)

The following table presents our selected consolidated balance sheets data as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash	36,996,422	38,554,840	5,485,266
Accounts receivable, net	38,696,583	67,466,586	9,598,592
Prepaid expenses and other current assets, net	33,915,774	48,181,557	6,854,877
Prepaid expenses and other current assets - related parties	6,696,004	6,426,947	914,373
Other receivable - related parties	20,273,420	12,315,486	1,752,146
Long term investments	20,633,148	19,446,437	2,766,680
Property and equipment, net	15,657,880	14,656,085	2,085,148
Intangible assets, net	2,086,712	5,486,877	780,628
Operating right-of-use assets, net	1,881,535	5,838,296	830,625
Total assets	184,365,871	226,403,414	32,210,821
Short-term borrowings	10,497,682	22,203,903	3,158,989
Loans payable - shareholders	8,655,800	-	-
Accounts payable - third parties	44,452,581	30,892,306	4,395,104
Accounts payable - related parties	242,734	8,179,282	1,163,681
Contract liabilities	4,080,621	24,067,058	3,424,064
Accrued expenses and other current liabilities	12,084,446	14,541,974	2,068,913
Taxes payable	11,698,309	14,418,114	2,051,291
Long-term borrowing	-	4,000,000	569,087
Operating lease liabilities – non-current	1,898,004	4,403,452	626,487
Total liabilities	104,997,426	132,742,917	18,885,574
Total shareholder’s equity	79,368,445	93,660,497	13,325,247

The following table presents our selected consolidated cash flows data for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(44,222,478)	(97,447,783)	(35,957,112)	(5,115,683)
Net cash used in investing activities	(4,444,392)	(573,683)	(6,177,854)	(878,934)
Net cash provided by financing activities	48,191,764	108,223,798	46,963,931	6,681,642
Effect of foreign exchange rate changes	(1,360,107)	292,551	(3,374,036)	(480,030)
Net (decrease) / increase in cash and restricted cash	(1,835,213)	10,494,883	1,454,929	206,995
Cash and restricted cash at beginning of year	28,440,241	26,605,028	37,099,911	5,278,271
Cash and restricted cash at end of year	26,605,028	37,099,911	38,554,840	5,485,266

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Related to Our Business and Industry

●	Our business and growth are significantly affected by the development of international commerce and the e-commerce industry, as well as macroeconomic and other factors that affect demand for supply chain solutions and logistics services, in China and globally.

●	Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

●	We face intense competition which could adversely affect our results of operations and market share.

●	We face risks associated with the items we deliver and the contents of shipments and inventories handled through our logistics networks, including real or perceived quality or health issues with the products that are handled through our logistics networks, and risks inherent in the logistics industry, including personal injury, product damage, and transportation-related incidents.

●	We may be exposed to credit risks in relation to defaults from customers.

●	Our historical results of operations and financial performance are not indicative of future performance.

●	If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

●	Our strategies and expansion plans may require a significant amount of capital, and the actual capital requirements may be different from what we anticipate. We may seek equity or debt financing to finance all or a portion of such capital expenditures. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects will be materially adversely affected.

●	Failure to successfully implement our business strategy, effectively respond to changes in market dynamics and satisfactorily meet customer demand will cause our future financial results to suffer.

●	We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

●	We may fail to successfully enter necessary or desirable strategic alliances or make acquisitions or investments, and we may not be able to achieve the anticipated benefits from these alliances, acquisitions or investments we make.

●	We rely on service providers, such as air, ocean and ground freight carriers, and if they become financially unstable or have reduced capacity to provide services because of pandemics, such as COVID-19, it may adversely impact our business and operating results.

●	Our business may be affected by fluctuations in China’s road transportation market.

●	Any disruption to the operation of the warehousing and logistics facilities operated by us or other third-party transportation companies and couriers that facilitate our logistics services, or to the development of new warehousing and logistics facilities, could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to utilize our container depots and warehouses effectively, our business and results of operations may be adversely affected.

●	We may be unable to obtain adequate amount of cargo space to meet our customers’ needs.

●	We use third parties in some aspects of our operations and failure to maintain positive relationships with them could have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to manage the expansion of our logistics infrastructure successfully, our business prospects and results of operations may be materially and adversely affected.

●	We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

●	If our customers reduce their expenditure on third-party supply chain solutions and logistics services or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

●	If we fail to cost-efficiently attract new customers to use our solutions and services, or to maintain relationships with existing customers, our business and results of operations could be adversely affected.

Risks Related to Doing Business in China

●	Change in China’s economic, political or social conditions, laws, regulations or governmental policies could have a material adverse effect on our business, financial conditions and results of operations.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of laws, and sudden or unexpected changes of PRC laws and regulations with little advance notice could adversely affect us and limit the legal protections available to you and us, and the Chinese government may exert more oversight and control over offerings that are conducted overseas, which changes could materially hinder our ability to offer or continue to offer our securities, and cause the value of our securities to significantly decline or become worthless.

●	The Chinese government has substantial oversight and influence over the manner in which we must conduct our business and may intervene or influence our operations at any time, which actions could impact our operations materially and adversely, and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	The PCAOB had historically been unable to inspect auditors in mainland China and Hong Kong in relation to their audit work. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in these jurisdictions and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report by then, our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act, and such delisting or the threat of delisting may materially and adversely affect the value of your investment.

●	The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

●	We may be liable for improper use or appropriation of personal information provided directly or indirectly by our customers or end users.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within Hong Kong.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may subject us to penalties or liabilities.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions.

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws. In addition, any failure to comply with PRC regulations with respect to registration requirements for offshore financing may subject us to legal or administrative sanctions.

●	We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the PRC overseas investment regulations.

Risks Related to the Class A Ordinary Shares

●	The trading price of our Class A ordinary shares has been and will likely continue to be volatile, which could result in substantial losses to investors.

●	We are subject to a pending securities class action lawsuit that could adversely affect our business and financial condition.

●	The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares, the market price for our Class A ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

●	Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

●	Our amended and restated memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. This could limit the ability of holders of our Class A ordinary shares or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, and potentially others.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

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

We generated revenues of RMB497.9 million, RMB565.3 million and RMB600.8 million (US$85.5 million) in 2023, 2024, and 2025 and gross loss of RMB15.9 million and RMB11.2 million in 2023 and 2024, respectively, and a gross profit of RMB20.1 million (US$2.9 million) in 2025. Although our business has grown rapidly, our historical results of operations and financial performance may not be indicative of our future performance. In addition, we cannot assure you that we can continue to operate under our existing business models successfully. As the market and our business evolve, we may modify our operations, data and technology, sales and marketing, solutions and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We expect our expenses to continue to increase in the future as we expand our business. Our expenses may grow faster than our revenue, and our expenses may be greater than we expected. We cannot assure you that we will be able to achieve similar results or grow at the same speed as we did in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as a company in its ramp-up stage of development and operating in emerging and dynamic industries, including, among other factors, our ability to attract and retain customers; our ability to create value for participants in our ecosystem and increase monetization; our ability to navigate in the evolving regulatory environment; our ability to provide high-quality and satisfactory services; our ability to build up our reputation and promote our brand; and our ability to anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to collect our receivables from our existing customers, our results of operations and cash flows could be adversely affected.

Our business depends on our ability to successfully collect payment from our customers of the amounts they owe us for our services. As of December 31, 2025, we had accounts receivable from third parties and related parties recorded at RMB89.8 million (US$12.8 million), of which RMB22.4 million (US$3.2 million) was allowanced, accounting for approximately 24.9% of our total accounts receivable. We establish an allowance for doubtful accounts based upon estimates, historical experience and other factors surrounding the credit risk of specific customers. However, actual losses on customer receivables balance could differ from our anticipation and as a result we might need to adjust our allowance. There is no guarantee that we will accurately assess the creditworthiness of our customers. Macroeconomic conditions, including related turmoil in the global financial system, could also result in financial difficulties for our customers, including limited access to the credit markets, insolvency or bankruptcy, and as a result could cause customers to delay payments to us, requesting modifications to their payment arrangements that could increase our receivables balance or default on the payment obligations to us. As a result, an extended delay or default in payment relating to a significant account will have a material and adverse effect on the aging schedule and turnover days of our accounts receivable. If we are unable to collect our receivables from our customers, our results of operations and cash flows could be adversely affected.

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

As of December 31, 2025, we had two self-operated warehouses: one located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 20,636 sq. m and the other one located in Nantong of Jiangsu province, with an aggregate GFA of approximately 3,200 sq. m. As of the same date, we had the rights to use one third-party warehouses located in Yiwu of Zhejiang province, with an aggregate GFA of approximately 3,904 sq. m., a customs terminal service site located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 12,810 sq. m., and a facility for drone training operations located in Shenzhen of Guangdong province, with a total GFA of approximately 576 sq. m. Also we own 95% of the interests in a 28,320 sq.ft. warehouse and the related land located in Houston, Texas through acquisition of 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”) in October 2024. As of December 31, 2025, we have 20% of the equity interest in HYTX Warehouse No.3 LLC, which operates an approximate 69,000-square-foot warehouse located in California and 49% of the equity interest in HYTX Warehouse No.10 LLC, which operates an approximate 43,000-square-foot warehouse located in California. We had one self-operated warehouse located in California with an aggregate GFA of 49,000 sq. ft.. In February 2026, we signed a three- year lease for a 120,000-square-foot warehouse located in California. See “Item 4. Information on the Company—B. Business Overview—Freight Forwarding Services—Warehousing Services.” Natural disasters or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, environmental pollution, earthquakes, terrorist attacks and wars, as well as changes in governmental planning for the land underlying these facilities, could destroy any inventory located in these facilities and significantly impair our business operations. We may not be able to identify suitable replacement warehousing and logistics facilities that meet our requirements in a timely manner, should any of the foregoing occur.

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

As of December 31, 2025, we had two self-operated warehouses: one located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 20,636 sq. m and the other one located in Nantong of Jiangsu province, with an aggregate GFA of approximately 3,200 sq. m. As of the same date, we had the rights to use one third-party warehouses located in Yiwu of Zhejiang province, with an aggregate GFA of approximately 3,904 sq. m., a customs terminal service site located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 12,810 sq. m., and a facility for drone training operations located in Shenzhen of Guangdong province, with a total GFA of approximately 576 sq. m. Also we owns 95% of the interests in a 28,320 sq.ft. warehouse and the related land located in Houston, Texas through acquisition of 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”) in October 2024. As of December 31, 2025, we have 20% of the equity interest in HYTX Warehouse No.3 LLC, which operates an approximate 69,000-square-foot warehouse located in California and 49% of the equity interest in HYTX Warehouse No.10 LLC, which operates an approximate 43,000-square-foot warehouse located in California. We had one self-operated warehouse located in California with an aggregate GFA of 49,000 sq. ft.. In February 2026, we signed a three- year lease for a 120,000-square-foot warehouse located in California. We plan to establish larger, custom-designed warehouses to increase our storage capacity and to restructure and reorganize our logistics workflow and processes. We also plan to establish more warehouses in additional counties and districts to further enhance our service capacity and distribution network. As we continue to add logistics and warehouse capability, our logistics network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to set up warehouses or lease suitable facilities on commercially acceptable terms or at all. Moreover, the order volume in those less developed areas may not be sufficient to allow us to operate our own delivery network in a cost-efficient manner. We may not be able to recruit a sufficient number of qualified employees in connection with the expansion of our logistics infrastructure. In addition, the expansion of our logistics infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected. Even if we manage the expansion of our logistics infrastructure successfully, it may not give us the competitive advantage that we expect if improved logistics services become widely available at reasonable prices to our existing and potential customers, such as large retailers, in China.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations.

Certain of our businesses depend significantly on a limited number of key customers. For the years ended December 31, 2023, 2024 and 2025, revenues generated from our five largest customers in terms of contract amount accounted for approximately 42.3%, 32.6% and 31.7% of our total revenues, respectively. Our contracts with these key customers are generally renewed year-by-year. No other client accounted for more than 10% of revenues. Due to the concentration of revenues from a limited number of customers, if we do not receive the payments expected from any of these key customers, our revenue, financial condition and results of operations will be negatively impacted. In addition, we cannot assure that any of our customers in the future will not cease purchasing services or products from us in favor of services or products from our competitors, significantly reduce orders or seek price reductions in the future, and any such event could have a material adverse effect on our revenue, profitability, and results of operations.

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

The success of our business depends in part on our ability to cost-effectively attract and retain new customers and increase engagement of existing customers by providing additional solutions and services. For the years ended December 31, 2023, 2024 and 2025, our total number of customers were 1841, 1960 and 1701, respectively. We believe that our selling and marketing efficiency, consistent and reliable services and rapid responses to changing customer preferences have been critical in promoting awareness of our services, which in turn drive customer growth and engagement. However, if our promotional activities and marketing strategies do not work efficiently, we cannot maintain our selling and marketing expenses at a reasonable level.

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

Our business requires a considerable number of personnel. For the years ended December 31, 2023, 2024, and 2025, our labor costs comprised 5.1%, 4.4% and 4.5% of our total operating expenses and cost of revenue for the same periods, respectively. Any failure to retain stable and dedicated labor by us may lead to disruptions to or delays in our services. We sometimes hire additional or temporary workers, in particular logistics and delivery personnel, during peak periods of e-commerce activities. We have observed an overall tightening labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salaries, social benefits and employee headcounts and we may also face seasonal labor shortages. We may compete with other companies for labor, and we may not be able to offer competitive salaries and benefits compared to what other companies do.

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

Armed conflict in the Middle East, disruptions to energy infrastructure and shipping lanes, and related volatility in energy and tanker markets could materially and adversely affect our business, financial condition and results of operations.

In March 2026, war broke out in the Middle East involving Iran, the United States and Israel. The conflict included strikes by Iran on energy infrastructure in a number of other Middle Eastern countries, disruption of shipping in the Persian Gulf and a substantial closure of the Strait of Hormuz. These events resulted in a sharp increase in oil prices and concerns that supplies of crude oil and petroleum products could be significantly constrained for an extended period. Although a two-week cease fire in the war between Iran and the United States and Israel was announced on April 7, 2026, the impact of this temporary cease fire remains uncertain, including whether it will hold, be extended or fail to reduce the conditions that had supported elevated energy prices and high charter rates following the outbreak of the war. As a logistics company, our business may be adversely affected by these developments and by any continuation, escalation or recurrence of hostilities in the region. Any substantial or prolonged disruption in the Persian Gulf or the Strait of Hormuz could reduce cargo availability, alter established shipping routes, increase voyage distances, create congestion and delays, and require us to suspend, reroute or terminate voyages. Such events could also lead to asset impairments, increased working capital requirements, difficulties in obtaining or maintaining financing on acceptable terms, and increased volatility in our operating results. Because the duration, scope and ultimate consequences of the conflict and cease fire are highly uncertain, the adverse impact on our business, financial condition and results of operations could be material.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of management’s preparation and our independent registered public accounting firm’s auditing our consolidated financial statements for the year ended December 31, 2025, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in standards established by the Public Company Accounting Oversight Board (“PCAOB”), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management.

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

We cooperate with third-party suppliers and partners in China to provide goods for our international trading business and agent services related to export and import business, and such third-party suppliers and partners will issue corresponding value-added tax (“VAT”) invoices for such goods. In accordance with relevant PRC tax laws and regulations, for our export of the above purchased goods, we would file the corresponding export transactions and submit the VAT invoices issued by these third-party suppliers and other documents required to local competent tax authorities to apply for VAT exemptions and refunds. However, if the VAT invoices we submit to tax authorities for tax exemption and refund purposes are falsified or forged by any supplier or partner in violation of the PRC tax laws and regulations, the tax authorities may decide that the corresponding export transactions we filed for tax exemption and refund purposes are ineligible for VAT exemption and refund under applicable laws and regulations, thereby subjecting such transactions to VAT assessments. As a result, we will be required to recover and pay all exempted or refunded VAT, or even potential late payment and other penalties if stipulated by applicable tax regulations. Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”), one of our PRC subsidiaries, received certain Tax Matter Notices from local tax authorities in Shenzhen in early 2025 and 2026, requesting JYD SM to provide certain accounting records and other documents for inspection and recover certain refunded and exempted VAT incurred during the fiscal years of 2018 and 2021 due to the finding that the VAT invoices issued by certain third-party supplier are forged. As of the date of this annual report, the total amount of the taxable payments involved is approximately RMB13.3 million (approximately US$1.9 million). Currently, JYD SM is coordinating with the tax authorities to properly resolve this matter, and such matter is not expected to have any material impact on the Company’s ordinary business operations.

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

Our current auditor, Enrome LLP (“Enrome”), and prior auditor Marcum Asia CPAs LLP, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, have been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards, and is not subject to the determinations announced by the PCAOB on December 16, 2021. Enrome is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome is still awaiting the results of the inspection as of the date of this Annual Report. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong.

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

Our Class A ordinary shares have recently experienced extreme price and volume volatility. Over the past year, our share price has undergone periods of rapid appreciation followed by substantial and sudden declines. For example, the closing price of our shares was $7.97 on April 1, 2025 with approximately 7 million shares traded. On April 2, 2025, our stock traded as low as $0.35 with approximately 45.8 million shares traded. By contrast, our stock closed at $3.63 per share on March 3, 2025. To our knowledge, there have been no material changes to our financial condition, results of operations, or business fundamentals that would explain such extreme fluctuations in our stock price. We believe this volatility is not attributable to our operating performance or industry conditions. This disconnect between our share price and our actual business performance may expose investors to significant risk, particularly if the market price declines sharply without a corresponding change in our business. Investing in our shares under these conditions involves substantial risk, including the potential for rapid and significant losses.

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

We are subject to a pending securities class action lawsuit, and we may become subject to additional legal proceedings that could adversely affect our business, financial condition, and results of operations.

On November 20, 2025, a putative securities class action was filed against us in the United States District Court for the Southern District of New York, Case No. 1:24-cv-09662 (the “Lawsuit”). The Lawsuit names the Company and certain of its directors and officers, as well as our former audit firm, Marcum Asia CPAs LLP, as defendants. The Lawsuit is purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in our filings with the U.S. Securities and Exchange Commission. The Lawsuit asserts violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder.

Securities class action litigation may result in substantial costs and divert our management’s attention and resources, which could harm our business. Any adverse determination in the Lawsuit or similar litigation could require us to pay significant monetary damages and could harm our reputation. We cannot predict the outcome of the Lawsuit or estimate the range of potential loss, if any, that could result from an adverse judgment. We may also become subject to additional litigation or legal proceedings in the future, including stockholder derivative suits or additional securities class actions. Such litigation could be time-consuming and expensive to defend, and could result in the diversion of time and attention by our management and in substantial damages, settlement costs, or judgments against us. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations, and the trading price of our Class A ordinary shares.

The dual-class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the IPO, which will limit your ability to influence the outcome of important transactions, including a change in control.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company. As of the date of this annual report, our issued and outstanding share capital consists of 3,165,708 Class A ordinary shares and 108,192 Class B ordinary shares. As of the date of this report, our founder and chief executive officer, Mr. Xiaogang Geng is the only shareholder who owns all our issued and outstanding 108,192 Class B ordinary shares and owns approximately 41.4% of our total voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of voting power, Mr. Xiaogang Geng, individually or together, may be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our memorandum and articles of association and any merger or other major corporate transactions that require shareholder approval, or may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may, by changing the directors of the Company, have the ultimate effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holder of Class B ordinary shares may result in those shares converting into Class A ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Our amended and restated memorandum and articles of association generally do not prohibit us from issuing additional Class B ordinary shares, and any future issuance of Class B ordinary shares may be dilutive to Class A ordinary shareholders.

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

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have a history of substantial doubt about the Group’s ability to continue as a going concern.

The Group has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the consolidated financial statements were available to be issued.

The Group has incurred a net loss of RMB55,509,547 with negative operating flows of RMB97,447,783 for the year ended December 31, 2024. As of December 31, 2024, there is accumulated deficit of RMB126,955,513. The Group has net working capital of RMB44,211,654 as of December 31, 2024. The Group has funded its operations and capital needs primarily through the net proceeds received from issuance of new shares, loans from banks, shareholders and related parties. During the year ended December 31, 2024, the Group obtained proceeds of approximate RMB123.4 million from equity financing and approximate RMB62.9 million from debt financing.

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

For the year ended December 31, 2025, the Group incurred a net loss of RMB37,839,393 (US$5,383,478) and experienced negative operating cash flows of RMB35,957,112 (US$5,115,683). As of December 31, 2025, the Group had an accumulated deficit of RMB162,556,362 (US$23,127,186). These conditions initially raised substantial doubt about the Group’s ability to continue as a going concern.

As of December 31, 2025, the Group had net working capital of RMB59,330,025 (US$8,440,988) and cash and cash equivalents of RMB38,554,840 (US$5,485,266). During the year ended December 31, 2025, the Group received approximately RMB40.2 million (US$5.7 million) from equity financing and approximately RMB41.4 million (US$5.9 million) from debt financing. Subsequent to December 31, 2025, on March 13, 2026, the Group entered into a share purchase agreement with certain accredited investors to issue and sell 5,025,000 Class A ordinary shares at US$1.34 per share in a registered direct offering, resulting in gross proceeds of approximately RMB47.3 million (US$6.73 million), before deducting related offering expenses.

In addition, management intends to continue implementing measures to improve liquidity and operating performance, including: (1) expanding the customer base and strengthening credit management in freight forwarding and supply chain management operations; (2) improving profitability through more restrictive vendor controls; (3) strictly controlling and reducing general and administrative expenses; (4) obtaining financing from certain shareholders in the form of long-term loans; (5) obtaining additional equity financing through the issuance of new shares; and (6) seeking additional credit facilities.

Based on management’s evaluation of the conditions existing as of December 31, 2025, together with the expected effectiveness of completed and planned financing actions, management has concluded that the Group has sufficient liquidity to meet its obligations as they become due for a period of at least one year from the date the consolidated financial statements are available to be issued. Accordingly, management has determined that the substantial doubt about the Group’s ability to continue as a going concern has been alleviated as of December 31, 2025.

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

In August 2024, we set up Ezhou Jayud Logistics Technology Co., Ltd (“JYD Ezhou”), a subsidiary wholly owned by JYD HK. In September 2024, JYD Ezhou set up Ezhou Jayud International Logistics Co., Ltd. (“ Ezhou GJHY”) with a non-controlling shareholder, acquiring a 51% equity interest in Ezhou GJHY.

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

On May 14, 2025, The Company received a government subsidy of RMB 30,258,086 (approximately USD 4.2 million) from the Shenzhen Transportation Bureau.

Effective as of June 30, 2025, the Company dismissed Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm and appointed Enrome LLP as its auditor for the financial year ending on December 31, 2025.

On June 30, 2025, the board of directors of the Company, acting in accordance with applicable provisions of the Company’s memorandum and articles of association, as currently in effect, removed Alan Tan Khim Guan from serving as the Co-Chief Executive Officer of the Company, effective immediately, and appointed him as the Head of Southeast Asia Business of the Company, effective immediately. As the result of these changes, Xiaogang Geng, who previously served as another Co-Chief Executive Officer of the Company, will continue serving the Company as the Chief Executive Officer.

On July 16, 2025, the Company entered into a share purchase agreement with certain accredited investors named therein, pursuant to which the Company agreed to sell and issue 42,857,143 Class A ordinary shares of a par value of US$0.0001 each to the investors at a purchase price of US$0.14 per share, in a registered direct offering of $6 million of its securities. The Company received gross proceeds of $6 million before deducting offering fees and expenses.

On September 9, 2025, the board of directors of the Company, approved a share combination (the “Share Combination”) of the Company’s ordinary shares at a ratio of 50-to-1 so that every 50 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the Share Combination, the authorized share capital of the Company changed from US$50,000 divided into 500,000,000 shares of US$0.0001 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.0001 each, to US$2,500,000 divided into 500,000,000 shares of par value US$0.005 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.005 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.005 each. Nasdaq confirmed the effectiveness of the Share Combination and the new CUSIP number was made eligible.

On July 22, 2024, the directors of the Company approved the 2024 Share Incentive Plan (the “2024 Plan”). On December 19, 2025, the directors of the Company approved the amended and restated plan (the “Amended and Restated 2024 Plan”). The maximum aggregate number of ordinary shares which may be issued under the Amended and Restated 2024 Plan shall be 550,000 (the “Share Reserve”) initially. In addition, the Share Reserve will automatically increase on June 30 of each calendar year, for a period of not more than ten (10) years, beginning on June 30, 2026 and ending on (and including) June 30, 2036 (each, an “Evergreen Date”) in an amount equal to twenty percent (20%) of the total number of shares outstanding on the June 29 immediately preceding the applicable Evergreen Date. On the same date, the Board approved the issuance of an aggregate of 540,000 Class A ordinary shares of the Company to 13 employees, officers, and directors as discretionary bonus shares, in recognition of their contributions and services rendered for the Company’s IPO and recent operations, to create a more direct and fair alignment between executive compensation and the Company’s overall performance, and to achieve compensation at the industry median for listed companies.

On November 20, 2025, a putative securities class action was filed in the United States District Court for the Southern District of New York (the “Court”), Case No. 1:24-cv-09662 (the “Lawsuit”) against the Company and certain of its directors and officers, as well as the Company’s former audit firm, Marcum Asia CPAs LLP. The Lawsuit is purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s filings with the U.S. Securities and Exchange Commission. The Lawsuit asserts violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder.

On March 13, 2026, the Company entered into a share purchase agreement with certain accredited investors named therein, pursuant to which the Company agreed to sell and issue 5,025,000 Class A ordinary shares, par value US$0.005 per share, to the investors at a purchase price of US$1.34 per share, in a registered direct offering. The Company received gross proceeds of approximately $6.73 million to the Company before deducting offering fees and expenses.

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

For the years ended December 31, 2023, 2024 and 2025, our total revenue amounted to RMB497.9 million, RMB565.3 million, and RMB600.8 million (US$85.5 million). For the years ended December 31, 2023, 2024 and 2025, our gross loss amounted to RMB15.9 million and RMB11.2 million, respectively, and gross profits of RMB20.1 million (US$2.9 million), respectively.

We offer a comprehensive range of cross-border supply chain solution services, including: (i) freight forwarding services, (ii) supply chain management, and (iii) other value-added services.

Freight Forwarding Services

Our freight forwarding services primarily comprise (i) integrated cross-border logistics services, (ii) fragmented logistics services, and (iii) chartered airline freight services. For the years ended December 31, 2023, 2024 and 2025, revenues from our freight forwarding services amounted to RMB342.6 million, RMB323.1 million and RMB329.6 million (US$46.9 million), respectively.

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

For the fiscal years ended December 31, 2023, 2024, and 2025, revenues from our contract logistics operation amounted to RMB83.0 million, RMB67.7 million and RMB101.1 million (US$14.4 million), respectively.

Basic Logistics Services

We developed various modularized integrated logistics service offerings based on our in-depth understanding of the demands of a variety of industries, such as cross-border e-commerce, chemical industry, and the retail sector. Principal customers of our basic logistics services, such as owners of e-commerce stores and other small-and-medium-sized enterprises (or the “SMEs”), may easily choose the service module(s) that accommodate their needs. We generally charge our customers of basic logistics services the following: (i) basic service fees, which typically include freight charges, custom brokerage fees, and pickup fees; and (ii) additional service fees, which, depending on the instructions from our customers, may include insurance fees, first-mile pickup and/or last-mile delivery fees and warehousing fees. For the fiscal years ended December 31, 2023, 2024, and 2025, revenues from our basic logistics operation amounted to RMB136.7 million, RMB135.2 million and RMB128.8 million (US$18.3 million), respectively.

Fragmented Logistics Services

We may also be engaged by our customers to provide one or more types of logistics services that only consist part of the entire cross-border cargo delivery process. Such fragmented logistics services primarily include one or a combination of the following: (i) air freight forwarding; (ii) ocean freight forwarding; (iii) overland freight services; and (iv) other fragmented logistics services, such as port and depot services, non-time-definite delivery and coordination services. For the fiscal years ended December 31, 2023, 2024, and 2025, revenues from our fragmented logistics services amounted to RMB91.8 million, RMB101.5 million and RMB72.6 million (US$10.3 million), respectively.

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

We endeavor to ensure that our overland freight services capacity is secured and planned in advance to meet our customers’ requirements. To that end, we maintained a fleet of two self-owned trucks as of December 31, 2025 and have developed sound business relationships with third-party trucking service providers. Furthermore, we have also chartered rail transport to secure stable overland freight service capabilities.

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

Chartered Airline Freight Services

We provide a fixed volume or weight of space capacity on fixed-route air planes for customer transportation. As of December 31, 2025, we had air charter service agreements with a cargo airlines in Jiangsu for Shenzhen-to-Clark, Philippines (CRK) route. This route significantly enhanced the cargo capacity and efficiency between China and the Philippines, also narrowed the distances between cargo and end-markets. For the fiscal years ended December 31, 2023, 2024, and 2025, revenues from our chartered airline freight services amounted to RMB28.2 million, RMB13.5 million and RMB8.4 million (US$1.2 million), respectively.

Warehousing Services

Our customers may use our warehouses as an intermediate stop for an average period of up to three days, and may store goods or inventory in our warehouses for a period ranging from three days to months. As of December 31, 2025, we had one self-operated warehouses located in Shenzhen of Guangdong province, with an aggregate GFA of approximately 20,750 sq. m. As of the same date, we had the rights to use one third-party warehouses located in Yiwu of Zhejiang province, with an aggregate GFA of approximately 1,890 sq. m. Besides, we also provide customers with: (i) labeling services, where we print thermal labels and paste them on the packages as per the customers’ requests; (ii) packaging services, where, in the event of the damaged packaging, we may replace the damaged packaging as per the customers’ requests; and (iii) after-sales reverse logistics services, where we provide replacement and return warehousing to support returns management and other aftersales activities, such as product inspection, refurbishment or disposal. We charge our customers warehousing fees primarily consist of our rental rate for the relevant warehouse, first-mile pickup and/or last-mile delivery fees, and fees for other warehousing services, as applicable. For the fiscal years ended December 31, 2023, 2024, and 2025, revenues from our warehousing services amounted to RMB2.9 million, RMB5.2 million and RMB18.7 million (US$2.7 million), respectively.

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

We have established a global operation nexus to support our business. We own logistic facilities strategically located throughout major transportation hubs in China and globally. As of December 31, 2025, we had established a presence in 7 provinces (including provincial municipalities) in mainland China, such as Shenzhen of Guangdong province, Nanjing of Jiangsu province, Yiwu of Zhejiang province, Tianjin, Ezhou of Hubei province, as well as some major global transportation hubs such as Hong Kong.

Our global freight network covers various major trade lanes across the world, including Asia-North America, Asia-Europe and Intra-Asia trade lines. As of December 31, 2025, our footprints spread across six continents and over 80 countries, such as the United States, India, Indonesia, Thailand, the United Kingdom, EU, etc. .

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

Sales and Marketing

We are engaged by our customers through tendering processes and direct engagements. For the years ended December 31, 2023, 2024, and 2025, revenues generated through tendering processes amounted to approximately RMB62.0 million, RMB67.7 million and RMB89.9 million (US$12.8 million), respectively, accounting for approximately 12.4%, 12.0% and 15.0%, respectively, of the total revenues for the same periods.

We acquire new customers primarily through our sales and marketing personnel, who, through their experience and good rapport with clients, play an instrumental role in creating and expanding the work platform for us. As of December 31, 2025, we had sales and marketing teams in China of 38 employees. We also acquire new customers through marketing activities such as online promotions, participation in trade fairs and functions, as well as forming strategic alliances with government bodies and other businesses such as major e-commerce platforms. Our new customers may also be referrals from our existing customers, which we believe reflects our existing customers’ recognition of our quality of services.

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

Technology, Research and Development

We have a dedicated research and development team responsible for the design and development of our products. As of December 31, 2025, our research and development team consisted of one employee who had experience in the IT industry for more than five years.

For the years ended December 31, 2023, 2024, and 2025, our research and development expenses amounted to RMB1.4 million, RMB1.1 million and RMB0.8 million (US$0.1 million), respectively. Such amounts were primarily expenses in relation to our proprietary IT systems, all of which are internally designed and developed to support efficient operational management and to better serve our customers’ supply chain needs. Each of our proprietary IT systems can integrate with our enterprise resource planning, or ERP, system, providing seamless services while allowing us to achieve better efficiency. Our major types of proprietary IT systems include:

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

Intellectual Property

We seek to protect our intellectual properties through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of December 31, 2025, we had registered 63 registered copyrights, 6 registered domain names, and 4 registered trademarks, including “佳裕达”, “JAYUD GROUP” and “Joyed.”

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

Regulations Relating to Non-Vessel Operating Common Carrier

Pursuant to the Regulations on International Maritime Transport promulgated by the State Council on December 11, 2001 and most recently amended on September 28, 2025 and Implementing Rules for the Regulations on International Maritime Transport promulgated by the Ministry of Transport on January 20, 2003 and most recently amended on November 10, 2023, Non-vessel operating common carriers (“NVOCC”) shall mean carriers that undertake to carry cargo of consignors, issue their own bills of lading or other transport documents, collect freight from the consignors, complete international maritime transport through international shipping operators, and bear carrier liability in the international maritime transport activities undertaken by them. The NVOCC performs the following activities relating to the entrusted cargo and carried out for the purpose of accomplishing such activities, including (1) conclusion of an international cargo transport contract in the capacity of a carrier with a consignor; (2) receipt and delivery of cargo in the capacity of a carrier; (3) issue of bills of lading or other transport documents; (4) collection of transport fees and other remuneration for services rendered; (5) booking of cabin or shipping space and cargo handling with international shipping operators or other transport operators; (6) payment of freight or other transport fees; (7) container de-consolidation and assembly business activities; and (8) other related business activities.

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

Regulations Relating to Import and Export Of Goods

Pursuant to the Foreign Trade Law which was promulgated by SCNPC on May 12, 1994 and was most recently amended on December 27, 2025 and the Administrative Regulations for the Import and Export of Goods which were issued by the State Council on December 10, 2001 and became effective on January 1, 2002 and were most recently amended on March 10, 2024 and became effective on May 1, 2024, certain goods are allowed to be imported into or exported out of China freely while certain goods are prohibited or restricted from being imported into or exported out of China due to their impact on national security, life and health of people, animals or plants, the development of certain domestic industries, or other reasons stipulated in relevant laws and regulations. No one shall import or export goods that are prohibited from being imported into or exported out of China. The import and export of goods that are restricted from being imported into or exported out of China shall be in compliance with relevant restrictive laws and regulations.

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

On June 1, 2017, the Cybersecurity Law of the PRC promulgated in November 2016 by SCNPC became effective. On October 28, this law was amended and the newly amended version will become effective on January 1, 2026. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to one to ten times of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

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

Our corporate headquarters are located in Shenzhen, China. As of December 31, 2025, the aggregate gross floor area of our leased properties was approximate 41,126 sq. m. in China, 49,000 sq. ft. in California, and we owns 95% of the interests in a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. We believe that our existing facilities are generally adequate to meet our current needs, but we may seek additional space as needed to accommodate future growth.

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

For the years ended December 31, 2023, 2024 and 2025, our total revenue increased from RMB497.9 million to RMB565.3 million and further to RMB600.8 million (US$85.5 million), representing year-over-year growth of 13.5% and 6.3%, respectively. Our gross margin improved over the same period. We recorded gross losses of RMB15.9 million and RMB11.2 million for the years ended December 31, 2023 and 2024, respectively, and achieved a gross profit of RMB20.1 million (US$2.9 million) for the year ended December 31, 2025.

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

Our ability to maintain our major customers

For the years ended December 31, 2023, 2024 and 2025, approximately 42.3%, 32.6% and 31.7% of our total revenues, respectively, were generated by our five largest customers of the same periods. While certain service contracts contain options of renewal, there is no assurance that our major customers will continue their business relationships with us, or the revenue generated from dealings with them will be maintained or increased in the future. If we are unable to enter into new service contracts with our customers upon expiry of the current contracts, or there is a reduction or cessation of demands from these customers for whatever reasons and we are unable to enter into service contracts of comparable size and terms in substitution, our business, financial conditions and results of operation may be materially and adversely affected.

Our ability to obtain new customers and to increase our revenue per customer

The number of our customers were 1,841, 1,930 and 1,701 as of December 31, 2023, 2024 and 2025, respectively. In addition, average revenue per customer were RMB270 thousand, RMB293 thousand and RMB353 thousand (US$50.2 thousand) per customer for the years ended December 31, 2023, 2024 and 2025, respectively. Our ability to increase our revenues and our profitability will depend on our ability to continue to increase our customer base and revenue per customer. To achieve this, we strive to increase our marketing efforts such as making more event sponsorship, increasing online and offline advertising advertisements in targeted markets and enhancing the quality and capabilities of our technologies.

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

Impact of Global Inflationary Pressures

We primarily face two types of inflationary pressures: one is inflation-related economic slowdown, and the other is a rise in fuel prices as a result of inflation. Our business is less affected by the first type of inflationary pressure since substantially all of our business operations are in China, where inflation has been stable over the past three years. In 2023, 2024 and 2025, the inflation rate in China was 2.2%, 2.4% and 0.2%, respectively. However, due to global inflation and tensions between Russia and Ukraine in 2022, the prices of fossil fuel have surged and affected the freight forwarding services section which still relies heavily on fossil fuels to power transportation. With higher fuel prices, costs of freight forwarding services will increase and the demand for cross-border logistics services will be adversely affected. But we expect the pressure of high fuel prices to be limited, as we plan to expand warehouse management services to diversify our service lines to mitigate the impact.

Impact of Supply Chain Disruptions

The tensions between Russia and Ukraine in 2022 also gave rise to supply chain disruptions in Europe. Our revenue generated from Europe, primarily from freight forwarding services and supply chain management in aggregate, accounted RMB52.7 million, or 10.6% of total revenue, for the year ended December 31, 2023, and RMB88.0 million, or 15.6% of total revenue, for the year ended December 31, 2024, and RMB46.6 million (US$6.6 million), or 14.0% of total revenue, for the year ended December 31, 2025. Except for the impact of the war in Ukraine, there are no other supply chain disruptions affecting our business.

Key Components of Results of Operations

Revenues

Our revenues consist of (i) revenues from our freight forwarding services, which primarily comprise service fees typically ascertained based on the number of packages, weight, measurement, destination port, types of freight and other special demands; (ii) revenues from our supply chain management, which primarily comprise product revenues and commissions relates to cross-border supply chains; and (iii) revenues from our other valued-added services, which primarily comprise custom brokerage and integrated station and customs services.

A breakdown of our revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	342,582	68.8%	323,111	57.2%	329,564	46,887	54.9%
Integrated cross-border logistics services	219,652	44.1%	202,939	35.9%	229,927	32,712	38.3%
Fragmented logistics services	91,825	18.4%	101,450	18%	72,604	10,329	12.1%
Chartered airline freight services	28,210	5.7%	13,525	2.4%	8,383	1,193	1.4%
Warehouse services	2,895	0.6%	5,197	0.9%	18,650	2,653	3.1%
Supply chain management	152,630	30.7%	238,082	42.1%	264,261	37,597	44.0%
International trading in relation to supply chain management	152,545	30.7%	238,081	42.1%	264,261	37,597	44.0%
Agent services	85	0%	1	0%	-	-	-%
Other value-added services	2,656	0.5%	4,080	0.7%	6,950	989	1.1%
Total revenues	497,868	100%	565,273	100%	600,775	85,473	100.0%

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

A breakdown of our cost of revenues for the years indicated is summarized below:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Freight forwarding	359,959	70%	331,450	57.5%	310,841	44,224	53.6%
Integrated cross-border logistics services	209,070	40.7%	188,065	32.6%	214,225	30,478	36.9%
Fragmented logistics services	121,759	23.7%	116,654	20.2%	70,253	9,995	12.1%
Chartered airline freight services	26,322	5.1%	21,690	3.8%	8,002	1,138	1.4%
Warehouse services	2,808	0.5%	5,041	0.9%	18,361	2,613	3.2%
Supply chain management	151,379	29.5%	241,794	41.9%	264,274	37,599	45.5%
International trading in relation to supply chain management	151,335	29.5%	241,794	41.9%	264,274	37,599	45.5%
Agent services	44	-%	-	-%	-	-	-%
Other value-added services	2,401	0.5%	3,198	0.6%	5,533	787	0.9%
Total cost of revenues	513,739	100%	576,442	100%	580,648	82,610	100.0%

Gross Profit

Our gross profit equals to our revenue less our cost of revenues. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost.

Our breakdown of gross profit by service line for the years indicated is set forth below:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except percentages)
Freight forwarding
Gross (loss) / profit	(17,376)	(8,339)	18,723	2,663
Gross margin	(5.1)%	(2.6)%	5.7%	5.7%
Supply chain management
Gross (loss) / profit	1,251	(3,712)	(13)	(2)
Gross margin	0.8%	(1.6)%	(0.005)%	(0.005)%
Other value-added services
Gross profit	254	882	1,417	202
Gross margin	9.6%	21.6%	20.4%	20.4%
Total
Gross (loss) / profit	(15,871)	(11,169)	20,127	2,863
Gross margin	(3.2)%	(2.0)%	3.4%	3.4%

Operating expenses

Operating expenses include selling expenses, general and administrative expenses, research and development expenses, provision for credit losses, impairment charges on long-lived assets and lease termination gain/(loss). General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees; (iii) share-based compensation expenses, and (iv) other corporate expenses. Our selling expenses mainly consist of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Research and development expenses mainly consist of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities in logistics related software development.

The following table sets forth our operating expenses, both in absolute amount and as a percentage of the total operating expenses, for the years indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General and administrative expenses	26,202	41.0%	24,457	59.7%	44,053	6,268	76.2%
Selling expenses	11,943	18.7%	7,906	19.3%	11,519	1,639	19.9%
Provision for / (reversal of) credit losses	18,217	28.5%	9,451	23.1%	(1,190)	(169)	(2.1)%
Impairment charges on long-lived assets	5,649	8.8%	-	-	2,688	382	4.60
Lease termination loss / (gain)	479	0.8%	(1,946)	(4.7)%	(99)	(14)	(0.2)%
Research and development expenses	1,394	2.2%	1,079	2.6%	846	120	1.6%
Total operating expenses	63,884	100.0%	40,947	100.0%	57,817	8,226	100.0%

RESULTS OF OPERATIONS

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	497,868	565,273	600,775	85,473
Cost of revenues	(513,739)	(576,442)	(580,648)	(82,610)
Gross (loss) / profit	(15,871)	(11,169)	20,127	2,863
Operating expenses:
General and administrative expenses	(26,202)	(24,457)	(44,053)	(6,268)
Selling expenses	(11,943)	(7,906)	(11,519)	(1,639)
(Provision for) / reversal of credit losses	(18,217)	(9,451)	1,190	169
Impairment charges on long-lived assets	(5,649)	-	(2,688)	(382)
Lease termination (loss) / gain	(479)	1,946	99	14
Research and development expenses	(1,394)	(1,079)	(846)	(120)
Total operating expenses	(63,884)	(40,947)	(57,817)	(8,226)
Operating loss	(79,755)	(52,116)	(37,690)	(5,363)
Other (expenses) / income, net
Other (expenses) / income, net	(932)	1,166	(487)	(70)
Foreign exchange (loss) gain, net	(1,401)	(2,914)	153	22
Financial expenses, net	(995)	(2,609)	(220)	(31)
Total other expenses, net	(3,328)	(4,357)	(554)	(79)
Loss before income tax benefit	(83,083)	(56,473)	(38,244)	(5,442)
Income tax benefit	2,808	536	447	64
Share of income / (loss) of equity method investees, net of tax of nil	-	427	(42)	(6)
Net loss	(80,275)	(55,510)	(37,839)	(5,384)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Total revenues increased by approximately RMB35.5 million, or 6.3%, from approximately RMB565.3 million for the year ended December 31, 2024 to approximately RMB600.8 million (US$85.5 million) for the year ended December 31, 2025, primarily attributable to the increased revenues from our freight forwarding services and supply chain management.

Revenues from our freight forwarding services increased by RMB6.5 million, or 2.0%, from RMB323.1 million for the year ended December 31, 2024 to RMB329.6 million (US46.9 million) for the year ended December 31, 2025. The increase was mainly due to (i) an increase of RMB27.0 million (US$3.8 million) in revenue from integrated cross-border logistics, driven by our continued market expansion and business development efforts; and (ii) an increase of RMB13.5 million (US$1.9 million) in warehouse service revenue, mainly resulting from new business operations in the United States through a newly established subsidiary and the active expansion of our overseas warehouse business in Nanjing. These increases were partially offset by (i) a decrease of RMB28.8 million (US$4.1 million) in revenue from fragmented logistics services due to business contraction following the disposal of a subsidiary; and (ii) a decrease of RMB5.1 million (US$0.7 million) in chartered airline freight services revenue as we adjusted our strategy to reallocate resources to projects with higher margins.

Revenues from our supply chain management increased by RMB26.2 million, or 11.0%, from RMB238.1 million for the year ended December 31, 2024 to RMB264.3 million (US$37.6 million) for the year ended December 31, 2025. This growth was primarily driven by a significant increase in the trading volume of electronic devices and chips, which rose from 76.2 million units in 2024 to 97.1 million units in 2025, largely reflecting our strategic investments in business expansion.

Revenues from our other value-added services increased by RMB2.9 million, or 70.3%, from RMB4.1 million for the year ended December 31, 2024 to RMB7.0 million (US$1.0 million) for the year ended December 31, 2025. The increase was mainly due to (i) an increase of RMB2.3 million (US$0.3 million) in revenue generated from a new business conducted to provide integrated station and customs services; and (ii) an increase of RMB0.6 million (US$0.08 million) in revenue from custom brokerage services.

Cost of revenues

Our cost of revenues increased slightly by RMB4.2 million, or 0.7%, from RMB576.4 million for the year ended December 31, 2024 to RMB580.6 million (US$82.6 million) for the year ended December 31, 2025.

Our cost of revenues for freight forwarding services decreased by approximately RMB20.6 million, or 6.2%, from approximately RMB331.5 million for the year ended December 31, 2024 to approximately RMB310.8 million (US$44.2 million) for the year ended December 31, 2025, which was mainly due to the government subsidies for airlines and logistics during the year ended December 31, 2025. In 2025, we received a refund of approximately RMB30.3 million (US$4.3 million) from an airline company in connection with government subsidies related to two charter flight routes operated by us during 2022 to 2023. Pursuant to the original agreements with our customer, approximately RMB8.9 million (US$1.3 million) of the refund was returned to the customer. As a result, the remaining net refund of approximately RMB21.4 million (US$3.0 million) was recorded as a reduction to our cost of freight charges.

Cost of freight charges, representing the main source of our cost of revenues for freight forwarding services, slightly decreased by RMB2.3 million, or 0.8%, from approximately RMB300.9 million for the year ended December 31, 2024 to approximately RMB298.6 million (US$42.5 million) for the year ended December 31, 2025. The main components of freight charges were the freight and the delivery fees paid to third-party carriers.

Our cost of revenues for supply chain management increased by approximately RMB22.5 million, or 9.3%, from approximately RMB241.8 million for the year ended December 31, 2024 to approximately RMB264.3 million (US$37.6 million) for the year ended December 31, 2025. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services increased by approximately RMB2.3 million, or 73.0%, from approximately RMB3.2 million for the year ended December 31, 2024 to approximately RMB5.5 million (US$0.8 million) for the year ended December 31, 2025. The increase was primarily attributable to the costs associated with newly launched integrated station and customs services.

Gross (loss) / profit

We recorded a gross loss of RMB11.2 million for the year ended December 31, 2024, compared to a gross profit of RMB20.1 million (US$2.9 million) for the year ended December 31, 2025. As a result, our overall gross margin improved from negative 2.0% in 2024 to positive 3.4% in 2025.

Gross profit margin of freight forwarding services increased from negative 2.6% for the year ended December 31, 2024 to positive 5.7% for the year ended December 31, 2025. The increase in gross margin during the year ended December 31, 2025 was mainly due to the refund from an airline company as a result of the government subsidy to two charter flight routes operated by us as described above.

Gross profit margin of our supply chain management increased from negative 1.6% for the year ended December 31, 2024 to negative 0.005% for the year ended December 31, 2025. The negative gross loss of RMB3.7 million in 2024 was due to the accrual of RMB10.8 million VAT to cost of revenue resulting from the invalidation of invoices from a supplier of one of our subsidiaries by the tax authorities in China. No such accrual occurred for the year ended December 31, 2025.

Gross profit margin of our other value-added services decreased slightly from 21.6% for the year ended December 31, 2024 to 20.4% for the year ended December 31, 2025, primarily due to the newly launched integrated station and customs services, which are currently operating at a loss.

Operating expenses

Our operating expenses increased from RMB40.9 million for the year ended December 31, 2024 to RMB57.8 million (US$8.2 million) for the year ended December 31, 2025, representing a year-over-year increase of 41.2%.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions.

Our selling expenses increased by 45.7% from RMB7.9 million for the year ended December 31, 2024 to RMB11.5 million (US$1.6 million) for the year ended December 31, 2025, which was primarily attributable to (i) an increase of RMB1.5 million (US$0.2 million) in payroll and commission expenses, mainly due to higher sales commissions resulting from increased business volume in Nanjing; (ii) an increase of RMB1.8 million (US$0.3 million) in rent, utilities and office expenses, as well as leasehold improvement expenses associated with a newly leased office to support the expansion of our business in Nanjing; and (iii) an increase of RMB0.3 million (US$0.04 million) in business promotion and entertainment expenses for market expansion.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees, (iii) share-based compensation expenses, and (iv) other corporate expenses.

Our general and administrative expenses increased by 80.1% from RMB24.5 million for the year ended December 31, 2024 to RMB44.1 million (US$6.3 million) for the year ended December 31, 2025, primarily due to (i) an increase of RMB14.0 million (US$2.0 million) in share-based compensation expenses; (ii) an increase of RMB2.7 million (US$0.4 million) in professional fees due to higher professional service requirements associated with being a public company, as well as non-capitalizable marketing expenses related to the F-3 share offering during the period; (iii) an increase of RMB1.2 million (US$0.2 million) in renovation and retrofitting costs related to new leases; and (iv) an increase of RMB1.3 million (US$0.2 million) in insurance expenses; partially offset by a slight decrease of RMB0.2 million (US$0.04 million) in employee payroll and benefits.

Provision for / (reversal of) credit losses

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

As a result, we recorded credit losses of RMB9.4 million for the year ended December 31, 2024. For the year ended December 31, 2025, we recorded a net reversal of credit losses of RMB1.2 million (US$0.2 million). This was primarily attributable to (i) a reversal of RMB4.7 million (US$0.7 million) related to prepaid expenses and other current assets, mainly due to the recovery of deposits or offset against future acquisition consideration of loans for which credit losses had been provided in prior years (See Note 5 Prepaid expenses and other current assets to our consolidated financial statements in this annual report for details); partially offset by (ii) allowances of RMB3.3 million (US$0.5 million) for accounts receivable and RMB0.2 million (US$0.03 million) for contract assets.

Lease termination gain

For the year ended December 31, 2024, we had a net lease termination gain of RMB1.9 million, representing the gain of RMB2.2 million from derecognition of right-of-use assets and lease liabilities net of a deposit loss of RMB0.3 million upon the lease termination. For the year ended December 31, 2025, we had a lease termination gain of RMB0.1 million (US$0.01 million), representing the gain from derecognition of right-of-use assets and lease liabilities upon the lease termination.

Impairment charges on long-lived assets

During the years ended December 31, 2024 and 2025, there was a triggering event of negative operating cash flows and operating losses that indicated the carrying amounts of our long-lived assets may not have been recoverable. In accordance with ASC 360, with regard to the long-lived assets, we performed an undiscounted cash flow analysis. For the year ended December 31, 2024, the Group concluded that the carrying value of the relevant asset groups was recoverable, and no impairment charge was recognized. For the year ended December 31, 2025, the Group determined that the carrying value of certain asset groups was not fully recoverable and recognized an impairment charge of RMB2.7 million (US$0.4 million). The impairment mainly comprised RMB2.0 million (US$0.3 million) relating to property and equipment and RMB0.7 million (US$0.1 million) relating to long-term investments, based on the results of the impairment assessment.

Research and development expenses

Research and development expenses mainly consisted of (i) employee payroll, (ii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses decreased by 21.6% from RMB1.1 million for the year ended December 31, 2024 to RMB0.8 million (US$0.1 million) for the year ended December 31, 2025, primarily due to the completion and acceptance of the development of our intelligent freight analysis system, as well as lower employee costs resulting from a reduction in headcount.

Other (expenses) / income, net

Other (expenses) / income, net consisted of interest expenses, foreign exchange gain or loss, non-operating income, and non-operating expenses. We had other expenses, net of RMB4.4 million and other income, net of RMB0.6 million (U$0.1 million) for the years ended December 31, 2024 and 2025, respectively.

We recorded other income of RMB1.2 million for the year ended December 31, 2024, compared to other expenses of RMB0.5 million (US$0.1 million) for the year ended December 31, 2025. The change was primarily attributable to (i) a loss of RMB0.8 million (US$0.1 million) related to compensation for lost courier parcels in 2025, (ii) a compensation expense of RMB1.1 million (US$0.2 million) incurred in respect of damaged goods during delivery under a logistics service agreement, and (iii) the absence of a gain of RMB0.5 million from the disposal of subsidiaries that was recognized in 2024 but did not recur in 2025. These decreases were partially offset by (i) an increase of RMB0.5 million (US$0.07 million) in income from the sublease of warehouses, and (ii) an increase of RMB0.2 million (US$0.02 million) in government grants.

Net foreign exchange loss improved by RMB3.1 million, from a loss of RMB2.9 million for the year ended December 31, 2024 to a gain of RMB0.2 million (US$0.02 million) for the year ended December 31, 2025, primarily due to better alignment of foreign currency settlement timing with exchange rate movements.

Interest expenses, net decreased by 91.6% from RMB2.6 million for the year ended December 31, 2024 to RMB0.2 million (US$0.03 million) for the year ended December 31, 2025, which was mainly due to (i) a slight decrease of RMB0.4 million (US$0.06 million) in interest expenses on bank loans; (ii) a decrease of RMB1.7 million (US$0.2 million) in interest expenses payable to third parties or related parties, mainly due to the waiver of interest by our shareholders and the repayment of certain borrowings; and (iii) interest subsidies of RMB0.2 million (US$0.03 million) received in connection with entrepreneurship-guaranteed loans.

Income taxes

For the year ended December 31, 2024 and 2025, we recorded a tax benefit of RMB0.5 million and RMB0.4 million (US$0.06 million), respectively, primarily attributable to continued operating losses incurred during these periods.

Share of income / (loss) of equity method investees, net of tax

For the year ended December 31, 2024, we acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) and 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”), which all operate warehouses in the United States. We recorded our share of income of RMB0.4 million for the year ended December 31, 2024 and share of loss of RMB0.04 million (US$5,961) for the year ended December 31, 2025, respectively.

Net loss

As a result of the foregoing, our net loss decreased by RMB17.7 million, or 31.8%, from net loss of RMB55.5 million for the year ended December 31, 2024 to RMB37.8 million (US$5.4 million) for the year ended December 31, 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Total revenues increased by approximately RMB67.4 million, or 13.5%, from approximately RMB497.9 million for the year ended December 31, 2023 to approximately RMB565.3 million for the year ended December 31, 2024, primarily attributable to the increase of revenues from our supply chain management and other value-added services offset by the decrease of revenues from our freight forwarding services.

Revenues from our freight forwarding services decreased by RMB19.5 million, or 5.7%, from RMB342.6 million for the year ended December 31, 2023 to RMB323.1 million for the year ended December 31, 2024. The decrease was mainly due to the decrease in revenue of approximately RMB24.2 million from disposed subsidiaries and branches resulting from the strategic adjustment made by the Company in 2024, and decrease in revenue of approximately RMB14.7 million from chartered airline services, RMB1.7 million from traditional air and ocean freight forwarding services and RMB1.5 million from e-commerce related logistics services, and offset by the increase in revenue of approximately RMB20.1 million from newly acquired subsidiaries, Qingdao Oranda Supply Chain Management Co., Ltd., Shenzhen Jiniu International Logistics Co., Ltd. and HYTX warehouse Inc. and approximately RMB2.3 million from warehouse services. Although the overall economic situation was depressing, we were able to continue expanding our customer base during the year ended December 31, 2024. Our customer base increased by 4.8% from 1,841 customers for the year ended December 31, 2023 to 1,930 customers for the year ended December 31, 2024.

Revenues from our supply chain management increased by RMB85.5 million, or 56.0%, from RMB152.6 million for the year ended December 31, 2023 to RMB238.1 million for the year ended December 31, 2024. During the year ended December 31, 2023, the Group stopped the international trading business of one subsidiary, mainly export product dealing, and set up a new subsidiary with 51% of equity interest in July 2023, focusing on electronic devices and chips import. Revenue from our supply chain management in 2023 and 2024 were almost all from this new subsidiary.

Revenues from our other value-added services increased by RMB1.4 million, or 53.6%, from RMB2.7 million for the year ended December 31, 2023 to RMB4.1 million for the year ended December 31, 2024. The increase was mainly due to the increase of revenue from custom brokerage services.

Cost of revenues

Our cost of revenues increased by 12.2% from RMB513.7 million for the year ended December 31, 2023 to RMB576.4 million for the year ended December 31, 2024.

Our cost of revenues for freight forwarding services decreased by approximately RMB28.5 million, or 7.9%, from approximately RMB360.0 million for the year ended December 31, 2023 to approximately RMB331.5 million for the year ended December 31, 2024. Cost of freight charges, representing the main source of our cost of revenue, decreased by RMB20.1 million, or 6.3%, from approximately RMB321.1 million for the year ended December 31, 2023 to approximately RMB300.9 million for the year ended December 31, 2024. The main components of freight charges were the freight and the delivery fees paid to third-party carriers. The decrease of freight charges was mainly due to the decrease in air freight during the year ended December 31, 2024.

Our cost of revenues for supply chain management increased by approximately RMB90.4 million, or 59.7%, from approximately RMB151.4 million for the year ended December 31, 2023 to approximately RMB241.8 million for the year ended December 31, 2024. The increase synchronized with the business growth of electronic devices and chips business.

Our cost of revenues for other value-added services increased by approximately RMB0.8 million, or 33.2%, from approximately RMB2.4 million for the year ended December 31, 2023 to approximately RMB3.2 million for the year ended December 31, 2024. The increase was in line with the increase of revenue from custom brokerage services.

Gross loss

Our gross loss decreased by RMB4.7 million, or 29.6%, from RMB15.9 million for the year ended December 31, 2023 to RMB11.2 million for the year ended December 31, 2024. For the years ended December 31, 2023 and 2024, our overall gross profit margin was negative 3.2% and 2.0%, respectively.

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

Gross profit margin of our supply chain management decreased from 0.8% for the year ended December 31, 2023 to negative 1.6% for the year ended December 31, 2024. The negative gross loss of RMB3.7 million in 2024 was due to the accrual of RMB10.8 million VAT to cost of revenue resulting from the invalidation of invoices from a supplier of one of our subsidiaries by the tax authorities in China.

Gross profit margin of our other value-added services increased from 9.6% for the year ended December 31, 2023 to 21.6% for the year ended December 31, 2024 mainly due to the cost control of custom brokerage services.

Operating expenses

Our operating expenses decreased from RMB63.9 million for the year ended December 31, 2023 to RMB40.9 million for the year ended December 31, 2024, representing a year-over-year decrease of 35.9%. Due to our cost reduction strategy and more strict risk management for 2024, our operating expenses and bad debt expenses all decreased for the year ended December 31, 2024.

Selling expenses

Our selling expenses mainly consisted of (i) employee payroll and commission, (ii) entertainment and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions. Our selling expenses decreased by 33.8% from RMB11.9 million for the year ended December 31, 2023 to RMB7.9 million for the year ended December 31, 2024, which was primarily attributable to (i) a decrease of RMB2.9 million in payroll expenses due to reduction of headcount; (ii) a decrease of RMB0.3 million of customer acquisition costs, mainly in business promotion and entertainment expenses; (iii) a decrease of RMB0.7 million of rent and office expenses; and decrease in other selling expenses of RMB0.1 million during the year ended December 31, 2024.

General and administrative expenses

General and administrative expenses mainly consisted of (i) employee payroll, rental and depreciation related to general and administrative functions, (ii) professional service fees; and (iii) other corporate expenses. Our general and administrative expenses decreased by 6.7% from RMB26.2 million for the year ended December 31, 2023 to RMB24.5 million for the year ended December 31, 2024, which was primarily attributable to (i) a decrease of RMB2.0 million of travel and ceremony expenses related to our IPO in 2023; (ii) a decrease of RMB0.3 million in other general and administration such as office expenses, depreciation expenses and rent, etc. due to cost control by the Group in 2024; offset by increase in employee payroll and professional service fees of RMB0.6 million due to increased professional services required as a public company.

Provision for credit losses

Provision for credit losses consisted of bad debt allowance net of reversal, against (i) accounts receivable, (ii) contract assets and (iii) prepaid expenses and other current asset, net. We adopted ASU 2020-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments starting from January 1, 2023. Based on the new standard, we used expected loss model to assess the provision of bad debt allowance against accounts receivables, other receivables and contract assets. As a result, we recorded bad debt allowance of RMB18.2 million for the year ended December 31, 2023. For the year ended December 31, 2024, we recorded bad debt allowance of RMB9.4 million, which mainly consisted of allowance of (i) RMB8.9 million of accounts receivable; (ii) RMB0.2 million of contract assets; (iii) RMB0.3 million of prepaid expenses and other current assets. The decrease of provision for credit losses in 2024 reflected the Company’s effort on credit control.

Lease termination (loss) / gain

For the year ended December 31, 2023, we had a net lease termination loss of RMB0.5 million, mainly due to the deposit loss from termination of the lease of warehouses. For the year ended December 31, 2024, we had a net lease termination gain of RMB1.9 million, representing the gain of RMB2.2 million from derecognition of right-of-use assets and lease liabilities net of a deposit loss of RMB0.3 million upon the lease termination.

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

Research and development expenses

Research and development expenses mainly consisted of (i) cost of materials used for experiment, (ii) employee payroll, and (iii) depreciation expense for experimental facilities and other daily expenses related to our research and development activities. Research and development expenses decreased by 22.6% from RMB1.4 million for the year ended December 31, 2023 to RMB1.1 million for the year ended December 31, 2024 mainly due to the decrease of employee costs in 2024.

Other expenses, net

Other expenses consisted of interest expenses, foreign exchange gain or loss, non-operating income, and non-operating expenses. We had other expenses, net of RMB3.3 million and RMB4.4million for the years ended December 31, 2023and 2024, respectively.

Other expenses, net was RMB0.9 million for the year ended December 31, 2023, mainly due to a loss from disposal of intangible assets and property and equipment. Other income, net was RMB1.2 million for the year ended December 31, 2024, which was mainly due to a gain from disposal of subsidiaries of RMB0.5 million, an income from sublease of warehouses of RMB0.6 million.

Foreign exchange loss, net increased by 107.9% from foreign exchange loss of RMB1.4 million for the year ended December 31, 2023 to RMB2.9 million for the year ended December 31, 2024, which was primarily attributable to the significant fluctuation of the exchange rate between the dates of record and the dates of settlement for operating activities.

Interest expenses, net increased by 162.2% from RMB1.0 million for the year ended December 31, 2023 to RMB2.6 million for the year ended December 31, 2024 due to significant increase of short-term loans from third parties, related parties and shareholders during the year ended December 31, 2024.

Income taxes

Our income tax benefit decreased by RMB2.3 million, or 80.9%, from RMB2.8 million for the year ended December 31, 2023 to RMB0.5 million for the year ended December 31, 2024 due to decreased loss incurred in 2024.

Share of income of equity method investees, net of tax

For the year ended December 31, 2024, we acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) and 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”), which all operate warehouses in the United States. We recorded our share of income of RMB0.4 million for the year ended December 31, 2024.

Net loss

As a result of the foregoing, our net loss decreased by RMB24.8 million, or 30.9%, from net loss of RMB80.3 million for the year ended December 31, 2023 to RMB55.5 million for the year ended December 31, 2024.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(44,222)	(97,448)	(35,957)	(5,116)
Net cash used in investing activities	(4,444)	(574)	(6,178)	(879)
Net cash provided by financing activities	48,191	108,224	46,964	6,682
Effect of foreign exchange rate changes	(1,360)	293	(3,374)	(480)
Net (decrease) / increase in cash and restricted cash	(1,835)	10,495	1,455	207
Cash and restricted cash at beginning of year	28,440	26,605	37,100	5,278
Cash and restricted cash at end of year	26,605	37,100	38,555	5,485

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements from cash flow from operations, debt and equity financing and capital contributions from our existing shareholders.

As of December 31, 2025, we had cash of RMB38.6 million (US$5.5 million) and working capital of approximately RMB59.3 million (US$8.4 million). We have funded our operations and capital needs primarily through the net proceeds received from issuance of new shares, capital contributions, the issuance of shareholder and related party loans and loans from third parties.

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

On March 13, 2026, we entered into a share purchase agreement with certain accredited investors and agreed to issue and sell 5,025,000 Class A ordinary shares, par value US$0.005 per share, at a purchase price of US$1.34 per share in a registered direct offering. The gross proceeds from the offering were approximately RMB47.3 million (US$6.73 million), before deducting placement agent fees and other offering expenses.

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

We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. See “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our subsequent offerings to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries in the PRC are subject to certain statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from the outside of China is (i) approximately RMB125.0 million (US$17.8 million) as of December 31, 2025 under the total investment minus registered capital approach as foreign-invested companies; or (ii) approximately RMB70.6 million (US$10.0 million) as of December 31, 2025 under the net asset approach.

Operating activities

For the year ended December 31, 2025, our net cash used in operating activities was RMB36.0 million (US$5.1 million), which was attributable to (i) a loss adjusted after non-cash items of RMB21.0 million (US$3.0 million); (ii) an increase of RMB32.2 million (US$4.6 million) in accounts receivable, mainly driven by revenue growth and some supply chain customers extended their payment terms; (iii) an increase of RMB16.0 million (US$2.3 million) in prepaid expenses and other current assets, primarily due to additional loans extended to a third party and rental receivables arising from the subleasing of a warehouse leased from a third party; and (iv) a decrease of RMB5.7 million (US$0.8 million) in accounts payable to related parties and third parties; and was offset by (i) an increase of RMB20.0 million (US$2.8 million) in contract liabilities in connection with business expansion; (ii) a decrease of RMB8.0 million (US$1.1 million) in other receivables from related parties due to the full refund of deposits following changes in the market for chartered airline services; (iii) a decrease of RMB6.7 million (US$1.0 million) in prepaid expenses to related parties due to refund associated with the cancellation of chartered airline services and fully utilization of remaining prepayments; (iv) an increase of RMB2.6 million (US$0.4 million) in accrued expenses and other current liabilities, primarily due to rental payables to vendors related to the subleasing arrangement; and (v) an increase of RMB2.7 million (US$0.4 million) in tax payable due to the invalidation of invoices from a supplier of JYD SM by the tax authorities.

For the year ended December 31, 2024, our net cash used in operating activities was RMB97.4 million, which was attributable to (i) a loss adjusted after non-cash items of RMB45.2 million; (ii) an increase of RMB6.6 million in accounts receivable from third parties and related parties primarily due to the increase of revenue in the last quarter of 2024; (iii) an increase of RMB27.4 million in prepaid expenses to third parties and related parties due to deposits made for chartered airline services, RMB20.1 million in other receivable to related parties for prepayments made for chartered airline services; (iv) an increase of RMB1.6 million in contract assets and a decrease of operating lease liabilities of RMB5.6 million for rent payments; and (v) a decrease of RMB6.4 million in accounts payable to related parties; and was offset by (i) an increase of accounts payable of RMB4.6 million associated with the expenses to third party transportation vendors and accrued expenses; (ii) an increase of RMB11.2 million in tax payable mainly for VAT tax accrued for one of our subsidiaries. As of the date that the Consolidated Financial Statements were available to be issued, we are still coordinating with the tax authorities to properly resolve this matter.

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

The average receivable balance increased by 21.5% from 2024 to 2025, and revenue increased by 6.3% from 2024 to 2025, resulting in the average days sales in receivables increased from 35 days in 2024 to 40 days in 2025. The average receivable balance increased by 30.8% from 2023 to 2024, and revenue increased by 13.5% from 2023 to 2024, resulting in the average days sales in receivables increased from 30 days in 2023 to 35 days in 2024. The increase was mainly due to the longer credit term for international trading business which accounted for 42.1% and 44.0% of total revenue for the years ended December 31, 2024 and 2025, respectively.

The average payable balance slightly decreased by 4.8% from 2024 to 2025, resulting in the average days sales in payable decreased from 29 days in 2024 to 26 days in 2025. The decrease was mainly due to the shorter payment terms required by suppliers. The average payable balance increased by 26.5%, from 2023 to 2024, and revenue increased by 13.5% from 2023 to 2024, resulting in the average days sales in payable increased from 26 days in 2023 to 29 days in 2024. The increase from 2023 to 2024 was mainly because we extended the payment terms to some of our major suppliers.

Investing activities

For the year ended December 31, 2025, our net cash used in investing activities was RMB6.2 million (US$0.9 million), which was attributable to (i) purchase of property, equipment and software of RMB5.1 million (US$0.7 million); and (ii) loan provided to two related parties amounting to RMB1.2 million (US$0.2 million); partially offset by repayments of RMB0.07 million (US$9,630) from these related parties.

For the year ended December 31, 2024, our net cash used in investing activities was RMB0.6 million, which was attributable to the purchase of property, equipment and software of RMB0.7 million offset by the cash acquired from acquisition of subsidiaries of RMB0.1 million.

For the year ended December 31, 2023, our net cash used in investing activities was RMB4.4 million, which was primarily attributable to the purchase of property, equipment and software. The RMB4.4 million capital expenditure was mainly invested in electronic equipment, furniture and machinery used in our new office buildings and warehouses in 2023.

Financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was RMB47.0 million (US$6.7 million), which was primarily attributable to (i) proceeds of RMB40.2 million (US$5.7 million) from the issuance of shares in the F-3 offering; (ii) proceeds from short-term bank borrowings of RMB37.0 million (US$5.3 million); (iii) proceed from a long-term bank borrowing of RMB4.0 million (US$0.6 million); (iv) capital injection from non-controlling interest of RMB1.8 million (US$0.2 million); and was offset by (i) repayments of short-term bank borrowings of RMB25.3 million (US$3.6 million); (ii) repayments of shareholder loans of RMB8.7 million (US$1.2 million); (iii) repayments of related party loans of RMB2.4 million (US$0.3 million).

For the year ended December 31, 2024, our net cash provided by financing activities was RMB108.2 million, which was primarily due to (i) net proceeds from shares issued in private placement of RMB47.5 million and F-3 offering of RMB70.2 million, and net proceeds from issuance of convertible notes of RMB5.7 million; (ii) proceeds from bank short-term borrowings of RMB33.5 million; (iii) proceeds from loans provided by related parties of RMB3.7 million and from shareholders of RMB23.8 million; and (iv) proceeds from loans provided by third parties of RMB1.9 million and was offset by (i) repayment to shareholder loans of RMB15.9 million; (ii) repayments of bank short-term borrowings of RMB48.6 million and of bank long-term borrowings of RMB4.4 million; (iii) repayments to related party loans of RMB4.5 million and third party loans of RMB4.7 million.

For the year ended December 31, 2023, our net cash provided by financing activities was RMB48.2 million, which was primarily due to (i) proceeds from shares issued in IPO and 2022 of RMB73.1 million; (ii) proceeds from bank short-term borrowings of RMB31.8 million; (iii) proceeds from loans provided by related parties of RMB6 million and from a shareholder for RMB0.8 million; (iv) proceeds from loans provided by a third party of RMB2.8 million; and (v) proceeds from capital injection from non-controlling shareholders of RMB2.5 million and was offset by (i) payment to the Initial shareholders of RMB35 million; (ii) repayments of bank short-term borrowings of RMB21.0 million and of bank long-term borrowings of RMB0.6 million; (iii) payments of RMB9.3 million for IPO related costs; and (iv) repayments of a loan to a related party of RMB3.0 million.

Capital Expenditures

We made capital expenditures of RMB4.4 million, RMB0.7 million and RMB5.1 million (US$0.7 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Our capital expenditures consisted primarily of expenditures related to the expansion of our new offices and logistics equipment.

On October 25, 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares as consideration for the acquisition. The acquisition is considered an asset acquisition. The Group recorded the fair value of the asset as its initial carry amount. The fair value of the assets determined by a third-party appraiser is RMB14,331,723 (US$2,039,000) at the date of the acquisition.

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

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB	RMB	RMB	RMB
Bank borrowings	26,203,903	22,203,903	4,000,000	-
Operating lease payments	7,158,756	2,479,065	1,502,656	3,177,035
Loan from related parties	188,147	188,147	-	-
Total	33,550,806	24,871,115	5,502,656	3,177,035

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

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

In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries had aggregate retained earnings as determined under PRC accounting standards as of December 31, 2025. Pursuant to the Company Law of the People’s Republic of China, or the PRC Company Law, our PRC subsidiaries are required to make contribution of at least 10% of their after-tax profits calculated in accordance with the PRC GAAP to the statutory common reserve. Contribution is required until the reserve fund has reached 50% of the registered capital of our subsidiaries. As of December 31, 2025, our reserve fund did not reach 50% of the registered capital of our subsidiaries.

As of December 31, 2024 and 2025, our PRC subsidiaries had RMB3.5 million and RMB1.0 million (US$0.1 million) of restricted net asset, respectively.

On February 8, 2022 and February 28, 2022, Shenzhen Jiayuda E-Commerce Technology Co., Ltd and Shenzhen Jiayuda Global Supply Chain Co., Ltd. declared RMB2.4 million cash dividend and RMB7.4 million cash dividend respectively, to its then shareholders and its holding company, Shenzhen Jayud Logistics Technology Co., Ltd. On March 15, 2022, Shenzhen Jayud Logistics Technology Co., Ltd declared RMB9.0 million of dividend to its then shareholders. Out of the total dividend declared, RMB6.8 million was inter-group dividend, and RMB11.9 million was to individual shareholders. Historically, Shenzhen Jayud Logistics Technology Co., Ltd. has also received equity financing from its then shareholders to fund business operations of our PRC subsidiaries. For the years ended December 31, 2024 and 2025, one of our Hong Kong subsidiaries, Jayud Global Logistics (Hong Kong) (“JYD Global HK”), transferred cash proceeds of RMB7.9 million and RMB0.1 million (US$2,000), respectively, to Shenzhen Jayud Logistics Technology Co., Ltd as investments, nil and RMB3.2 million (US$0.5 million), respectively, to Ezhou Jayud Logistics Technology Co., Ltd as investments. In addition, JYD Global HK transferred cash proceeds of RMB4.8 million and RMB17.9 million (US$2.6 million), respectively, to certain subsidiaries in China mainland for the years ended December 31, 2024 and 2025. For the years ended December 31, 2024 and 2025, another Hong Kong subsidiary, HongKong Jayud International Logistics Company Limited (“HK Jayud International”), transferred cash proceeds of RMB11.9 million and RMB7.7 (US$1.1 million), respectively, to certain subsidiaries in China mainland for the settlement of intercompany transactions.

For the year ended December 31, 2024 and 2025, we transferred cash proceeds of RMB51.9 million and RMB3.8 million (US$0.5 million), respectively, to HK Jayud International, JYD Global HK and Joyed Logistics Services Inc. (“Joyed Logistics”) for the settlement of intercompany transactions and operation needs of its subsidiaries, respectively. In the future, most cash proceeds raised from overseas financing activities, may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary, Jayud Global Logistics (Hong Kong) Limited, to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. Our PRC subsidiaries that receive such cash proceeds then will transfer funds to their respective subsidiaries to meet the capital needs of our business operations. For details about the applicable PRC rules that limit transfer of funds from overseas to our PRC subsidiaries, see “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds” and “Item 3. Key Information — D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 2.2%, 2.4% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We recorded RMB5.6 million, nil and RMB2.0 million (US$0.3 million) impairment of long-lived assets for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, valuation allowances of RMB19.0 million and RMB17.1 million (US$2.4 million) were provided for the Company’s certain subsidiaries with continuous losses as of December 31, 2024 and 2025. As of December 31, 2024 and 2025, there were approximately RMB119.2 million and RMB119.4 million (US$17.0 million) net operating losses carryforwards in certain subsidiaries, respectively. Most of the net operating tax loss carryforwards will expire from fiscal year 2026 to 2030.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xiaogang Geng	53	Founder, Chairman, Director and Chief Executive Officer
Dun Zhao	44	Director and Chief Marketing Officer
Feiyong Li	44	Independent Director
Steven Gu	48	Independent Director
Jian Wang	48	Independent Director
Meng Meng Hu	47	Chief Financial Officer
Jianhong Huang	43	Chief Operating Officer

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of approximately RMB5.1 million (US$0.7 million) in cash and benefits to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

The 2024 Share Incentive Plan

In July 2024, the board of directors of the Company approved and adopted the Company’s 2024 Share Incentive Plan (the “2024 Plan”), which became effective on August 15, 2024. Under the 2024 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under such plan is 4,270,000. On December 19, 2025, the directors of the Company approved the amended and restated plan (the “Amended and Restated 2024 Plan”). The maximum aggregate number of ordinary shares which may be issued under the Amended and Restated 2024 Plan shall be 550,000 (the “Share Reserve”) initially. On the same date, the Board approved the issuance of an aggregate of 540,000 Class A ordinary shares of the Company to 13 employees, officers, and directors as discretionary bonus shares, in recognition of their contributions and services rendered for the Company’s IPO and recent operations, to create a more direct and fair alignment between executive compensation and the Company’s overall performance, and to achieve compensation at the industry median for listed companies.

The following paragraphs summarize the principal terms of the Amended and Restated 2024 Plan.

Types of awards. Amended and Restated 2024 Plan permits the award of (1) options, (2) restricted shares and (3) restricted share units.

Eligibility. Amended and Restated 2024 Plan provides for the grant of awards to, among others, employees, directors or consultants of our company, or employees, directors or consultants of our related entities, such as a subsidiary corporation.

Administration. Subject to the terms of the Amended and Restated 2024 Plan, the Amended and Restated 2024 Plan will be administered by our board of directors, or the compensation committee of the board, if the board delegates such authority.

Award agreements. Awards granted under the Amended and Restated 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Transfer restrictions. An award may not be transferred, except provided in the Amended and Restated 2024 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Termination and amendment. Unless terminated earlier, the Amended and Restated 2024 Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

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

Terms of Directors and Officers

By the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, our board of directors has the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board. Our directors are not subject to a term of office and will hold their offices until such time as their earlier death, resignation or removal. An appointment of a director may be on terms that the director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the director and us; but no such term shall be implied in the absence of express provision.

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

As of December 31, 2025, we had 211 full time employees, all of whom are based in China. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
Function	Number	% of Total Employees
Management	13	6.2%
Warehousing service department	30	14.2%
Custom brokerage department	20	9.5%
Key account service department	22	10.4%
Operational department	59	28.0%
IT department	4	1.9%
Human resources department	7	3.3%
Financial department	15	7.1%
Internal control department	3	1.4%
Sales and marketing department	38	18.0%
Total	211	100.0%

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

The calculations in the table below are based on 8,298,900 ordinary shares outstanding as of the date of this annual report, comprising of (i) 8,190,708 Class A ordinary shares, and (ii) 108,192 Class B ordinary shares.

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

Directors and Executive Officers:*	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (1)(2)	Percentage of total voting power (1) (2)

Xiaogang Geng(3)	220,000	108,192	4.0%	41.4%
Feiyong Li	10,000	-	0.1	0.1
Steven Gu	-	-	-	-
Jian Wang	-	-	-	-
Mengmeng Hu	-	-	-	-
Dun Zhao	30,000	-	0.4%	0.2%
Jianhong Huang(4)	132,000	-	1.6%	1.0%
All directors and executive officers as a group	392,000	108,192	6.1%	42.7%
Principal Shareholders:
Europa Investment Holding Limited(3)	220,000	108,192	4.0%	41.4%

Notes:

*	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)	Based on 8,190,708 Class A ordinary shares and 108,192 Class B ordinary shares issued and outstanding as of the date of this annual report.

(2)	For each person or group included in this column, percentage of beneficial ownership and percentage of total voting power are calculated based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

(3)	Represents 20,000 Class A ordinary shares and 108,192 Class B ordinary shares held of record by Europa Investment Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiaogang Geng. The registered address of Europa Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and 200,000 Class A ordinary shares owned by Mr. Xiaogang Geng.

(4)	Represents 72,000 Class A ordinary shares held of record by Tucana Investment Holding Limited, a British Virgin Islands company wholly owned by Ms. Jianhong Huang. The registered address of Tucana Investment Holding Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and 60,000 Class A ordinary shares owned by Ms. Jianhong Huang.

Certain of our shareholders is a registered broker-dealers, engaging in the business of underwriting securities. On or about April 1, 2025, warrants previously issued to our underwriter The Benchmark Company, LLC were exercised and 18,679 Class A ordinary shares were issued. The warrants had originally been issued on September 27, 2023, and entitled our underwriter The Benchmark Company, LLC to purchase up to 37,500 Class A ordinary shares at an exercise price of US$4.00 per share initially on a cashless basis. The warrants are exercisable until March 31, 2028.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Certain Agreements with the Controlling Shareholder

See “Item 4. Information on the Company—A. History and Development of the Company.”

Other Related Party Transactions

For the years ended December 31, 2023, 2024 and 2025, the Group had the following material related party transactions:

		For the years ended December 31,
Related Parties	Nature	2023	2024	2025
		RMB	RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	549,714	416,482	312,448	44,453
Cargo Link Logistics HK Company Limited	Purchase of logistic services	62,063,334	50,581,355	60,497,759	8,607,125
HYTX Warehouse No. 10 LLC	Purchase of logistic services	-	-	1,537,924	218,803
The other logistics service providers	Purchase of logistic services	-	1,005,698	1,211,649	172,383
Shenzhen Feijia Supply Chain Management Co., Ltd	Provided logistic services	196,575	-	-	-
Shenzhen Oranda Global Logistics Co., Ltd	Provided logistic services	-	1,139,001	-	-
LD Global Logistics Inc	Provided logistic services	-	355,927	2,138,150	304,198
The other logistics service customers	Provided logistic services	-	349,786	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Purchase of equipment	108,407	-	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Penalty for early termination of lease	835,527	-	-	-
Hongkong Boyatong Supply Chain Management	Purchase of products and other services	-	-	176,400,632	25,096,835
Hongkong Boyatong Supply Chain Management	Sales of products and other services	-	-	5,413,282	770,157
The other logistics service customers	Sales of products and other services	4,749	885,180	491,170	69,880
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	Rent of offices and warehouses	14,469,603	-	-	-
Key management and their immediate family members	Interest expenses of loans	30,000	780,985	-	-
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	Interest expenses of loans	24,643	99,693	-	-

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On November 20, 2025, a putative securities class action was filed in the United States District Court for the Southern District of New York (the “Court”), Case No. 1:24-cv-09662 (the “Lawsuit”) against the Company and certain of its directors and officers, as well as the Company’s former audit firm, Marcum Asia CPAs LLP. The Lawsuit is purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s filings with the U.S. Securities and Exchange Commission. The Lawsuit asserts violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder.

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

Dividend Policy

As of December 31, 2024 and 2025, the balance of dividend payable was approximately RMB6.9 million and RMB6.9 million (US$1.0 million), respectively. In February 2022 and March 2022, our subsidiaries declared cash dividends in the amount of approximately RMB11.9 million (US$1.7 million). As of the date of this annual report, we have paid cash dividends of approximately RMB7.5 million (US$1.0 million) in total. We have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

We are a Cayman Islands exempted company and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time. and the Companies Act (Revised) of the Cayman Islands, referred to as the Companies Act below. The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Act (Revised) insofar as they relate to the material terms of our ordinary shares.

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

Dividends. Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, the company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors

Conversion. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary shares delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Any conversion of Class B ordinary shares into Class A ordinary shares pursuant to our amended and restated memorandum and articles of association shall be effected by means of the re-designation and re-classification of each relevant Class B ordinary share as a Class A ordinary share.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. An annual general meeting may (but shall not be obliged to) be held in each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than one-third (1/3) of our voting share capital. The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. Advance notice of at least seven (7) calendar days is required for the convening of any general meeting. Except as otherwise provided in our amended and restated memorandum and articles of association, any notice or document may be served by the Company or by the person entitled to give notice to any shareholder either personally, or by posting it by airmail or a recognised courier service in a prepaid letter addressed to such shareholder at his address as appearing in the register, or by electronic mail to any electronic mail address such shareholder may have specified in writing for the purpose of such service of notices, or by facsimile to any facsimile number such shareholder may have specified in writing for the purpose of such service of notices, or by placing it on the Company’s website should the directors deem it appropriate.

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

Redemption of Shares. Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by our board of directors, before the issue of such shares, or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of current directors of our company can be obtained from a search conducted at the Registrar of Companies of the Cayman Islands.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

As an Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provides that we may (but shall not be obliged to) in each year to hold a general meeting as our annual general meeting, and to specify the meeting as such in the notice calling it.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, and as permitted by Cayman Islands law, whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and the special resolutions passed by shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of current directors of our Company can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

We incurred and recognized foreign currency exchange loss of approximately RMB1.4 million and RMB2.9 million in 2023 and 2024, respectively, foreign currency exchange gain of approximately RMB0.2 million (US$21,699) in 2025, as a result of changes in the exchange rate.

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

The F-3 Registration Statement was declared effective by the SEC on July 3, 2024. In December 2024, we conducted a follow-on offering under the F-3 Registration Statement, whereby we issued 50,000,000 Class A ordinary shares at a per share price of $0.20. We raised approximately US$9.8 million in net proceeds from the follow-on offering; In July 2025, we issued 42,857,143 Class A ordinary shares at a per share price of $0.14 under the F-3 Registration Statement and we raised approximately US$6 million in net proceeds; On March 13, 2026, we issued 5,025,000 Class A ordinary shares at a per share price of US$1.34 under the F-3 Registration Statement and raised approximately $6.35 million in net proceeds.

As of December 31, 2025, all of the net proceeds from our initial public offering had been applied for the uses outlined in the F-1 Registration Statement. We intend to use the net proceeds from the follow-on offering as disclosed in the offering prospectus.

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

Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to three material weaknesses in our internal control over the financial statement closing process.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

As a company with less than US$1.235 billion in revenue for the fiscal year of 2025, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Marcum Asia CPAs LLP and Enrome, our former and current independent registered public accountant firms, respectively, for the periods indicated.

	For the years ended December 31,
	2023	2024	2025
(in thousands)	RMB	RMB	RMB	US$
Audit fees(1)	2,656.8	2,062.7	2,138.7	304.3

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of June 30, 2025, the Company dismissed Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm and appointed Enrome LLP as its auditor for the financial year ending on December 31, 2025.

The dismissal of the Marcum Asia CPAs LLP and the proposed appointment of the Enrome LLP as the auditor of the Company for the Company’s financial year ending on December 31, 2025, have been considered and approved by the Audit Committee of the Board of Directors and Board of Directors on June 30, 2025.

The reports of the Marcum Asia CPAs LLP on the Company’s annual audited consolidated financial statements of the for the two most recent financial years and any subsequent interim period preceding June 30, 2025, the date of dismissal, being reports for the financial years ended December 31, 2024 and December 31, 2023, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

There were no disagreements with the Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequent period up to June 30, 2025 which disagreements that, if not resolved to the Marcum Asia CPAs LLP’s satisfaction, would have caused the Marcum Asia CPAs LLP to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events,” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings, except for the material weaknesses in the Company’s internal control over financial reporting previously disclosed in the Company’s 20-F filling on April 22, 2025, regarding (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework; (ii) the lack of sufficient accounting staff and resources with appropriate knowledge of generally accepted U.S. GAAP and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issue in accordance with U.S. GAAP and the SEC requirements; and (iii) information technology general control in the areas of: (a) risk and vulnerability assessment and management; (b) third-party (service organization) vendor management; (c) system change management; (d) backup and recovery management; (e) access to systems and data; (f) segregation of duties, privileged access, and monitoring; (g) password management and (h) cyber security management occurred within the two fiscal years of the Company ended December 31, 2024 and 2023 and subsequently up to June 30, 2025.

The Company provided Marcum Asia CPAs LLP with a copy of this disclosures under this Item 16F prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested that Marcum Asia CPAs LLP furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements and, if it does not agree, stating the respects in which it does not agree. A copy of the letter of Marcum Asia CPAs LLP to the SEC, dated June 30, 2025, is attached as Exhibit 99.1 by reference to the Form 6-K filed on June 30, 2025, stating Marcum Asia CPAs LLP agrees with the statements made by the Company.

During the Company’s most recent two fiscal years and the subsequent interim period through June 30, 2025, neither the Company nor anyone on its behalf have consulted with the Enrome LLP on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jayud Global Logistics Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1*	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
2.2	Form of Representative’s Warrant (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on March 16, 2023 (File No. 333-269871))
2.3	Description of Securities (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (File No. 001-41656) filed with the SEC on May 15, 2023)
4.1	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.2	Form of Employment Agreement Between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
4.3	English translation of Share Acquisition Agreement among Shenzhen Jiayuda Logistics Technology Co., Ltd., Jayud Global Logistics Limited, Shenzhen Jiniu International Logistics Co., Ltd. and Guojun Niu dated January 18, 2024 (incorporated by reference to Exhibit 4.3 to our annual report on Form 20-F for the financial year ended December 31, 2023, as amended, initially filed with the SEC on April 26, 2024 (File No. 001-41656))
4.4	2024 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to our report on Form 6-K furnished to the SEC on July 29, 2024 (File No. 001-41656))
8.1*	List of Significant Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on February 17, 2023 (File No. 333-269871))
11.2*	Insider Trading Policies
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Harney Westwood & Riegels
15.2*	Consent of PacGate Law Group
15.3*	Consent of Marcum Asia CPAs LLP
15.4*	Consent of Enrome LLP
16.1	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission, dated June 30, 2025 (incorporated by reference to Exhibit 99.1 of the current report on Form 6-K filed by the Company on June 30, 2025)
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F for the financial year ended December 31, 2023, as amended, initially filed with the SEC on April 26, 2024 (File No. 001-41656))
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Chief Executive Officer

Date: April 20, 2026

JAYUD GLOBAL LOGISTICS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Jayud Global Logistics Limited.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jayud Global Logistics Limited and its subsidiaries (the “Group”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows of the year ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025, and the results of its operations and its cash flows of the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Group’s auditor since 2025.

Singapore

April 20, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jayud Global Logistics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jayud Global Logistics Limited (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity / (deficit) and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the share combination described in Note 17 and Note 24 accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Enrome LLP.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 3, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2020 to 2025.

New York, New York

April 22, 2025

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025
	RMB	RMB	US$
Assets
Current assets
Cash	36,996,422	38,554,840	5,485,266
Restricted cash	103,489	-	-
Accounts receivable, net	38,696,583	67,466,586	9,598,592
Accounts receivable - related parties	249,925	-	-
Contract assets, net	3,441,959	2,700,871	384,258
Prepaid expenses and other current assets, net	33,915,774	48,181,557	6,854,877
Prepaid expenses and other current assets - related parties	6,696,004	6,426,947	914,373
Loan receivable - related parties	-	1,085,703	154,465
Other receivable - related parties	20,273,420	12,315,486	1,752,146
Total current assets	140,373,576	176,731,990	25,143,977

Non-current assets
Long term investments	20,633,148	19,446,437	2,766,680
Property and equipment, net	15,657,880	14,656,085	2,085,148
Intangible assets, net	2,086,712	5,486,877	780,628
Operating right-of-use assets, net	1,881,535	5,838,296	830,625
Deferred tax assets, net	3,733,020	4,243,729	603,763
Total non-current assets	43,992,295	49,671,424	7,066,844
TOTAL ASSETS	184,365,871	226,403,414	32,210,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	10,497,682	22,203,903	3,158,989
Loans payable - related parties	2,233,700	188,147	26,768
Loans payable - shareholders	8,655,800	-	-
Accounts payable - third parties	44,452,581	30,892,306	4,395,104
Accounts payable - related parties	242,734	8,179,282	1,163,681
Contract liabilities	4,080,621	24,067,058	3,424,064
Accrued expenses and other current liabilities	12,084,446	14,541,974	2,068,913
Other payable - related parties	789,560	629,456	89,554
Other payable - shareholders	613,820	-	-
Taxes payable	11,698,309	14,418,114	2,051,291
Operating lease liabilities - current	812,669	2,281,725	324,625
Total current liabilities	96,161,922	117,401,965	16,702,989

Non-current liabilities
Long-term borrowing	-	4,000,000	569,087
Operating lease liabilities – non-current	1,898,004	4,403,452	626,487
Other payables - shareholders -non-current	6,937,500	6,937,500	987,011
Total non-current liabilities	8,835,504	15,340,952	2,182,585
Total liabilities	104,997,426	132,742,917	18,885,574

Commitments and contingencies (Note 22)

Shareholders’ Equity
Class A Ordinary shares (par value of US$0.005 per share;480,000,000 Class A ordinary shares authorized and 1,768,160 Class A ordinary shares issued and outstanding as of December 31, 2024 and 3,165,708 Class A ordinary shares issued and outstanding as of December 31, 2025) *	62,468	111,583	15,875
Class B Ordinary shares (par value of US$0.005 per share; 20,000,000 Class B ordinary shares authorized and 108,192 class B shares issued and outstanding as of December 31, 2024 and 108,192 class B shares issued and outstanding as of December 31, 2025) *	3,368	3,368	479
Additional paid in capital	217,527,319	271,686,122	38,653,273
Statutory reserves	434,047	434,047	61,753
Accumulated deficit	(126,955,513)	(162,556,362)	(23,127,186)
Accumulated other comprehensive loss	(812,156)	(4,663,574)	(663,495)
Total Jayud Global Logistics Limited shareholders’ equity	90,259,533	105,015,184	14,940,699
Non-controlling interests	(10,891,088)	(11,354,687)	(1,615,452)
Total shareholders’ equity	79,368,445	93,660,497	13,325,247
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	184,365,871	226,403,414	32,210,821

*	Retrospectively restated for effect of share combination on September 9, 2025 (see Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Revenues - freight forwarding	342,385,856	321,266,473	327,426,196	46,583,513
Revenues - freight forwarding - related parties	196,575	1,844,714	2,138,150	304,198
Revenues - supply chain management and others	155,285,769	241,277,110	265,306,694	37,745,660
Revenues - supply chain management and others - related parties	-	885,180	5,904,452	840,037
Total revenues	497,868,200	565,273,477	600,775,492	85,473,408

Cost of revenues - freight forwarding	(285,373,033)	(279,595,142)	(247,281,237)	(35,181,146)
Cost of revenues - freight forwarding -related parties	(74,585,237)	(52,003,535)	(63,559,780)	(9,042,764)
Cost of revenues - supply chain management and others	(153,780,562)	(244,843,757)	(93,406,436)	(13,289,100)
Cost of revenue - supply chain management and other -related parties	-	-	(176,400,632)	(25,096,835)
Total cost of revenues	(513,738,832)	(576,442,434)	(580,648,085)	(82,609,845)
Gross (loss) / profit	(15,870,632)	(11,168,957)	20,127,407	2,863,563

Operating expenses
Selling expenses	(11,943,136)	(7,906,030)	(11,518,965)	(1,638,824)
(Provision for) / reversal of credit losses	(18,216,749)	(9,450,681)	1,189,516	169,235
Impairment charges on long-lived assets	(5,648,685)	-	(2,688,244)	(382,461)
Lease termination (loss) / gain	(478,933)	1,945,824	99,388	14,140
Share-based compensation expenses	-	-	(14,005,587)	(1,992,600)
General and administrative expenses	(26,202,413)	(24,456,958)	(30,047,302)	(4,274,884)
Research and development expenses	(1,394,072)	(1,079,023)	(846,054)	(120,370)
Total operating expenses	(63,883,988)	(40,946,868)	(57,817,248)	(8,225,764)
Operating loss	(79,754,620)	(52,115,825)	(37,689,841)	(5,362,201)

Other income/ (expenses)

Other (expenses) / income, net	(931,896)	1,166,476	(486,629)	(69,234)
Foreign exchange (loss) / gain, net	(1,401,573)	(2,914,296)	152,516	21,699
Financial expenses, net	(995,245)	(2,609,622)	(220,339)	(31,348)
Total other expenses, net	(3,328,714)	(4,357,442)	(554,452)	(78,883)

Loss before income tax benefit	(83,083,334)	(56,473,267)	(38,244,293)	(5,441,084)
Income tax benefit	2,807,990	536,227	446,797	63,567
Share of income / (loss) of equity method investees, net of tax	-	427,493	(41,897)	(5,961)
Net loss	(80,275,344)	(55,509,547)	(37,839,393)	(5,383,478)
Less: Net loss attributable to non-controlling interests	(7,698,604)	(5,939,348)	(2,238,544)	(318,482)
Net loss attributable to the Jayud Global Logistics Limited’s ordinary shareholders	(72,576,740)	(49,570,199)	(35,600,849)	(5,064,996)

Net loss	(80,275,344)	(55,509,547)	(37,839,393)	(5,383,478)
Foreign currency translation difference, net of tax	(1,360,107)	729,497	(3,851,418)	(547,948)
Total comprehensive loss	(81,635,451)	(54,780,050)	(41,690,811)	(5,931,426)
Less: total comprehensive loss attributable to non-controlling interest	(7,698,604)	(5,939,348)	(2,238,544)	(318,482)
Total comprehensive loss attributable to Jayud Global Logistics Limited’s ordinary shareholders	(73,936,847)	(48,840,702)	(39,452,267)	(5,612,944)

Net loss per share
Basic and diluted	(173.43)	(85.21)	(15.57)	(2.22)
Weighted average shares*
Basic and diluted	418,490	581,715	2,286,572	2,286,572

*	Retrospectively restated for effect of share combination on September 9, 2025 (see Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

	Class A		Class B		Additional				Accumulated other	Total Jayud Global Logistics Limited	Non-	Total
	Ordinary shares*		Ordinary shares*		paid-in	Subscription	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholder’
	Share	Amount	Share	Amount	capital	receivable	reserves	deficit	loss	(deficit) / Equity	interests	(deficit / equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	271,808	8,830	128,192	4,087	72,691,813	(34,823,000)	4,651,141	(9,025,668)	(181,546)	33,325,657	(2,428,070)	30,897,587
Provision for statutory reserve	-	-	-	-	-	-	(4,148,200)	4,148,200	-	-		-
Net loss	-	-	-	-	-	-	-	(72,576,740)	-	(72,576,740)	(7,698,604)	(80,275,344)
Issuance of new shares - IPO	27,044	957	-	-	38,309,168		-	-	-	38,310,125		38,310,125
Payments to Initial Shareholders	-		-	-	(35,000,000)	-	-	-	-	(35,000,000)	-	(35,000,000)
Funds received from share issued in 2023	-	-	-	-	-	34,823,000	-	-	-	34,823,000	-	34,823,000
Transfer of deferred offering cost upon completion of IPO	-	-	-	-	(15,938,208)	-	-	-	-	(15,938,208)		(15,938,208)
Issuance of warrant	-	-	-	-	360,874	-	-	-	-	360,874		360,874
Capital injection by non-controlling interest	-		-				-	-	-	-	2,450,000	2,450,000
Foreign currency translation	-	-	-	-	-	-	-	-	(1,360,107)	(1,360,107)		(1,360,107)
Balance as of December 31, 2023	298,852	9,787	128,192	4,087	60,423,647	-	502,941	(77,454,208)	(1,541,653)	(18,055,399)	(7,676,674)	(25,732,073)
Provision for statutory reserve	-	-	-	-	-	-	(68,894)	68,894	-	-		-
Net loss	-	-	-	-	-	-	-	(49,570,199)	-	(49,570,199)	(5,939,348)	(55,509,547)
Issuance of Class A ordinary shares by public offering (“F-3”), net of issuance cost	1,000,000	35,946	-	-	70,158,552	-	-	-	-	70,194,498	-	70,194,498
Issuance of Class A ordinary shares by private placements, net of issuance cost	295,866	10,549	-	-	47,458,521	-	-	-	-	47,469,070	-	47,469,070
Issuance of Class A ordinary shares by convertible notes conversion	41,388	1,488	-	-	5,727,229	-	-	-	-	5,728,717	-	5,728,717
Issuance of ordinary shares in connection with asset acquisition	44,397	1,578	-	-	13,727,681	-	-	-	-	13,729,259	748,769	14,478,028
Issuance of ordinary shares in connection with long term investment	67,312	2,389	-	-	19,945,441	-	-	-	-	19,947,830	-	19,947,830
Issuance of new shares for services	345	12	-	-	86,248	-	-	-	-	86,260	-	86,260
Transfer of Class B shares to Class A shares	20,000	719	(20,000)	(719)	-	-	-	-	-	-	-	-
Disposal of subsidiaries (Note 18)	-	-	-	-	-	-	-	-	-	-	1,871,991	1,871,991
Capital injection by non-controlling interest	-		-				-	-	-	-	104,174	104,174
Foreign currency translation	-	-	-	-	-	-	-	-	729,497	729,497	-	729,497
Balance as of December 31, 2024	1,768,160	62,468	108,192	3,368	217,527,319	-	434,047	(126,955,513)	(812,156)	90,259,533	(10,891,088)	79,368,445
Provision for statutory reserve	-	-	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(35,600,849)	-	(35,600,849)	(2,238,544)	(37,839,393)
Issuance of Class A ordinary shares by public offering (“F-3”), net of issuance cost	857,174	30,123	-	-	40,172,208	-	-	-	-	40,202,331	-	40,202,331
Issuance of Class A ordinary shares by exercise of warrants	374	14	-	-	(14)	-	-	-	-	-	-	-
Disposal of subsidiaries (Note 18)	-	-	-	-	-	-	-	-	-	-	18,457	18,457
Share-based compensation	540,000	18,978	-	-	13,986,609	-	-	-	-	14,005,587	-	14,005,587
Capital injection by non-controlling interest	-	-	-	-	-	-	-	-	-	-	1,756,488	1,756,488
Foreign currency translation	-	-	-	-	-	-	-	-	(3,851,418)	(3,851,418)	-	(3,851,418)
Balance as of December 31, 2025	3,165,708	111,583	108,192	3,368	271,686,122	-	434,047	(162,556,362)	(4,663,574)	105,015,184	(11,354,687)	93,660,497
Balance as of December 31, 2025 (US$)		15,875		479	38,653,273	-	61,753	(23,127,186)	(663,495)	14,940,699	(1,615,452)	13,325,247

*	Retrospectively restated for effect of share combination on September 9, 2025 (see Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(80,275,344)	(55,509,547)	(37,839,393)	(5,383,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for / (reversal of) credit losses	18,216,749	9,450,681	(1,189,516)	(169,235)
Lease termination loss (gain)	478,933	(1,945,824)	(99,388)	(14,140)
Depreciation and amortization	1,131,796	750,688	541,558	77,048
Amortization of operating lease right-of-use asset	9,405,893	3,610,106	1,374,121	195,499
Losses from disposal of property, equipment and software	719,165	-	207	29
Impairment losses of property and equipment	2,404,009	-	1,990,126	283,139
Impairment losses of operating lease right-of-use assets	3,244,676	-	698,118	99,322
Share-based compensation expenses	-	-	14,005,587	1,992,600
Service fee settled by share issuance	-	86,260	-	-
Share of (income) / loss of equity method investees, net of tax of nil	-	(427,493)	41,897	5,961
Gain from disposal of subsidiaries	-	(459,116)	(6,574)	(935)
Deferred tax benefit	(2,907,145)	(804,312)	(510,709)	(72,659)
Changes in operating assets and liabilities
Accounts receivable	(19,785,995)	(6,328,191)	(32,229,604)	(4,585,364)
Accounts receivable - related parties	1,676,016	(249,925)	249,925	35,557
Contract assets	2,396,978	(1,622,098)	733,206	104,315
Prepaid expenses and other current asset	(4,838,558)	(20,695,812)	(15,986,322)	(2,274,404)
Prepaid expenses - related parties	(164,858)	(6,701,004)	6,696,004	952,653
Others receivable - related parties	-	(20,148,370)	7,957,934	1,132,190
Refundable deposits	(1,000,000)	767,646	-	-
Accounts payable	21,656,849	4,647,958	(13,560,275)	(1,929,245)
Accounts payable - related parties	(758,726)	(6,423,724)	7,936,548	1,129,147
Contract liabilities	2,788,088	(696,777)	19,986,437	2,843,506
Accrued expenses and other current liabilities	3,268,149	6,533,137	2,588,489	368,269
Other payable - shareholders	(6,307)	576,791	(613,820)	(87,329)
Other payable - related parties	7,316,314	(7,476,155)	(135,073)	(19,217)
Taxes payable	(1,617,237)	11,185,112	2,719,805	386,952
Operating lease liabilities	(7,571,923)	(5,567,814)	(1,306,400)	(185,864)
Net cash used in operating activities	(44,222,478)	(97,447,783)	(35,957,112)	(5,115,683)

Cash flows from investing activities:
Net cash from acquisition of subsidiaries	-	145,605	-	-
Purchase of property, equipment and intangible assets	(4,444,392)	(719,288)	(5,093,001)	(724,590)
Proceeds from disposal of property and equipment	-	-	850	121
Loans to related parties	-	-	(1,153,388)	(164,095)
Collection of loans to related parties	-	-	67,685	9,630
Net cash used in investing activities	(4,444,392)	(573,683)	(6,177,854)	(878,934)

Cash flows from financing activities:
Proceeds from short-term borrowings	31,805,201	33,531,795	37,030,026	5,268,328
Proceeds from a long-term borrowing	-	-	4,000,000	569,087
Repayments of short-term borrowings	(21,001,703)	(48,637,611)	(25,323,561)	(3,602,829)
Repayment of a long-term borrowing	(600,000)	(4,400,000)	-	-
Proceeds from loans provided by shareholders	823,265	23,761,605	-	-
Proceeds from loans provided by related parties	6,000,000	3,738,000	328,147	46,686
Loans repayment to shareholders	-	(15,929,070)	(8,655,800)	(1,231,476)
Loans repayment to related parties	(3,000,000)	(4,504,300)	(2,373,700)	(337,711)
Proceeds from loans provided by third parties	2,833,080	1,900,000	-	-
Loans repayment to third parties	-	(4,733,080)	-	-
Proceeds received from private placements, net of issuance costs	34,823,000	47,469,070	-	-
Proceeds received from F-3 share purchase agreement, net of issuance costs	-	70,194,498	40,202,331	5,719,658
Proceeds received from issuance of convertible notes	-	5,728,717	-	-
Proceeds from shares issued in IPO	38,310,125	-	-	-
Payments for deferred offering costs	(9,251,204)	-	-	-
Payments to Initial Shareholders	(35,000,000)	-	-	-
Capital injection by a non-controlling interest	2,450,000	104,174	1,756,488	249,899
Net cash provided by financing activities	48,191,764	108,223,798	46,963,931	6,681,642

Effect of exchange rate changes	(1,360,107)	292,551	(3,374,036)	(480,030)

Net (decrease) / increase in cash and restricted cash	(1,835,213)	10,494,883	1,454,929	206,995

Total cash and restricted cash at beginning of the year	28,440,241	26,605,028	37,099,911	5,278,271
Total cash and restricted cash at end of the year	26,605,028	37,099,911	38,554,840	5,485,266
Restricted cash at end of the year	501,952	103,489	-	-
Cash at end of the year	26,103,076	36,996,422	38,554,840	5,485,266

Supplemental disclosure of cash flow information:
Income tax paid	2,152,341	198,532	110,526	15,725
Interest expense paid	884,259	1,554,863	477,170	67,888

Supplemental non-cash investing and financing information:
Obtaining right-of-use assets in exchange for operating lease liabilities	441,168	2,272,088	5,201,567	740,036
Operating lease right-of-use assets derecognized upon lease termination	-	5,772,982	-	-
Issuance of new shares for long term investments	-	19,947,830	-	-
Issuance of new shares for assets acquisition	-	14,478,028	-	-
Issuance of new shares for convertible debentures	-	5,728,717	-	-
Issuance of warrant as share issue cost	360,874	-	-	-

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

As of December 31, 2025, the details of the Company’s subsidiaries are as follows. All subsidiaries of the Group are all owned by the Company through equity investment.

Entity	Controlled by	Date of Incorporation / Acquisition	Place of incorporation	Percentage of direct ownership	Principal activities
Jayud Global Logistics (Hong Kong) Limited (“JYD HK”)	Jayud	June 24, 2022	Hong Kong	100%	Wholly foreign owned enterprise
Joyed Logistics Services Inc. (“JYD US”)	Jayud	April 25, 2023	U.S.A.	100%	Freight forwarding
Shenzhen Jayud Logistics Technology Co., Ltd (“JYD WLKJ”)	JYD HK	July 23, 2015	PRC	100%	Freight forwarding
Hongkong Jayud International Logistics Company Limited (“JYD HKGJHY”)	JYD HK	December 31, 2017	Hong Kong	100%	Agent service
HK XINYX Technology Limited (“HK XYX”)	JYD HK	September 6, 2023	Hong Kong	100%	International trading
HK (FASTFLY) International Logistics Co., Limited (“FASTFLY”)	JYD HK	April 2, 2024	Hong Kong	51%	Freight forwarding
Yukon Flooring Bellaire LLC (“YFB”)	JYD US	October 25, 2024	U.S.A.	95%	Warehousing
Shenzhen Jia Yu Da International Logistics Co., Ltd. And its Tianjin Branch (“JYD SZGJHY”)	JYD WLKJ	June 19, 2011	PRC	100%	Freight forwarding
Shenzhen Jia Yu Da Trading Co., Ltd. (“JYD SM”)	JYD WLKJ	September 18, 2009	PRC	100%	International trading
Shenzhen Jiayuda Customs Declaration Co., Ltd. (“JYD BG”)	JYD WLKJ	September 14, 2015	PRC	100%	Customs brokerage
Shenzhen Xin Yu Xiang Import & Export Co., Ltd. (“JYD XYX”)	JYD WLKJ	October 26, 2011	PRC	100%	International trading
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd (“JYD RHTD”)	JYD XYX	July 31, 2023	PRC	51%	International trading
Shenzhen Jiayuda Global Supply Chain Co., Ltd. (“JYD HQ”)	JYD WLKJ	April 23, 2014	PRC	100%	Freight forwarding
Sky Pacific Logistics HK Company Limited (“TPYHK”)	JYD HQ	March 2, 2016	Hong Kong	67%	Agent service
Shenzhen Jiayuda E-Commerce Technology Co., Ltd (“JYD DS”)	JYD WLKJ	April 1, 2021	PRC	100%	Freight forwarding
Nanjing Jiayuda Logistics Co., Ltd. And its Nantong Branch, and Xiamen Branch (“JYD NJWL”)	JYD WLKJ	February 12, 2018	PRC	100%	Freight forwarding
Shaanxi JiaYuda Supply Chain Management Co., Ltd. (“JYD SXGYL”)	JYD WLKJ	March 27, 2018	PRC	100%	Freight forwarding
Shenzhen Jayud Yuncang Technology Co., Ltd. (“JYD YCKJ”)	JYD WLKJ	July 25, 2022	PRC	52%	Warehousing
Shenzhen JNT International Logistics Co.,Ltd (“JNT”)	JYD WLKJ	January 18, 2024	PRC	51%	Freight forwarding
Ezhou Jayud Logistics Technology Co.,Ltd (“EZ WLKJ”)	JYD HK	August 23, 2024	PRC	100%	Freight forwarding
EZhou Jayud International Logistics Co., Ltd. (“EZ GJHY”）	EZ WLKJ	September 2, 2024	PRC	51%	Freight forwarding
LabelBridge Logistics LLc (“LB”)	JYD US	July 28, 2025	U.S.A.	55%	Warehousing
Shenzhen Xinyuxiang Aviation Technology Co., Ltd. (“Xinyuxiang”)	JYD WLKJ	August 11, 2025	PRC	51%	Freight forwarding

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

Translation adjustments arising from these are reported as foreign currency translation adjustments RMB1,360,107, RMB729,497 and RMB3,851,418 (US$547,948) for the years ended December 31, 2023, 2024 and 2025, respectively and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing the index rates stipulated by the Bank of China:

USD against RMB	December 31, 2023	December 31, 2024	December 31, 2025
Year-end spot rate	USD1=RMB7.0827	USD1=RMB7.1884	USD1=RMB7.0288
Average rate	USD1=RMB7.0456	USD1=RMB7.1162	USD1=RMB7.1389

HKD against RMB	December 31, 2023	December 31, 2024	December 31, 2025
Year-end spot rate	HKD1=RMB0.9056	HKD1=RMB0.9249	HKD1=RMB0.9032
Average rate	HKD1=RMB0.8999	HKD1=RMB0.9120	HKD1=RMB0.9160

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in exchange gains/(losses) on the consolidated statements of income and comprehensive income. The Group recognized foreign currency exchange losses of RMB1,401,573 and RMB2,914,296 for the years ended December 31, 2023 and 2024, respectively, and a foreign currency exchange gain of RMB152,516 (US$21,699) for the year ended December 31, 2025, primarily attributable to fluctuations in foreign exchange rates.

(e) Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB7.0288 on December 31, 2025, representing the middle rate as set forth in the statistical release of the Bank of China as of December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

In 2024, the Group acquired interests in three companies in the United States. Because of the acquisition, the Group operated and reviewed its performance in two segments starting from 2024: (i) PRC and Hong Kong, and (ii) U.S.A. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reporting segment’s revenues, costs, gross profit.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(g) Cash and Restricted Cash

Cash consists of cash in bank. The Group maintains cash with various financial institutions primarily in China. As of December 31, 2024 and 2025, balances of cash were RMB36,996,422 and RMB38,554,840 (US$5,485,266), respectively. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

In 2023, restricted cash represents Demand Bank Guarantee for an international express company. Under the Demand Bank Guarantee, the Group need to deposit RMB500,000 into the bank account in the Bank of China and the cash deposited is restricted for use to make the payments to the international express company under the two-year Air Freight Agency Agreement between the Group and the express company. The term of the Demand Bank Guarantee is from March 2022 to January 2024. In January 2024, RMB501,952 was released, which consisted of principal of RMB500,000 and accumulated interests of RMB1,952.

As of December 31, 2024, the restricted cash balance was RMB103,489, representing the frozen funds due to a lawsuit. The restriction was removed in January 2025. There was no restricted cash as of December 31, 2025.

(h) Accounts receivable, net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. The credit terms are generally between 30 to 60 days.

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, and are due on demand. The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. An allowance for credit losses is recorded in the period when a loss is probable based on an assessment of specific evidence indicating collection is unlikely, historical bad debt rates, accounts aging, financial conditions of the customer and industry trends. Starting from January 1, 2023, the Group adopted ASU No.2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and 2025, the Group record allowance for credit loss of RMB19,102,954 and RMB22,371,073 (US$3,182,773) against accounts receivable, respectively.

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

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income and other comprehensive income in other income or expenses. See Note 6 - Property and Equipment, net in the Notes to Consolidated Financial Statements for additional information related to the impairment charge for the years ended December 31, 2023, 2024 and 2025.

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

(k) Long-term investments

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

(l) Impairment of long-lived assets

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

During the years ended December 31, 2023, 2024 and 2025, there was a triggering event of negative cash flows and operating losses at the freight forwarding and warehousing assets group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360, regarding the long-lived assets, management of the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group’s property and equipment and ROU assets mainly included land and warehouse building, machinery, equipment, vehicles, and operating office and warehouse leases. For the year ended 2024, no impairment were recognized based on the management’s assessment. For the years ended 2023 and 2025, the Group recognized an impairment charge of RMB2.4 million and RMB2.0 million (US$0.3 million), respectively, against the property and equipment, RMB3.2 million and nil, respectively, against the right-of-use (ROU) assets for the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value.

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

(n) Fair value measurement

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

Financial assets and liabilities of the Group primarily consisted of cash, restricted cash, accounts receivable, amounts due from related parties, loan receivable, other receivables, long term investments, short-term borrowings, accounts payable, amounts due to related parties, loan payable, other payables, and long-term borrowings. As of December 31, 2024 and 2025, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

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

(o) Revenue recognition

Substantially all of the Group’s revenues are from contracts associated with freight forwarding services domestically and internationally. Additionally, the Group provides supply chain management to customers, by exploiting its advantages in global supply chain services.

The following table identifies the disaggregation of the Group’s revenue for the years ended December 31, 2023, 2024 and 2025, respectively:

	FY 2023		FY 2024		FY 2025
Revenue Categories	(RMB)%		(RMB)%		(RMB)	(US$)%
Type A: Freight forwarding services	342,582,431	68.8%	323,111,187	57.2%	329,564,346	46,887,711	54.9%
- Integrated cross-border logistics	219,651,690	44.1%	202,938,808	35.9%	229,926,612	32,712,072	38.3%
- Fragmented logistics	91,825,049	18.4%	101,450,687	18.0%	72,603,910	10,329,489	12.1%
- Chartered airline freight services	28,210,531	5.7%	13,524,979	2.4%	8,382,632	1,192,612	1.4%
- Warehouse services	2,895,161	0.6%	5,196,713	0.9%	18,651,192	2,653,538	3.1%
Type B: Supply chain management	152,630,138	30.7%	238,082,118	42.1%	264,261,031	37,596,892	44.0%
- International trading in relation to supply chain management	152,544,744	30.7%	238,081,468	42.1%	264,261,031	37,596,892	44.0%
- Agent services	85,394	-%	650	-%	-	-	-%
Type C: Other services	2,655,631	0.5%	4,080,172	0.7%	6,950,115	988,805	1.1%
- Customs brokerage	2,544,116	0.5%	4,080,172	0.7%	4,645,107	660,868	0.8%
- Software development	111,515	-%	-	-%	-	-	-%
- Integrated station and customs services	-	-%	-	-%	2,305,008	327,937	0.3%
Total	497,868,200	100.0%	565,273,477	100.0%	600,775,492	85,473,408	100.0%

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025, respectively.

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	RMB	RMB	RMB	US$
Point in time	158,069,415	242,162,290	268,906,138	38,257,759
Over time	339,798,785	323,111,187	331,869,354	47,215,649
Total revenue	497,868,200	565,273,477	600,775,492	85,473,408

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition (cont.)

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o) Revenue recognition (cont.)

Type C: Other value-added services

The Group also provides customs brokerage services, logistics-related software development services, and integrated station and customs services.

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

The Group also provides integrated station and customs services to customers, including access to the logistics hub, customs inspection, and cargo handling. Customers are charged a fixed monthly fee for these services. Revenue from these services is recognized over time on a straight-line basis over the service period, as the Company satisfies its performance obligation to provide access to and use of the logistics hub along with the bundled services.

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

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period:

	2023	2024	2025
	RMB	RMB	RMB	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:	1,989,310	4,259,197	3,075,355	437,536

Contract assets, net were RMB2,023,221, RMB3,441,959 and RMB2,700,871 (US$384,258) as of December 31, 2023, 2024 and 2025, respectively. Allowance for credit losses related to contract assets were RMB39,847, RMB203,360 and RMB251,089 (US$35,723) as of December 31, 2023, 2024 and 2025, respectively. Contract liabilities related to advance payments from customers were RMB4,777,398, RMB4,080,621 and RMB24,067,058 (US$3,424,064) as of December 31, 2023, 2024 and 2025, respectively.

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

(p) Cost of revenues

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

(q) Selling expenses

Selling expenses mainly consist of (i) employee payroll and commission, (ii) advertising and marketing expenses, and (iii) rental and depreciation related to selling and marketing functions.

(r) Advertising expenses

Advertising expenses amounted to RMB1,316,881, RMB1,111,500 and RMB1,257,676 (US$178,932) for the years ended December 31, 2023, 2024 and 2025, respectively. Advertising costs are expensed as incurred and included in selling and marketing expenses.

(s) General and administrative expenses

General and administrative expenses mainly consist of (i) employee payroll, rental and depreciation related to general and administrative personnel, (ii) professional service fees, (iii) share-based compensation, and (iv) other corporate expenses.

(t) Research and development expenses

Research and development expenses mainly consist of (i) employee payroll, (ii) lease expenses, and (iii) depreciation expense for experimental facilities and other daily expenses related to the Group’s research and development activities.

(u) Financial expenses, net

Financial expenses, net mainly consist of (i) interest expenses, (ii) foreign exchange gain or loss, and (iii) bank charges. The Group incurred interest expenses, net of RMB995,162, RMB2,609,622 and RMB220,339 (US$31,348) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group recognized foreign currency exchange losses of RMB1,401,573 and RMB2,914,296 for the years ended December 31, 2023 and 2024, respectively, and a foreign currency exchange gain of RMB152,516 (US$21,699) for the year ended December 31, 2025.

(v) Deferred offering costs and share issuance costs

Deferred offering costs and share issuance costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the offerings. Should the offerings prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to expenses. Deferred offering costs of RMB15,938,208 were transferred into additional paid in capital after the Group completed its IPO in 2023 and share issuance costs of RMB1,698,382 were transferred into additional paid in capital after the Group completed its financing in 2024, respectively. Deferred offering costs of RMB2,796,401 (US$397,849) were transferred into additional paid in capital after the Group completed its financing in 2025.

(w) Non-controlling interests

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(x) Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated employee benefit plan. The Group is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as costs and expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB2,575,438, RMB3,525,169 and RMB2,944,348 (US$418,898) for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the outstanding social insurance plan contributions payable were RMB1,843 and RMB15,001 (US$2,134), respectively.

(y) Leases

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

The Group as lessee

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

(y) Leases (cont.)

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

During the years ended December 31, 2024 and 2025, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the Group’s long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. Therefore, no impairment charges were recorded as of December 31, 2024 and 2025. For the year ended December 31, 2023, the Group recognized an impairment charge within operating expenses of RMB3.2 million against ROU by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. Key assumptions utilized in the determination of fair value include discount rate, expected future cash flows and working capital requirements. While the Group believes the expectations and assumptions about the future are reasonable, they are inherently uncertain.

The Group as lessor

Leases, including subleases, for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the lease is classified as a finance lease. All other leases are classified as operating leases. When the lease is classified as an operating lease, rental income arising is accounted for on a straight-line basis in the Group income statement. When the lease is classified as a finance lease, the Group’s interest in the lease is derecognized and is replaced by a finance lease receivable. Any difference between those amounts is recognized in the Group income statement.

The Group acts as an intermediate lessor in certain sublease arrangements. The Group entered into sublease agreements to lease its warehouses to several third parties for short-term periods of less than 12 months. These subleases are classified as operating leases, and the related rental income is recognized on a straight-line basis over the respective lease terms.

(z) Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions for the years ended December 31, 2023, 2024 and 2025, respectively.

Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2023, 2024 and 2025, respectively.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(aa) Value added tax (“VAT”)

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

The PRC VAT rate is 0%, 1%, 6% and 9% for taxpayers providing logistics services and 13% for product sales for the years ended December 31, 2023, 2024 and 2025.  The Notice of Ministry of Finance (“MOF”) and State Administration of Taxation (“SAT”) on the Adjustment to VAT Rates, promulgated on April 4, 2018 and effective as of May 1, 2018, adjusted the applicative rate of VAT. The deduction rates of 17% and 11% applicable to the taxpayers who have VAT taxable sales activities or imported goods are adjusted to 16% and 10%, respectively. For the export goods to which a tax rate of 17% was originally applicable and the export rebate rate was 17%, the export rebate rate is adjusted to 16%. For the export goods and cross-border taxable activities to which a tax rate of 11% was originally applicable and the export rebate rate was 11%, the export rebate rate is adjusted to 10%.

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

(ab) Share-based compensation

Share-based awards granted to eligible employees, officers and directors, including unvested shares, are measured at fair value on grant date and are classified as equity awards in accordance with ASC 718, Compensation-Stock Compensation. Share-based awards are measured at the grant date fair value of the shares granted.

For shares with performance conditions, the Group would recognize compensation cost if and when it concludes that it is probable that the performance condition will be achieved. The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

The Group’s share-based awards primarily consist of restricted share awards, the details of which are disclosed in Note 16. The fair value of restricted shares granted is determined based on the fair value of the underlying ordinary shares of JYD on the grant date, which is based on the quoted market price of JYD’s ordinary shares on the Nasdaq Global Market.

(ac) Loss per share

The Group computes loss per Class A and Class B ordinary share in accordance with ASC 260-10 Earnings Per Share: Overall, using the two class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As the liquidation and dividend rights are identical, the net incomes are allocated on a proportionate basis.

Basic EPS is measured as net loss divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024, and 2025, there were no dilutive shares.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(ad) Comprehensive loss

Comprehensive loss is defined as the increase in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive loss included net loss and foreign currency translation adjustments that are presented in the consolidated statements of comprehensive loss.

(ae) Statutory reserves

The Group’s PRC subsidiaries are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Group is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by corresponding PRC subsidiaries in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends. The statutory reserve were RMB434,047 and RMB434,047 (US$61,753) as of December 31, 2024 and 2025, respectively.

(af) Contingencies

From time to time, the Group may become involved in litigation relating to claims arising in the ordinary course of the business. There are no claims or actions pending or threatened against the Group that, if adversely determined, would in the Group’s management’s judgment have a material adverse effect on the Group.

(ag) Concentration of risks

Concentration of Credit Risks

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and accounts receivable. The Group places its cash with financial institutions with high credit ratings and quality. As of December 31, 2024 and 2025, RMB36,996,422 and RMB38,554,840 (US$5,485,266) of the Group’s cash were on deposit at financial institutions in the PRC, respectively.

The Group has a concentration of its account receivables and revenues with specific customers. As of December 31, 2024, one customer accounted for 19.7% of accounts receivable. As of December 31, 2025, no customer accounted for more than 10% of the total accounts receivable balance. For the year ended December 31, 2023, two customers accounted for approximately 12.3% and 12.2% of the total revenue, respectively. For the year ended December 31, 2024, one customer accounted for approximately 12.7% of the total revenue. For the year ended December 31, 2025, one customer accounted for approximately 11.0% of the total revenue.

(ag) Concentration of risks (cont.)

Concentration of Credit Risks (cont.)

The Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for credit loss based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented.

The Group also has a concentration of its account payables and purchases with specific suppliers. As of December 31, 2024, one supplier accounted for 36.1% of the total accounts payable balance. As of December 31, 2025, one supplier accounted for 18.2% of the total accounts payable balance. For the year ended December 31, 2023, three suppliers accounted for 12.1%,11.7% and 11.0% of the total purchases, respectively. For the year ended December 31, 2024, one supplier accounted for 24.8% of the total purchases. For the year ended December 31, 2025, two suppliers accounted for 30.4% and 10.4% of the total purchases.

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

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Interest Rate Risk

The Group’s interest-rate risk arises from bank borrowings. As of December 31, 2024 and 2025, the borrowing interest rates were at the range of 2.9% to 6.5%. Interest rate risk is the risk that the fair value of future cash flows of the Group’s financial instruments will fluctuate because of the change in market interest rates. The Group’s exposure to interest rates risk arises mainly from its interest-bearing financial liabilities. The Group periodically reviews its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for the one-year revolving credit loan borrowed from Bank of Ningbo. The Group does not utilize interest rate derivatives to minimize its interest rate risk.

(ah) Asset acquisition

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

(ai) Business combinations

Business combinations are recorded using the acquisition method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive loss. Refer to Note 23 Business combinations.

(aj) Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Group adopted ASU 2023-09 effective January 1, 2025. The adoption did not have a material impact on the Group’s consolidated financial statements and related disclosures.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently Issued Accounting Pronouncements

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

In January 2025, the Financial Accounting Standards Board (“FASB”) updated 2025-01: Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. Public business entities must adopt the guidance in Update 2024-03 for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The update clarifies that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The Group is evaluating the impact the updated guidance will have on its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606, Revenue from Contracts with Customers (“ASC 606”) by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for the Company for its for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact ASU 2025-05 will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

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

The Group has incurred a net loss of RMB55,509,547 with negative operating flows of RMB97,447,783 for the year ended December 31, 2024. As of December 31, 2024, there is accumulated deficit of RMB126,955,513. The Group has net working capital of RMB44,211,654 as of December 31, 2024. The Group has funded its operations and capital needs primarily through the net proceeds received from issuance of new shares, loans from banks, shareholders and related parties. During the year ended December 31, 2024, the Group obtained proceeds of approximate RMB123.4 million from equity financing and approximate RMB62.9 million from debt financing.

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

For the year ended December 31, 2025, the Group incurred a net loss of RMB37,839,393 (US$5,383,478) and experienced negative operating cash flows of RMB35,957,112 (US$5,115,683). As of December 31, 2025, the Group had an accumulated deficit of RMB162,556,362 (US$23,127,186). These conditions initially raised substantial doubt about the Group’s ability to continue as a going concern.

As of December 31, 2025, the Group had net working capital of RMB59,330,025 (US$8,440,988) and cash and cash equivalents of RMB38,554,840 (US$5,485,266). During the year ended December 31, 2025, the Group received approximately RMB40.2 million (US$5.7 million) from equity financing and approximately RMB41.4 million (US$5.9 million) from debt financing. Subsequent to December 31, 2025, on March 13, 2026, the Group entered into a share purchase agreement with certain accredited investors to issue and sell 5,025,000 Class A ordinary shares at US$1.34 per share in a registered direct offering, resulting in gross proceeds of approximately RMB47.3 million (US$6.73 million), before deducting related offering expenses.

In addition, management intends to continue implementing measures to improve liquidity and operating performance, including: (1) expanding the customer base and strengthening credit management in freight forwarding and supply chain management operations; (2) improving profitability through more restrictive vendor controls; (3) strictly controlling and reducing general and administrative expenses; (4) obtaining financing from certain shareholders in the form of long-term loans; (5) obtaining additional equity financing through the issuance of new shares; and (6) seeking additional credit facilities.

Based on management’s evaluation of the conditions existing as of December 31, 2025, together with the expected effectiveness of completed and planned financing actions, management has concluded that the Group has sufficient liquidity to meet its obligations as they become due for a period of at least one year from the date the consolidated financial statements are available to be issued. Accordingly, management has determined that the substantial doubt about the Group’s ability to continue as a going concern has been alleviated as of December 31, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Accounts receivable	57,799,537	89,837,659	12,781,365
Allowance for credit losses related to accounts receivable	(19,102,954)	(22,371,073)	(3,182,773)
Total accounts receivable, net	38,696,583	67,466,586	9,598,592

The movement of allowance of credit losses is as follows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Beginning balance	10,196,104	19,102,954	2,717,812
Addition	13,678,040	3,446,953	490,404
Reversal	(4,764,444)	-	-
Write off	(6,746)	(178,834)	(25,443)
Ending balance	19,102,954	22,371,073	3,182,773

The Group recorded credit losses of RMB9,417,342, RMB8,913,596 and RMB3,446,953 (US$490,404) for the years ended December 31, 2023, 2024 and 2025, respectively. The Group had written off RMB406,566, RMB6,746 and RMB178,834 (US$25,443) in credit losses for the years ended December 31, 2023, 2024 and 2025, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Deposits (a)	19,287,912	18,937,745	2,694,307
Loan & interest receivable (b)	4,421,999	13,198,674	1,877,799
Rental receivables (c)	1,130,000	6,712,060	954,937
Advanced to suppliers (d)	13,824,412	6,277,408	893,098
Prepaid VAT and other taxes	3,961,477	5,369,810	763,973
Tax/expenses paid on behalf of clients	219,635	320,009	45,528
Other receivables (e)	377,511	2,006,200	285,426
	43,222,946	52,821,906	7,515,068
Allowance for credit losses related to prepaid expenses and other current assets	(9,307,172)	(4,640,349)	(660,191)
Total prepaid expenses and other receivables, net	33,915,774	48,181,557	6,854,877

(a)	The balance mainly represents the current refundable operational deposits for lease, chartered airline and cargo space reservation to vendors.

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (Cont.)

(b)

The balance mainly represents the principal and interests of the loan to Shenzhen Expecs Technology Co., Ltd. (“Expecs”).

In May 2022, the Group entered into a term sheet with an intention to acquire Expecs, which is engaged in the inspection assistance services for China Customs and customs brokerage service. The Group prepaid RMB3.6 million for the planned acquisition during 2022. In July 2023, the Group and Expecs signed a loan agreement and the prepayment became a one-year short term loan. As of December 31, 2024, the Group assessed that this loan was not recoverable and fully provided for the outstanding balance.

In addition, the Group signed share purchase agreement in December 2023 and agreed to invest RMB4.5 million for 13.5% of the interest of Expecs before June 30, 2024. As of December 31, 2025, the Group has not made the investment payment, and has decided to terminate the share purchase agreement.

During 2025, the Group extended a series of loans to Expecs. Among them, RMB4,610,000 (US$655,873) were interest-free and are repayable on or before June 30, 2026. The remaining RMB3,500,000 (US$497,951) bear interest at an agreed annual rate equal to two times the Loan Prime Rate (“LPR”) and are repayable within one year from the respective lending dates.

On September 1, 2025, the Group entered into a letter of intent with Expecs in connection with a proposed asset acquisition and reached a preliminary agreement on the purchase consideration of approximately RMB26.8 million (US$3.8 million). Pursuant to the letter of intent, the purchase consideration will take into account the funds previously lent by the Group to Expecs. The Group has engaged an independent third-party valuation firm to perform a valuation of the target assets, and the valuation report has been formally issued on April 10, 2026. In addition, access to Expecs’ system is necessary for the Group to operate its newly launched integrated station and customs services in accordance with customs regulatory requirements. Based on the current status of negotiations and related arrangements, management believes that the proposed transaction is likely to be consummated. The definitive acquisition agreement is expected to be executed on or before June 30, 2026.

During the years ended December 31, 2023 and 2024, the Group determined that the loan to Expecs was not fully recoverable. Accordingly, the Group recorded provisions for credit losses of RMB3,845,273 and RMB576,726, respectively, representing the full outstanding balance of the loan, including accrued interest. In light of the subsequent progress in the proposed asset acquisition, as well as management’s reassessment of the recoverability of the outstanding balance, the Group reversed the previously recognized allowance for credit losses of RMB4,421,999 (US$629,126) during the year ended December 31, 2025.

(c)	The balance mainly represents rental receivables arising from the subleasing of three warehouses that the Company leases from a third party. The amount mainly relates to rental income for the period from July to December 2025. As of December 31, 2025, the Group decided to terminate the head leases and related subleases for two of the warehouses. As of the issuance of the consolidated financial statements, the Group has collected RMB2,049,020 (US$291,518), with an outstanding balance of RMB4,663,040 (US$663,419) remaining to be collected.

(d)

The balance mainly represents the advance payments made for international trading business, chartered airlines freight services.

In 2025, Hongkong Boyatong Supply Chain Management was reclassified as a related party due to its shareholding exceeding 5%. Please refer to Note 20 for further details.

(e)	The balance mainly represents the prepaid rent and miscellaneous expenses and some advances to employees for routine business or travel needs.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (Cont.)

The movement of allowance of credit losses is as follows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Beginning balance	8,973,447	9,307,172	1,324,148
Addition	592,178	5,000	711
Reversal	(258,453)	(4,661,999)	(663,271)
Write off	-	(9,824)	(1,397)
Ending balance	9,307,172	4,640,349	660,191

The Group recorded credit losses of RMB8,761,236 and RMB333,725 for the years ended December 31, 2023 and 2024, respectively, and recognized recoveries of credit losses of RMB4,656,999 (US$662,560) for the year ended December 31, 2025. For the years ended December 31, 2023, 2024 and 2025, the Group had written off RMB25,493, nil and RMB9,824 (US$1,397) in credit losses, respectively.

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Buildings	13,744,221	13,439,066	1,912,000
Electronic equipment	2,116,562	3,747,191	533,120
Motor vehicles	1,485,841	1,485,841	211,393
Machinery	1,238,050	1,276,576	181,621
Land	912,927	892,658	127,000
Other equipment	1,472,880	1,032,078	146,835
Subtotal	20,970,481	21,873,410	3,111,969
Less: accumulated depreciation	(3,564,579)	(3,784,379)	(538,410)
	17,405,902	18,089,031	2,573,559
Less: impairment charges	(1,748,022)	(3,432,946)	(488,411)
Property and equipment, net	15,657,880	14,656,085	2,085,148

Depreciation expense was RMB881,076, RMB538,528 and RMB219,800 (US$31,271) for the years ended December 31, 2023, 2024 and 2025, respectively.

On October 25, 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“Yukon”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares as consideration for the acquisition. Since the only assets of Yukon is the warehouse and the land, therefore, substantially all of the fair value concentrated in this group of assets. In addition, it does not have any employees or operations other than the ownership of the properties, the acquisition is considered an asset acquisition. The Group recorded the fair value of the asset as its initial carry amount. The fair value of the assets determined by a third party appraiser is RMB14,657,148 at the date of the acquisition.

The Group identifies its property and equipment into two assets groups based on their location: US and PRC since they are independent to each other in terms of revenue generation and cash flows. During the year ended December 31, 2025, there was a triggering event of negative operating cash flows and operating losses in US asset group level and PRC asset group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360 the Group performed recoverability tests for its long-lived assets. For the PRC asset group, the Group conducted an undiscounted cash flow analysis and concluded that the carrying amount of the asset group was recoverable. For the US asset group, the Company engaged an independent third-party valuation specialist to determine the fair value of the asset group. Based on the valuation, the fair value of the US asset group was approximately RMB11.7 million (US$1.7 million), which was lower than its carrying value. Accordingly, the Company recognized an impairment loss of approximately RMB2.0 million (US$0.3 million) for the year ended December 31, 2025, based on management’s assessment.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY AND EQUIPMENT, NET (Cont.)

During the year ended December 31, 2024, there was no impairment indicator for US assets group since they were evaluated closed to year end of 2024. However, there was a triggering event of negative operating cash flows and operating losses in PRC asset group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable for the year ended December 31, 2024. No impairment charges was recorded for the year ended December 31, 2024 based on the management’s assessment. For the year ended December 31, 2023, the Group recognized an impairment charge within operating expenses of RMB2.4 million against the property and equipment by the amount by which the carrying value of the asset group’s long-lived assets exceeded their estimated fair value. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Group believe the expectations and assumptions about the future are reasonable, they are inherently uncertain.

7. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Software	2,400,217	6,122,140	871,008
Less: accumulated depreciation	(313,505)	(635,263)	(90,380)
Intangible assets, net	2,086,712	5,486,877	780,628

Amortization expense was RMB250,720, RMB212,160 and RMB321,758 (US$45,777) for the years ended December 31, 2023, 2024 and 2025, respectively.

During the years ended December 31, 2023, 2024 and 2025, there was a triggering event of negative cash flow and operating losses at the freight forwarding and warehousing asset group level that indicated the carrying amounts of the Group’s long-lived assets may not be recoverable. In accordance with ASC 360, with regard to the long-lived assets, the Group performed an undiscounted cash flow analysis and concluded that the carrying value of the asset group was recoverable. Based on the management’s assessment, no impairment charges were recognized during the years ended December 31, 2023, 2024 and 2025. Key assumptions utilized in the determination of far value include expected future cash flows and working capital requirements. While the Group believe the expectations and assumptions about the future are reasonable, they are inherently uncertain.

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

In accordance with ASC 321, the Group elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2024 and 2025, the carrying amount of the Group’s equity investments accounted for using the alternative measurement was RMB702,961 and RMB687,354 (US$97,791). For the year ended December 31, 2024, the investment was remeasured based on management’s assessment, and no impairment was recognized. For the year ended December 31, 2025, the Group reassessed the investment and recognized a full impairment loss based on management’s evaluation. Total unrealized and realized gains and losses of equity securities without readily determinable fair values for the years ended December 31, 2024 and 2025 was nil.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LONG TERM INVESTMENTS (Cont.)

Equity investments accounted for using equity method

On October 21, 2024, the Group acquired a 20% equity interest in HYTX Warehouse No.3 LLC (“Warehouse No.3”) by issuing 1,680,016 Class A ordinary shares as consideration. Warehouse No.3 operates an approximate 70,000 square-foot warehouse located in California. The fair value of the consideration was RMB9,860,092 (US$1,402,813) based on the closing price at the acquisition date.

On October 21, 2024, the Group acquired a 49% stake in HYTX Warehouse No.10 LLC (“Warehouse No.10”) by issuing 1,568,457 Class A ordinary shares as consideration. Warehouse No.10 operates a 43,000 square-foot warehouse located in California. The fair value of the consideration was RMB9,205,352 (US$1,309,662) based on the closing price at the acquisition date.

The Group recorded its share of income of RMB201,917 from Warehouse No.3 and RMB229,914 from Warehouse No.10 for the year ended December 31, 2024, respectively. The Group recorded its share of income of RMB232,456 (US$33,072) from Warehouse No.3 and a loss of RMB273,707 (US$38,941) from Warehouse No.10 for the year ended December 31, 2025, respectively. For the years ended December 31, 2024 and 2025, no impairment losses were recorded for these equity investments accounted for using equity method.

None of equity method investments was considered individually material for the years ended December 31, 2024 and 2025. For the year ended December 31, 2024, as the aggregate carrying amount of equity method investments exceeded 10% of the Group’s total assets, the Group has presented summarized unaudited condensed financial information of these investments on a combined basis in accordance with Rule 4-08 of Regulation S-X:

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

For the year ended December 31, 2025, the aggregate carrying amount of equity method investments did not exceed 10% of the Group’s total assets; accordingly, such summarized information is not required and has not been presented.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. SHORT-TERM BORROWINGS

Short-term borrowings represent amounts due to various banks normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. The balance of short-term borrowings consists of the following:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Industrial and Commercial Bank of China (a)	6,990,000	10,690,000	1,520,885
Bank of China Shenzhen Dafen Branch (b)	-	5,000,000	711,359
Bank of Ningbo (c)	3,507,682	3,513,903	499,929
Bank of China Shenzhen Longhua Branch (d)	-	3,000,000	426,816
Total	10,497,682	22,203,903	3,158,989

(a)

On March 15, 2020, JYD HQ initially entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”) for a loan of RMB3,000,000 with a half-year term with an annual interest rate of 4.65%. The loan is subject to repayment and is eligible for renewal every six month. In March 2024, the loan was fully repaid and JYD HQ entered into a new loan agreement for a loan of RMB3,000,000 with one year term and annual interest rate of 4.25%, due in March 2025. The loan was further renewed for another year in March 2025 with annual interest rate of 3.9%.

In June 2024, JYD DS entered into a series of loan agreements with ICBC for a loan of RMB 3,000,000 with annual interest rate of 4.25%, due in May 2025. During the year ended December 31, 2024, RMB10,000 was repaid and RMB2,990,000 was outstanding as of December 31, 2024. The loans were renewed for another year in May 2025 with annual interest rate of 3.8%.

In July 2024, JYD BG entered into a loan agreement with ICBC for a loan of RMB1,000,000 with annual interest rate of 4.25%, due in May 2025. The loan was fully repaid when it was due in 2025.

In January 2025, JYD NJWL entered into a loan agreement with ICBC for a loan of RMB4,700,000 (US$668,677) with an annual interest rate of 3.1%. The loan was not collateralized, and was guaranteed by JYD WLKJ, the legal representative of JYD NJWL and his wife. The loan was originally due in January 2026. On December 26, 2025, the loan was renewed for an additional one-year term at the same annual interest rate of 3.1%.

(b)	On September 30, 2025 and November 19, 2025, JYD WLKJ obtained two loans from Bank of China, Shenzhen Dafen Branch, in the principal amounts of RMB3,000,000 (US$426,815) and RMB2,000,000 (US$284,544), respectively. The loans bear interest at an annual rate of 2.90%, mature within one year, and are unsecured and are guaranteed by the legal representative of JYD WLKJ.

(c)

On November 14, 2023, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD1,000,000 with an annual interest rate of 6.5%. The loan was guaranteed by JYD WLKJ and was not secured by any collateral. The loan was fully repaid when it is due in November 2024.

On November 15, 2024, JYD NJWL entered into a one-year revolving credit agreement with Bank of Ningbo with the maximum amount of USD500,000 with an average interest rate of 6.23%. As of December 31, 2024, RMB3,507,682 was outstanding. During the year ended December 31, 2025, RMB1,905,769 (US$271,137) was withdrawn and RMB1,893,804 (US$269,435) was repaid. As of December 31, 2025, RMB3,513,903 (US$499,929) was outstanding.

(d)	On October 29, 2025, JYD RHTD entered into a loan agreement with Bank of China Shenzhen Longhua Branch for a loan of RMB3,000,000 (US$426,815). The loan bears interest at an annual rate of 2.90%, matures within one year, and is unsecured. The loan is guaranteed by the legal representative of JYD RHTD.

Interest expenses were RMB649,517, RMB946,749 and RMB678,305 (US$96,504) for short-term borrowings for the years ended December 31, 2023, 2024 and 2025, respectively. The weighted average interest rate was 4.93%, 4.91% and 3.50% for the years ended December 31, 2023, 2024 and 2025, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Payable to third parties (a)	3,964,389	8,599,174	1,223,420
Accrued payroll and employee benefits	5,693,545	4,735,899	673,785
Deposit payable	1,973,850	706,000	100,444
Others	452,662	500,901	71,264
Total	12,084,446	14,541,974	2,068,913

(a)	The balance mainly represents the payables for daily operations such as professional and consulting services, equipment purchases, rent and utility bills as of December 31, 2024 and 2025.

11. LOANS PAYABLE - THIRD PARTIES

On December 13, 2023, the Group borrowed a loan from Boknap Logistics (HK) Ltd. of RMB2,833,080 for 18 months with interest rate of 6%. The loan was fully repaid during the year ended December 31, 2024.

12. LEASES

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Right-of-use assets	3,739,296	6,350,997	903,568
Less: impairment	(1,857,761)	(512,701)	(72,943)
Right-of-use assets	1,881,535	5,838,296	830,625

Operating lease liabilities – current	812,669	2,281,725	324,625
Operating lease liabilities – non-current	1,898,004	4,403,452	626,487
Total operating lease liabilities	2,710,673	6,685,177	951,112

The movement of impairment of right-of-use assets is as follows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Beginning balance	3,244,676	1,857,761	264,307
Addition	-	-	-
Derecognition	(1,386,915)	(1,345,060)	(191,364)
Ending balance	1,857,761	512,701	72,943

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2025 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	4.06
Weighted average discount rate	3.62%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LEASES (Cont.)

A summary of lease expenses recognized in the consolidated statements of operations as of December 31, 2024 and 2025 and supplemental cash flow information related to operating leases were as follows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Lease expense
Operating lease expense	3,887,462	1,374,121	195,499
Short-term lease expense	19,401,914	24,304,964	3,457,911
Sublease income (1)	(11,725,219)	(14,153,470)	(2,013,640)
Total lease expense	11,564,157	11,525,615	1,639,770

Other information
Cash paid for operating leases	5,561,964	1,309,059	186,242
Right-of-use assets obtained in exchange for operating new lease liabilities	2,272,088	5,201,567	740,036

*(1)	For the years ended December 31, 2023, 2024 and 2025, the Group incurred sublease income of RMB707,009, RMB11,725,219 and RMB14,153,470 (US$2,013,640), and sublease cost of RMB858,098, RMB11,088,503 and RMB12,013,832 (US$1,709,229), respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group incurred total operating lease expenses of RMB24,498,055, RMB11,564,157 and RMB11,525,615 (US$1,639,770) respectively.

For the year ended December 2023, deposit loss of RMB1,494,308 related to the early termination of warehouses and offices, net of an income of RMB1,015,375 from deposits acquired from sublessees’ early termination of warehouses and offices, resulting in a net loss of RMB478,933, credited to consolidated statements of operations for the year ended December 31, 2023.

For the year ended December 2024, derecognition of right-of-use assets of RMB5,772,980 and lease liabilities of RMB8,016,892 and a deposit loss of RMB298,088 upon the lease termination, resulting in a net gain of RMB1,945,824 credited to consolidated statements of operations for the year ended December 31, 2024.

For the year ended December 31, 2025, the Group partially terminated a lease agreement, reducing the leased area from 218 square meters to 100 square meters. This reduction in leased space was accounted for as a lease modification, and the Group recognized a lease termination gain of RMB99,388 (US$14,140) as a result of the partial termination.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2025:

Year	Amounts
	RMB	US$
2026	2,479,065	352,701
2027	1,502,656	213,786
2028	1,248,788	177,667
2029	1,168,715	166,275
2030	679,907	96,732
Thereafter	79,625	11,328
Total lease payments	7,158,756	1,018,489
Less: imputed interest	473,579	67,377
Total operating lease liabilities, net of interest	6,685,177	951,112

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. LONG-TERM BORROWING

Long-term borrowing represents the amount due to various banks normally maturing over one year. Accrued interest is due either monthly or quarterly. The bank borrowings are for working capital and capital expenditure purposes. In December 2022, JYD SM entered into a loan agreement with Postal Savings Bank of China in the total amount of RMB5,000,000 with an annual interest rate of 4.15%. The loan was guaranteed by Shenzhen SME Financing Guarantee Co., LTD., a third party financial guarantee company, and shareholders of the Group (Geng Xiaogang and Xiaohua Jia). In December 2024, the loan was fully repaid when it was due.

In December 2024, JYD HQ entered into a three-year revolving credit agreement with China Construction Bank Corporation Shenzhen Branch in the total amount of RMB4,000,000 with an annual interest rate of 3.0%. The loan was guaranteed by the shareholders of the Group (Geng Xiaogang and Jia Xiaohua). Pursuant to the loan agreement, RMB40,000 is scheduled for repayment in December 2025 and another RMB40,000 in December 2026. The Company has the option to immediately re-borrow the RMB40,000 as each installment becomes due. The remaining principal balance of RMB3,920,000, together with any re-borrowed amounts, is repayable at the maturity date of the loan. No cash was withdrawn under this agreement for the year ended December 31, 2024. RMB4,000,000 (US$569,087) was withdrawn and outstanding as of December 31, 2025.

Interest expenses were RMB192,755, RMB174,923 and RMB43,625 (US$6,207) for long-term borrowings for the years ended December 31, 2023, 2024 and 2025, respectively.

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

For the year ended December 31, 2023, JYD RHTD, a newly set up subsidiary, was recognized as small low-profit enterprises. For the year ended December 31, 2024, ORD and JNT, the newly acquired subsidiaries, and JYD EZWLKJ, JYD EZGJ, the newly set up subsidiaries, were recognized as small low-profit enterprises. For the year ended December 31, 2025, Xinyuxiang, a newly set up subsidiary, was recognized as a small low-profit enterprise. From January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1 million but not exceeding RMB 3 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20% for the Company’s subsidiaries that are qualified as “Small Low-profit Enterprises”.

The income tax provision consisted of the following components:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Current income tax expenses	(99,155)	(268,085)	(63,912)	(9,092)
Deferred income tax benefit	2,907,145	804,312	510,709	72,659
Total income tax benefit	2,807,990	536,227	446,797	63,567

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Loss before provision for income taxes is attributable to the following geographic locations:
PRC	(76,778,965)	(49,862,843)	(6,514,147)	(926,779)
Foreign	(6,304,369)	(6,610,424)	(31,730,146)	(4,514,305)
Total loss before Income Taxes	(83,083,334)	(56,473,267)	(38,244,293)	(5,441,084)

Reconciliation between the provision for income taxes computed by applying the PRC EIT rate of 25% to income before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2023	2024	2025
PRC statutory income tax rate	25.0%	25.0%	25.0%
Impact of different tax rates in other jurisdictions	(1.1)%	(2.4)%	(18.2)%
Effect of preferential tax rate	(7.9)%	(10.9)%	(8.9)%
Non-deductible items	(0.1)%	0.3%	(1.5)%
Tax effect on deferred offering costs	0.6%	-%	-%
Change in valuation allowance	(13.1)%	(11.0)%	4.8%
Effective tax rate	3.4%	1.0%	1.2%

The effect on deferred offering costs mainly resulted from the book-tax difference of capitalization for initial public offerings expenses in 2023. The deferred offering costs are deductible under PRC tax regulation.

As of December 31, 2024 and 2025, the significant components of the deferred tax assets and deferred tax liabilities were summarized below:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax assets:
Net operating loss carried forward	17,516,642	16,801,166	2,390,331
Allowance for expected credit loss	3,911,723	2,839,672	404,007
Impairment charges	1,064,406	1,591,186	226,381
Lease liabilities	646,850	539,171	76,708
Less: Valuation allowance	(18,956,128)	(17,128,016)	(2,436,834)
Deferred tax assets, net of valuation allowance	4,183,493	4,643,179	660,593
Net off against deferred tax liabilities	(450,473)	(399,450)	(56,830)
Net deferred tax assets	3,733,020	4,243,729	603,763

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. TAXATION (Cont.)

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Deferred tax liabilities:
Right of use assets	450,473	399,450	56,830
Total deferred tax liabilities	450,473	399,450	56,830
Net off against deferred tax assets	(450,473)	(399,450)	(56,830)
Net deferred tax liabilities	-	-	-

The movement of valuation allowance is as follows:

	As of
	December 31,	December 31,
	2024	2025
	RMB	RMB	US$
Beginning balance	12,738,069	18,956,128	2,696,922
Addition	6,205,515	(1,795,368)	(255,430)
Foreign exchange impact	12,544	(32,744)	(4,658)
Ending balance	18,956,128	17,128,016	2,436,834

Valuation allowances have been provided on the deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion of the recorded deferred tax assets will not be realized in future periods.

Total net operating losses carryforwards of the Group’s PRC enterprises is RMB119.2 million and RMB119.4 million (US$17.0 million) as of December 31, 2024 and 2025, respectively. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2030, if not utilized. Net operating loss from Hong Kong of RMB6.2 million can be carried forward indefinitely.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses. As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

15. TAX PAYABLE

The Group’s taxes payable consists of the following:

	As of
	December 31, 2024	December 31, 2025
	RMB	RMB	US$
VAT and other taxes payable	11,466,502	14,250,827	2,027,491
Income tax payable	231,807	167,287	23,800
Total taxes payable	11,698,309	14,418,114	2,051,291

Due to the invalidation of invoices from a supplier of JYD SM by the tax authorities, the Group accrued RMB 10.8 million and 13.3 million (approximately US$1.9 million) VAT tax payable as of Dec 31, 2024 and 2025, respectively. As of the date that the Consolidated Financial Statements were available to be issued, JYD SM is coordinating with the tax authorities to properly resolve this matter.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION

For the year ended December 31, 2025, total share-based compensation expenses recognized were RMB14,005,587 (US$1,992,600). The table below presents a summary of the Group’s share-based compensation expenses:

	For the Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
General and administrative expenses	-	-	14,005,587	1,992,600

2024 Share Incentive Plan

On July 22, 2024, the board of directors of the Company approved the 2024 Share Incentive Plan (the “2024 Plan”). On December 19, 2025, the board approved the Amended and Restated 2024 Plan (the “Amended Plan”). Under the Amended Plan, the maximum aggregate number of ordinary shares available for issuance (the “Share Reserve”) is 550,000 shares. The Share Reserve will automatically increase each June 30, beginning in 2026 and continuing for up to ten years through June 30, 2036 (each, an “Evergreen Date”), by an amount equal to 20% of the total outstanding shares of the Company on the applicable Evergreen Date.

On December 19, 2025, the board also approved the grant of 540,000 Class A ordinary shares to 13 employees, officers, and directors as discretionary bonus shares, in recognition of their contributions to the Company’s operations and performance. The fair value of each share on the grant date was $3.69. All granted shares vested immediately upon issuance.

The following table summarized the Company’s restricted share activities under the 2024 Plan:

	Nonvested ordinary shares underlying	Weighted average fair value per ordinary share at the grant dates
Outstanding as of December 31, 2024	-	$-

Granted	540,000	$3.69
Vested	(540,000)	$3.69
Forfeited	-	$-

Outstanding as of December 31, 2025	-	$-

Restricted shares are measured based on the closing price of the Company’s ordinary shares on the grant date and are recognized as share-based compensation expense on a straight-line basis over the requisite service period. Total share-based compensation expenses recognized for these restricted shares for the year ended December 31, 2025 was RMB14,005,587 (US$1,992,600). As the restricted shares vested upon grant, there was no unrecognized compensation expense related to nonvested restricted shares as of December 31, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EQUITY

Ordinary shares

The Company’s authorized share capital comprises of (i) 480,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.0001 each.

In April 2023, the Company completed initial public offering and listed its Class A ordinary shares on the Nasdaq Capital Market under the symbol “JYD.” The Company raised approximately US$4.86 million in net proceeds at US$4 per share from the issuance of 25,000 new Class A ordinary shares from the initial public offering and 2,044 new Class A ordinary shares from partial exercise of over-allotment option by its underwriter after deducting underwriting discounts, commissions and expenses.

In July and September 2024, Geng Xiaogang, the controlling shareholder of the Group, converted total of 20,000 Class B shares into Class A shares.

On September 13, 2024, the Group entered into Securities Purchase Agreements (the “Securities Purchase Agreement”) with two accredited investors (the “Purchasers”), pursuant to which the Group received proceeds (net of issuance cost) of RMB5,728,717 (US$796,939) in consideration of the issuance of Convertible Debentures (the “Debenture”) in the principal amount of US$800,000. The transactions contemplated under the Securities Purchase Agreements closed in September and October 2024. The Debentures mature on the first-year anniversary of the issuance of the Debenture, bears interest at a rate of 6% per annum to the extent such interest is paid in cash or Class A ordinary shares of the Group, beginning after its original date of issuance at a conversion price at 52% of average of the Volume-Weighted Average Price (“VWAP”) for the five (5) consecutive trading days that is immediately prior to the original issue date, or 52% of the lowest daily VWAP price in the last five (5) trading days immediately prior to conversion. The principal and accumulated interests were converted into 41,388 shares of Class A ordinary shares of the Group on October 22, 2024.

In October 2024, the Group entered into Share Purchase Agreements (the “Purchase Agreements”) with certain accredited investors named therein (the “Purchasers”), pursuant to which the Company issued in a private placement an aggregate of 295,866 Class A ordinary shares to the Purchasers at a purchase price of US$ 0.45 per share. The Group received proceeds (net of issuance cost) of RMB47,469,070.

In October 2024, the Group issued 345 shares as compensation to its investor relation service provider with cash value of US$12,000.

From October 19, 2024 to October 26, 2024, the Group acquired 20% equity interests in HYTX WAREHOUSE NO.3 LLC, 49% equity interests in HYTX WAREHOUSE NO.10 LLC, 95% of YUKON FLOORING BELLAIRE, LLC, and 20% of HYTX WAREHOUSE NO.11 LLC, four warehousing companies in the United States, with 33,600 share, 31,370 shares, 44,397 shares, and 34,097 shares of Class A ordinary shares of the Group as consideration, respectively. Due to the Share acquisition termination agreement (“Termination agreement”) with the original selling shareholder of HYTX No. 11 LLC signed in December 2024, 34,097 Class A ordinary shares was canceled by the Group.

On October 21, 2024, the Group acquired 10% equity interest in LD Global Logistics Inc. (“LD”) to LD, a licensed customs broker based in the United States, by issuing 2,342 Class A ordinary shares as consideration.

On December 3, 2024, Jayud Global Logistics Limited (the “Company”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with certain accredited investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 1,000,000 Class A ordinary shares to the Investors at a purchase price of US$0.20 per share, in a registered direct offering (the “Offering”). The Company received proceeds (net of issuance cost) of RMB70,194,498.

On July 17, 2025, the Group entered into a Share Purchase Agreement with certain investors, pursuant to which the Company agreed to sell and issue 857,174 Class A ordinary shares to the Investors at a purchase price of US$0.14 per share, in a registered direct offering. The Company received proceeds (net of issuance cost) of RMB40,202,331 (US$5,719,658).

On December 19, 2025, the Group granted 540,000 Class A ordinary shares to 13 employees, officers and directors as discretionary bonus shares in recognition of their contributions to the Company’s IPO and recent operations. See Note 16 for details.

1,768,160 and 3,165,708 Class A Ordinary shares were issued and outstanding as of December 31, 2024 and 2025, respectively; 108,192 and 108,192 Class B Ordinary shares were issued and outstanding as of December 31, 2024 and 2025, respectively.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EQUITY (Cont.)

Warrant

On April 25, 2023, the Company issued warrants to its underwriter to purchase up to 750 Class A ordinary shares. The warrants have an exercise price of US$4.00 per share and may be exercised on a cashless basis. The warrants are exercisable beginning September 27, 2023 and ending March 31, 2028. The value of the warrant was evaluated by a third party appraiser, and amounted to RMB360,874 and included in additional paid in capital as of December 31, 2024. The warrant was fully exercised by the underwriter on April 1, 2025, which resulted in 374 shares was issued to the underwriter based on the market price of the shares on April 1, 2025.

Share Combination

On September 9, 2025, the board of directors of Jayud approved a share combination of the Company’s ordinary shares at a ratio of 50-for-1, pursuant to which every fifty (50) issued and outstanding ordinary shares were combined into one (1) ordinary share (the “Share Combination”). Fractional shares resulting from the Share Combination were rounded up to the nearest whole share.

As a result of the Share Combination, the Company’s authorized share capital changed from US$50,000 divided into 500,000,000 shares with a par value of US$0.0001 each, comprising (i) 480,000,000 Class A ordinary shares and (ii) 20,000,000 Class B ordinary shares, to US$2,500,000 divided into 500,000,000 shares with a par value of US$0.005 each, comprising (i) 480,000,000 Class A ordinary shares and (ii) 20,000,000 Class B ordinary shares.

All share and per share amounts presented in the consolidated financial statements have been retroactively adjusted to reflect the Share Combination.

Capital injection by non-controlling shareholder

In March 2024, the non-controlling shareholder of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”) made a capital injection of RMB20,000 to Oranda.

In September 2024, the non-controlling shareholder of FASTFLY made a capital injection of RMB29,174 to FASTFLY.

In July and October 2024, the non-controlling shareholder of JNT made a total capital injection of RMB55,000 to JNT.

From August to October, 2025, the non-controlling shareholder of LB, JPEC Enterprises, Inc. (“JPEC”), made a total capital injection of RMB1,605,488 (US$225,000) to LB.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. EQUITY (Cont.)

Dividend

In February and March 2022, JYD DS, JYD WLKJ, and HQ declared dividend to their shareholders with total amount of RMB18,770,000. Out of the total dividend declared, RMB6,839,000 was inter-group dividend, and RMB11,931,000 was to individual shareholders. As of December 31, 2024 and 2025, RMB6,937,500 (US$987,011) was outstanding and included in the other payables to shareholders.

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and 2025, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately RMB3.5 million and RMB1.1 million (US$0.1 million), respectively.

18. NON-CONTROLLING INTERESTS

In July 2023, JYD XYX entered into a joint venture agreement with Mr. Hailong Wu, to set up JYD RHTD. Since the Group retains control of JYD RHTD, the investment from Mr. Hailong Wu was accounted for as non-controlling interest.

In January 2024, the Group acquired a 51% equity interest of Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”). On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of Oranda, which lead a RMB416,179 reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination. Therefore, there was no non-controlling interest from Oranda as of December 31, 2024.

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

In May 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”). Since the Group retains control of HYTX, the investment from HYTX INC. was accounted for as non-controlling interest. On March 18, 2025, the Group and HYTX agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of HYTX. Non-controlling interest of RMB18,457 (US$2,626) was reversed. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination. Therefore, there was no non-controlling interest from Oranda as of December 31, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. NON-CONTROLLING INTERESTS (Cont.)

In September 2024, JYD Ezhou set up Ezhou Jayud International Logistics Co., Ltd. (“ Ezhou GJHY”) with Shenzhen Qinsheng Enterprise Management Consulting LLP (“ QinSheng”) and obtained 51% equity interest of Ezhou GJHY. Since the Group retains control of Ezhou GJHY, the investment from QinSheng was accounted for as non-controlling interest.

In October 2024, the Group acquired a 95% equity interest in Yukon Flooring Bellaire LLC (“YFB”), which owns a 28,320 sq.ft. warehouse and the related land located in Houston, Texas. The Group issued 2,219,828 Class A ordinary shares, equivalent to RMB14,657,148 as consideration. Since the Group retains control of YFB, the investment from minority was accounted for as non-controlling interest.

From February to May, 2025, JNT received a capital injection of RMB151,000 (US$21,483) from Mr. Niu Guojun, which finally obtained 49% of equity interest of JNT and was accounted for as non-controlling interest.

In July 2025, the Group and JPEC Enterprises, Inc. (“JPEC”) jointly established LB, with the Group holding a 55% equity interest and JPEC holding the remaining 45% as a non-controlling shareholder. From August to October, 2025, JPEC made a total capital injection of RMB1,605,488 (US$225,000) to LB.

As of December 31, 2024 and 2025, the balance of non-controlling interest is as following.

Entity	As of December 31, 2024	As of December 31, 2025
	RMB	RMB	US$
LB	-	914,926	130,168
YFB	762,237	635,425	90,403
JYD RHTD	1,188,534	496,708	70,668
JNT	(156,621)	105,921	15,070
FASTFLY	15,735	13,562	1,929
EZGJ	-	(52,081)	(7,410)
HYTX	(18,457)	-	-
TYPHK	(169,385)	(174,689)	(24,853)
JYD YCKJ	(12,513,131)	(13,294,459)	(1,891,427)
Total	(10,891,088)	(11,354,687)	(1,615,452)

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SEGMENT REPORTING

For the year ended December 31, 2024, the Group acquired interests in three companies in the United States. Because of the acquisition, the Group operated and reviewed its performance in two segments for the years ended December 31, 2024 and 2025: (i) PRC and Hong Kong, and (ii) U.S.A. Furthermore, the Group’s chief operating decision maker evaluates performance based on each reportable segment’s revenues, costs, gross profit. And there is only one reportable operating segment since all types of the services provided and products delivered are viewed as an integrated business process and allocation of the resources and assessment of the performance are not separately evaluated by the Group’s CODM for the year ended December 31, 2023.

The following table presents selected financial information relating to the Group’s segments for the year ended December 31, 2025:

	PRC & HK	USA	Corporate and Unallocated	Elimination	Consolidated	Consolidated
	RMB	RMB	RMB	RMB	RMB	US$
Freight forwarding services	326,116,937	9,213,032	-	(5,765,623)	329,564,346	46,887,711
Supply chain management	264,261,031	-	-	-	264,261,031	37,596,892
Other value-added services	7,016,067	-	-	(65,952)	6,950,115	988,805
Total revenues	597,394,035	9,213,032	-	(5,831,575)	600,775,492	85,473,408
Cost of revenues	(576,670,391)	(9,761,928)	-	5,784,234	(580,648,085)	(82,609,845)
Gross profit / (loss)	20,723,644	(548,896)	-	(47,341)	20,127,407	2,863,563
Operating expenses:
General and administrative expenses	(17,238,790)	(2,013,691)	(10,862,208)	67,387	(30,047,302)	(4,274,884)
Share-based compensation expenses	-	-	(14,005,587)	-	(14,005,587)	(1,992,600)
Selling expenses	(11,516,222)	(2,743)	-	-	(11,518,965)	(1,638,824)
Provision for credit losses, net	1,590,771	(401,255)	-	-	1,189,516	169,235
Impairment charges on long-lived assets	-	(1,990,126)	(698,118)	-	(2,688,244)	(382,461)
Lease termination gain	99,388	-	-	-	99,388	14,140
Research and development expenses	(846,054)	-	-	-	(846,054)	(120,370)
Total operating expenses	(27,910,907)	(4,407,815)	(25,565,913)	67,387	(57,817,248)	(8,225,764)
Operating loss	(7,187,263)	(4,956,711)	(25,565,913)	20,046	(37,689,841)	(5,362,201)

Other income/(expenses):	-	-	-	-	-	-

Other income, net	(497,104)	10,475	-	-	(486,629)	(69,234)
Foreign exchange (loss) / gain, net	667,164	-	(782,766)	268,118	152,516	21,699
Interest expenses, net	(184,025)	(1,337)	(34,977)	-	(220,339)	(31,348)
Total other (expenses) / income, net	(13,965)	9,138	(817,743)	268,118	(554,452)	(78,883)
Income before income tax benefit / (expenses)	(7,201,228)	(4,947,573)	(26,383,656)	288,164	(38,244,293)	(5,441,084)
Share of income of equity method investees, net of tax of nil	-	(41,897)	-	-	(41,897)	(5,961)

Segment assets	146,612,117	16,880,181	62,911,116	-	226,403,414	32,210,821

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SEGMENT REPORTING (Cont.)

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

19. SEGMENT REPORTING (Cont.)

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

JAYUD GLOBAL LOGISTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY BALANCES AND TRANSACTIONS

Related parties

Related Parties	Relationship
Mr. Geng Xiaogang	Founder, chief executive officer of the Company
Ms. Jia Xiaohua	Immediate family members of Founder and the management of the Group
Winpass Logistics (HK) Co., Limited	100% controlled by Ms. Jia Xiaohua
Cargo Link Logistics HK Company Limited	Owns 33% of shares of Sky Pacific Logistics HK Company Limited
Shenzhen Feijia Supply Chain Management Co., Ltd	43% shares owned by JYD YCKJ’s 48% interest minor shareholder
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	40% owned by Supervisor of JYD SXGYL
Xi’an Rochester Electronic Technology Co., Ltd	50% owned by Supervisor of JYD SXGYL
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	90% owned by previous management of JYD NJWL
LD Global Logistics Inc	10% owned by JYD US
HYTX Logistics LLC	Owns 49% of HYTX Warehouse Inc. before March 2025
Shenzhen Oranda Global Logistics Co., Ltd	80% shares owned by Oranda’s 49% interest minor shareholder
HYTX Warehouse No. 3 LLC	20% owned by JYD US
HYTX Warehouse No. 10 LLC	49% owned by JYD US
JPEC Enterprises, Inc.	Owns 45% of LabelBridge Logistics LLC
Bin Li	Supervisor of JYD SXGYL
Hongkong Boyatong Supply Chain Management	A shareholder which holds 9.10% equity interests of the Company
Key management and their immediate family members	The Group’s key management and their immediate family members

Accounts receivable - related parties

As of December 31, 2024 and 2025, accounts receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	International trading	173,382	-	-
The other logistics service customers	Logistic services	76,543	-	-
Total accounts receivable - related parties, net		249,925	-	-

Other receivable - related parties

As of December 31, 2024 and 2025, other receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Deposit for logistic services	11,547,932	11,267,167	1,603,000
HYTX Warehouse No. 3 LLC (“No. 3 LLC”)	Rent deposit	-	988,707	140,665
Winpass Logistics (HK) Co., Limited (“Winpass”)	Deposit and prepayment for logistic services	8,725,488	59,612	8,481
		20,273,420	12,315,486	1,752,146

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

As of December 31, 2024 and 2025, the deposits paid by the Group to Cargo Link represent the deposits made for chartered airline services from Hongkong to South Asia.

As of December 31, 2025, the deposits paid by the Group to Warehouse No. 3 represent rental deposits for warehouse space.

As of December 31, 2023 and 2024, the net amount collected by Winpass on behalf of Jayud for logistics service was RMB125,049 and RMB64,539. For the year ended December 31, 2023, Winpass paid on behalf of Jayud a total amount of RMB1,784,309 and collected a total amount of RMB3,281,240. For the year ended December 31, 2024, Winpass paid on behalf of Jayud in total amount of RMB7,491,026 and collected a total amount of RMB7,430,517, which resulted in an outstanding balance of RMB64,540. In addition, the Group paid to Winpass deposits of RMB8,660,949 for chartered airline services for the year ended December 31, 2024. The deposits were fully refunded for the year ended December 31, 2025 due to the change of market for chartered airline services.

Prepaid expenses - related parties

As of December 31, 2024 and 2025, prepaid expenses from a related party consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Hongkong Boyatong Supply Chain Management	Logistic services	-	6,426,947	914,373
Winpass Logistics (HK) Co., Limited (“Winpass”)	Logistic services	3,227,663	-	-
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Logistic services	3,468,341	-	-
		6,696,004	6,426,947	914,373

In 2025, Hongkong Boyatong Supply Chain Management was classified as a related party due to its shareholding exceeding 5%, and transactions with it were disclosed accordingly. As of February 3, 2026, it no longer holds any Class A Ordinary Shares and is no longer a beneficial owner of more than 5% of the Group.

As of December 31, 2024, prepaid expenses to Winpass and Cargo Link represent the prepayments for chartered airline freight services to enhance the Group’s service to USA and South Asia market. The prepayments to Winpass were fully refunded during the year ended December 31, 2025 due to the change of market for chartered airline services. The prepayments to Cargo link were fully applied against the service charges incurred during the year ended December 31, 2025.

Loans receivable - related parties

As of December 31, 2024 and 2025, loans receivable from related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
HYTX Warehouse NO.10 LLC (“No. 10 LLC”)	Loan to a related party	-	854,732	121,604
HYTX Warehouse No. 3 LLC (“No. 3 LLC)”	Loan to a related party	-	230,971	32,861
		-	1,085,703	154,465

In January 2025, to support the operating needs of No. 3 LLC and No. 10 LLC, the shareholders of these entities agreed to provide loans in proportion to their respective ownership interests. As a result, the Group signed a one-year loan agreement with No. 3 LLC and No. 10 LLC, respectively, with a total amount of RMB1,153,389 (US$164,095). The loans bear no interest, and due in January 2026. During the year ended December 31, 2025, RMB67,686 (US$9,630) was repaid to the Group, and RMB1,085,703 (US$154,465) was outstanding as of December 31, 2025. As of the date of issuance of the consolidated financial statements, no further amounts have been collected.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Accounts payable - related parties

As of December 31, 2024 and 2025, accounts payable to related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Logistic services	86,129	7,111,019	1,011,697
The other logistics service providers	Logistic services	156,605	1,068,263	151,984
		242,734	8,179,282	1,163,681

Loans payable - related parties

As of December 31, 2024 and 2025, loan payable to a related party consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
JPEC Enterprises, Inc. (“JPEC”)	Loan	-	158,148	22,500
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd (“Renrui”)	Loan	1,500,000	-	-
Key management and their immediate family members	Loan	733,700	29,999	4,268
		2,233,700	188,147	26,768

In December 2025, LB obtained an unsecured, interest-free short-term loan from JPEC amounting to RMB158,148 (US$22,500), with a term of 300 days.

On November 15, 2023, Jayud borrowed a short-term loan from Renrui of RMB 3,000,000 with interest of RMB 30,000. The principle and interests were fully repaid in January 2024. In April 2024, the Group borrowed a loan of RMB 3,000,000 from Renrui with an interest rate of 6%. The loan is due in September 2025. As of December 31, 2024, principal of RMB1,500,000 was repaid and RMB1,500,000 was outstanding. The interest expense on the loan was RMB74,336 for the year ended December 31, 2024. In January 2025, the loan and its interests were fully repaid to Renrui.

In July 2024, the Group borrowed a one-year loan with total amount of RMB738,000 from one of its officers. The loan bears no interests. During the year ended December 31, 2024, RMB4,300 was repaid and RMB733,700 was outstanding as of December 31, 2024. In January 2025, the loan was fully repaid.

In June 2025, the Group obtained a series of short-term loans from one of its officers totaling RMB169,999 (US$24,186). The loans are interest-free and have maturities within six months. During the year ended December 31, 2025, RMB140,000 (US$19,918) was repaid, and RMB29,999 (US$4,268) remained outstanding as of December 31, 2025.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other payable - related parties

As of December 31, 2024 and 2025, other payable to related parties consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Cargo Link Logistics HK Company Limited (“Cargo Link”)	Payment for logistics service(a)	624,125	629,456	89,554
The other logistics service providers	Payment for logistics service / Interest payable	165,435	-	-
		789,560	629,456	89,554

(a)	For the years ended December 31, 2023, 2024 and 2025, the Group paid nil, RMB62,484 and RMB5,331 (US$758) to Cargo Link.

Loans payable – shareholders

As of December 31, 2024 and as of December 31, 2025, loans payable to shareholders consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Huang Jianhong	Loan	658,000	-	-
Jia Xiaohua	Loan	1,000,000	-	-
Wang Qing	Loan	300,000	-	-
Yi Yu	Loan	5,697,800	-	-
Peng ZhongLiang	Loan	1,000,000	-	-
		8,655,800	-	-

For the year ended December 31, 2024, the Group borrowed a total amount of RMB16,274,505 with 0~6% interests from five shareholders of the Group with one week to 19 months terms. The interest expense on these loans was RMB738,933 during the year ended December 31, 2024. For the year ended December 31, 2024, the Group repaid a total of RMB7,618,705 to these shareholders. For the year ended December 31, 2025, the Group fully repaid the loans to the shareholders.

Other payable – shareholders

Other payable to shareholders represents the interests on the shareholder loans above and business reimbursement payable to the Group’s shareholders. As of December 31, 2024, other payable to shareholders amounted to RMB613,820. During the year ended December 31, 2025, the shareholders waived the entire amount of such interest pursuant to a supplemental agreement to the loan contracts.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Other payable – shareholders - non-current

As of December 31, 2024 and 2025, other payable to shareholders consisted of the following:

Name	Nature	As of December 31, 2024	As of December 31, 2025
		RMB	RMB	US$
Geng Xiaogang	Dividend	6,225,000	6,225,000	885,642
Jia Xiaohua	Dividend	712,500	712,500	101,369
		6,937,500	6,937,500	987,011

Related party transactions

For the years ended December 31, 2023, 2024 and 2025, the Group had the following material related party transactions:

		For the years ended December 31,
Related Parties	Nature	2023	2024	2025
		RMB	RMB	RMB	US$
Winpass Logistics (HK) Co., Limited	Purchase of logistic services	549,714	416,482	312,448	44,453
Cargo Link Logistics HK Company Limited	Purchase of logistic services	62,063,334	50,581,355	60,497,759	8,607,125
HYTX Warehouse No. 10 LLC	Purchase of logistic services	-	-	1,537,924	218,803
The other logistics service providers	Purchase of logistic services	-	1,005,698	1,211,649	172,383
Shenzhen Feijia Supply Chain Management Co., Ltd	Provided logistic services	196,575	-	-	-
Shenzhen Oranda Global Logistics Co., Ltd	Provided logistic services	-	1,139,001	-	-
LD Global Logistics Inc	Provided logistic services	-	355,927	2,138,150	304,198
The other logistics service customers	Provided logistic services	-	349,786	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Purchase of equipment	108,407	-	-	-
Shenzhen Feijia Supply Chain Management Co., Ltd	Penalty for early termination of lease	835,527	-	-	-
Hongkong Boyatong Supply Chain Management	Purchase of products and other services	-	-	176,400,632	25,096,835
Hongkong Boyatong Supply Chain Management	Sales of products and other services	-	-	5,413,282	770,157
The other logistics service customers	Sales of products and other services	4,749	885,180	491,170	69,880
Shenzhen Zhongshun Jiean Estate Management Co., Ltd	Rent of offices and warehouses	14,469,603	-	-	-
Key management and their immediate family members	Interest expenses of loans	30,000	780,985	-	-
Xi’an Renrui Hydroacoustic Technology Engineering Co., Ltd	Interest expenses of loans	24,643	99,693	-	-

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. CONCENTRATION

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of December 31, 2024 and 2025.

	As of December 31, 2024		As of December 31, 2025
Customer	Amount	% of Total	Amount	% of Total	Amount
	RMB	%	RMB	%	US$
A	7,668,440	19.7%	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31, 2023		For the year ended December 31, 2024		For the year ended December 31, 2025
Customer	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB		US$
B	61,254,669	12.3%	71,512,406	12.7%	65,790,189	11.0%	9,360,088
C	60,840,708	12.2%	*	*	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of December 31, 2024 and 2025.

	As of		As of
	December 31, 2024		December 31, 2025
Supplier	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB	%	US$
Cargo Link Logistics HK Company Limited	*	*	7,111,019	18.2%	1,011,697
Hongkong Boyatong Supply Chain Management	16,125,748	36.1%	*	*	*

*	Represented the percentage below 10%

The following table sets forth information as to each supplier that accounted for 10% or more of total purchase for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31, 2023		For the year ended December 31, 2024		For the year ended December 31, 2025
Supplier	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount
	RMB		RMB		RMB	%	US$
Hongkong Boyatong Supply Chain Management	*	*	142,838,247	24.8%	176,400,632	30.4%	25,096,835
Cargo Link Logistics HK Company Limited	62,063,334	12.1%	*	*	60,497,759	10.4%	8,607,125
B	60,165,266	11.7%	*	*	*	*	*
C	56,607,369	11%	*	*	*	*	*

*	Represented the percentage below 10%

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. COMMITMENTS AND CONTINGENCIES

Commitments

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

Contractual obligations

The following table sets forth the Group’s contractual obligations as of December 31, 2025:

	Payments due by period
	Total	Within one year	Within 1-2 years	Over 2 years
	RMB
Bank borrowings	26,203,903	22,203,903	4,000,000	-
Operating lease payments	7,158,756	2,479,065	1,502,656	3,177,035
Loan from related parties	188,147	188,147	-	-
Total	33,550,806	24,871,115	5,502,656	3,177,035

Asset acquisition in 2026

On September 1, 2025, the Group entered into a letter of intent with Expecs in connection with a proposed asset acquisition and reached a preliminary agreement on the purchase consideration of approximately RMB26.8 million (US$3.8 million). The letter of intent is non-binding in nature and the proposed transaction remains subject to, among other things, the negotiation and execution of definitive agreements.

The Group has engaged an independent third-party valuation firm to perform a valuation of the target assets, and the valuation report has been formally issued on April 10, 2026. In addition, in order to facilitate the operation of the Group’s newly launched integrated station and customs services in compliance with applicable customs regulatory requirements, access to Expecs’ system is required.

Based on the current status of negotiations and related arrangements, management currently expects the proposed transaction to be consummated. The execution of the definitive acquisition agreement is currently expected to take place on or before June 30, 2026. See Note 5 for further details.

Other than as shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Contingencies

Legal Proceedings

On November 20, 2025, a putative securities class action was filed in the United States District Court for the Southern District of New York (the “Court”), Case No. 1:24-cv-09662 (the “Lawsuit”) against the Company and certain of its directors and officers, as well as the Company’s former audit firm, Marcum Asia CPAs LLP .. The Lawsuit is purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s filings with the U.S. Securities and Exchange Commission. The Lawsuit asserts violations of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder.

While Company believes that the claims in the Lawsuit are without merit and will defend itself vigorously, the Company is unable to estimate the possible loss or range of loss, if any, that may result from the Lawsuit. Any adverse outcome of the Lawsuit, including any plaintiff’s appeal of a judgment, could have a material adverse effect on Company’s business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management’s attention from the day-to-day operations, all of which could harm Company’s business.

In the opinion of management, there were no other pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Business Combination

Qingdao Oranda Supply Chain Management Co., Ltd.

In January 2024, the Group acquired a 51% stake in Qingdao Oranda Supply Chain Management Co., Ltd. (“Oranda”), a company based in Qingdao, Shandong. Oranda offers comprehensive logistics services including cargo identification, transportation, warehousing, customs clearance, and insurance. The purchase price is contingent on Oranda’s performance, with a mix of cash and the Group’s Class A ordinary shares to be paid in 2027, based on Oranda’s average net profit until December 31, 2026. On October 10, 2024, the Group and Oranda agreed to terminate the equity purchase agreement, and the 51% equity interests acquired was returned to the original owner of Oranda, which lead a RMB 416,179 reverse in non-controlling interest. No consideration was given to the original owner pursuant to the termination agreement and all parties were relieved of their obligations as a result of the termination.

Shenzhen Jiniu International Logistics Co., Ltd.

In January 2024, the Group acquired a 51% stake in Shenzhen Jiniu International Logistics Co., Ltd. (“Jiniu”), located in Shenzhen. Focusing on supply chain management and logistics services, particularly for the Middle East trade lane, Jiniu offers a range of services from cargo transportation to technology export. The acquisition closed on January 15, 2024 and the Company obtained control of 51% of Jiniu equity interest. The final purchase price will be determined by Jiniu’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on Jiniu’s average net profit until the end of 2026. The net assets of Jiniu was negative RMB 19,755 at the time of acquisition. Jiniu incurred a net loss of RMB412,124 from the date of acquisition to December 31, 2024. These amounts are considered insignificant to the Group’s net assets as of December 31, 2024 and net losses for the year ended December 31, 2024; therefore, no pro forma information of Jiniu are presented. Jiniu incurred a net loss of RMB227,636 (US$32,386) for the year ended December 31, 2025.

HYTX warehouse Inc.

In April 2024, the Group acquired a 51% stake in HYTX Warehouse Inc. (“HYTX”), a logistics company headquartered in California, U.S.A. The final purchase price will be determined by HYTX’s performance and paid in a combination of cash and the Group’s Class A ordinary shares in 2027, based on HYTX’s average net profit until the end of 2026. The net assets of HYTX was negative RMB11,960 at the time of acquisition.

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

JAYUD GLOBAL LOGISTICS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Business Combination (Cont.)

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

HK(FASTFLY) International Logistics Co., Limited

In April 2024, the Group acquired a 51% stake in HK(FASTFLY)International Logistics Co.,Limited (“FASTFLY”) with no consideration. Jiniu’s 49% shareholder acquired 49% of FASTFLY with no consideration. FASTFLY will deal with overseas orders for Jiniu. The net assets of FASTFLY was negative RMB14,937 at the time of acquisition. FASTFLY incurred a net loss of RMB12,877 and RMB4,436 (US$631) from the date of acquisition to December 31, 2024 and for the year ended December 31, 2025, respectively.

24. BASIC AND DILUTED NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows, the effect of warrants was excluded from the computation of diluted net loss per share for the years ended December 31, 2023, 2024 and 2025, as its effect would be anti-dilutive:

	For the Years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Net loss attributable to the Jayud Global Logistics Limited’s ordinary shareholders	(72,576,740)	(49,570,199)	(35,600,849)	(5,064,996)
Denominator:
Weighted average number of Ordinary Shares	418,490	581,715	2,286,572	2,286,572
Net loss per Ordinary Share – basic and diluted	(173.43)	(85.21)	(15.57)	(2.22)

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

25. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of the consolidated financial statements, except for the events mentioned below, the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

Entry into Share Purchase Agreement

On March 13, 2026, the Company entered into a share purchase agreement with certain accredited investors and agreed to issue and sell 5,025,000 Class A ordinary shares, par value US$0.005 per share, at a purchase price of US$1.34 per share in a registered direct offering. The gross proceeds from the offering were approximately RMB47.3 million (US$6.73 million), before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds for general corporate purposes, including working capital and the expansion of its overseas business operations.

In connection with the offering, the Company agreed to pay FT Global Capital, Inc. a cash fee equal to 4.0% of the aggregate gross proceeds raised from investors sourced by the Company and a non-accountable expense allowance of RMB0.4 million (US$50,000). The Company’s executive officers and directors also agreed to a 30-day lock-up period following the closing of the offering, subject to certain customary exceptions.

New Lease Agreement Entered into in 2026

On February 3, 2026, the Group entered into a new lease agreement with a third party for a term of 40 months, commencing on March 1, 2026. The lease requires an initial security deposit of US$750,000. Monthly lease payments are structured as follows: US$72,000 for months 1 through 4, US$144,000 for months 5 through 14, US$149,040 for months 15 through 26, US$154,256.4 for months 27 through 38, and US$159,655.37 for months 39 through 40.

Upon commencement, the Group recognized a right-of-use asset and a corresponding lease liability of approximately RMB38.6 million (US$5.5 million). The leased premises are to be used solely for warehousing, storage, packaging and distribution of non-hazardous consumer products, as well as related office and administrative purposes.